Exhibit 2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

This document comprises a prospectus relating to New WPP (New WPP or the Company) and has been prepared in accordance with the Prospectus Rules made under section 73A of the FSMA. This document has been filed with the FSA and has been made available to the public in accordance with section 3.2 of the Prospectus Rules.

If you have sold or otherwise transferred all of your WPP Shares, please forward this document, together with the accompanying documents at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, these documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. If you have sold or transferred only part of your holding of WPP Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document has been prepared in connection with a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 to introduce a new Jersey incorporated holding company, New WPP, to the WPP Group (the Scheme) and has been prepared on the assumption that the Scheme will become effective in accordance with its current terms. A summary of the Scheme and other proposals are set out in Part 1 of this document. You should read this document in its entirety and in particular the risk factors set out in the section of this document headed “Risk Factors”.

The New WPP Directors, whose names appear on page 16 of this document, and the Company, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the New WPP Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

WPP plc

(incorporated in Jersey under the Companies (Jersey) Law 1991 with registered number 101749)

Prospectus

relating to admission to the Official List and to trading

on the London Stock Exchange of up to 1,280,000,000 New WPP Shares

of ten pence each

Sponsor

Merrill Lynch International

Application will be made to the UK Listing Authority for all of the ordinary share capital of the Company to be admitted to the Official List maintained by the UK Listing Authority and to the London Stock Exchange to be admitted to trading on the London Stock Exchange’s main market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s main market for listed securities, constitute admission to official listing on a stock exchange. If the Scheme proceeds as currently envisaged, it is expected that admission to listing and trading will become effective and that unconditional dealings will commence at 8.00 a.m. on 19 November 2008.

This document does not constitute an invitation or offer to sell or exchange, or the solicitation of an invitation or offer to buy or exchange, any security or to become a member of New WPP. None of the securities referred to in this document shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable law. The New WPP Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended and will be issued in reliance on the exemption provided by section 3(a)(10) of the US Securities Act. Neither the SEC nor any US state securities commission has reviewed or approved this document or the Scheme. Any representation to the contrary is a criminal offence in the United States.

The distribution of this document in certain jurisdictions may be restricted by law. No action has been, or will be, taken by New WPP to permit a public offering of New WPP Shares. Other than in the United Kingdom, no action has been taken or will be taken to permit the possession or distribution of this document (or any other offering or publicity materials or application form(s) relating to New WPP Shares) in any jurisdiction where action for that purpose may be required or doing so is restricted by law. Accordingly, neither this document nor any advertisement may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the fact that a registration statement or an application for a licence has been filed under chapter 421-B of the New Hampshire Revised Statutes with the State of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire constitutes a finding by the Secretary of State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

Merrill Lynch, which is authorised and regulated in the UK by the FSA, is acting exclusively for WPP and New WPP and no one else in connection with the Proposals and Admission and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients for the contents of this document or for providing any advice in relation to this document, the Proposals or Admission.

The contents of this document should not be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal, financial or tax adviser for legal, financial or tax advice.

Certain information relating to the WPP Group has been incorporated by reference into this document. Please read the paragraph entitled “Incorporation of relevant information by reference” in the section headed “Presentation of Information” for further details.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date
Latest time for receipt by the trustees of the 401k Plans of instructions in respect of WPP ADSs held under the 401k Plans	10.00 a.m. (New York time) on 24 October 2008
Latest time for lodging voting instructions in respect of the WPP ADSs	10.00 a.m. (New York time) on 27 October 2008
Latest time for lodging white Forms of Proxy for the Court Meeting	11.30 a.m. on 28 October 2008(1)
Latest time for lodging blue Forms of Proxy for the General Meeting	11.45 a.m. on 28 October 2008
Voting Record Time	6.00 p.m. on 28 October 2008(2)
Court Meeting	11.30 a.m. on 30 October 2008
General Meeting	11.45 a.m. on 30 October 2008(3)

The following dates are subject to change:
Court Hearing to sanction the Scheme and the Scheme Reduction of Capital	18 November 2008(4)
Last day of dealings in, and for registration of transfers of, WPP Shares and WPP ADSs	18 November 2008(5)
Scheme Record Time	6.00 p.m. on 18 November 2008(5)
Effective Date of the Scheme	19 November 2008(5)

Cancellation of listings of WPP Shares, New WPP Shares admitted to the Official List, crediting of New WPP Shares in uncertificated form to CREST accounts and dealings in New WPP Shares commence on the London Stock Exchange

8.00 a.m. on 19 November 2008(5)
Cancellation of listing of WPP ADSs and dealings in New WPP ADSs commence on NASDAQ	9.30 a.m. (New York Time) on 19 November 2008(5)(6)
Jersey Court Hearing to sanction the New WPP Reduction of Capital	24 November 2008(5)
New WPP Reduction of Capital becomes effective	25 November 2008(5)(7)
Despatch of New WPP Share certificates for New WPP Shares in certificated form	by 25 November 2008(5)

Notes:

Unless otherwise stated, all references in this document to times are to London times.

(1)	Forms of proxy for the Court Meeting not returned by this time may be handed to the Registrars, Computershare Investor Services PLC, or to the Chairman of WPP, at the Court Meeting.
(2)	If either the Court Meeting or the General Meeting is adjourned, the Voting Record Time for the adjourned meeting will be 6.00 p.m. on the date two days before the date set for the adjourned meeting.
(3)	To commence at 11.45 a.m. or, if later, immediately after the conclusion or adjournment of the Court Meeting.
(4)	This date is indicative only and will depend, among other things, on the date upon which the Court sanctions the Scheme.
(5)	These dates are indicative only and will depend, among other things, on the date upon which the Scheme becomes effective.
(6)

New WPP Shares credited to the account of the US Depositary will be represented by the New WPP ADSs (in book-entry form, direct registration book-entry form or in the form of a registered New WPP ADR certificate). The US Depositary will effect the cancellation of the WPP ADSs and the issuance of New WPP ADSs, including the exchange of WPP ADSs represented by WPP ADR certificates.

(7)

This date is indicative only and will depend, among other things, on the date on which the Jersey Court confirms the New WPP Reduction of Capital and the Jersey registrar of companies registers the act of court and approved minute of the Jersey Court.

The dates given in this expected timetable are based on WPP’s current expectations and may be subject to change. If the scheduled date of the Court Hearing to sanction the Scheme is changed, WPP will give notice of the change by issuing an announcement through a Regulatory Information Service. All WPP Share Owners have the right to attend the Court Hearing to sanction the Scheme.

SUMMARY INFORMATION

The following summary information should be read as an introduction to this document only. Any decision to invest in New WPP Shares should be based on a consideration of this document as a whole and not just this summary. No civil liability will attach to those persons responsible for the summary, including any translation of the summary, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this document. Where a claim relating to the information contained in this document is brought before a court, the claimant investor may, under the national legislation of the member state of the European Economic Area where the claim is brought, have to bear the costs of translating this document before the legal proceedings are initiated.

1.	Introduction

On 29 September 2008, WPP announced its intention to change its corporate structure by putting in place a new parent company for the WPP Group, and to re-characterise the entire amount (or such other amount as is approved by the Jersey Court) standing to the credit of New WPP’s share premium account as a distributable reserve to support the payment of future dividends and share repurchases by New WPP in the medium to long term.

New WPP was incorporated under the Jersey Companies Law on 12 September 2008, and changed its name on 30 September 2008 to WPP plc. If the Scheme becomes effective, New WPP will become the new parent company for the WPP Group and the existing parent company, WPP Group plc, is expected to be renamed WPP 2008 plc and will then immediately after the Effective Date be re-registered as a private company. It is also proposed that, subject to the Scheme becoming effective, the WPP Share Owners authorise the New WPP Directors to adopt the Replacement Share Plans and the Continuing Share Plans and to ensure that existing awards under the WPP Share Plans and the Inherited Share Plans are satisfied using New WPP Shares, including, if appropriate, newly issued New WPP Shares or New WPP Treasury Shares (the Share Plan Proposals).

2.	Background to and reasons for the Scheme

Background

The Scheme will create a new parent company registered in Jersey, with its tax residence in the Republic of Ireland.

WPP is an international business, with over 110,000 people (including associate companies) working for WPP Group companies in 106 countries. In recent years, the UK has contributed less than 15 per cent. of WPP’s revenues and headline profits before tax.

For historical reasons, the WPP Group’s parent company has been incorporated and tax resident in the UK. As a result of recent concerns regarding possible changes to the UK’s taxation of foreign profits, the WPP Board has reassessed the location of the parent company of the WPP Group and, given these concerns and the complexity of the current UK tax system, the WPP Board has concluded that the long term interests of the WPP Group and its Share Owners are best served by a new parent company corporate structure.

The WPP Board believes that the most appropriate structure to protect the WPP Group’s taxation position and to better facilitate its financial management is to introduce a new Jersey incorporated parent company for the WPP Group which will be tax resident in the Republic of Ireland. This should provide the opportunity to reduce the overall tax rate of the group in the short to medium term.

This international parent structure should allow WPP to continue its successful strategy of developing its portfolio internationally, particularly in fast-growing geographic markets such as Brazil, Russia, India and China and also in other countries in Asia, Latin America, Africa and the Middle East and Central and Eastern Europe.

The Scheme

The introduction of New WPP as the new parent company of the WPP Group will be carried out by way of the Scheme. The key features of the Scheme are as follows:

Under the Scheme:

•	all WPP Shares (including WPP Shares represented by WPP ADSs) will be cancelled;

•	WPP will issue New Shares and the New Voting Share to New WPP so that New WPP will own the entire issued share capital of WPP; and

•	WPP Share Owners (including the US Depositary) at the Scheme Record Time will receive one New WPP Share for each WPP Share cancelled under the Scheme.

Promptly following the Effective Date:

•

the US Depositary will cancel WPP ADSs registered in the name of a nominee of DTC and issue New WPP ADSs through the book-entry transfer facilities of DTC promptly upon receipt of the applicable number of New WPP Shares in its CREST account;

•

the US Depositary will mail documentation to enable the exchange of WPP ADSs represented by WPP ADR certificates (including WPP ADSs which are represented by WPP ADR certificates and are restricted) for New WPP ADSs to the holders of WPP ADSs represented by WPP ADR certificates registered on the books of the US Depositary at the Effective Date. New WPP ADSs will be issued in the form of book-entry direct registration with the US Depositary unless the WPP ADSs were restricted in which case New WPP ADR certificates subject to the same restrictions as the WPP ADRs will be issued; and

•

the US Depositary will cancel WPP ADSs registered in book entry uncertificated form in the direct registration system maintained by it and issue New WPP ADSs in book entry uncertificated form in the direct registration system maintained by it promptly upon receipt of the applicable number of New WPP Shares in its CREST account.

Members of any of the 401k Plans who hold WPP ADSs under such plans will automatically receive New WPP ADSs in their plan accounts in exchange for their WPP ADSs.

The Scheme requires the approval of WPP Share Owners at the Court Meeting. WPP Share Owners will also be asked to approve a resolution covering various matters in connection with the Scheme at the General Meeting and the Scheme will also be conditional upon the passing of certain resolutions (as set out in the Notice convening the General Meeting in the Scheme Circular). If the Scheme is approved by the requisite majority at the Court Meeting, and approval is also obtained at the General Meeting, an application will be made to the Court to sanction the Scheme at the Court Hearing. It is anticipated that the Scheme will become effective on 19 November 2008.

3.	Key risk factors

Set out below are the principal risks for investors:

Risks relating to New WPP’s business

•	The WPP Group competes for clients in a highly competitive industry, which may reduce market shares and decrease profits.

•

The WPP Group receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the WPP Group’s prospects, business, financial condition and results of operations.

•	The WPP Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

•

The WPP Group is dependent on its employees and, like all service providers, is vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising and marketing services.

•	The WPP Group is exposed to the risks of doing business internationally and may have difficulty repatriating the earnings of its subsidiaries.

•	Currency exchange rate fluctuations could adversely affect New WPP’s consolidated results of operations.

•	The WPP Group is subject to recessionary economic cycles.

•	The WPP Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

•	The WPP Group may be unsuccessful in integrating any acquired operations with its existing businesses.

•	Goodwill and other acquired intangible assets recorded on New WPP’s balance sheet with respect to acquired companies may become impaired.

•	The WPP Group may be subject to certain regulations that could restrict the WPP Group’s activities.

•	The WPP Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

•	Changes in tax laws or their application may adversely affect the WPP Group’s reported results.

Risks relating to the New WPP Shares

•	Price volatility – the trading price of the New WPP Shares may be volatile and subject to wide fluctuations.

•	Future sale – New WPP is unable to predict whether substantial amounts of New WPP Shares will be sold in the open market once the Scheme becomes effective.

•

Dividend Access Plan – the Dividend Access Plan is being implemented on the basis of current English law and practice and any changes thereto may have adverse effects on tax consequences of payments under such plan.

Risks relating to Jersey

•

Impact on future offerings for US share owners – holders of New WPP Shares in the United States may not be able to participate in future equity offerings and their rights as shareholders will be governed by Jersey law.

•

Impact of Jersey law on US share owners – the rights afforded to New WPP Share Owners will be governed by Jersey law and by New WPP’s constitutional documents and these rights differ in certain respects from the rights of shareholders in typical US corporations.

4.	Summary financial information

The tables below set out summary financial information for the WPP Group for the periods indicated. The data below has been extracted, without material adjustment, from WPP’s audited financial statements for the years ended 2005, 2006 and 2007 and its unaudited interim financial statements for the period ended 30 June 2007 and 30 June 2008, prepared in accordance with IFRS.

Summary Consolidated Income Statement from WPP’s audited financial statements for the years ended 31 December 2005, 2006 and 2007, and from its unaudited interim financial statements for the periods ended 30 June 2007 and 30 June 2008, prepared in accordance with IFRS

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Billings	16,870.7	15,084.6	31,665.5	30,140.7	26,673.7

Revenue	3,339.1	2,921.0	6,185.9	5,907.8	5,373.7
Direct costs	(180.1)	(151.3)	(335.5)	(296.8)	(241.0)

Gross profit	3,159.0	2,769.7	5,850.4	5,611.0	5,132.7
Operating costs	(2,781.2)	(2,450.2)	(5,045.7)	(4,869.4)	(4,479.9)

Operating profit	377.8	319.5	804.7	741.6	652.8

Profit before interest and taxation	398.5	339.0	846.1	782.7	686.7
Finance income	70.1	57.7	139.4	111.0	87.6
Finance costs	(130.1)	(102.6)	(266.1)	(211.7)	(182.3)

Profit before taxation	338.5	294.1	719.4	682.0	592.0
Taxation	(101.2)	(90.9)	(204.3)	(199.4)	(194.0)

Profit for the period/year	237.3	203.2	515.1	482.6	398.0

Attributable to:
Equity holders of the parent	208.2	181.9	465.9	435.8	363.9
Minority interests	29.1	21.3	49.2	46.8	34.1

Profit for the period/year	237.3	203.2	515.1	482.6	398.0

Headline PBIT[1,3]	453.4	383.1	928.0	859.0	754.8
Headline PBIT margin	13.6%	13.1%	15.0%	14.5%	14.0%
Headline PBT[2,3]	389.1	338.0	817.3	766.3	669.0

Earnings per share:
Basic earnings per ordinary share	18.2p	15.3p	39.6p	36.3p	30.3p
Diluted earnings per ordinary share	17.8p	14.7p	38.0p	35.2p	29.7p

1

Headline PBIT means profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates.

2

Headline PBT means profit before taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates and gains/losses arising from the revaluation of financial instruments.

3	The calculation of Headline PBIT and Headline PBT is set out in note 31 of WPP’s 2007 financial statements.

Summary Consolidated Balance Sheet

	30 June 2008 £m	30 June 2007 £m	Year ended 31 December 2007 £m	Year ended 31 December 2006 £m	Year ended 31 December 2005 £m
Non-current assets	9,159.6	7,849.1	8,689.9	7,732.3	8,196.9
Current assets	8,251.1	6,314.2	8,562.1	6,963.6	6,192.2
Current liabilities	(8,983.9)	(7,245.9)	(9,904.8)	(8,084.0)	(7,430.0)
Net current liabilities	(732.8)	(931.7)	(1,342.7)	(1,120.4)	(1,237.8)
Total assets less current liabilities	8,426.8	6,917.4	7,347.2	6,611.9	6,959.1
Non-current liabilities	(3,963.9)	(3,135.1)	(3,252.4)	(2,693.5)	(2,973.3)

Net assets	4,462.9	3,782.3	4,094.8	3,918.4	3,985.8

Equity
Called-up share capital	117.4	121.8	119.2	124.1	125.3

Equity share owners’ funds	4,324.8	3,686.7	3,974.4	3,826.9	3,904.5
Minority interests	138.1	95.6	120.4	91.5	81.3

Total equity	4,462.9	3,782.3	4,094.8	3,918.4	3,985.8

Capitalisation and Indebtedness

Calculated by reference to its unaudited accounting records:

•

at 31 August 2008, WPP Group had total current debt of £691.7 million and non-current debt of £2,326.0 million. The net financial indebtedness of WPP Group at 31 August 2008 was £2,083.0 million. This information has been extracted without material adjustment from the unaudited accounting records of WPP Group at that date;

•

shareholders’ equity of WPP Group at 30 June 2008 was £(1,129.5) million, excluding retained earnings of £5,454.3 million. This information has been extracted without material adjustment from the unaudited interim financial statements of WPP Group for the period ended 30 June 2008; and

•	New WPP’s total capitalisation as at 2 October 2008 was £2. It had no outstanding indebtedness and its net financial indebtedness as at that date was £NIL.

5.	Current trading, trends and prospects

On 22 August 2008, the WPP Board announced its unaudited interim results for the six months ended 30 June 2008. The results reflected record levels of performance throughout all regions and sectors of the business and good revenue and operating profit growth.

Reportable revenue was up 14.3 per cent. to £3.3 billion. Revenue on a constant currency basis was up 8.1 per cent. compared with the first half of 2007, chiefly reflecting the strength of the Euro against the £ sterling in the first six months of 2008. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 4.3 per cent. in the first half. Headline operating margins rose in line with objectives by 0.5 margin points to 13.6 per cent.

The WPP Group’s profit performance in the first half of 2008 was strong, despite the general economic tightening in the United States and Western Europe in the second quarter. The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe continued to show double digit revenue growth, with the United Kingdom and Western Continental Europe improving in the second quarter, although they remained at mid single-digit rates. The United States, despite the uncertainties surrounding the financial markets, continued to grow, with revenues on a constant currency basis up 5.8 per cent.

Trading remains in line with the Board of WPP’s expectations for the year ending 31 December 2008. WPP believes that there will be a tougher trading environment in 2009 and the lengthening financial crisis has the potential to further impact consumer and client confidence.

6.	Dividend Access Plan

New WPP will, shortly after the Scheme becomes effective, put in place the Dividend Access Plan. The Dividend Access Plan is primarily designed to ensure that, as under current WPP dividend payment arrangements, New WPP Share Owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan no tax is required to be withheld from the payment of dividends to New WPP Share Owners. WPP Share Owners are referred to paragraphs 19 and 20 of Part 6 of this document for a general description of the United Kingdom and Irish tax consequences of receiving dividends under the Dividend Access Plan or directly from New WPP.

New WPP Share Owners who hold 100,000 or fewer New WPP Shares upon the Scheme becoming effective, or if they later become a share owner of New WPP with 100,000 or fewer New WPP Shares at the record date for the first dividend announced or paid after they become a New WPP Share Owner and who do not serve a Withdrawal Notice, will be deemed to have elected to participate in the Dividend Access Plan and will receive their dividends via the Dividend Access Plan. For further details of the Dividend Access Plan please see Part 5 – “Dividend Access Plan”.

New WPP and WPP UK Dividend Co reserve the right to suspend or terminate the arrangements under the Dividend Access Plan at any time, in which case, the dividend will be paid directly to all New WPP Share Owners (including New WPP Share Owners who have currently made an election (or are deemed to have made an election) to participate in the Dividend Access Plan) by New WPP. In such circumstances New WPP and WPP UK Dividend Co will not compensate New WPP Share Owners for any tax consequences.

In accordance with the provisions of the New WPP ADS Deposit Agreement, the US Depositary will make an election on behalf of all holders of New WPP ADSs such that, if the Dividend Access Plan is adopted, they will receive dividends from WPP UK Dividend Co under the Dividend Access Plan. Dividends paid by WPP UK Dividend Co through the Dividend Access Plan will not, under current legislation, be subject to any UK or Irish withholding taxes. If the Dividend Access Plan is adopted and a holder of New WPP ADSs does not wish to receive dividends from WPP UK Dividend Co under the Dividend Access Plan, he must withdraw his New WPP Shares from the New WPP ADS programme prior to the dividend record date set by the US Depositary and request delivery of the New WPP Shares. This will enable him to receive dividends from New WPP (if necessary, by making an election to that effect).

7.	Effect of the Scheme in relation to the TNS Offer

On 9 July 2008, the WPP Board announced the terms of an offer for the whole of the issued and to be issued share capital of TNS. Under the terms of the TNS Offer, TNS Shares Owners are being offered 173 pence in cash and 0.1889 of a WPP Share for each TNS Share. On 2 October 2008, the WPP Board announced that the TNS Offer was final and would not be increased (except that WPP reserved the right to set that statement aside in the event a competitive situation arises or otherwise with the consent of the Takeover Panel). On 3 October 2008, WPP announced that the TNS Offer will remain open for acceptance until 3.00 p.m. (London time) on 8 October 2008 and that it was waiving down its acceptance condition from 90 per cent. to 75 per cent. Except with the consent of the Takeover Panel, the last date by which the TNS Offer must become unconditional as to acceptances is 16 October 2008.

If the TNS Offer becomes unconditional in all respects and the Scheme subsequently becomes effective, the Scheme and related proposals will have the following effect in relation to the share consideration receivable by TNS Share Owners under the TNS Offer:

(a)

to the extent that TNS Share Owners who have validly accepted the TNS Offer are issued with WPP Shares before the Scheme Record Time, such accepting TNS Share Owners who become WPP Share Owners by the Scheme Record Time (expected to be 6.00 p.m. on 18 November 2008) will, like all other WPP Share Owners at that time, receive one New WPP Share for each WPP Share cancelled under the Scheme; and

(b)

to the extent that TNS Share Owners are issued with WPP Shares after the Scheme Record Time, either as a result of validly accepting the TNS Offer or as a result of WPP exercising its rights pursuant to the provisions of Part 28 of the Companies Act to acquire compulsorily any remaining TNS Shares in respect of which acceptances have not been received, the WPP Shares to which such TNS Share Owners become entitled will be transferred to New WPP and New WPP will issue one New WPP Share for each WPP Share so transferred to it.

If the TNS Offer becomes unconditional in all respects, TNS Share Owners who have accepted the TNS Offer and who are issued with WPP Shares before the Voting Record Time will be entitled to vote in connection with the Scheme. The latest time for WPP Share Owners to lodge forms of proxy in respect of the Court Meeting is 11.30 a.m. on 28 October 2008 (or by hand to the Chairman before the Court Meeting on 30 October 2008), and the latest time for WPP Share Owners to lodge forms of proxy in relation to the General Meeting is 11.45 a.m. on 28 October 2008.

If the Scheme is approved and becomes effective (expected to be on or around 19 November 2008), it will be binding on all WPP Share Owners irrespective of whether they attended the meetings or the way they voted.

Accordingly, if the TNS Offer becomes unconditional in all respects and if the Scheme becomes effective, TNS Share Owners who become WPP Share Owners as a result of the TNS Offer will subsequently receive New WPP Shares.

Full acceptance of the TNS Offer will, if the TNS Offer becomes unconditional in all respects, result in the issue of up to 82,807,368 new WPP Shares which will represent approximately 6.6 per cent. of the enlarged issued share capital of WPP. Accordingly, if the TNS Offer becomes unconditional in all respects and the Scheme also becomes effective, up to 82,807,368 New WPP Shares be issued to former TNS Share Owners who become WPP Share Owners as a result of the Scheme becoming effective and related proposals. These shares are therefore included in the number of New WPP Shares in respect of which application will be made for admission to the Official List maintained by the UKLA and to trading on the London Stock Exchange’s main market for listed securities, and in respect of which this prospectus has been prepared.

8.	Share capital

If the Scheme becomes effective, and assuming the TNS Offer has become unconditional in all respects and the maximum number of 82,807,368 WPP Shares are issued by WPP in connection with the TNS Acquisition, and there is no exercise of any options over WPP Shares that are capable of being exercised or issue of any further WPP Shares and that WPP does not make any market purchases after 2 October 2008 (being the last practicable date prior to the publication of this document) before the Scheme becomes effective, the number of New WPP Shares in issue immediately after the Scheme becomes effective will be 1,257,572,651 New WPP Shares. The rights of New WPP Share Owners in New WPP will be substantially the same as those currently enjoyed by WPP Share Owners in WPP.

9.	Bond Issues and WPP Facilities

On or after the Effective Date, New WPP will become a guarantor of the UK Bond Issues and an additional obligor of each of the WPP Facilities. Upon the Effective Date, each US$1,000 of principal amount of the Contingent Convertible Subordinated Debentures due 2033 issued by Grey Global, Group Inc. currently convertible into 11.820362 WPP ADSs and US$499.31 of cash at the option of the holder at any time (subject to adjustment), will become convertible at the option of the holder into the same number of New WPP ADSs and cash at any time (subject to adjustment).

10.	The WPP interim dividend for the six months ended 30 June 2008

WPP Share Owners who were on the register of members of WPP on 10 October 2008 will still be entitled to the interim dividend of 5.19 pence per ordinary share payable on 10 November 2008.

RISK FACTORS

Any investment in New WPP Shares is subject to a number of risks. Before making any investment decision, prospective and existing share owners should carefully consider the factors and risks attaching to an investment in New WPP Shares, together with all other information contained in this document and the Scheme Circular including, in particular, the risk factors described below. Additional risks and uncertainties that are not currently known to New WPP, or that New WPP currently deems immaterial, may also have a material adverse effect on the financial condition or business success of the WPP Group. Investors should consider carefully whether an investment in New WPP Shares is suitable for them in light of the information in this document and the Scheme Circular, and their personal circumstances.

Risks relating to New WPP’s business (including the Enlarged Group if the TNS Acquisition becomes effective)

The WPP Group is subject to a variety of possible risks that could adversely impact its revenues, results of operations or financial condition. Some of these risks relate to the sectors in which the WPP Group operates while others are more specific to the WPP Group. The following factors set out potential risks the WPP Group has identified that could adversely affect it. See also the discussion of forward looking statements on page 19.

The WPP Group competes, and the Enlarged Group will compete, for clients in a highly competitive industry, which may reduce market shares and decrease profits.

The communications services industry is highly competitive and fragmented. The WPP Group’s principal competitors are other large multinational communications services companies, as well as regional and national advertising and/or marketing services firms and new media companies. In the communications services industry, service agreements with clients are generally terminable by the client upon 90 days’ notice. As such, clients may move their accounts to another agency on relatively short notice. In many cases, a WPP agency represents a client for only a portion of its advertising or marketing services needs or only in particular geographic areas, thus enabling the client continually to compare the effectiveness of the WPP agency against other agencies’ work. Many clients do not permit an agency working for them to represent competing accounts or product lines in the same market. A lesser number of companies will not permit any of the agencies owned by a communications service company to work on competing accounts or product lines in any market. These client conflict policies can and sometimes do prevent the WPP Group’s agencies from seeking and winning new clients and assignments. If the WPP Group’s agencies are unable to compete effectively in the markets in which they operate, New WPP’s market share and profits may decrease.

The WPP Group receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the WPP Group’s prospects, business, financial condition and results of operations.

A relatively small number of clients contribute a significant percentage of the WPP Group’s consolidated revenues. The WPP Group’s ten largest clients accounted for approximately 19 per cent. of revenues in the year ended 31 December 2007. The WPP Group’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the WPP Group’s clients will continue to utilise the WPP Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the WPP Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the WPP Group’s prospects, business, financial condition and results of operations.

The WPP Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

The WPP Group generally provides advertising and communications services to its clients in advance of its receipt of payment. The invoices for these services are typically payable within 30 to 60 days. In addition, the WPP Group commits to media and production purchases on behalf of some of its clients. If one or more of its clients files for bankruptcy, or becomes insolvent or otherwise is unable to pay for the services the WPP Group provides, the WPP Group may be unable to collect balances due to it on a timely basis or at all. In addition, in that event, media and production companies may look to the WPP Group to pay for media purchases and production work to which it committed on behalf of these clients. The damages, costs, expenses or legal fees arising from the lack of payment could have an adverse effect on the WPP Group’s prospects, business, results of operations and financial condition. The reputation of the WPP Group’s agencies may also be negatively affected.

The WPP Group is dependent on its employees.

The advertising and marketing services industries are highly dependent on the talent, creative abilities and technical skills of the personnel of the service providers and the relationships their personnel have with clients. New WPP believes that its operating companies have established reputations in the industry that attract talented personnel.

However, the WPP Group, like all service providers, is vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising and marketing services for talented personnel.

The WPP Group is exposed to the risks of doing business internationally.

The WPP Group operates in 106 countries throughout the world. The WPP Group’s international operations are subject to a number of risks inherent in operating in different countries. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	restrictions on repatriation of earnings;

•

conflicts between the intent of various terms of the WPP Group’s client service contracts with global clients and possible interpretations of those terms based on local laws and business practices or changes therein; and

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets.

The occurrence of any of these events or conditions could adversely affect the WPP Group’s ability to increase or maintain its operations in various countries.

Currency exchange rate fluctuations could adversely affect New WPP’s consolidated results of operations.

New WPP’s reporting currency will be pounds sterling. However, the WPP Group’s significant international operations give rise to an exposure to changes in foreign exchange rates, since most of its revenues from countries other than the UK are denominated in currencies other than pounds sterling, including US Dollars and Euro. Changes in exchange rates can cause fluctuations in the WPP Group’s revenues when measured in pounds sterling.

New WPP may have difficulty repatriating the earnings of its subsidiaries.

Any payment of dividends, distributions, loans or advances to New WPP by its subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which New WPP’s subsidiaries operate. If New WPP is unable to repatriate the earnings of its subsidiaries it could have an adverse impact on New WPP’s ability to redeploy earnings in other jurisdictions where they could be used more profitably.

The WPP Group is subject to recessionary economic cycles.

The WPP Group’s business is affected by recessionary economic cycles. Recessionary economic cycles may adversely affect the businesses of the WPP Group’s clients, which can have the effect of reducing the amount of services they purchase from the WPP Group’s agencies and thus can materially adversely affect the WPP Group’s consolidated results of operations.

The WPP Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

The WPP Group regularly reviews potential acquisitions of businesses that are complementary to its businesses. As part of the review and where permitted by the target business, the WPP Group conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite the WPP Group’s efforts, it may be unsuccessful in ascertaining or evaluating all such risks. As a result, it might not realise the intended advantages of any given acquisition. If the WPP Group fails to realise the expected benefits from one or more acquisitions, the WPP Group’s business, results of operations and financial condition could be adversely affected.

The WPP Group may be unsuccessful in integrating any acquired operations with its existing businesses.

The WPP Group may experience difficulties in integrating operations acquired from other companies. These difficulties include the diversion of management’s attention from other business concerns and the potential loss of key employees of the acquired operations. Acquisitions also frequently involve significant costs related to integrating information technology, accounting and management services, rationalising personnel levels and implementing internal controls. If the WPP Group experiences difficulties in integrating one or more acquisitions, the WPP Group’s business, results of operations and financial condition could be adversely affected.

Goodwill and other acquired intangible assets recorded on WPP’s balance sheet with respect to acquired companies may become impaired.

WPP has a significant amount of goodwill and other acquired intangible assets recorded on its balance sheet with respect to acquired companies. WPP annually tests the carrying value of goodwill for impairment. The estimates and assumptions about results of operations and cash flows made in connection with impairment testing could differ from future actual results of operations and cash flows. In addition, future events could cause New WPP to conclude that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on New WPP’s financial condition and results of operations.

New WPP may use ordinary shares, incur indebtedness, expend cash or use any combination of ordinary shares, indebtedness and cash for all or part of the consideration to be paid in future acquisitions that would result in additional goodwill being recorded on New WPP’s balance sheet.

The WPP Group may be subject to certain regulations that could restrict the WPP Group’s activities.

From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union and other countries in which the WPP Group operates have adopted statutes, regulations and rulings that directly or indirectly affect the form, content and scheduling of advertising, public relations and public affairs, and market research, or otherwise affect the activities of the WPP Group and its clients. Although the WPP Group does not expect any existing or proposed regulations to materially adversely impact the WPP Group’s business, the WPP Group is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

The WPP Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

The WPP Group may be, or may be joined as, a defendant in litigation brought against its clients by third parties, its clients’ competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to the WPP Group’s clients’ products or services are false, deceptive, misleading, or offensive;

•	the WPP Group’s clients’ products are defective or injurious and may be harmful to others; or

•

marketing, communications or advertising materials created for the WPP Group’s clients infringe on the proprietary rights of third parties since client-agency contracts generally provide that the agency agrees to indemnify the client against claims for infringement of intellectual property rights.

The damages, costs, expenses or attorneys’ fees arising from any of these claims could have an adverse effect on the WPP Group’s prospects, business, results of operations and financial condition to the extent that it is not adequately insured against such risks or indemnified by the WPP Group’s clients. In any case, the reputation of the WPP Group’s agencies may be negatively affected by such allegations.

Changes in tax laws or their application may adversely affect the WPP Group’s reported results.

The WPP Group operates worldwide and its earnings are subject to tax in many jurisdictions. Tax law and practice that applies to the WPP Group may change, and changes could materially and adversely affect the WPP Group’s reported results and financial condition.

Risks relating to the New WPP Shares

Price volatility.

The trading price of New WPP Shares as with WPP Shares may be volatile and subject to wide fluctuations. The share price may fluctuate as a result of a wide variety of factors, including the operating and share price performance of other companies in the industry and markets in which the WPP Group operates; speculation about the business of New WPP in the press, media or the investment community; the publication of research reports by analysts; and general market conditions.

New WPP Shares available for future sale.

New WPP is unable to predict whether substantial amounts of New WPP Shares will be sold in the open market once the Scheme becomes effective. Any sales of substantial amounts of the New WPP Shares in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of the New WPP Shares.

Dividend Access Plan.

The Dividend Access Plan is being implemented on the basis of current law and practice. Subsequent changes in law may have an adverse effect on the tax treatment of payments under the Dividend Access Plan for New WPP Share Owners who elect (or are deemed to have elected) to participate in the Dividend Access Plan.

In the event that New WPP and WPP UK Dividend Co suspend or terminate the arrangements under the Dividend Access Plan, the full New WPP dividend (which may be subject to Irish withholding tax, as described in the paragraph headed “Republic of Ireland taxation” in Part 6 — “Additional Information” of this document) would be paid directly to all share owners (including those share owners of New WPP who have elected, or who are deemed to have elected, to participate in the Dividend Access Plan) by New WPP. In such circumstances, New WPP and WPP UK Dividend Co would not compensate share owners for any adverse tax consequences.

Risks relating to Jersey

Holders of New WPP Shares in the US (as is currently the case with WPP Shares) may not be able to participate in future equity offerings and their rights as share owners will be governed by Jersey Law.

In the case of an increase in the issued share capital of New WPP, existing share owners of New WPP are entitled to pre-emptive rights pursuant to the New WPP Articles unless waived by a resolution of the share owners at a general meeting or otherwise in accordance with the New WPP Articles. To the extent that pre-emptive rights are granted, holders of the New WPP Shares in the United States, Australia, Canada and other jurisdictions outside the United Kingdom, (as is currently the case with WPP Shares) may not be able to exercise such pre-emptive rights for their New WPP Shares unless New WPP decides to comply with applicable local laws and regulations and, in the case of US holders, a registration statement under the US Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. New WPP intends to evaluate at the time of any rights offering the costs and potential liabilities associated with any such registration statement and compliance with other applicable local laws and regulations, as well as the indirect benefits to it of thereby enabling the exercise by holders of New WPP Shares in the United States and such other jurisdictions of the pre-emptive rights for their New WPP Shares and any other factors New WPP considers appropriate at the time, and then to make a decision as to how to proceed and whether to file such a registration statement or comply with such other applicable local laws and regulations.

Accordingly, no assurance can be given that any such registration statement would be filed under the US Securities Act or any such other local laws and regulations would be complied with to enable the exercise of such holders’ pre-emptive rights and a distribution of the proceeds thereof in such jurisdictions.

The rights of New WPP Share Owners will be governed by Jersey law following the Scheme becoming effective.

In addition, the rights afforded to New WPP Share Owners will be governed by Jersey law and by New WPP’s constitutional documents and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, Jersey law significantly limits the circumstances under which shareholders of companies may bring derivative actions, and, in most cases, only the company can bring an action in respect of any wrongful act committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, Jersey law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE AND ADVISERS

Directors
Sir Martin Sorrell	Chief Executive Officer
Philip Lader	Non-Executive Chairman
Paul Richardson	Finance Director
Mark Read	Strategy Director
Colin Day	Non-Executive Director
Esther Dyson	Non-Executive Director
Orit Gadiesh	Non-Executive Director
David Komansky	Non-Executive Director
Stanley (Bud) Morten	Non-Executive Director
Koichiro Naganuma	Non-Executive Director
Lubna Olayan	Non-Executive Director
John Quelch	Non-Executive Director
Jeffrey Rosen	Non-Executive Director
Timothy Shriver	Non-Executive Director
Paul Spencer	Non-Executive Director

Company Secretary	Marie Capes

Registered Office	22 Grenville Street St Helier Jersey JE4 8PX

Head Office and Directors’ Business Address	6 Ely Place, Dublin 2, Ireland

Sponsor	Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Legal Advisers to the Company as to matters of English Law	Allen & Overy LLP One Bishops Square
London E1 6AD

Legal Advisers to the Company as to matters of US Law	Davis & Gilbert LLP 1740 Broadway New York NY 10019	Fried Frank 1 New York Plz# 22 New York NY 10004

Legal Advisers to the Company as to matters of Jersey law	Mourant du Feu & Jeune 22 Grenville Street
St Helier
Jersey
JE4 8PX

Legal Advisers to the Sponsor as to matters of English Law	Linklaters LLP One Silk Street London EC2Y 8HQ

Auditors and Reporting Accountants	Deloitte & Touche LLP
2 New Street Square
London EC4A 3BZ

Registrars to WPP	Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY

Registrars to New WPP	Computershare Investor Services (Channel Islands) Limited
Ordinance House
31 Pier Road
St Helier
Jersey JE48 8PW
Channel Islands

PRESENTATION OF INFORMATION

Introduction

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised by the Company, the New WPP Directors or Merrill Lynch International. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G of FSMA and section 3.4 of the Prospectus Rules, neither the delivery of this document nor any subscription or sale made under the Scheme will, under any circumstances, create any implication that there has been no change in the affairs of the WPP Group since the date of this document or that the information in it is correct as of any subsequent time to the date of this document.

Currencies

Unless otherwise indicated, all references in this document to pounds sterling, sterling, GBP, pence, £ or p are to the lawful currency of the United Kingdom, references to Euro, euro and € are to the lawful single currency of member states of the European Union that adopt or have adopted the euro as their currency in accordance with the legislation of the European Union relating to European Monetary Union and all references to US$, US Dollars, USD, dollars or $ are to the lawful currency of the United States of America. The Company prepares its financial statements in pounds sterling.

Presentation of financial information

The audited financial information relating to WPP and the WPP Group, incorporated by reference in this document, as summarised in the section headed “Incorporation of relevant information by reference” below, as at and for the 12 months ended 31 December 2005, 31 December 2006 and 31 December 2007, has been extracted (to the extent that it is reproduced in this document) without material adjustment from the published annual report and accounts of the WPP Group for the 12 months ended 31 December 2005, 31 December 2006 and 31 December 2007. Unless otherwise indicated, financial information in this document for the years ended 31 December 2005, 31 December 2006 and 31 December 2007 has been prepared in accordance with IFRS.

The unaudited financial information relating to the WPP Group, incorporated by reference in this document, for the 6 months ended 30 June 2007, and 30 June 2008 has been extracted (to the extent it is reproduced in this document) without material adjustment from the published interim reports of the WPP Group for the 6 months ended 30 June 2007 and 30 June 2008. Unless otherwise indicated, financial information in this document for the 6 months ended 30 June 2007 and 30 June 2008 has been prepared in accordance with IFRS.

Incorporation of relevant information by reference

The following documents, all of which have been filed with the Document Viewing Facility of the Financial Services Authority (25 North Colonnade, London E14 5HS) and/or announced through a Regulatory Information Service, are available free of charge from WPP’s website at: http://www.wpp.com, and are incorporated into this document (other than the section headed “Summary Information”) by reference:

(a)

pages 153 to 188 of WPP’s 2007 Annual Report and Accounts, comprising WPP’s audited consolidated financial statements for the year ended 31 December 2007 together with relevant accounting policies and notes. The independent auditor’s report is on pages 187 and 188, the consolidated balance sheet as at 31 December 2007 is on page 163, the consolidated income statement for the year ended 31 December 2007 is on page 160, a statement showing changes in equity is on page 182, the consolidated cash flow statement is on page 161, the accounting policies are on pages 153 to 159, the explanatory notes are on pages 164 to 184, the parent company balance sheet as at 31 December 2007 is on page 185 and the explanatory notes to the parent company balance sheet are on page 186;

(b)

pages 143 to 180 of WPP’s 2006 Annual Report and Accounts, comprising WPP’s audited consolidated financial statements for the year ended 31 December 2006 together with relevant accounting policies and notes. The independent auditor’s report is on pages 179 and 180, the consolidated balance sheet as at 31 December 2006 is on page 152, the consolidated income statement for the year ended 31 December 2006 is on page 149, a statement showing changes in equity is on page 170, the consolidated cash flow statement is on page 150, the accounting policies are on pages 143 to 148, the explanatory notes are on pages 153 to 172, the parent company balance sheet as at 31 December 2006 is on page 173 and the explanatory notes to the parent company balance sheet are on page 174;

(c)

pages 145 to 182 of WPP’s 2005 Annual Report and Accounts, comprising WPP’s audited consolidated financial statements for the year ended 31 December 2005 together with relevant accounting policies and notes. The independent auditor’s report is on pages 181 and 182, the consolidated balance sheet as at 31 December 2005 is on page 152, the consolidated income statement for the year ended 31 December 2005 is on page 150, a statement showing changes in equity is on page 167, the consolidated cash flow statement is on page 151, the accounting policies are on pages 145 to 149, the explanatory notes are on pages 153 to 169, the parent company balance sheet as at 31 December 2005 is on page 170 and the explanatory notes to the parent company balance sheet are on page 171;

(d)

page 8 and pages 10 to 17 of WPP’s Interim Report for the six months ended 30 June 2007 comprise WPP unaudited interim financial statements for the six months ended 30 June 2007 together with relevant notes. The consolidated balance sheet as at 30 June 2007 is on page 11, the consolidated income for the six months to 30 June 2008 statements is on page 8, a statement showing changes in equity is on page 16, the consolidated cash flow statement is on page 10 and the explanatory notes are on pages 12 to 17. The independent review report from the auditors for the six months ended 30 June 2007 is on page 18;

(e)

page 8 and pages 10 to 17 of WPP’s Interim Report for the six months ended 30 June 2008 comprise WPP unaudited interim financial statements for the six months ended 30 June 2008 together with relevant notes. The consolidated balance sheet as at 30 June 2008 is on page 11, the consolidated income for the six months to 30 June 2008 statements is on page 8, a statement showing changes in equity is on page 16, the consolidated cash flow statement is on page 10 and the explanatory notes are on pages 12 to 17. The independent review report from the auditors for the six months ended 30 June 2008 is on page 18;

(f)	pages 6 to 13, pages 14 to 22, pages 23 to 31, pages 32 to 36 and pages 37 to 85 of the Scheme Circular; and

(g)	pages 2 to 6 and pages 15 to 19 of the Prospectus Equivalent Document.

WPP and New WPP will provide without charge to each person to whom a copy of this document has been delivered, upon written or oral request, a copy of any documents incorporated by reference in this document, except that exhibits to such document will not be provided unless they are specifically incorporated by reference into this document. Requests for copies of any such document should be directed to WPP at:

WPP Group plc

27 Farm Street

London W1J 5RJ

England

Attention:	Marie Capes
Company Secretary

Telephone:	(0)20 7408 2204

WPP plc 22

Grenville Street

St Helier

Jersey GE4 8PX

Attention:	Michael Williams

SHARE OWNERS HELPLINE TELEPHONE NUMBER: 0870 707 1411 (or 870 707 1411 if you are calling from outside the UK) Monday to Friday, 8.30 a.m. to 5.30 p.m. (UK time). For legal reasons, this helpline will only be able to provide practical information and will not provide advice on the merits of any of the Proposals or give any financial, legal or taxation advice. For financial, legal or taxation advice, you will need to consult an independent financial or legal adviser.

Forward looking statements

This document includes statements that are, or may be deemed to be, forward looking statements. These forward looking statements can be identified by the use of forward looking terminology, including the terms anticipates, believes, estimates, expects, intends, may, plans, projects, should or will, or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include, but are not limited to, statements regarding the WPP Group’s intentions, beliefs or current expectations concerning, amongst other things, the WPP Group’s results of operations, financial position, liquidity, prospects, growth, strategies and expectations for the global business media industry.

By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward looking statements are not guarantees of future performance and the actual results of the WPP Group’s operations, financial position and liquidity, and the development of the markets and the industry in which the WPP Group operates may differ materially from those described in, or suggested by, the forward looking statements contained in this document. In addition, even if the results of operations, financial position and liquidity, and the development of the markets and the industry in which the WPP Group operates, are consistent with the forward looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments of the WPP Group to differ materially from those expressed or implied by the forward looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in the sections headed “Risk Factors”, Part 3 — “Business Description of the WPP Group” and Part 4 — “Operating and Financial Review”.

Forward looking statements may, and often do, differ materially from actual results. Any forward looking statements in this document reflect the WPP Group’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the WPP Group’s operations, results of operations, growth strategy and liquidity. Investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision. Subject to the requirements of the Prospectus Rules, the Disclosure and Transparency Rules and the Listing Rules, the WPP Group undertakes no obligation publicly to release the result of any revisions to any forward looking statements in this document that may occur due to any change in the Company’s expectations or to reflect events or circumstances after the date of this document. Investors should note that the contents of these paragraphs relating to forward looking statements are not intended to qualify the statements made as to sufficiency of working capital in this document.

PART 1

THE SCHEME OF ARRANGEMENT AND RELATED PROPOSALS

1.	Introduction

On 29 September 2008, WPP announced its intention to change its corporate structure by putting in place a new parent company for the WPP Group, and to re-characterise the entire amount (or such other amount as is approved by the Jersey Court) standing to the credit of New WPP’s share premium account as a distributable reserve to support the payment of future dividends and share repurchases by New WPP in the medium to long term.

New WPP was incorporated under the Jersey Companies Law on 12 September 2008, as a public company limited by shares with the name Project Air Limited and changed its name on 30 September 2008 to WPP plc. If the Scheme becomes effective, New WPP will become the new parent company of the WPP Group and the existing parent company, WPP Group plc is expected to be renamed WPP 2008 plc. It will then immediately after the Effective Date be re-registered as a private company.

It is also proposed that, subject to the Scheme becoming effective, WPP Share Owners authorise the New WPP Directors to adopt the Replacement Share Plans and the Continuing Share Plans and to ensure that existing awards under the WPP Share Plans and the Inherited Share Plans are satisfied using New WPP Shares, including, if appropriate newly issued New WPP Shares or New WPP Treasury Shares, in the manner described in paragraph 2.4 below.

2.	Background to and reasons for the Scheme and Related Proposals

2.1	Background

The Scheme will create a new parent company registered in Jersey, with its tax residence in the Republic of Ireland.

WPP is an international business, with over 110,000 people (including associate companies) working for WPP Group companies in 106 countries. In recent years, the UK has contributed less than 15 per cent. of WPP’s revenues and headline profits before tax.

For historical reasons, the WPP Group’s parent company has been incorporated and tax resident in the UK. As a result of recent concerns regarding possible changes to the UK’s taxation of foreign profits, the WPP Board has reassessed the location of the parent company of WPP and, given these concerns and the complexity of the current UK tax system, the WPP Board has concluded that the long term interests of the WPP Group and its Share Owners are best served by a new parent company corporate structure.

The WPP Board believes that the most appropriate structure to protect the WPP Group’s taxation position and to better facilitate its financial management is to introduce a new Jersey incorporated parent company for the WPP Group which will be tax resident in the Republic of Ireland. This should provide the opportunity to reduce the overall tax rate of the WPP Group in the short to medium term.

This international parent structure should allow WPP to continue its successful strategy of developing its portfolio internationally, particularly in fast-growing geographic markets such as Brazil, Russia, India and China and also in other countries in Asia, Latin America, Africa and the Middle East and Central and Eastern Europe.

2.2	The Scheme

Under the Scheme, all the Scheme Shares will be cancelled on the Effective Date. In consideration for the cancellation, Scheme Share Owners will receive in respect of any Scheme Shares held as at the Scheme Record Time:

for each WPP Share cancelled: one New WPP Share

Following the cancellation of the Scheme Shares, the share capital of WPP will be increased to its former amount by the creation of the New Shares and the New Voting Share and the credit arising in the books of WPP as a result of the reduction in capital will be applied in paying up in full, at par, the New Shares and the New Voting Share. The New Shares and the New Voting Share will be issued to New WPP which will, as a result, become the parent company of WPP and the WPP Group.

The Scheme requires the approval of WPP Share Owners at the Court Meeting and at the General Meeting. If the Scheme is approved by the requisite majority at the Court Meeting and at the General Meeting, an application will be made to the Court to sanction the Scheme at the Court Hearing. If the Scheme is sanctioned at the Court Hearing and the other conditions to the Scheme have been satisfied, the Scheme is expected to become effective, and dealings in New WPP Shares are expected to commence, at 8.00 a.m. (London time) on 19 November 2008, the anticipated Effective Date. If the Scheme has not become effective by 31 March 2009 (or such later date as WPP and New WPP may agree and the Court may allow), it will lapse, in which event there will not be a new parent company of WPP and WPP Share Owners will remain share owners of WPP and the existing WPP Shares will continue to be listed on the Official List.

2.3	New WPP Reduction of Capital

The New WPP Directors wish to continue WPP’s existing dividend policy and share repurchase programme in a financially and operationally efficient way. Accordingly, the purpose of the New WPP Reduction of Capital is to create distributable reserves in the accounts of New WPP to support the payment of future dividends and share repurchases by New WPP in the medium to long term.

Pursuant to the New WPP Reduction of Capital, it is proposed that the share capital of New WPP be reduced by re-characterising the entire amount (or such other amount as is approved by the Jersey Court) standing to the credit of New WPP’s share premium account as a distributable reserve that will be available to New WPP to be distributed as dividends or applied toward any other lawful purpose.

The New WPP Reduction of Capital is conditional upon:

(a)	the WPP Share Owners passing special resolutions at the General Meeting to approve the Scheme and the New WPP Reduction of Capital;

(b)	the Scheme becoming effective;

(c)	the Jersey Court confirming the New WPP Reduction of Capital; and

(d)	the Jersey registrar of companies registering the act of court and approved minute of the Jersey Court.

The amount of the distributable reserves to be created by the New WPP Reduction of Capital will depend upon the price at which New WPP Shares are issued by New WPP pursuant to the Scheme. Such New WPP Shares will be issued at a price equal to the actual closing price of WPP Shares on the last day of dealings in WPP Shares (currently anticipated to be 18 November 2008).

Based on the closing price of a WPP Share of 456.75 pence on 2 October 2008 (being the last practicable date prior to the publication of this document) and assuming that no further WPP Shares are issued after 2 October 2008, the New WPP Reduction of Capital will create a distributable reserve of approximately £5.2 billion in the accounts of New WPP and leave New WPP with paid up share capital of approximately £117.5 million. If the TNS Offer becomes unconditional in all respects before the New WPP Reduction of Capital becomes effective, the size of the distributable reserve will increase.

The necessary shareholder resolution for New WPP to implement the New WPP Reduction of Capital has already been passed by the current shareholders of New WPP, conditional upon the Scheme becoming effective. Confirmatory approval relating to the New WPP Reduction of Capital is being sought from the WPP Share Owners as one of the special resolutions to be proposed at the General Meeting.

The New WPP Reduction of Capital is expected to become effective on 25 November 2008.

2.4	The Share Plan Proposals

It is WPP’s intention that the Scheme should, where possible, have no impact on the rights outstanding under the WPP Share Plans and the Inherited Share Plans and that those rights and the ability to grant new awards over New WPP Shares should continue after the Scheme becomes effective. Accordingly, where permitted under the rules of the WPP Share Plans and the Inherited Share Plans, rights will not vest or become exercisable early as a result of the Scheme becoming effective but will continue on the same terms other than that they will be satisfied using New WPP Shares rather than WPP Shares.

To achieve this, it is proposed that the New WPP Directors will be authorised to:

(i)	adopt the Replacement Share Plans to replace the WPP 2005 Executive Stock Option Plan and the WPP 2005 Worldwide Ownership Plan;

(ii)	ensure that existing awards under the WPP Share Plans are satisfied using New WPP Shares;

(iii)	adopt the Continuing Share Plans to enable New WPP to grant new awards under these plans over New WPP Shares; and

(iv)	ensure that existing awards under the Inherited Share Plans can be satisfied using New WPP Shares, including, if appropriate, newly issued New WPP Shares or New WPP Treasury Shares.

Minor amendments will need to be made to the rules of certain of the WPP Share Plans and the Inherited Share Plans to enable the awards under the relevant plans to be satisfied using New WPP Shares.

The Inherited Share Plans were adopted by companies which are now part of the WPP Group but which were not part of the WPP Group at the time those incentive plans were adopted. Awards remain outstanding under the

Inherited Share Plan. The ability to satisfy existing awards under the Inherited Share Plans using newly issued New WPP Shares or New WPP Treasury Shares will create maximum flexibility to avoid US tax charges that could arise if the awards were satisfied out of shares held by the ESOPs.

3.	Principal features of the Scheme

3.1	Structure

Under the Scheme, all the Scheme Shares will be cancelled on the Effective Date. Following the cancellation of the Scheme Shares, the share capital of WPP will be increased to its former amount by the creation of New Shares and the New Voting Share and the credit arising in the books of WPP as a result of the reduction in capital will be applied in paying up in full, at par, the New Shares and the New Voting Share. The New Shares and the New Voting Share will be issued to New WPP which will, as a result, become the parent company of WPP and the WPP Group. In consideration of the cancellation of the Scheme Shares, Scheme Share Owners will receive one New WPP Share for each WPP Share cancelled.

The New WPP Shares to be issued pursuant to the Scheme will rank pari passu in all respects with any New WPP Shares in issue at the Scheme Record Time and shall rank in full for all dividends or distributions made, paid or declared after the Scheme Record Time on the ordinary share capital of New WPP. The rights attaching to the New WPP Shares are summarised in paragraph 6.1 of Part 6 — “Additional Information” of this document.

3.2	Conditions to implementation of the Scheme

The implementation of the Scheme is conditional on the following having occurred:

(a)	the Scheme being approved by a majority in number, representing three-fourths in value, of the holders of WPP Shares present and voting, either in person or by proxy, at the Court Meeting;

(b)

Resolution 1 (as set out in the notice convening the General Meeting in Part 7 of the Scheme Circular), to approve the matters in connection with the Scheme having been duly passed at the General Meeting by a majority of not less than three-fourths of the votes cast;

(c)

both the New WPP Reduction of Capital Resolution and Special Resolutions 2 and 4 (as set out in the notice convening the General Meeting in Part 7 of the Scheme Circular) having been duly passed at the General Meeting;

(d)	the Scheme having been sanctioned by the Court at the Court Hearing;

(e)

an office copy of the Court Order sanctioning the Scheme under Part 26 of the Companies Act 2006 having been delivered to the Registrar of Companies for registration and the minute confirming the Scheme Reduction of Capital, having been registered by the Registrar of Companies; and

(f)	permission having been granted by the UK Listing Authority to admit the New WPP Shares to the Official List and to trading on the London Stock Exchange’s main market for listed securities.

The WPP Directors will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied or waived and, at the relevant time, they consider that it continues to be in WPP’s and the WPP Share Owners’ best interests that the Scheme should be implemented.

The Court Hearing to sanction the Scheme is expected to be held on 18 November 2008. WPP Share Owners will have the right to attend the Court Hearing and, if lodging a response to the application to the Court to sanction the Scheme, to appear in person or be represented by counsel to support or oppose the sanction of the Scheme. The Court Hearing will be held at the Royal Courts of Justice, Strand, London WC2A 2LL.

The Scheme contains a provision for WPP and New WPP jointly to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme, or to any condition that the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of WPP Share Owners, unless WPP Share Owners were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not the consent of WPP Share Owners should be sought at a further meeting. Similarly, if a modification, addition or condition is put forward which, in the opinion of the WPP Directors, is of such a nature or importance as to require the consent of the WPP Share Owners at a further meeting, the WPP Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

If the Scheme is sanctioned at the Court Hearing and the other conditions to the Scheme have been satisfied, the Scheme is expected to become effective, and dealings in New WPP Shares are expected to commence, at 8.00 a.m. on 19 November 2008. If the Scheme has not become effective by 31 March 2009 (or such later date as WPP and New WPP may agree and the Court may allow), it will lapse, in which event there will not be a new parent company of WPP and WPP Share Owners will remain share owners of WPP and the existing WPP Shares will continue to be listed on the Official List.

3.3	Effects of the Scheme

Under the Scheme, Scheme Share Owners will have their WPP Shares replaced by the same number of New WPP Shares, which will be denominated in sterling. Scheme Share Owners’ proportionate entitlement to participate in WPP’s capital and income will not be affected by reason of the implementation of the Scheme or the New WPP Reduction of Capital. Scheme Share Owners will not receive any amount in cash pursuant to the terms of the Scheme (other than in circumstances referred to in Clause 3(b) of the Scheme).

Members of the 401k Plans who hold WPP ADSs under such plans will automatically receive New WPP ADSs in their plan accounts in exchange for their WPP ADSs.

Immediately following the Scheme becoming effective, New WPP will own no assets other than: (a) the New Shares; (b) the New Voting Share, (c) 20 WPP Non-Voting Shares; (d) the Irish Shares and (e) nominal cash balances. The New Voting Share will be issued to New WPP pursuant to the Scheme in order to facilitate, in an administratively convenient way for the WPP Group, UK tax rollover for TNS Share Owners accepting the TNS Offer after the Effective Date. The WPP Non-Voting Shares were issued to New WPP on 25 September 2008 and will not be cancelled pursuant to the Scheme in order to facilitate, for the purposes of section 103(2) of the Companies Act 1985, the allotment of the New Shares and the New Voting Share to WPP pursuant to the Scheme.

WPP will make announcements to WPP Share Owners from time to time in relation to the progress of the Scheme, including upon the Scheme becoming effective.

The Scheme is expected to become effective and dealings in New WPP Shares are expected to commence on 19 November 2008. If the Scheme does not become effective, Admission will not occur.

3.4	Effect of the Scheme on WPP ADSs

Citibank N.A. is the US Depositary for the WPP ADSs and is the holder of all the WPP Shares represented by WPP ADSs. As holder of those WPP Shares, the US Depositary will receive one New WPP Share for every Scheme Share held at the Scheme Record Time.

Promptly following the Effective Date:

•

the US Depositary will cancel WPP ADSs registered in the name of a nominee of DTC and issue New WPP ADSs through the book-entry transfer facilities of DTC promptly upon receipt of the applicable number of New WPP Shares in its CREST account;

•

the US Depositary will mail documentation to enable the exchange of WPP ADSs represented by WPP ADR certificates (including WPP ADSs which are represented by WPP ADR certificates and are restricted) for New WPP ADSs to the holders of WPP ADSs represented by WPP ADR certificates registered on the books of the US Depositary at the Effective Date. New WPP ADSs will be issued in the form of book-entry direct registration with the US Depositary unless the WPP ADSs were restricted, in which case New WPP ADR certificates subject to the same restrictions as the WPP ADR certificates will be issued; and

•

the US Depositary will cancel WPP ADSs registered in book entry uncertificated form in the direct registration system maintained by it and issue New WPP ADSs in book entry uncertificated form in the direct registration system maintained by it promptly upon receipt of the applicable number of New WPP Shares in its CREST account.

4.	New WPP Articles

A summary of New WPP Articles is included in paragraph 6 of Part 6 — “Additional Information” of this document. The New WPP Articles are also available for inspection as set out in paragraph 32 of Part 6 — “Additional Information”.

5.	Listing, dealings, share certificates and settlement

Application will be made to the UK Listing Authority for the admission of up to 1,280,000,000 New WPP Shares to the Official List and for the New WPP Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. The last day of dealings in the WPP Shares is expected to be 18 November 2008. The last time for registration of transfers of Scheme Shares is expected to be 6.00 p.m. on 18 November 2008. It is expected that Admission will become effective and that dealings in the New WPP Shares will commence at 8.00 a.m. on 19 November 2008, the Effective Date. The listing of the WPP Shares will be cancelled on that date.

Application will be made to list the New WPP ADSs for trading on NASDAQ. It is expected that the New WPP ADSs will be listed and trading in the New WPP ADSs will commence at 9.30 a.m. (New York time) on 19 November 2008.

These dates may be deferred if it is necessary to adjourn any Meetings required to approve the arrangements described in this document or if there is any delay in obtaining the Court’s sanction of the Scheme. In the event of a delay, the application for the WPP Shares to be delisted will be deferred, so that the listing will not be cancelled until immediately before the Scheme becomes effective.

With effect from (and including) the Effective Date, all share certificates representing the Scheme Shares in certificated form will cease to be valid and binding in respect of such holdings and should be destroyed.

All documents, certificates or other communications sent by, to, from or on behalf of to Scheme Share Owners, or as such persons shall direct, will be sent at their own risk and may be sent by post.

Application will be made for the New WPP Shares to be admitted to CREST for settlement and transfer purposes. Euroclear requires the Company to confirm to it that certain conditions imposed by the CREST Regulations are satisfied before Euroclear will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the New WPP Shares on admission of the New WPP Shares to the Official List. As soon as practicable after satisfaction of the conditions, the Company will confirm this to Euroclear.

Subject to the satisfaction of the conditions referred to in paragraph 3.2 above, on which the Scheme is subject, the New WPP Shares to which WPP Share Owners are entitled under the Scheme (as the case may be) will:

(a)

to the extent the entitlement arises as a result of a holding of WPP Shares in certificated form at the Scheme Record Time, be delivered in certificated form in the name of the relevant WPP Share Owner with the relevant share certificate expected to be despatched by post, at the applicant’s risk, by 25 November 2008; and

(b)

to the extent the entitlement arises as a result of a holding of WPP Shares in uncertificated form at the Scheme Record Time, be credited to the appropriate CREST accounts (under the same participant and account ID that applied to the WPP Shares), with corresponding entitlements to New WPP Shares with effect from 19 November 2008.

Notwithstanding anything above or any other provision of this document or any other document relating to the New WPP Shares, WPP and New WPP reserve the right to deliver any New WPP Shares applied for through CREST in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Registrars in connection with CREST. This right may also be exercised if the correct details in respect of bona fide market claims (such as the CREST member account ID and CREST participation ID details) are not provided as requested on any application form relating to the New WPP Shares.

Scheme Share Owners who are CREST-sponsored members should refer to their CREST sponsor regarding the action to be taken in connection with this document.

The US Depositary will effect the cancellation of WPP ADSs, including WPP ADSs held in the form of WPP ADR certificates, and the issuance of New WPP ADSs under the terms of a New WPP ADS Deposit Agreement, as promptly as practicable after the Effective Date. The US Depositary will cancel the WPP ADSs held in book-entry form in an account maintained by a participant in DTC and issue New WPP ADSs through the book-entry transfer facilities of DTC as soon as practicable upon receipt by the US Depositary of the applicable number of New WPP Shares in its CREST account. The US Depositary will also cancel WPP ADSs registered in book-entry uncertificated form in the direct registration system maintained by it and issue New WPP ADSs in book-entry uncertificated form in the direct registration system maintained by it promptly upon receipt of the applicable number of New WPP Shares in its CREST account. Holders of WPP ADSs will need to surrender any WPP ADSs held in the form of WPP ADR certificates to the US Depositary (including any WPP ADSs held in the form of WPP ADR certificates which are restricted) for cancellation and exchange for New WPP ADSs. Promptly following the Effective Date, the US Depositary will mail materials to effect the exchange of WPP ADSs represented by WPP ADR certificates for New WPP ADSs to the holders of WPP ADSs represented by WPP ADR certificates registered on its books as of the Effective Date. The holders of WPP ADSs represented by WPP ADR certificates will receive their New WPP ADSs in the form of New WPP ADR certificates or book-entry direct registration with the ADS Depositary. Holders of WPP ADSs which are represented by WPP ADR certificates and are restricted will receive New WPP ADSs in the form of New WPP ADR certificates subject to the same restrictions as the WPP ADR certificates.

6.	The WPP interim dividend for the six months ended 30 June 2008

WPP Share Owners who were on the register of members of WPP on 10 October 2008 will still be entitled to the interim dividend of 5.19 pence per ordinary share payable on 10 November 2008.

7.	Directors’ and other interests

Sir Martin Sorrell, Philip Lader, Paul Richardson, Mark Read, Colin Day, Esther Dyson, Orit Gadiesh, David Komansky, Stanley (Bud) Morten, Koichiro Naganuma, Lubna Olayan, John Quelch, Jeffrey Rosen, Timothy Shriver and Paul Spencer were appointed directors of New WPP on 29 September 2008. Conditional on the Scheme becoming effective, each of the executive directors of WPP will enter into amended service agreements with Old WPP and/or, as appropriate, WPP Group USA, Inc. and each of the directors of WPP will enter into new letters of appointment with New WPP in order that they reflect the new structure of the WPP Group and any revised duties once the Scheme becomes effective. Details of the amended service agreements and the new letters of appointment are set out in paragraph 12 of Part 6 of this document. The interests of the New WPP Directors in the existing share capital of WPP as at the date of this document and in New WPP immediately after the Scheme becomes effective are set out in paragraph 8 of Part 6 — “Additional Information”.

Any rights held by the New WPP Directors under the WPP Share Plans will, where permitted under the rules of the relevant WPP Share Plan, be preserved so that New WPP Shares will ultimately be delivered in satisfaction of any of those rights under their terms, in the manner described in paragraph 13 of Part 6 — “Additional Information”. The effect of the Scheme on the interests of New WPP Directors is set out in paragraph 8 of Part 6 of this document. Save as described above, the effect of the Scheme on the interests of New WPP Directors does not differ from its effect on the same interests of other persons.

8.	Taxation

New WPP Share Owners are referred generally to the sections headed “UK taxation”, “Republic of Ireland taxation”, “Jersey taxation” and “US federal income taxation” in Part 6 — “Additional Information” for more detail on the tax treatment for share owners of holding and disposing of New WPP Shares.

9.	Dividends

New WPP will, shortly after the Scheme becomes effective, put in place the Dividend Access Plan. The Dividend Access Plan is primarily designed to ensure that, as under current WPP dividend payment arrangements, New WPP Share Owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan no tax is required to be withheld from the payment of dividends to New WPP Share Owners. New WPP Share Owners are referred to paragraphs 19 and 20 of Part 6 of this document for a general description of the United Kingdom and Irish tax consequences of receiving dividends under the Dividend Access Plan or directly from New WPP.

In order to participate in the Dividend Access Plan the following will apply:

(a)	New WPP Share Owners who hold 100,000 or fewer New WPP Shares

If a New WPP Share Owner holds 100,000 or fewer New WPP Shares upon the Scheme becoming effective, or if a person subsequently becomes a share owner with 100,000 or fewer New WPP Shares, such persons will be deemed to have elected to participate in the Dividend Access Plan and will receive their dividends via the Dividend Access Plan. Such New WPP Share Owners must serve a Withdrawal Notice to opt out of the Dividend Access Plan.

(b)	New WPP Share Owners holding more than 100,000 New WPP Shares

If a New WPP Share Owner holds more than 100,000 New WPP Shares upon the Scheme becoming effective, or if a person subsequently becomes a share owner with more than 100,000 New WPP Shares, such persons must complete, sign and return to the Jersey Registrars (c/o Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey JE4 8PW), an Election Notice enclosed with the Scheme Circular which is also available at any time on request from the Jersey Registrars.

In order to rank for the dividend of New WPP for the year ending 31 December 2008, a New WPP Share Owner (unless he is deemed to have made an election to participate in the Dividend Access Plan), will need to return the Election Notice enclosed with the Scheme Circular to the Registrars (c/o Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St. Helier, Jersey JE4 8PW) by the close of business on a date to be determined in June 2009 (the proposed record date for the dividend of New WPP) which will be a second interim dividend for the year ending 31 December 2008.

New WPP Share Owners who elect to participate (or are deemed to have elected to participate) in the Dividend Access Plan will do so in respect of all the New WPP Shares registered in their name from time to time. Elections to participate in the Dividend Access Plan are personal only and shall not bind successors in title. A New WPP Share Owner may only withdraw from the Dividend Access Plan by completing, signing and returning to the Jersey Registrars, a Withdrawal Notice which will be available at any time on request from the Jersey Registrars. Such participation will cease upon receipt by the Jersey Registrars of the Withdrawal Notice, unless it is received after the record date for payment of a dividend in which event participation will cease immediately after payment of that dividend.

Where a New WPP Share Owner holds New WPP Shares in more than one designated account, each designated account shall be considered separately for the purposes of any Dividend Access Election made or deemed to have been made.

The Dividend Access Plan will be effected by WPP UK Dividend Co issuing one Dividend Access Share to the Trustee who will then hold any dividend received on the Dividend Access Share on trust for relevant New WPP Share Owners who have elected (or are deemed to have elected) to receive dividends from WPP UK Dividend Co. If New WPP announces or declares a dividend, WPP UK Dividend Co will, assuming it has sufficient distributable reserves, declare a proportionate dividend on the Dividend Access Share, payable by WPP UK Dividend Co from its distributable reserves. New WPP will seek, so far as it is able, to ensure that WPP UK Dividend Co has distributable reserves. To the extent that dividends paid to the Dividend Access Trust are insufficient to fund an amount equal to the dividend paid on the relevant New WPP Shares, any dividend on the Dividend Access Share received by the Dividend Access Trust will be allocated pro rata to the relevant New WPP Share Owners and New WPP will pay the balance of the dividend due to those New WPP Share Owners by way of a dividend on the New WPP Shares. In such circumstances, there will be no grossing up by New WPP nor will WPP UK Dividend Co or New WPP compensate New WPP Share Owners for any adverse consequences, including any Irish dividend withholding tax. In such case, however, any dividend paid on New WPP Shares will have an Irish source and will generally be subject to the Irish dividend withholding tax at such rate as may be applicable under Irish law, the exemptions from the Irish dividend withholding tax contained in Irish law or any applicable double tax treaty. A summary of the tax consequences of the Dividend Access Plan arrangements is contained in the paragraphs 19 and 20 of Part 6 of this document.

New WPP and WPP UK Dividend Co reserve the right to suspend or terminate the arrangements under the Dividend Access Plan at any time, in which case the dividend will be paid directly to all New WPP Share Owners (including New WPP Share Owners who have currently made (or are deemed to have made) an election to participate in the Dividend Access Plan) by New WPP. In such circumstances, New WPP and WPP UK Dividend Co will not compensate New WPP Share Owners for any adverse tax consequences.

In accordance with the provisions of the New WPP ADS Deposit Agreement, the US Depositary will make an election on behalf of all holders of New WPP ADSs such that, if the Dividend Access Plan is adopted, they will receive dividends from WPP UK Dividend Co under the Dividend Access Plan. Dividends paid by WPP UK Dividend Co through the Dividend Access Plan will not, under current legislation, be subject to any UK or Irish withholding taxes. If the Dividend Access Plan is adopted and a holder of New WPP ADSs does not wish to receive dividends from WPP UK Dividend Co under the Dividend Access Plan, he must withdraw his New WPP Shares from the New WPP ADS programme prior to the dividend record date set by the US Depositary and request delivery of the New WPP Shares. This will enable him to receive dividends from New WPP (if necessary, by making an election to that effect).

For further details of the Dividend Access Plan please see Part 5 of this document – “Dividend Access Plan”.

10.	Overseas Share Owners

10.1	General

The implications of the Scheme and the distribution of this document to Overseas Persons may be affected by the laws of relevant jurisdictions. Such Overseas Persons should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the Scheme and the distribution of this document, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

If, in respect of any Overseas Person, New WPP is advised that the allotment and issue of New WPP Shares would or might infringe the laws of any jurisdiction outside Jersey or the United Kingdom, or would or might require New WPP to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of New WPP, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that New WPP may determine either: (a) that the share owner’s entitlement to New WPP Shares pursuant to the Scheme shall be issued to such share owner and then sold on his behalf as soon as reasonably practical at the best price which can be reasonably obtained at the time of sale, with the net proceeds of sale being remitted to the share owner; or (b) that the share owner’s entitlement to New WPP Shares shall be issued to a nominee for such share owner appointed by New WPP and then sold, with the net proceeds being remitted to the share owner concerned. Any remittance of the net proceeds of sale referred to in this paragraph shall be at the risk of the relevant holder.

Overseas Persons should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

10.2	United States

The New WPP Shares to be issued to Scheme Share Owners in connection with the Scheme have not been, and will not be, registered under the US Securities Act but will be issued in reliance on the exemption provided by section 3(a)(10) thereof.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) thereof, WPP and New WPP will advise the Court that its sanctioning of the Scheme will be relied on by New WPP as an approval of the Scheme following a hearing on its fairness to WPP Share Owners, at which Court Hearing all WPP Share Owners are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such Share Owners.

The New WPP Shares will not be “restricted securities” within the meaning of Rule 144(a)(3) under the US Securities Act and may be immediately resold without restriction under the US Securities Act by former holders of WPP Shares who are not affiliates of New WPP and have not been affiliates of New WPP within 90 days prior to the issuance of New WPP Shares under the Scheme.

Under US federal securities laws, a WPP Share Owner who is an affiliate of New WPP at the time or within 90 days prior to any resale of New WPP Shares received under the Scheme will be subject to certain US transfer restrictions relating to such shares. Such New WPP Shares may not be sold without registration under the US Securities Act, except pursuant to any available exemptions from the registration requirements or in a transaction not subject to such requirements (including a transaction that satisfies the applicable requirements for resales outside of the US pursuant to Regulation S under the US Securities Act). Whether a person is an affiliate of New WPP for such purposes depends on the circumstances, but affiliates could include certain officers and directors and significant share owners. A New WPP Share Owner who believes that he or she may be an affiliate of New WPP should consult his or her own legal advisers prior to any sales of New WPP Shares received pursuant to the Scheme.

Notice to US Investors in WPP: The Scheme relates to the shares of a UK company and is to be made by means of a scheme of arrangement provided for under the laws of England and Wales. The Scheme is subject to the disclosure requirements and practices applicable in the United Kingdom to schemes of arrangement, which differ from the disclosure and other requirements of US securities laws. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to the financial statements of US companies. US generally accepted accounting principles (US GAAP) differ in certain significant respects from each of UK generally accepted accounting principles (UK GAAP) and International Financial Reporting Standards (IFRS). None of the financial information in this document has been audited in accordance with auditing standards generally accepted in the United States or the auditing standards of the Public Company Accounting Oversight Board (United States).

WPP files annual reports and submits certain other information and documents to the SEC pursuant to its registration under section 12 of the US Securities Exchange Act of 1934. Once the Scheme becomes effective, New WPP will automatically succeed to WPP’s existing US Securities Exchange Act registration, and will be subject to the reporting requirements thereof.

The reports and other information filed by WPP with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, NE Washington, D.C. 20549 and on the SEC’s website at www.sec.gov. Please call the SEC on 800-732-0330 for further information.

WPP is a company registered in England and Wales. New WPP is a company registered in Jersey. Directors and officers of WPP and New WPP may be located outside the United States and, as a result, it may not be possible for New WPP Share Owners in the United States to effect service of process within the United States upon WPP or New WPP or such other persons. A substantial portion of the assets of WPP and New WPP and such other persons may be located outside the United States and, as a result, it may not be possible to satisfy a judgment against WPP or New WPP or such other persons in the United States or to enforce a judgment obtained by United States courts against WPP or New WPP or such other persons outside the United States.

US investors should refer to paragraph 22 of Part 6 — “Additional Information” for a description of certain material US federal income tax consequences of the acquisition, ownership and disposition of New WPP Shares. Neither the SEC nor any US state securities commission has reviewed or approved this document, the Scheme or the New WPP Shares. Any representation to the contrary is a criminal offence in the United States.

11.	Bond Issues and WPP Facilities

On or after the Effective Date, New WPP will become a guarantor of the UK Bond Issues by entering into a supplemental trust deed in respect of each UK Bond Issue.

Upon the Effective Date, each US$1,000 of principal amount of the Contingent Convertible Subordinated Debentures due 2033 issued by Grey Global Group, Inc. currently convertible into 11.820362 WPP ADSs and US$499.31 of cash at the option of the holder at any time (subject to adjustment), will become convertible at the option of the holder into the same number of New WPP ADSs and cash at any time (subject to adjustment).

On the Effective Date, New WPP will become an additional obligor of each of the WPP Facilities pursuant to an amendment and restatement agreement in respect of each WPP Facility.

12.	Announcements

New WPP and WPP will announce the Scheme becoming effective, the delisting of the WPP Shares and the listing of the New WPP Shares and the New WPP ADSs via a Regulatory Information Service at the relevant times.

PART 2

THE TNS ACQUISITION

For the purposes of paragraphs 2, 3, 4, 7 and 9 of this Part 2 only, the definitions set out in paragraph 10 below apply, unless the context requires otherwise:

1.	Introduction

On 9 July 2008, the WPP Board announced the terms of an offer for the whole of the issued and to be issued share capital of TNS. On 1 August 2008, WPP published the TNS Offer Document and the Prospectus Equivalent Document in relation to the TNS Offer.

The background to and reasons for the TNS Acquisition, together with further information in relation to the TNS Acquisition, is set out in Part 6 on pages 15 to 19 of the Prospectus Equivalent Document which are incorporated by reference into this document.

2.	Information on TNS

TNS is a global market information and insight group, which traces its history back to the 1940s. TNS operates across substantially all sectors of the market information industry, serving global and local clients from offices in over 80 countries worldwide. TNS provides its clients with customised information and insights, using specialist sector knowledge and in-depth research expertise. It also provides market measurement and analysis through its syndicated services. These comprise consumer panel services in Western Europe, Latin America and Asia Pacific and strategic media intelligence and audience measurement services across Europe, North America and Asia Pacific.

3.	The TNS Offer

The TNS Offer, which is subject to the conditions and further terms set out in paragraph 9 of this Part 2 below, is being made on the following basis:

For each TNS Share     173 pence in cash and 0.1889 of a New WPP Share

Based on a Closing Price of 464.5 pence per WPP Share on 3 October 2008, the TNS Offer values each TNS Share at approximately 260.7 pence and values the entire issued and to be issued share capital of TNS at approximately £1,143 million.

The TNS Offer represents a premium of approximately:

•	52 per cent. over the Closing Price of 171 pence per TNS Share on 28 April 2008, being the last Business Day prior to the announcement by TNS of a potential merger with GfK; and

•	21 per cent. over the Closing Price of 215 pence per TNS Share on 2 May 2008, being the last Business Day prior to the announcement by TNS that it had received a proposal from WPP,

in each case based on the Closing Price of 464.5 pence per WPP Share on 3 October 2008.

On 23 September 2008, following the announcement by the European Commission that it had cleared the TNS Acquisition under the EC Merger Regulation, subject to the commitments which WPP has offered in relation to television audience measurement services in the EEA and marketing research services in the Republic of Ireland, WPP announced that the condition of the TNS Offer relating to the notification sought from the European Commission, as set out in paragraph (d)(i) of Part A of paragraph 9 below of this Part 2, has been satisfied. Except as provided in this paragraph, the TNS Offer remains subject to the other conditions set out in paragraph 9 below.

On 2 October 2008, the WPP Board announced that the TNS Offer was final and would not be increased (except that WPP reserved the right to set that statement aside in the event a competitive situation arises or otherwise with the consent of the Panel).

On 3 October 2008, WPP announced that the TNS Offer will remain open for acceptance until 3.00 p.m. (London time) on 8 October 2008 and that it was waiving down its acceptance condition (as summarised on pages 16 and 17 of the Prospectus Equivalent Document and as set out in full in paragraph (a) of Part A of paragraph 9 below of this Part 2) from 90 per cent. to 75 per cent. Paragraphs 4, 7, 8 and 9 below should be read in the light of these recent developments.

Except with the consent of the Takeover Panel, the last date by which the TNS Offer must become or be declared unconditional as to acceptances is 16 October 2008. Under the City Code, a TNS Share Owner’s entitlement to withdraw his acceptance will cease once the TNS Offer becomes or is declared unconditional as to acceptances.

4.	Mix and Match Facility

TNS Share Owners (other than, subject as referred to below, US Persons) who validly accept the TNS Offer will be entitled to elect, subject to availability, to vary the proportions in which they receive cash and New WPP Shares in respect of their holdings of TNS Shares. However, the maximum aggregate amount of cash to be paid under the TNS Offer and the total number of New WPP Shares to be issued under the TNS Offer will not be varied as a result of elections under the Mix and Match Facility. Accordingly, satisfaction of elections made by TNS Share Owners under the Mix and Match Facility will depend on the extent to which other TNS Share Owners make offsetting elections.

Satisfaction of elections under the Mix and Match Facility will be effected on the basis of 483 pence in cash (being the Closing Price of a WPP Share on 30 July 2008) for each New WPP Share (and vice versa). To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. As a result, TNS Share Owners who make an election under the Mix and Match Facility will not necessarily know the exact amount of cash or the exact number of New WPP Shares they will receive until settlement of the consideration due to them in respect of the TNS Offer. Elections under the Mix and Match Facility will not affect the entitlements of those TNS Share Owners who do not make any such elections.

The Mix and Match Facility is conditional upon the TNS Offer becoming or being declared unconditional in all respects.

Further information on the Mix and Match Facility is set out in paragraph 6 of Part B of paragraph 9 below.

If you are a US Person, or acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person, you are not eligible to participate in the Mix and Match Facility, unless you satisfy WPP in its sole discretion that the New WPP Shares can be offered, sold or delivered to you, or for your account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

5.	Effect of the Scheme in relation to the TNS Offer

If the TNS Offer becomes unconditional in all respects and the Scheme subsequently becomes effective, the Scheme and related proposals will have the following effect in relation to the share consideration receivable by TNS Share Owners under the TNS Offer:

(a)

to the extent that TNS Share Owners who have validly accepted the TNS Offer are issued with WPP Shares before the Scheme Record Time, such accepting TNS Share Owners who become WPP Share Owners by the Scheme Record Time (expected to be 6.00 p.m. on 18 November 2008) will, like all other WPP Share Owners at that time, receive one New WPP Share for each WPP Share cancelled under the Scheme; and

(b)

to the extent that TNS Share Owners are issued with WPP Shares after the Scheme Record Time, either as a result of validly accepting the TNS Offer or as a result of WPP exercising its rights pursuant to the provisions of Part 28 of the Companies Act to acquire compulsorily any remaining TNS Shares in respect of which acceptances have not been received, the WPP Shares to which such TNS Share Owners become entitled will be transferred to New WPP and New WPP will issue one New WPP Share for each WPP Share so transferred to it.

If the TNS Offer becomes unconditional in all respects, TNS Share Owners who have accepted the TNS Offer and who are issued with WPP Shares before the Voting Record Time in connection with the Scheme (6.00 p.m. on 28 October 2008), will be entitled to vote in connection with the Scheme. The latest time for WPP Share Owners to lodge forms of proxy in respect of the Court Meeting is 11.30 a.m. on 28 October 2008, (or by hand to the Chairman on 30 October 2008 before the Court Meeting), and the latest time for WPP Share Owners to lodge forms of proxy in relation to the General Meeting is 11.45 a.m. on 28 October 2008.

If the Scheme is approved and becomes effective (expected to be on or around 19 November 2008), it will be binding on all WPP Share Owners irrespective of whether they attended the meetings or the way they voted. Accordingly, if the TNS Offer becomes unconditional in all respects and if the Scheme becomes effective, TNS Share Owners who become WPP Share Owners as a result of the TNS Offer will subsequently receive New WPP Shares.

6.	Effect of the TNS Acquisition on share capital of New WPP

Full acceptance of the TNS Offer will, if the TNS Offer becomes unconditional in all respects, result in the issue of up to 82,807,368 new WPP Shares which will represent approximately 6.6 per cent of the enlarged issued share capital of WPP and consequently, after the Effective Date, approximately 6.6 per cent. of the enlarged issued share capital of New WPP. Accordingly, if the TNS Offer becomes unconditional in all respects and the Scheme also becomes effective, up to 82,807,368 New WPP Shares would be issued to former TNS Share Owners who become WPP Share Owners as a result of the Scheme becoming effective and related proposals. These shares are therefore included in the number of New WPP Shares in respect of which application will be made for admission to the Official List maintained by the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities, and in respect of which this prospectus has been prepared.

If the Scheme becomes effective, and assuming the TNS Offer has become unconditional in all respects and the maximum number of 82,807,368 WPP Shares are issued by WPP in connection with the TNS Acquisition, and there is no exercise of any options over WPP Shares that are capable of being exercised, or issue of any further WPP Shares and that WPP does not make any market purchases after 2 October 2008 (being the last practicable date prior to the publication of this document) before the Scheme becomes effective, the maximum number of New WPP Shares in issue immediately after the Scheme becomes effective will be 1,257,572,651 New WPP Shares.

7.	Settlement

(a)	Introduction

Subject to the TNS Offer becoming or being declared unconditional in all respects (except as provided in paragraph 8 of Part B of paragraph 9 below of this Part 2) in the case of certain TNS Share Owners not resident in the United Kingdom) and provided that the Form of Acceptance and Election, share certificate(s) and/or other documents of title and/or TTE instructions are in order, settlement of the consideration to which any TNS Share Owner is entitled under the Offer will be effected by the issue of cheques, share certificates and/or the crediting of CREST accounts (i) in the case of valid acceptances of the TNS Offer received, complete in all respects, by the date on which the TNS Offer becomes or is declared unconditional in all respects, within 14 days of such date, and (ii) in the case of valid acceptances of the TNS Offer received, complete in all respects, after such date but while the TNS Offer remains open for acceptance, within 14 days of the receipt of such acceptances, in the manner set out below.

(b)	TNS Shares in certificated form (that is, not in CREST)

Where an acceptance relates to TNS Shares in certificated form:

(i)

settlement of any cash consideration to which the validly accepting TNS Share Owner is entitled will be despatched by first class post (or by such other method as the Panel may approve). All such cash payments will be made in sterling by cheque drawn on a branch of a United Kingdom clearing bank; and

(ii)

any New WPP Shares to which the accepting TNS Share Owner is entitled will be issued to such TNS Share Owner in certificated form. Definitive certificates for the New WPP Shares will be despatched by first class post (or by such other method as may be approved by the Panel) (but not to any address in Australia, Canada or Japan or the United States (unless, in the case of the United States only, you satisfy WPP in its sole discretion that the New WPP Shares can be offered, sold or delivered to you, or for your account or benefit, pursuant to an applicable exemption from, or in transaction not subject to, the registration requirements of the US Securities Act)).

Entitlements to New WPP Shares will be rounded down to the nearest whole number of New WPP Shares. Fractions of New WPP Shares will not be allotted or issued to TNS Share Owners and will be disregarded.

In relation to New WPP Shares issued in certificated form, temporary documents of such title will not be issued pending the despatch by post of definitive certificates for such New WPP Shares in accordance with the terms of the TNS Offer.

(c)	TNS Shares in uncertificated form (that is, in CREST)

Where a valid acceptance relates to TNS Shares in uncertificated form:

(i)

settlement of any cash consideration to which the validly accepting TNS Share Owner is entitled will be made by means of a CREST payment in favour of the validly accepting TNS Share Owner’s payment bank, in accordance with the CREST payment arrangements. WPP reserves the right to settle all or any part of the cash consideration referred to in this paragraph 7(c), for all or any accepting TNS Share Owner(s), in the manner referred to in paragraph 7(b) above, if for any reason it wishes to do so; and

(ii)

any New WPP Shares to which the accepting TNS Share Owner is entitled will be issued in uncertificated form. WPP will procure that Euroclear is instructed to credit the appropriate stock account in CREST of the accepting TNS Share Owner concerned with those New WPP Shares and such New WPP Shares will be delivered to the appropriate stock account in CREST in which the accepting TNS Share Owner held the TNS Shares in respect of which it has accepted the Offer. The stock account concerned will be an account under the same Participant ID and Member Account ID as appeared in the TTE instruction(s) concerned. WPP reserves the right to settle all or any part of the share consideration referred to in this paragraph 7(c), for all or any accepting TNS Share Owner(s), in the manner referred to in paragraph 7(b) above, if for any reason it wishes to do so.

Entitlements to New WPP Shares will be rounded down to the nearest whole number of New WPP Shares. Fractions of New WPP Shares will not be allotted or issued to TNS Share Owners and will be disregarded.

8.	Costs and expenses of TNS Acquisition

The total costs and expenses of, or incidental to, the TNS Acquisition (exclusive of any amounts in respect of value added tax), payable by WPP are estimated to amount to approximately £20 million.

9.	Conditions and further terms of the TNS Offer included in the TNS Offer Document on 1 August 2008

For the purposes of this paragraph 9 of this Part 2 only, the definitions set out in paragraph 9 of this Part 2 shall apply.

Part A- Conditions of the TNS Offer

The TNS Offer is subject to the following conditions:

(a)

valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time) on the First Closing Date (or such later time(s) and/or date(s) as WPP may, with the consent of the Panel or in accordance with the City Code, decide) in respect of not less than 90 per cent. (or such lesser percentage as WPP may decide) in nominal value of the TNS Shares to which the TNS Offer relates and that represent not less than 90 per cent. (or such lower percentage as WPP may decide) of the voting rights carried by the TNS Shares to which the TNS Offer relates, provided that this condition will not be satisfied unless WPP and/or any of its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the TNS Offer or otherwise, TNS Shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of TNS, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any TNS Shares that are unconditionally allotted or issued before the TNS Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and for the purposes of this condition:

(i)	shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue;

(ii)

valid acceptances shall be deemed to have been received in respect of TNS Shares which are treated for the purposes of section 979 of the Companies Act 2006 as having been acquired or contracted to be acquired by WPP by virtue of acceptances of the TNS Offer; and

(iii)	the expression “TNS Shares to which the TNS Offer relates” shall be construed in accordance with Part 28 of the Companies Act 2006;

(b)

the admission to the Official List of the New WPP Shares to be issued in connection with the TNS Offer becoming effective in accordance with the Listing Rules and the admission of such shares to the London Stock Exchange’s main market for listed securities becoming effective in accordance with the Admission Standards or (if WPP so determines and subject to the consent of the Panel) the UK Listing Authority agreeing or confirming its decision to admit such shares to the Official List and the London Stock Exchange agreeing to admit such shares to trading subject only to (i) the allotment of such shares and/or (ii) the TNS Offer becoming or being declared unconditional in all respects;

(c)

TNS Share Owners not passing the TNS Resolutions at the TNS General Meeting or the members of GfK-Verein not passing a resolution to approve the Verein Undertaking at a general assembly of GfK-Verein and, in either case, the Proposed GfK-TNS Merger (on the terms described in the TNS Circular or as the same may be revised) not proceeding, not being implemented, lapsing or otherwise being withdrawn;

(d)

(i)      the European Commission notifying WPP, in terms satisfactory to WPP, that it will neither initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 (the Regulation) in relation to the proposed acquisition of TNS by WPP or any matter arising from or relating to that proposed acquisition nor refer the proposed acquisition of TNS by WPP or any matter arising from or relating to that proposed acquisition to the competent authorities of one or more Member States under Article 9 of the Regulation; and

(ii) it being established, in terms satisfactory to WPP, that the competent authorities of any Member State will not invoke Article 21(4) of the Regulation;

(e)

all filings having been made and all applicable waiting periods under the United States Hart- Scott-Rodino Antitrust Improvements Act of 1976 and the regulations thereunder having expired, lapsed or been terminated as appropriate in each case in connection with the TNS Offer and the proposed acquisition of any shares in, or control of, TNS by WPP;

(f)

no Third Party having decided or intimated a decision to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed, and there not continuing to be outstanding, any statute, regulation, notice, order or decision that would or might:

(i)

make the TNS Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, TNS by any member of the Wider WPP Group void, illegal or unenforceable in any jurisdiction, or directly or indirectly prohibit or otherwise restrict, delay, impede or interfere with, or impose additional conditions or obligations with respect to, or require amendment to the terms of, the TNS Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, TNS by any member of the Wider WPP Group;

(ii)

require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by any member of the Wider WPP Group or any member of the Wider TNS Group of all or any part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses or to own, control or manage any of their respective assets or properties;

(iii)

impose any limitation on, or result in any delay in, the ability of any member of the Wider WPP Group to acquire or hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Wider TNS Group or on the ability of any member of the Wider TNS Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any other member of the Wider TNS Group;

(iv)

require any member of the Wider WPP Group or of the Wider TNS Group to acquire or TNS Offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Wider TNS Group or any member of the Wider WPP Group owned by any third party (save, in the case of the TNS Offer, pursuant to Part 28 of the Companies Act 2006);

(v)	require the divestiture by any member of the Wider WPP Group of any shares or other securities in any member of the Wider TNS Group or any member of the Wider WPP Group;

(vi)

impose any limitation on, or result in any delay in, the ability of any member of the Wider WPP Group or any member of the Wider TNS Group to conduct, integrate or coordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider WPP Group and/or any member of the Wider TNS Group;

(vii)	result in any member of the Wider TNS Group or any member of the Wider WPP Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii)	otherwise adversely affect the business, assets, financial or trading position or profits or prospects of any member of the Wider WPP Group or any member of the Wider TNS Group,

and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(g)

all filings, applications and/or notifications which are necessary or considered appropriate or desirable by WPP having been made and all appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated and all statutory or regulatory obligations in any jurisdiction having been complied with in each case in respect of the TNS Offer and the acquisition or proposed acquisition of any shares or other securities in, or control or management of, TNS or any other member of the Wider TNS Group by any member of the Wider WPP Group or the carrying on by any member of the Wider TNS Group of its business;

(h)

all Authorisations which are necessary or considered appropriate or desirable by WPP in any jurisdiction for or in respect of the TNS Offer and the acquisition or proposed acquisition of any shares or other securities in, or control or management of, TNS by any member of the Wider WPP Group being obtained in terms and in a form satisfactory to WPP from all appropriate Third Parties and from any persons or bodies with whom any member of the Wider WPP Group or the Wider TNS Group has entered into contractual arrangements and such Authorisations, together with all Authorisations necessary or considered appropriate by WPP for any member of the Wider TNS Group to carry on its business, remaining in full force and effect and no intimation or notice of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made or given;

(i)

there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider TNS Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject or any circumstance which, as a result of the making or implementation of the TNS Offer or the acquisition or proposed acquisition by any member of the Wider WPP Group of any shares or other securities in, or control or management of, TNS or otherwise, would or might result in:

(i)

any monies borrowed by or any other indebtedness (actual or contingent) of, or any grant available to, any member of the Wider TNS Group being or becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of any such member to borrow monies or incur any indebtedness being or becoming capable of being withdrawn or inhibited;

(ii)

the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets or interests of any member of the Wider TNS Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)

any asset or interest of any member of the Wider TNS Group being or falling to be disposed of or ceasing to be available to any member of the Wider TNS Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider TNS Group;

(iv)

the interest or business of any member of the Wider TNS Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being or becoming capable of being terminated or adversely modified or affected;

(v)	any member of the Wider TNS Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the financial or trading position or prospects or the value of any member of the Wider TNS Group being prejudiced or adversely affected;

(vii)

any such agreement, arrangement, licence, permit or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider TNS Group thereunder, being or becoming capable of being terminated or adversely modified or affected or any obligation or liability arising or any adverse action being taken or arising thereunder; or

(viii)	the creation of any liabilities (actual or contingent) by any such member;

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Wider TNS Group is a party or by or to which any such member or any of its assets may be bound or be subject, would or might result in any events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (i);

(j)

except as disclosed in the TNS Annual Report and Accounts for the year ended 31 December 2007 or as publicly announced to a Regulatory Information Service by or on behalf of TNS before 9 July 2008, no member of the Wider TNS Group having since 31 December 2007:

(i)

issued or agreed to issue, or authorised or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities, or transferred or sold any shares out of treasury, save as between TNS and wholly-owned subsidiaries of TNS or upon the exercise of rights to subscribe for TNS Shares pursuant to options granted under the TNS Share Schemes prior to 9 July 2008;

(ii)

recommended, declared, paid or made, or resolved to recommend, declare, pay or make, any dividend or other distribution, whether payable in cash, in specie or otherwise, or made any bonus issue, other than a distribution by any wholly-owned subsidiary of TNS and save for the final dividend of 3.9 pence per TNS Share paid on or about 4 July 2008 to TNS Share Owners who were on the register on 23 May 2008;

(iii)

implemented or authorised any merger or demerger or acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset;

(iv)	entered into, or authorised the entry into, any joint venture, asset or profit sharing arrangement, partnership or merger of businesses or corporate entities;

(v)	entered into, implemented or authorised any reconstruction, amalgamation, scheme or other similar transaction or arrangement;

(vi)	purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vii)

made or authorised any change in its loan capital or issued or authorised, or made any change in or to, the issue of any debentures or incurred or increased any indebtedness or liability (contingent or otherwise);

(viii)

entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of such nature or magnitude;

(ix)	entered into, or authorised the entry into, any contract, commitment or arrangement which would be restrictive on the business of any member of the Wider TNS Group or the Wider WPP Group;

(x)

been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or having entered into a moratorium, composition, compromise or arrangement with its creditors in respect of its debts or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi)

taken any corporate action or had any step, application, filing in court, notice or legal proceedings started or served or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, liquidator, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xii)	waived, compromised or settled any claim;

(xiii)	made any alteration to its memorandum or articles of association;

(xiv)	released, discharged or modified any obligation to it of any firm, person or corporation (or agreed to do so);

(xv)

entered into or varied or made an TNS Offer (which remains open for acceptance) to vary the terms of any contract, commitment or arrangement with any director or senior executive of any member of the Wider TNS Group;

(xvi)

agreed to provide, or agreed to modify the terms of, any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by any member of the Wider TNS Group;

(xvii)

made or consented to any change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees; or

(xviii)

entered into any contract, commitment or arrangement or passed any resolution or made any TNS Offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

(k)

since 31 December 2007 (except as disclosed in the Annual Report and Accounts of TNS for the year ended 31 December 2007 or as publicly announced to a regulatory information service by or on behalf of TNS before 9 July 2008):

(i)

no adverse change having occurred, and no circumstance having arisen which would or might be expected to result in any adverse change, in the business, assets, financial or trading position or profits or prospects of any member of the Wider TNS Group;

(ii)

no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider TNS Group or to which any member of the Wider TNS Group is or may become a party (whether as plaintiff or defendant or otherwise) having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider TNS Group;

(iii)

no enquiry, review investigation by any Third Party or other investigative body against or in respect of any member of the Wider TNS Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider TNS Group; and

(iv)	no contingent or other liability having arisen or become apparent or increased;

(l)	WPP not having discovered that:

(i)

any financial, business or other information disclosed at any time by or on behalf any member of the Wider TNS Group (whether publicly, to any member of the Wider WPP Group or otherwise) is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading;

(ii)	any member of the Wider TNS Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts of TNS for the year ended 31 December 2007;

(iii)

any past or present member of the Wider TNS Group has failed to comply with any applicable legislation, regulation or common law of any jurisdiction or any notice, order or requirement of any Third Party with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental and/or health and safety matters or that there has otherwise been any such storage, disposal, discharge, presence, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider TNS Group; or

(iv)

there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, reinstate, remediate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider TNS Group under any environmental legislation, regulation, common law, notice, circular or order of any Third Party in any jurisdiction.

WPP reserves the right to waive all or any of the conditions in paragraphs (d) to (l) inclusive, in whole or in part. The TNS Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by WPP to have been or remain satisfied by midnight (London time) on the day which is 21 days after the later of the First Closing Date and the date on which the TNS Offer becomes or is declared unconditional as to acceptances (or such later date as WPP may, with the consent of the Panel, decide). WPP shall be under no obligation to waive or treat as fulfilled any of the conditions in paragraphs (d) to (l) inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other conditions of the TNS Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If WPP is required by the Panel to make an TNS Offer for any TNS Shares under Rule 9 of the City Code, WPP may make such alterations to the above conditions as are necessary to comply with that Rule.

The TNS Offer will lapse (unless the Panel otherwise consents) if, before the First Closing Date or the date when the TNS Offer becomes or is declared unconditional as to acceptances (whichever is the later), the European Commission either initiates proceedings under Article 6(1)(c) of the Regulation or, following a referral by the European Commission to a competent authority in the United Kingdom under Article 9(1) of the Regulation, the proposed acquisition of TNS by WPP or any matter arising from or relating to that proposed acquisition is referred to the Competition Commission. (If the TNS Offer does so lapse, not only will the TNS Offer cease to be capable of further acceptance but also TNS Share Owners and WPP will thereafter cease to be bound by prior acceptances.)

WPP reserves the right to elect, with the consent of the Panel, to implement the acquisition of TNS by way of a scheme of arrangement under Part 26 of the Companies Act 2006. In such event, the scheme of arrangement will be implemented on substantially the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the TNS Offer. In particular, the condition in paragraph (a) of this Part A would not apply to a scheme of arrangement and, in substitution for the condition in paragraph (a) of this Part A, any such scheme would be conditional on:

(i)

approval at the necessary court-convened meeting by a majority in number of the TNS Share Owners entitled to vote and who are present and voting, either in person or by proxy, representing 75 per cent. or more in value of the TNS Shares held by such share owners;

(ii)	any resolution(s) required to approve and implement the scheme of arrangement being passed by the requisite majorities at a separate general meeting of TNS; and

(iii)

the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court and an office copy of the order of the court sanctioning the scheme of arrangement and confirming the cancellation of share capital which forms part of it being delivered for registration to the Registrar of Companies in England and Wales and, in the case of the order confirming the reduction of share capital, being registered by him.

In this Part A, the following definitions apply, unless the context otherwise requires:

Authorisations	authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, permissions and approvals (including those made by any Third Party);

Third Party

any government (whether supranational, national, regional, local or otherwise), government department or governmental, quasigovernmental, supranational, statutory, regulatory or investigative body, central bank, authority (including any national anti-trust or merger control authority), court, tribunal, arbitrary body, trade agency, association, institution or professional or environmental body or (without prejudice to the foregoing) any other person or body whatsoever in any relevant jurisdiction;

Wider TNS Group	TNS and its subsidiary undertakings, associated undertakings and any other undertakings in which TNS and such undertakings (aggregating their interests) have a substantial interest; and

Wider WPP Group	WPP and its subsidiary undertakings, associated undertakings and any other undertakings in which WPP and such undertakings (aggregating their interests) have a substantial interest.

In this document, subsidiary undertaking, associated undertaking and undertaking have the meanings given by the Companies Act and substantial interest means a direct or indirect interest in 10 per cent. or more of the equity capital of an undertaking.

Part B - Further terms of the TNS Offer

The following further terms apply to the TNS Offer. Unless the context requires otherwise, any reference in this paragraph 9 and in the Form of Acceptance and Election to:

(a)

the TNS Offer includes (except where stated to the contrary or if the context otherwise requires) the Mix and Match Facility and any revision, variation, renewal or extension of the TNS Offer and the Mix and Match Facility (as the case may be);

(b)

the TNS Offer becoming unconditional or the TNS Offer becomes unconditional means the acceptance condition becoming or being declared satisfied, whether or not any other condition of the TNS Offer remains to be fulfilled and references to the TNS Offer having become or not become unconditional shall be construed accordingly;

(c)

the TNS Offer becoming unconditional in all respects means all of the conditions in Part A of this paragraph 9 becoming fulfilled or, if applicable, waived or, where appropriate, determined to have been satisfied;

(d)	the acceptance condition means the condition set out in paragraph (a) of Part A of this paragraph 9;

(e)	acceptances of the TNS Offer includes deemed acceptances of the TNS Offer;

(f)	the TNS Offer Document or document means this document and any other document containing the TNS Offer; and

(g)	the TNS Offer Period means, in relation to the TNS Offer, the period beginning on 6 May 2008 and ending on the latest of:

(i)	3.00 p.m. (London time) on the First Closing Date (or such later date as WPP may determine, in accordance with the Code);

(ii)	the time and date when the TNS Offer becomes unconditional; and

(iii)	the time and date when the TNS Offer lapses or is withdrawn.

1.	Acceptance period

1.1

The TNS Offer is initially open for acceptance until 3.00 p.m. (London time) on the First Closing Date. Although no revision is envisaged, if the TNS Offer is revised it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Panel) following the date on which written notification of the revision is posted to TNS Share Owners. Except with the consent of the Panel, no revision of the TNS Offer may be made and no revised TNS Offer document may be posted after 16 September 2008 or, if later, the date falling 14 days prior to the last date on which the TNS Offer can become unconditional.

1.2

Except with the consent of the Panel, the TNS Offer, whether revised or not, shall not be capable of becoming unconditional after midnight on 30 September 2008 (Day 60) (or any earlier time and/ or date beyond which WPP has stated that the TNS Offer will not be extended unless WPP has, where permitted, not withdrawn that statement or extended the TNS Offer beyond the stated earlier time and/or date), nor of being kept open for acceptance after that time and/or date unless the TNS Offer has previously become unconditional. WPP reserves the right, with the permission of the Panel, to extend the time for the TNS Offer to become unconditional to a later time(s) and/or date(s). Except with the consent of the Panel, WPP may not, for the purpose of determining whether the acceptance condition has been satisfied, take into account acceptances received, or purchases of TNS Shares made, after 1.00 p.m. on Day 60 (or any earlier time and/or date beyond which WPP has stated that the TNS Offer will not be extended and in respect of which it has not, where permitted, withdrawn that statement) or, if the TNS Offer is so extended, any such later time(s) and/ or date(s) as WPP may, with the permission of the Panel, decide. For the purposes of the acceptance condition, if the latest time at which the TNS Offer may become unconditional is extended beyond midnight on Day 60, acceptances received and purchases of TNS Shares made in respect of which relevant documents are received by the Receiving Agent after 1.00 p.m. on the relevant date may (except where the Code otherwise permits) only be taken into account with the consent of the Panel.

1.3

If the TNS Offer becomes unconditional, it will remain open for acceptance for not less than 14 days after the date on which it would otherwise have expired. If the TNS Offer becomes unconditional and WPP states that the TNS Offer will remain open until further notice before closing the TNS Offer, WPP will give not less than 14 days’ notice in writing to those TNS Share Owners who have not accepted the TNS Offer.

1.4

If a competitive situation (as determined by the Panel) arises after WPP makes a “no increase” and/or a “no extension” statement in relation to the TNS Offer, WPP may, if it specifically reserves the right to do so at the time such statement is made, or otherwise with the consent of the Panel, withdraw such statement and extend or revise the TNS Offer (as appropriate) provided that it complies with the requirements of the Code and, in particular, that:

(a)

it announces such withdrawal and that it is free to extend or revise the TNS Offer (as appropriate) as soon as possible and in any event within four Business Days after the date of the announcement of the competing TNS Offer or other competitive situation;

(b)

it notifies TNS Share Owners of the withdrawal and that it is free to extend or revise the TNS Offer (as appropriate) in writing (or, in the case of TNS Share Owners with registered addresses outside the UK or whom WPP knows to be agents, nominees, custodians or trustees holding TNS Shares for such persons, by announcement in the UK) at the earliest practicable opportunity; and

(c)	any TNS Share Owners who accept the TNS Offer after the date of the “no increase” or “no extension” statement are given a right of withdrawal in accordance with paragraph 4 below.

WPP may, if it specifically reserves the right to do so at the time the statement is made, choose not to be bound by the terms of a “no increase” or “no extension” statement and may post an increased or improved TNS Offer provided it is recommended for acceptance by the board of directors of TNS, or in other circumstances permitted by the Panel.

1.5

WPP may, if it has reserved the right to do so if TNS makes an announcement of the kind referred to in Rule 31.9 of the Code after 9 September 2008, choose not to be bound by a “no increase” and/or a “no extension” statement and extend or revise the TNS Offer with the consent of the Panel, provided that WPP complies with the requirements of the Code and in particular that notice to this effect is given as soon as possible and in any event within four Business Days after the date of the TNS announcement and TNS Share Owners are notified in writing (or, in the case of TNS Share Owners with registered addresses outside the UK or whom WPP knows to be agents, nominees, custodians or trustees holding TNS Shares for such persons, by announcement in the UK) at the earliest practicable opportunity.

2.	Acceptances and purchases

2.1

Except as otherwise agreed by the Panel, and notwithstanding the right reserved by WPP to treat a Form of Acceptance and Election or Electronic Acceptance as valid even though not entirely in order or not accompanied by the relevant share certificate(s) and/or other document(s) of title:

(a)

an acceptance of the TNS Offer will only be treated as valid for the purposes of the acceptance condition if the relevant requirements of Note 4 and, if applicable, Note 6 of Rule 10 of the Code are satisfied in respect of it;

(b)

a purchase of TNS Shares by WPP or its wholly-owned subsidiaries or their nominees (or, if WPP is required by the Panel to make an TNS Offer for TNS Shares under the provisions of Rule 9 of the Code, by a person acting in concert with WPP) will only be treated as valid for the purposes of the acceptance condition if the relevant requirements of Note 5 and, if applicable, Note 6 of Rule 10 of the Code are satisfied in respect of it; and

(c)

before the TNS Offer may become or be declared unconditional, the Receiving Agent must issue a certificate to WPP and/or the Financial Advisers which states the number of TNS Shares in respect of which acceptances have been received and which comply with paragraph 2.1(a) of this Part B and the number of TNS Shares otherwise acquired, whether before or during the TNS Offer Period and which comply with paragraph 2.1(b) of this Part B, but which do not fall within paragraph 2.3 below.

2.2

For the purpose of determining at any particular time whether the acceptance condition has been satisfied, WPP shall not be bound (unless required by the Panel) to take into account any TNS Shares which have been unconditionally allotted or issued or which arise as a result of the exercise of subscription or conversion rights before the determination takes place unless TNS or its registrars, have given written notice to the Receiving Agent at the address specified in paragraph 4.2 of this Part B containing relevant details of the allotment, issue, subscription or conversion before that time. Notification by e-mail or facsimile transmission does not constitute written notice for this purpose.

2.3	Except with the consent of the Panel, relevant securities of TNS which have been borrowed by WPP may not be counted towards fulfilling the acceptance condition.

3.	Announcements

3.1

Without prejudice to paragraph 4.2 below, by 8.00 a.m. on the Business Day (the relevant day) after any day on which the TNS Offer is due to expire, become unconditional or is revised or extended, (as the case may be) or such later time and/or date as the Panel may agree, WPP shall make an appropriate announcement and simultaneously send the announcement to a Regulatory Information Service. In the announcement WPP shall state (unless otherwise permitted by the Panel):

(a)

the number of TNS Shares for which acceptances of the TNS Offer have been received, specifying the extent, if any, to which such acceptances have been received from any person deemed to be acting in concert with WPP or in respect of shares which were subject to an irrevocable commitment or a letter of intent procured by WPP or any of its associates;

(b)	details of any relevant securities of TNS in which WPP or any person acting in concert with it has:

(i)	an interest or in respect of which it has a right to subscribe detailing in each case the nature of the interests or rights;

(ii)	any short positions (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery;

(c)	details of any relevant securities of TNS in respect of which WPP or any of its associates has an outstanding irrevocable commitment or letter of intent; and

(d)	details of any relevant securities of TNS which WPP or any person acting in concert with it has borrowed or lent, save for any borrowed shares which have been either on-lent or sold,

and will, in each case, specify the percentages of each class of relevant securities of TNS represented by each of these figures. Any such announcement will specify the total number of TNS Shares which WPP may count towards satisfaction of the acceptance condition and the percentage of TNS Shares represented by this figure.

3.2

Any decision to extend the time and/or date by which the acceptance condition has to be fulfilled may be made at any time up to, and will be announced not later than, 8.00 a.m. on the relevant day (or such later time and/or date as the Panel may agree). The announcement shall state the next expiry time and date unless the TNS Offer is then unconditional, in which case a statement may instead be made that the TNS Offer (or any component of the TNS Offer) will remain open until further notice, and the information specified in (a), (b), (c) and (d) of paragraph 3.1 above.

3.3

In calculating the number of TNS Shares represented by acceptances and purchases, WPP may only include acceptances and purchases if they could be counted towards fulfilling the acceptance condition under Notes 4, 5 and 6 of Rule 10 of the Code, unless the Panel agrees otherwise. Subject to this, WPP may include or exclude, for announcement purposes, acceptances and/or purchases which are not complete in all respects or which are subject to verification.

3.4

In this paragraph 9, a reference to the making of an announcement or the giving of notice by or on behalf of WPP includes the release of an announcement by WPP or by any of the Financial Advisers or by public relations consultants to the press and the delivery by hand or telephone, e-mail or facsimile or other electronic transmission of an announcement to a Regulatory Information Service. An announcement made otherwise than to a Regulatory Information Service will be notified simultaneously (unless the Panel otherwise agrees) to a Regulatory Information Service.

4.	Rights of withdrawal

4.1	Except as provided by this paragraph 4 and paragraph 5.4 of this Part B, acceptances and elections are irrevocable.

4.2

If WPP, having announced the TNS Offer to be unconditional, fails by 3.30 p.m. on the relevant day (or such later time and/or date as the Panel may agree) to comply with any of the other requirements specified in paragraph 3.1 of this Part B, an accepting TNS Share Owner may (unless the Panel agrees otherwise) immediately thereafter withdraw his acceptance of the TNS Offer by written notice given by post to Computershare Investor Services PLC, Corporate Actions Projects, Bristol, BS99 6AH or by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE, on behalf of WPP. Alternatively, in the case of TNS Shares in uncertificated form, withdrawal can be effected in the manner set out in paragraph 4.8 below. Subject to paragraph 1.2 of this Part B, this right of withdrawal may be terminated not less than eight days after the relevant day by WPP confirming, if such is the case, that the TNS Offer is still unconditional and complying with the other requirements specified in paragraph 3.1 of this Part B. If any such confirmation is given, the first period of 14 days referred to in paragraph 1.3 of this Part B will run from the date of such confirmation and compliance.

4.3

If by 3.00 p.m. on 19 September 2008 (or such later time(s) and/or the date(s) as the Panel may agree) the TNS Offer has not become unconditional, an accepting TNS Share Owner may withdraw his acceptance at any time thereafter by written notice given by post to Computershare Investor Services PLC, Corporate Actions Projects, Bristol, BS99 6AH, or by hand (during normal business hours only) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS13 8AE, (or, in the case of TNS shares held in uncertificated form, in the manner described in paragraph 4.8 below) to be received before the earlier of: (i) the time that the TNS Offer becomes unconditional; and (ii) the final time for the lodgement of acceptances of the TNS Offer which can be taken into account in accordance with paragraph 1.2 of this Part B.

4.4

If a “no increase” and/or a “no extension” statement is withdrawn in accordance with paragraph 1.4 of this Part B, any person who accepts the TNS Offer after the date of the statement may withdraw his acceptance thereafter by written notice in the manner referred to in paragraph 4.2 (or, in the case of TNS Shares held in uncertificated form, in the manner described in paragraph 4.8 below) for a period of eight days after the date on which the notice withdrawing such statement is posted to TNS Share Owners.

4.5

In this paragraph 4, written notice (including any letter of appointment, direction or authority) means notice in writing bearing the original signature(s) of the relevant accepting person(s) or his/their agent(s) or attorney duly authorised in writing (evidence of whose appointment and authorisation in a form satisfactory to WPP is produced with the notice). E-mail or facsimile transmission or copies will not be sufficient to constitute written notice. A notice which is postmarked in, or otherwise appears to WPP or its agents to have been sent from, Australia, Canada or Japan or any other jurisdiction in which the TNS Offer or acceptance thereof would constitute a violation of relevant laws may be treated as invalid.

4.6

All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by WPP, whose determination, except as may be determined otherwise by the Panel, will be final and binding. None of WPP, the Financial Advisers or the Receiving Agent nor any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notice.

4.7

Any TNS Share Owner validly withdrawing his acceptance of the TNS Offer pursuant to the terms of this paragraph 4 of this Part B shall be deemed equally to have withdrawn any election under the Mix and Match Facility.

4.8

In the case of TNS Shares held in uncertificated form, if withdrawals are permitted pursuant to paragraphs 4.2 or 4.3 of this Part B, an accepting TNS Share Owner may withdraw his acceptance through CREST by sending (or, if a CREST personal member, procuring that his CREST sponsor sends) a valid ESA instruction to settle in CREST in relation to each Electronic Acceptance to be withdrawn. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(a)	the number of TNS Shares in uncertificated form to be withdrawn, together with their ISIN number (this is GB0001915395);

(b)	the Member Account ID of the accepting TNS Share Owner, together with his Participant ID;

(c)

the Escrow Agent’s Participant ID (this is 3RA40) and the Member Account ID of the Escrow Agent included in the relevant Electronic Acceptance (this is TAYWPP01 for the Basic TNS Offer, TAYWPP02 for additional New WPP Shares under the Mix and Match Facility and TAYWPP03 for additional cash under the Mix and Match Facility);

(d)	the CREST transaction ID of the Electronic Acceptance to be withdrawn, to be inserted at the beginning of the shared note field;

(e)	the intended settlement date for the withdrawal;

(f)	the corporate action number for the TNS Offer allocated by Euroclear;

(g)	input with a standard delivery instruction priority of 80; and

(h)	the name and contact telephone number of the TNS Share Owner.

Any such withdrawal will be conditional upon the Receiving Agent verifying that the withdrawal request is validly made. Accordingly, the Receiving Agent will, on behalf of WPP, either reject the withdrawal by transmitting in CREST a receiving agent reject (AEAD) message or accept the withdrawal by transmitting in CREST a receiving agent accept (AEAN) message.

4.9

TNS Shares in respect of which acceptances have been properly withdrawn in accordance with this paragraph 4 of this Part B may subsequently be re-assented to the TNS Offer by following one of the procedures described in paragraph 14 of the letter from the chairman of WPP, at any time while the TNS Offer remains open for acceptance.

5.	Revised TNS Offer

5.1

Although no revision of the TNS Offer is envisaged, if the TNS Offer (in its original or any previously revised form(s)) is revised (either in its terms and conditions or in the value or nature of the consideration TNS Offered or otherwise), the benefit of the revised TNS Offer will, subject to this paragraph 5 and paragraph 8 of this Part B, be made available to each TNS Share Owner who has accepted such TNS Offer in its original or any revised form(s) and who has not validly withdrawn such acceptance (a Previous Acceptor) provided such revised TNS

Offer represents on the date on which it is announced (on such basis as the Financial Advisers may consider appropriate), an improvement or no diminution in the value of the TNS Offer as so revised compared with the consideration or terms previously TNS Offered or in the overall value received and/or retained by a TNS Share Owner (under the TNS Offer or otherwise). The acceptance of the TNS Offer by or on behalf of a Previous Acceptor in its original or any revised form(s) shall, subject as provided in this paragraph 5 and paragraph 8 of this Part B, be deemed to be an acceptance of the revised TNS Offer and shall constitute the separate appointment of WPP or any director of WPP or the Financial Advisers as his attorney and/or agent with authority:

(a)	to accept the revised TNS Offer on behalf of such Previous Acceptor;

(b)

if the revised TNS Offer includes alternative forms of consideration, to make election(s) for and/ or accept the alternative forms of consideration on his behalf in such proportions as such attorney and/or agent may in his or its absolute discretion determine; and

(c)

to execute on behalf of and in the name of such Previous Acceptor all such further documents (if any) and do all other such things (if any) as may be required to give effect to such acceptances and/or election(s).

In making any such election and/or acceptance such attorney and/or agent shall take into account the nature of any previous acceptance or election made by or on behalf of the Previous Acceptor and such other facts or matters as he or it may reasonably consider relevant.

5.2

Subject to paragraphs 5.3 and 5.4 of this Part B, the authorities and powers of attorney conferred by this paragraph 5 and any acceptance of a revised TNS Offer and/or any elections pursuant thereto shall be irrevocable unless and until the Previous Acceptor becomes entitled to withdraw his acceptance under paragraph 4 this Part B and duly does so.

5.3

The deemed acceptance and/or election referred to in paragraph 5.1 of this Part B and the powers of attorney and authorities conferred by that paragraph shall not be exercised if as a result thereof a Previous Acceptor receives less than he would have received in value as a result of his acceptance of the TNS Offer in the form in which it was originally accepted or elected for by him or on his behalf unless such Previous Acceptor has previously agreed otherwise in writing.

5.4

The deemed acceptance and/or election referred to in paragraph 5.1 of this Part B shall not apply and the power of attorney and the authorities conferred by that paragraph shall be ineffective to the extent that a Previous Acceptor:

(a)

in respect of TNS Shares held in certificated form, lodges with Computershare Investor Services PLC at the address and in the manner referred to in paragraph 4.2, within 14 days of the posting of the document pursuant to which the revision of the TNS Offer is made available to TNS Share Owners, a Form of Acceptance and Election or some other form issued by or on behalf of WPP in which he validly elects to receive the consideration receivable by him under such revised TNS Offer in some other manner; or

(b)

in respect of TNS Shares held in uncertificated form, sends (or, if a CREST personal member, procures that his CREST sponsor sends) a valid ESA instruction to settle in CREST in relation to each Electronic Acceptance in respect of which an election is to be varied. Each ESA instruction must, in order for it to be valid and settle, include the following details:

(i)	the number of TNS Shares in uncertificated form in respect of which the changed election is made together with their ISIN number (this is GB0001915395);

(ii)	the Member Account ID of the Previous Acceptor, together with his Participant ID;

(iii)	the Escrow Agent’s Participant ID (this is 3RA40) and the Member Account ID of the Escrow Agent included in the relevant Electronic Acceptance (this is TAYWPP01 for the Basic TNS Offer, TAYWPP02 for additional New WPP Shares under the Mix and Match Facility and TAYWPP03 for additional cash under the Mix and Match Facility);

(iv)	the CREST transaction ID of the Electronic Acceptance in respect of which the election is to be changed, to be inserted at the beginning of the shared note field;

(v)	the intended settlement date for the changed election;

(vi)	the corporate action number for the TNS Offer allocated by Euroclear;

(vii)	input with a standard delivery instruction priority of 80; and

(viii)	the name and contact telephone number of the TNS Share Owner.

Any such change must include the member account of the Escrow Agent relevant to the new election required in order to be effected.

Any such change of election in respect of TNS Shares in uncertificated form will be conditional upon the Receiving Agent’s verifying that the request is validly made. Accordingly, the Receiving Agent will, on behalf of WPP, either reject the requested change of election by transmitting in CREST a receiving agent reject (AEAD) message or accept the requested change of election by transmitting in CREST a receiving agent accept (AEAN) message.

5.5

WPP reserves the right to treat an executed Form of Acceptance and Election or an Electronic Acceptance in relation to the TNS Offer (in its original or in any previously revised form(s)) which is received or dated after the announcement or issue of the TNS Offer in any revised form as a valid acceptance in respect of the revised TNS Offer and/or (where applicable) a valid election in relation to any of the alternative forms of consideration and such acceptance shall constitute an authority and request in the form of paragraph 5.1 above mutatis mutandis on behalf of the relevant TNS Share Owner.

6.	The Mix and Match Facility

6.1

An election under the Mix and Match Facility will only be accepted in respect of a whole number of TNS Shares. The number of TNS Shares in respect of which an election under the Mix and Match Facility is made represents the number of TNS Shares in respect of which the TNS Share Owner wishes to receive either all cash or, as the case may be, all New WPP Shares, as consideration under the TNS Offer.

6.2	The available cash and New WPP Shares will be allocated in accordance with paragraphs 6.3, 6.4 and 6.5 of this Part B among TNS Share Owners who make an election under the Mix and Match Facility.

6.3

Valid elections for New WPP Shares made by TNS Share Owners in excess of their basic entitlements to New WPP Shares under the TNS Offer will be satisfied in full where sufficient New WPP Shares are available as a result of other accepting TNS Share Owners validly making elections for cash in excess of their basic entitlements to such form of consideration, thereby releasing New WPP Shares to which they would otherwise be entitled under the TNS Offer. If the number of New WPP Shares made available as a result of valid elections under the Mix and Match Facility for cash in excess of the basic entitlement thereto is insufficient to satisfy in full all valid elections for New WPP Shares in excess of TNS Share Owners’ basic entitlements thereto, then such elections will be scaled down on a pro rata basis and the balance of the consideration will be satisfied in accordance with the basic terms of the TNS Offer, that is, 173 pence in cash and 0.1889 of a New WPP Share per TNS Share.

6.4

Valid elections for cash made by TNS Share Owners in excess of their basic entitlements to cash under the TNS Offer will be satisfied in full where sufficient cash is available as a result of other accepting TNS Share Owners validly making elections for New WPP Shares in excess of their basic entitlements to such form of consideration thereby releasing cash to which they would otherwise be entitled under the TNS Offer. If the nominal amount of cash made available as a result of valid elections under the Mix and Match Facility for New WPP Shares in excess of the basic entitlement thereto is insufficient to satisfy in full all elections for cash in excess of TNS Share Owners’ basic entitlements to cash, then such excess elections will be scaled down on a pro rata basis and the balance of the consideration will be satisfied in accordance with the basic terms of the TNS Offer, that is, 173 pence in cash and 0.1889 of a New WPP Share per TNS Share.

6.5

To the extent that valid elections under the Mix and Match Facility can be satisfied in accordance with paragraphs 6.3 and 6.4 of this Part B, TNS Share Owners will receive New WPP Shares instead of cash due under the TNS Offer and vice versa on the basis of 483 pence in cash for each New WPP Share. This price has been set using the Closing Price of a WPP Share on 30 July 2008, the latest practicable date prior to the publication of this document.

6.6

The Mix and Match Facility will remain open until at least 3.00 p.m. on the First Closing Date and may be closed then, or on any subsequent closing date, without prior notice. If the TNS Offer has not become or been declared unconditional as to acceptances by such time, WPP may extend the Mix and Match Facility to a later date. If the Mix and Match Facility has been closed, WPP reserves the right to reintroduce a mix and match facility on the same terms as the Mix and Match Facility and subject to the rules of the Code.

6.7	No election under the Mix and Match Facility will be valid unless:

(a)

in respect of TNS Shares held in certificated form, both a valid acceptance of the TNS Offer and a valid election for the Mix and Match Facility, duly completed in all respects and accompanied by all relevant share certificate(s), and/or other document(s) of title (if any); or

(b)

in respect of TNS Shares held in uncertificated form, settlement of a Mix and Match TTE Instruction in relation to those shares in accordance with the procedures set out in paragraph 14.2 of the letter from the chairman of WPP, is/are duly received/occurs by the time and date on which the Mix and Match Facility closes.

6.8

If a TNS Share Owner purports to elect for both additional cash and additional New WPP Shares under the Mix and Match Facility, both purported elections shall be deemed to be void and the relevant Share Owner shall be deemed to have accepted the TNS Offer on its basic terms in respect of all the TNS Shares to which the relevant Form of Acceptance and Election or Mix and Match TTE Instruction relates.

6.9

If a Mix and Match TTE Instruction or any Form of Acceptance and Election which includes an election under the Mix and Match Facility is either received after the time and date upon which the Mix and Match Facility closes or is received before such time and date but is not, and is not deemed to be, valid or complete in all respects at such time and date, such election shall, for all purposes, be void and the TNS Share Owner purporting to make such election shall not, for any purpose, be entitled to receive any variation of consideration under the election but such acceptance (if otherwise valid) shall, subject to the provisions of paragraph 8 of this Part B, be deemed to be an acceptance of the TNS Offer in respect of the number of TNS Shares inserted or deemed to be inserted in Box 1 of the Form of Acceptance and Election or the subject of the Mix and Match TTE Instruction (as the case may be) and the relevant TNS Share Owner will, subject to the TNS Offer becoming unconditional in all respects, be entitled to receive the basic consideration due under the TNS Offer in respect thereof.

6.10

If WPP chooses to leave the Mix and Match Facility open, or to reintroduce or make available a further mix and match facility, for any period or periods after the date upon which the TNS Offer becomes unconditional in all respects, WPP shall be entitled, at its absolute discretion, to treat elections received (or validated or completed) during such period or periods as forming a separate pool or pools for the purposes of determining the nominal amount of cash and New WPP Shares available to meet such elections on whatever basis WPP may determine.

6.11	The Mix and Match Facility is conditional on the TNS Offer becoming or being declared unconditional in all respects. The Mix and Match Facility will lapse if the TNS Offer lapses or expires.

6.12

If you are a US Person, or acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person, you are not eligible to participate in the Mix and Match Facility, unless you satisfy WPP in its sole discretion that the New WPP Shares can be TNS Offered, sold or delivered to you, or for your account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

7.	General

7.1

The TNS Offer is made at 3.00 p.m. on 1 August 2008 to all TNS Share Owners including those to whom this document may not be dispatched and is capable of acceptance thereafter. The TNS Offer is being made by means of this document and an advertisement proposed to be published in the London Gazette on or shortly after 1 August 2008.

7.2	Forms of Acceptance and Election and copies of this document may be collected from the Receiving Agent at The Pavilions, Bridgwater Road, Bristol, BS13 8AE.

7.3

The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Form of Acceptance and Election constitute part of the terms of the TNS Offer. Words and expressions defined in this document have the same meanings when used in the Form of Acceptance and Election, unless the context otherwise requires. The provisions of this paragraph 9 shall be deemed to be incorporated into and form part of the Form of Acceptance and Election.

7.4

The TNS Offer, all acceptances of the TNS Offer and all elections in respect of it and the relevant Form of Acceptance and Election or Electronic Acceptance and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing, shall be governed by and construed in accordance with English law. Execution by or on behalf of a TNS Share Owner of a Form of Acceptance and Election or the making of an Electronic Acceptance by or on behalf of a TNS Share Owner will constitute his irrevocable submission, in relation to all matters arising out of or in connection with the TNS Offer, the Form of Acceptance and Election, the Electronic Acceptance or the legal relationship established by the TNS Offer, to the jurisdiction of the courts of England and his agreement that nothing shall limit the right of WPP to bring any action, suit or proceeding arising out of or in connection with the TNS Offer and/ or the Form of Acceptance and Election and/or the Electronic Acceptance in any other manner permitted by law or in any court of competent jurisdiction.

7.5

If the expiry date of the TNS Offer is extended, a reference in this document and in the Form of Acceptance and Election to the First Closing Date shall, except in Part A of this paragraph 9 and paragraph 1.1 of this Part B and in the definition TNS Offer Period and except where the context otherwise requires, be deemed to refer to the expiry date of the TNS Offer as so extended.

7.6

Any omission to despatch this document, the Form of Acceptance and Election or any other document relating to the TNS Offer or any notice required to be despatched under the terms of the TNS Offer to, or any failure to receive the same by, any person to whom the TNS Offer is, or should be, made shall not invalidate the TNS Offer in any way or create the implication that the TNS Offer has not been made to any such person. Subject to the provisions of paragraph 8 of this Part B, the TNS Offer is made to any TNS Share Owners to whom this document, the Form of Acceptance and Election or any related documents may not be despatched or who may not receive such documents, and such persons may collect copies of those documents from the Receiving Agent at The Pavilions, Bridgwater Road, Bristol, BS13 8AE.

7.7

All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this paragraph 9 or in the Form of Acceptance and Election are given by way of security for the performance of the obligations of the TNS Share Owner concerned and are irrevocable (in respect of powers of attorney in accordance with section 4 of the Powers of Attorney Act 1971) except in the circumstances where the donor of such power of attorney, appointment or authority is entitled to withdraw his acceptance in accordance with paragraph 4 of this Part B and duly does so.

7.8

No acknowledgement of receipt of any Form of Acceptance and Election, Electronic Acceptance, transfer by means of CREST, communication, notice, share certificate(s) and/or document of title will be given by or on behalf of WPP. All communications, notices, certificates, documents of title and remittances to be delivered by, or sent to or from, TNS Share Owners or their designated agent(s) will be delivered or sent at their own risk.

7.9

Without prejudice to any other provision in this Part B of this paragraph 9, WPP reserves the right to treat acceptances of the TNS Offer as valid if received by or on behalf of WPP at any place or places or in any manner determined by WPP otherwise than as stated herein or in the Form of Acceptance and Election.

7.10

In relation to any acceptance of an TNS Offer in respect of a holding of TNS Shares which are in CREST, WPP reserves the right to make such alterations, additions or modifications to the terms of the TNS Offer as may be necessary or desirable to give effect to any purported acceptance of the TNS Offer, whether in order to comply with the facilities or requirements of CREST or otherwise, provided such alteration, addition or modification is consistent with the requirements of the Code or is otherwise made with the consent of the Panel.

7.11

WPP and the Financial Advisers reserve the right to notify any matter (including the making of the TNS Offer) to all or any TNS Share Owners with (i) registered address(es) outside the UK or (ii) whom WPP or the Financial Advisers know to be agents, nominees, trustees or a custodian for such persons by announcement or paid advertisement in any daily newspaper published and circulated in the UK, including in any evening paper circulated in London or in the London Gazette, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such TNS Share Owners to receive such notice, and all references in this document to notice in writing (other than in paragraph 4 of this Part B) shall be construed accordingly.

7.12

To the extent that any TNS Shares are held by a person (other than a person who falls within paragraph 8 of this Part B of this paragraph 9) whose receipt of New WPP Shares pursuant to an acceptance of the TNS Offer would be in contravention of applicable law, such person may request WPP to allot any New WPP Shares to which it would otherwise become entitled to some other person. WPP shall be under no obligation to comply with such a request.

7.13

Execution of a Form of Acceptance and Election or the making of an Electronic Acceptance will constitute an instruction to WPP that, on the TNS Offer becoming or being declared unconditional in all respects, all mandates and other instructions or notices recorded in TNS’s records immediately prior to the TNS Offer becoming so unconditional in all respects in relation to TNS Shares will, unless and until revoked or varied, continue in full force. If a TNS Share Owner holds WPP Shares, the mandates, instructions and notices in force for WPP Shares shall supersede those of TNS Shares.

7.14

All references in this paragraph 9 to any statute or statutory provisions shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date of this document).

7.15	All references in this document to a time of day which do not specify otherwise are to London time.

7.16	For the purposes of this document, the time or receipt of a TTE instruction, an ESA instruction or an Electronic Acceptance shall be the time at which the relevant instruction settles in CREST.

7.17

Neither WPP, any subsidiary of WPP, any of the Financial Advisers, nor any agent, employee or director of any of the foregoing, nor any person acting on behalf of them, shall have any liability to any person for any loss or alleged loss arising from any decision as to the treatment of acceptances of the TNS Offer or otherwise in connection therewith.

7.18

Except with the consent of the Panel, settlement of the consideration to which any TNS Share Owner is entitled under the TNS Offer will be implemented in full in accordance with the terms of the TNS Offer without regard to any lien, right of set-off, counterclaim or other analogous rights to which WPP may otherwise be, or claim to be, entitled as against the TNS Share Owner and will be effected in the manner described in the letter from the chairman of WPP.

7.19	If the TNS Offer does not become unconditional in all respects or lapses or is withdrawn for any reason:

(a)	it will not be capable of further acceptance;

(b)	accepting TNS Share Owners and WPP will not be bound by any Form of Acceptance and Election or Electronic Acceptance submitted before the time the TNS Offer lapses;

(c)

in the case of TNS Shares in certificated form, Forms of Acceptance and Election, share certificates and documents of title will be returned by post (or by such other method as the Panel may approve) within 14 days of the TNS Offer lapsing or being withdrawn, at the risk of the TNS Share Owner concerned, to the person or agent whose name and address is set out next to Box 1 of the Form of Acceptance and Election or, otherwise, to the first-named holder at his registered address; and

(d)

in the case of TNS Shares in certificated form, the Receiving Agent will, immediately after the lapsing of the TNS Offer (or within such longer period as the Panel may permit, not exceeding 14 days after the TNS Offer lapsing), give instructions to Euroclear to transfer all TNS Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the TNS Offer to the original available balances of TNS Share Owners concerned.

8.	Overseas Share Owners

8.1

The availability of the TNS Offer (including, for the avoidance of doubt, the Mix and Match Facility) to persons who are not residents in and citizens of the United Kingdom may be affected by the laws of the relevant jurisdiction in which they are located. Persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable legal or regulatory requirements of their jurisdictions. No person receiving a copy of this document and/or a Form of Acceptance and Election and/or a Prospectus Equivalent Document in any jurisdiction other than the United Kingdom may treat the same as constituting an invitation or TNS Offer to him, nor should he in any event use such Form of Acceptance and Election if, in the relevant jurisdiction such invitation or TNS Offer cannot lawfully be made to him or such Form of Acceptance and Election cannot lawfully be used without contravention of any relevant or other legal requirements. In such circumstances, this document and/or the Form of Acceptance and Election and/or the Prospectus Equivalent Document are sent for information only. It is the responsibility of any such person wishing to accept the TNS Offer to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the TNS Offer, including the obtaining of any governmental, exchange control or other consents which may be required, or compliance with any other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or requisite payments due in such jurisdiction. Any such person will be responsible for the payment of any such issue, transfer or other taxes and other requisite payments due in such jurisdiction by whomsoever payable and WPP and any person acting on its behalf shall be entitled to be fully indemnified and held harmless by such person for any such issue, transfer or other taxes or other requisite payments as WPP or any person acting on its behalf may be required to pay. If you are an Overseas Share Owner and you are in doubt about your position, you should consult a professional adviser in the relevant jurisdiction.

8.2

In particular, unless otherwise determined by WPP, the TNS Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. Accordingly, copies of this document, the Form of Acceptance and Election, the Prospectus Equivalent Document and any related TNS Offering documents are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in or into Australia, Canada or Japan or any such other jurisdiction.

Persons receiving such documents (including, without limitation, agents, nominees, custodians and trustees) must not forward, distribute, send or mail them in or into Australia, Canada or Japan for any purpose, directly or indirectly, in connection with the TNS Offer, and so doing may invalidate any purported acceptance of the TNS Offer (including any purported election under the TNS Offer).

Envelopes containing Forms of Acceptance and Election, evidence of title or other documents in respect of the TNS Offer should not be postmarked in Australia, Canada or Japan or otherwise despatched from those jurisdictions and all acceptors must provide addresses outside Australia, Canada or Japan for the remittance of cash, the receipt of the certificates for the New WPP Shares or for the return of Forms of Acceptance and Election, share certificates, remittances of cash and/or other documents of title.

The attention of US Persons, and persons acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of US Persons, is drawn to paragraph 8.8 of this Part B of this Appendix, to paragraphs (m), (n) and (o) of Part C of this paragraph 9 and to paragraph (n) of Part D of this paragraph 9.

8.3	A TNS Share Owner may be deemed not to have validly accepted the TNS Offer (or, where the context requires, not to have validly elected for the Mix and Match Facility) if:

(a)	he puts “No” in Box 5 of the Form of Acceptance and Election and thereby he does not give the representations and warranties set out in paragraph (b) of Part C of this paragraph 9;

(b)

he completes Box 4 of the Form of Acceptance and Election with an address in Australia, Canada or Japan or any other jurisdiction in which the extension or acceptance of the TNS Offer would constitute a violation of relevant laws or requires registration thereof or has a registered address in Australia, Canada or Japan or such other jurisdiction and in either case he does not insert in Box 6 of the Form of Acceptance and Election the name and address of a person or agent outside Australia, Canada or Japan or such other jurisdiction to whom he wishes the consideration to which he is entitled under the TNS Offer and/or any documents to be sent;

(c)

he inserts in Box 6 of the Form of Acceptance and Election the name and address of a person or agent in Australia, Canada or Japan or any other jurisdiction in which the extension or acceptance of the TNS Offer would constitute a violation of relevant laws or requires registration thereof to whom he wishes the consideration to which he is entitled under the TNS Offer and/or any documents to be sent;

(d)

the Form of Acceptance and Election received from him is received in an envelope postmarked in, or which otherwise appears to WPP or its agents to have been sent from, Australia, Canada or Japan or any other jurisdiction in which the extension or acceptance of the TNS Offer would constitute a violation of relevant laws or requires registration thereof; or

(e)	he makes a Restricted Escrow Transfer pursuant to paragraph 8.7 below unless he also makes a Related ESA instruction which is accepted by the Escrow Agent.

WPP reserves the right, in its sole discretion, to investigate, in relation to any acceptance, whether the representations and warranties set out in paragraph (b) of Part C of this paragraph 9 or paragraph (b) of Part D of this paragraph 9 could have been truthfully given by the relevant TNS Share Owner and, if such investigation is made and, as a result, WPP cannot satisfy itself that such representations and warranties were true and correct, such acceptance shall not be valid.

Any acceptance of the TNS Offer by a TNS Share Owner who is unable to give the representations and warranties set out in paragraph (b) of Part C of this paragraph 9 or paragraph (b) of Part D of this paragraph 9 may not be treated as valid by WPP and may be disregarded.

8.4	If any person (including, without limitation, any agents, nominees, custodians and trustees), despite the restrictions referred to above in this paragraph 8 of this Part B, whether pursuant to a contractual or legal obligation or otherwise, forwards this document, the Form of Acceptance and Election, the Prospectus Equivalent Document or any related TNS Offer documents, in or into Australia, Canada or Japan or any other jurisdiction in which the extension or acceptance of the TNS Offer would constitute a violation of relevant laws or requires regulations thereof, such person should:

(a)	inform the recipient of such fact;

(b)	explain to the recipient that such action will invalidate any purported acceptance or election by the recipient; and

(c)	draw the attention of the recipient to this paragraph 8.

8.5

If any written notice from a TNS Share Owner withdrawing his acceptance in accordance with paragraph 4 of this Part B is received in an envelope postmarked in, or which otherwise appears to WPP or its agents to have been sent from, Australia, Canada or Japan, WPP reserves the right, in its absolute discretion, to treat such notice as invalid.

8.6

The New WPP Shares, which form part of the consideration under the TNS Offer, have not been, and will not be, registered under the securities laws of Australia, Canada or Japan, and no regulatory clearance in respect of the New WPP Shares has been, or will be, applied for in any jurisdiction other than the United Kingdom. Accordingly, the New WPP Shares may not be TNS Offered, sold or delivered, directly or indirectly, in or into Australia, Canada or Japan or to, or for the account or benefit of, any resident of Australia, Canada or Japan except pursuant to an applicable exemption from, or in a transaction not subject to, applicable securities laws of those jurisdictions.

8.7

If a TNS Share Owner holding TNS Shares in uncertificated form is unable to give the representations and warranties set out in paragraph (b) of Part D of this paragraph 9 but nevertheless can provide evidence satisfactory to WPP that he is able to accept the TNS Offer in compliance with all relevant legal and regulatory requirements, he may only purport to accept the TNS Offer by sending (or, if a CREST personal member, procuring that his CREST sponsor sends) both (i) a valid TTE instruction to a designated escrow balance detailed below (a Restricted Escrow Transfer) and (ii) one or more valid ESA instructions (a Restricted ESA instruction). Such purported acceptance will not be treated as a valid acceptance unless both the Restricted Escrow Transfer and the Restricted ESA instruction(s) settle in CREST and WPP decides, in its absolute discretion, to exercise its right described in paragraph 8.9 of this Part B to waive, vary or modify the terms of the TNS Offer relating to Overseas Share Owners, to the extent required to permit such acceptance to be made, in each case during the period during which the TNS Offer remains open for acceptance. If WPP accordingly decides to permit such acceptance to be made, the Escrow Agent will on behalf of WPP accept the purported acceptance as an Electronic Acceptance on the terms of this document (as so waived, varied or modified) by transmitting in CREST a receiving agent accept (AEAN) message. Otherwise, the Escrow Agent will on behalf of WPP reject the purported acceptance by transmitting in CREST a receiving agent reject (AEAD) message.

Each Restricted Escrow Transfer must, in order for it to be valid and settle, include the following details:

(a)	the ISIN number for TNS Shares. This is GB0001915395;

(b)	the number of TNS Shares in uncertificated form in respect of which the TNS Offer is to be accepted;

(c)	the Member Account ID of the accepting TNS Share Owner, together with his Participant ID;

(d)	the Escrow Agent’s Participant ID (this is 3RA40) and the Member Account ID of the Escrow Agent specific to a Restricted Escrow Transfer (this is RESTRICT); and

(e)	the intended settlement date.

Each Restricted ESA instruction must, in order for it to be valid and settle, include the following details:

(i)	the ISIN number for the TNS Shares. This is GB0001915395;

(ii)	the number of TNS Shares in uncertificated form relevant to that Restricted ESA Instruction;

(iii)	the Member Account ID of the accepting TNS Share Owner, together with his Participant ID;

(iv)	the Escrow Agent’s Participant ID (3RA40) and the Member Account ID of the Escrow Agent set out in the Restricted Escrow Transfer (RESTRICT);

(v)	the Escrow Agent’s Participant ID (3RA40), and the Escrow Agent’s Member Account ID relevant to the form of consideration required in respect of the TNS Offer. This is TAYWPP01 for the Basic TNS Offer, TAYWPP02 for additional New WPP Shares under the Mix and Match Facility and TAYWPP03 for additional cash under the Mix and Match Facility;

(vi)	the transaction reference number of the Restricted Escrow Transfer to which the Restricted ESA Instruction relates (to be inserted at the beginning of the shared note field);

(vii)	the intended settlement date;

(viii)	the corporate action number for the TNS Offer allocated by Euroclear; and

(ix)	input with standard delivery instruction priority of 80.

8.8	US Persons

(a)

TNS Share Owners that have a registered address in the United States and beneficial owners of TNS Shares that are natural persons resident in, or that are legal persons organised under the laws of, the United States (in each case, US Persons), may, subject to the following provisions of this paragraph 8.8, participate in the TNS Offer.

(b)

The New WPP Shares, which form part of the consideration under the TNS Offer, have not been, and will not be, registered under the US Securities Act or under the securities laws of any state, district or other jurisdiction of the United States. Accordingly, this document does not constitute an TNS Offer for, or an invitation to apply for, or an TNS Offer or invitation to purchase or subscribe for, any New WPP Shares to any US Person or to any person acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person. Copies of the Prospectus Equivalent Document are not being, and must not be, directly or indirectly, mailed or otherwise distributed or sent in or into the United States including to any US Person or to any person who is acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for a US Person. Persons receiving the Prospectus Equivalent Document (including persons acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person) must not forward, distribute, send or mail it in or into the United States and so doing may invalidate any purported acceptance of the TNS Offer (including any purported election under the TNS Offer).

(c)

A US Person, or a person acting on a non-discretionary basis (as agent, nominee custodian, trustee or otherwise) for or on behalf of a US Person, who validly accepts the TNS Offer, will receive, in lieu of the New WPP Shares to which he would otherwise be entitled under the terms of the TNS Offer, the net cash proceeds of the sale of such shares, unless WPP is satisfied in its sole discretion that the New WPP Shares can be TNS Offered, sold or delivered to that person, or for his account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

(d)	If:

(i)	a TNS Share Owner writes “Yes” in Box 5A of the Form of Acceptance and Election (thereby representing and warranting that he is either (A) a US Person or (B) acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person);

(ii)	a TNS Share Owner completes Box 4 of the Form of Acceptance and Election with an address in the United States or has a registered address in the United States;

(iii)

a TNS Share Owner inserts in Box 6 of the Form of Acceptance and Election the name and address of a person or agent in the United States to whom he wishes the consideration to which he is entitled under the TNS Offer and/or any documents to be sent;

(iv)	the Form of Acceptance and Election of a TNS Share Owner is received in an envelope postmarked in, or which otherwise appears to WPP or its agents to have been sent from, the United States; or

(v)	a TNS Share Owner makes an Escrow Transfer in accordance with the procedure described in paragraph 14.2(c) of Part 1 of this document;

that TNS Share Owner will be deemed to have irrevocably authorised WPP and Merrill Lynch to arrange for the sale of the New WPP Shares to which such US Person would otherwise be entitled pursuant to the TNS Offer and to remit the cash proceeds, in pounds sterling, of such sale, net of expenses, to such US Person instead, unless, in the case of sub-paragraphs (i) to (iv) above, WPP, in its sole discretion, is satisfied that the New WPP Shares can be TNS Offered, sold or delivered to that TNS Share Owner, or for his account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

(e)

Neither WPP nor Merrill Lynch will have any obligations whatsoever (subject to the duty of “best execution” under the FSA Conduct of Business rules, to the extent applicable) in relation to the timing of such sales referred to in paragraph 8.8(d) or the price obtained and such sales may be made individually or together with other New WPP Shares to which such provisions apply. US Persons should be aware that the sale of such New WPP Shares has not been underwritten and the net cash proceeds to be received as a result thereof is uncertain. None of WPP or Merrill Lynch or any of their respective directors, affiliates, associates or agents shall have any liability to US Persons to achieve a particular price per New WPP Share. The net cash proceeds, in pounds sterling, of such sales will be distributed pro rata to each US Person, or person acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person, entitled thereto.

(f)

In connection with any sale of New WPP Shares to which US Persons may otherwise be entitled pursuant to the TNS Offer, amounts will be retained in respect of expenses (including as applicable and without limitation any brokerage fees and commissions, wire transfer fees, stamp duty or other miscellaneous fees and expenses, together with any applicable value added tax payable thereon) incurred by WPP or Merrill Lynch or any of their respective directors, affiliates, associates or agents acting on behalf of the relevant US Person, or person acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person, in connection with such sale.

(g)

Any US Person, or any person acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person, who accepts the TNS Offer will not be able to make an election under the Mix and Match Facility, unless WPP is satisfied in its sole discretion that the New WPP Shares can be TNS Offered, sold or delivered in or into the United States to, or for the account or benefit of, such person pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act.

8.9

The provisions of this paragraph 8 and any other terms of the TNS Offer relating to Overseas Share Owners may be waived, varied or modified as regards specific TNS Share Owners or on a general basis by WPP in its absolute discretion.

WPP reserves the right to treat any acceptance of the TNS Offer as invalid if it is made or purported to be made by the persons to whom this paragraph 8 applies where such acceptance or election(s) would, in the opinion of WPP, constitute a breach of the laws of the relevant jurisdiction. In particular, without limitation, WPP reserves the right to arrange for the sale of New WPP Shares to which any Overseas Share Owner may otherwise be entitled pursuant to the TNS Offer or Part 28 of the Companies Act 2006 and to remit the cash proceeds, in pounds sterling, of such sale, net of expenses incurred by WPP or Merrill Lynch or any of their respective directors, affiliates, associates or agents acting on behalf of the relevant Overseas Share Owners in connection with such sale (including as applicable and without limitation, any brokerage fees and commissions, wire transfer fees, stamp duty or other miscellaneous fees and expenses, together with any applicable value added tax payable thereon), to such Overseas Share Owner instead. Neither WPP nor Merrill Lynch will have any obligations whatsoever (subject to the duty of “best execution” under the FSA Conduct of Business rules, to the extent applicable) in relation to the timing of such sales or the price obtained and such sales may be made individually or together with other shares to which such provisions apply. Such sales have not been, and will not be, underwritten and the net cash proceeds to be received as a result thereof is uncertain. Any signed Form of Acceptance and Election received or any Electronic Acceptance made shall constitute:

(a)

the irrevocable instruction to WPP and/or Merrill Lynch and/or any director of WPP and/ or any director of Merrill Lynch and/or their respective agents to arrange for the sale of New WPP Shares to which such Overseas Share Owner would otherwise be entitled to pursuant to the TNS Offer and to remit the cash proceeds, in pounds sterling, of such sale, net of expenses, to such Overseas Share Owner instead, as described in this paragraph 8.9; and

(b)

the irrevocable appointment of WPP and/or Merrill Lynch and/or any director of WPP and/or director of Merrill Lynch and/or any of their respective agents to effect such sale as such Overseas Share Owner’s agent, with full power (including powers of delegation) to do all such things as may be necessary for or ancillary to such purpose.

WPP also reserves the right to permit the TNS Offer to be accepted by, and to issue or deliver any share certificates and/or documents of title to, an Overseas Share Owner (otherwise unable to accept the TNS Offer in accordance with the above) in circumstances in which WPP is satisfied that acceptance by such share owner and the issue or delivery of any documents of title to such share owner will not constitute a breach of any securities or other relevant legislation or impose obligations on WPP not contemplated by the TNS Offer (and, in any such case, WPP may impose reasonable additional requirements and restrictions on such acceptance and the share certificates and/or the documents of title issued).

Subject thereto, the provisions of this paragraph 8 supersede any terms of the TNS Offer inconsistent therewith.

References in this paragraph 8 to a TNS Share Owner include references to the person or persons executing a Form of Acceptance and Election or making an Electronic Acceptance and, in the event of more than one person executing the Form of Acceptance and Election or making an Electronic Acceptance, the provisions of this paragraph 8 shall apply to them jointly and severally.

Part C - Form of Acceptance and Election

This Part C only applies to TNS Shares in certificated form. If you hold all your TNS Shares in uncertificated form you should ignore this Part C and instead read Part D.

Without prejudice to the terms of the Form of Acceptance and Election and the provisions of Parts A and B of this paragraph 9, each TNS Share Owner who executes and lodges, or who has executed and has had lodged on his behalf, a Form of Acceptance and Election undertakes, represents, warrants and agrees to and with WPP, the Financial Advisers and the Receiving Agent (and so as to bind himself, his heirs, successors and assigns) to the following effect:

(a)	that the execution of the Form of Acceptance and Election, whether or not any Boxes are completed, shall constitute:

(i)	an acceptance of the TNS Offer in respect of the number of TNS Shares in certificated form inserted or deemed to be inserted in Box 1 of the Form of Acceptance and Election, as the case may be;

(ii)

if Box 2A or Box 2B is completed, an election under the Mix and Match Facility to receive, subject to availability as a result of offsetting elections, in the case of Box 2A, additional New WPP Shares instead of cash to which he would otherwise have been entitled under the basic terms of the TNS Offer, or, in the case of Box 2B, additional cash instead of the New WPP Shares to which he would otherwise have been entitled under the basic terms of the TNS Offer, in each case in respect of the number of TNS Shares in certificated form inserted, or deemed to be inserted, in Box 2A or Box 2B of the Form of Acceptance and Election as the case may be; and

(iii)

an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with his acceptance of the TNS Offer and/or to perfect any of the authorities expressed to be given under this Part C, in each case on and subject to the terms and conditions set out in this document and in the Form of Acceptance and Election and that, subject only to the rights of withdrawal set out in paragraph 4 of Part B of this paragraph 9, each such acceptance, election and undertaking shall be irrevocable. If Box 1 is left blank or a number greater than such TNS Share Owner’s registered holding appears in Box 1 or the Form of Acceptance and Election is otherwise completed incorrectly, but the Form of Acceptance and Election is signed, it will be deemed to be an acceptance by such TNS Share Owner of the basic terms of the TNS Offer in respect of the total number of TNS Shares registered in his name; and if Box 2A or Box 2B is completed but Box 1 is not, there shall be deemed to be an acceptance of the TNS Offer with an election under the Mix and Match Facility in respect of the number of TNS Shares inserted in Box 2A or Box 2B as the case may be and an acceptance of the basic terms of the TNS Offer in respect of the remaining (if any) TNS Shares comprised in the acceptance;

(b)	that, unless he has written “No” in Box 5 of the Form of Acceptance and Election:

(i)

he has not received or sent copies or originals of this document, the Form of Acceptance and Election or any related TNS Offering document (including the Prospectus Equivalent Document) in or into Australia, Canada or Japan or any other jurisdiction where any such actions may constitute (or result in the TNS Offer constituting) a breach of any legal or regulatory requirements;

(ii)

he is accepting the TNS Offer from outside Australia, Canada and Japan and any other jurisdiction where any such actions may constitute (or result in the TNS Offer constituting) a breach of any legal or regulatory requirements and was outside such jurisdictions when the Form of Acceptance and Election was delivered;

(iii)

he is not acting on a non-discretionary basis (as agent, nominee, cutodian, trustee or otherwise) for or on behalf of a principal unless such principal has given any instructions with respect to the TNS Offer from outside Australia, Canada or Japan or any other jurisdiction in which the TNS Offer may constitute a breach of any legal or regulatory requirements or require registration thereof; and

(iv)

he has, if such TNS Share Owner is an Overseas Share Owner, observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in WPP or any other person acting in breach of any legal or regulatory requirements of any such jurisdiction in connection with the TNS Offer or his acceptance thereof;

(c)	that he appoints WPP and the Financial Advisers and their respective directors as his agent and/ or attorney (subject to the TNS Offer becoming unconditional in all respects and his not having validly withdrawn his acceptance) with an irrevocable instruction and authorisation:

(i)

to complete and execute any form of transfer and/or renunciation and/or other document in relation to the TNS Shares referred to in paragraph (a)(i) of this Part C and in respect of which the accepting TNS Share Owner has not validly withdrawn the acceptance in accordance with paragraph 4 of Part B of this paragraph 9 in favour of WPP or as it may direct;

(ii)

to deliver any form of transfer and/or renunciation and/or other document with any certificate or other document of title for registration within six months of the TNS Offer becoming unconditional in all respects; and

(iii)

to take any other action and do all such other acts and things as the agent and/or attorney may think necessary or expedient in connection with his acceptance of the TNS Offer including, if relevant, the Mix and Match Facility and to vest in WPP (or as it may direct) the TNS Shares referred to in paragraph (a)(i) of this Part C;

(d)	that the execution of the Form of Acceptance and Election and its delivery to the Receiving Agent constitutes (subject to the TNS Offer becoming unconditional in all respects and to the accepting TNS Share Owners not having validly withdrawn his acceptance), a separate and irrevocable authority and request:

(i)

to TNS or its agents to procure the registration of the transfer of those TNS Shares referred to in paragraph (a)(i) of this Part C and the delivery of the share certificate(s) and other document(s) of title in respect of the TNS Shares to WPP or as it may direct;

(ii)

subject to the provisions in paragraph 8 of Part B of this paragraph 9, to WPP or its agents to procure the despatch by post (or by such other method as may be approved by the Panel) of any cash consideration and/or any documents of title in respect of any New WPP Shares to which he is entitled under the TNS Offer at his risk to the person or agent whose name and address (outside Australia, Canada or Japan or any other jurisdiction in which the extension or acceptance of TNS Offer would constitute a violation of relevant laws or require registration thereof) is set out in Box 6 of the Form of Acceptance and Election or, if no person or agent’s name and address (outside Australia, Canada or Japan or any such other jurisdiction) is set out, to the first-named holder at his registered address (outside Australia, Canada or Japan or any such other jurisdiction); and

(iii)

subject to the provisions of paragraph 8 of Part B of this paragraph 9, to WPP or its agent to procure that his name is entered on the register of WPP in respect of any New WPP Shares to which he is entitled under the TNS Offer;

(e)

that he gives authority to any director of, or person authorised by, WPP or the Financial Advisers within the terms of paragraph 5 of Part B of this paragraph 9 subject to the TNS Offer becoming unconditional in all respects and to the TNS Share Owner not having validly withdrawn his acceptance;

(f)

that, subject to the TNS Offer becoming unconditional in all respects and him not having validly withdrawn his acceptance (or if the TNS Offer would become or be declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel gives its consent) and pending registration in the name of WPP or as it may direct, he:

(i)

authorises WPP to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general or separate class meeting of TNS) attaching to the TNS Shares in respect of which the TNS Offer has been accepted or is deemed to have been accepted;

(ii)	authorises TNS and/or its agents to send any notice, circular, warrant or other document or communication which may be required to be sent to him as a member of TNS to WPP at its registered office;

(iii)

authorises any director of, or person authorised by, WPP to sign any document and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the TNS Shares held by him (including, without limitation, signing any consent to short notice of a general or separate class meeting as his agent and/or attorney and on his behalf and executing a form of proxy appointing any person nominated by WPP to attend general and separate class meetings of TNS and attending any such meeting (and any adjournment thereof) and exercising on his behalf, the votes attaching to the TNS Shares in respect of which the TNS Offer has been accepted or deemed to have been accepted, such votes to be cast so far as possible to satisfy any outstanding condition of the TNS Offer); and

(iv)	agrees not to exercise any such rights without the consent of WPP and irrevocably undertakes not to appoint a proxy for or to attend such general or separate class meetings of TNS.

The authorities referred to in this paragraph (f) will cease to be valid if the acceptance is withdrawn in accordance with paragraph 4 of Part B of this paragraph 9;

(g)

that he will deliver to, or procure the delivery to, the Receiving Agent of his certificate(s) or other document(s) of title in respect of the TNS Shares in respect of which the TNS Offer has been accepted or is deemed to have been accepted and not validly withdrawn, or an indemnity acceptable to WPP, as soon as possible and in any event within six months of the TNS Offer becoming unconditional in all respects;

(h)

that he will ratify everything which may be done or effected by any director of, or person authorised by, WPP or the Financial Advisers in the proper exercise of any of the powers and/ or authorities under this Part C;

(i)

that, if any provision of Part B of this paragraph 9 or this Part C shall be unenforceable or invalid or shall not operate so as to afford WPP and the Financial Advisers or any of their respective directors or persons authorised by them, the benefit of the authorities and powers of attorney expressed to be given therein, he shall, with all practicable speed, do everything that may be required or desirable to enable WPP and the Financial Advisers and any of their respective directors or persons authorised by them to secure the full benefit of such authorities and powers of attorney;

(j)	that the terms and conditions of the TNS Offer are deemed to be incorporated in, and form part of, the Form of Acceptance and Election;

(k)

that he has the right to dispose of the TNS Shares comprised in the acceptance and that the TNS Shares will be acquired by WPP fully paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights or interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made, on or after the date of the TNS Offer Announcement;

(l)

that, on execution, the Form of Acceptance and Election takes effect as a deed and that the execution of the Form of Acceptance and Election constitutes his submission to the jurisdiction of the courts of England in relation to all matters arising in connection with the TNS Offer and the Form of Acceptance and Election;

(m)	that, unless he has written “Yes” in Box 5A of the Form of Acceptance and Election, he is not:

(i)	a US Person; or

(ii)	acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person;

(n)

that, if any of the matters set out in sub-paragraphs (i) to (v) of paragraph 8.8(d) of Part B of this paragraph 9 occur or otherwise exist in relation to himself, such acceptance will be treated in accordance with paragraph (o) of this Part C, unless, in the case of a subparagraphs (i) to (iv) only of paragraph 8.8(d) of Part B of this paragraph 9, WPP is satisfied, in its sole discretion, that the New WPP Shares can be TNS Offered, sold or delivered to him, or for his account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act; and

(o)	in the case of TNS Share Owners whose acceptance is to be treated in accordance with this paragraph (o) by virtue of the operation of paragraph (n), notwithstanding any other provision in this Part C, that the execution of the Form of Acceptance and Election shall constitute:

(i)

the irrevocable authorisation to WPP and/or Merrill Lynch and/or any director of WPP and/or any director of Merrill Lynch and/or their respective agents to arrange for the sale of New WPP Shares to which such TNS Share Owner would otherwise be entitled to pursuant to the TNS Offer and to remit the cash proceeds, in pounds sterling, of such sale, net of expenses, to such TNS Share Owner instead, as described in paragraph 8.8 of Part B of this paragraph 9; and

(ii)

the irrevocable appointment of WPP and/or Merrill Lynch and/or any director of WPP and/or director of Merrill Lynch and/or any of their respective agents to effect such sale as such TNS Share Owner’s agent, with full power (including powers of delegation) to do all such things as may be necessary for or ancillary to such purpose.

A reference in this Part C to a TNS Share Owner includes a reference to the person or persons executing the Form of Acceptance and Election and in the event of more than one person executing a Form of Acceptance and Election the provisions of this Part C shall apply to them jointly and to each of them.

Part D - Electronic Acceptances

This Part D only applies to TNS Shares in uncertificated form. If you hold all your TNS shares in certificated form you should ignore this Part D and instead read Part C.

Without prejudice to the provisions of Parts A and B of this paragraph 9, each TNS Share Owner by whom, or on whose behalf, an Electronic Acceptance is made represents, warrants and agrees to and with WPP, the Financial Advisers and the Receiving Agent (and so as to bind himself, his heirs, successors and assigns) to the following effect:

(a)	that the Electronic Acceptance shall constitute:

(i)	an acceptance of the TNS Offer in respect of the number of TNS Shares in uncertificated form to which a Basic TNS Offer TTE Instruction or Mix and Match TTE Instruction (as the case may be) relates;

(ii)

an election under the Mix and Match Facility to receive, subject to availability as a result of offsetting elections, additional New WPP Shares instead of cash, or additional cash instead of New WPP Shares, in each case to which he would otherwise be entitled under the basic terms of the TNS Offer, in respect of the number of TNS Shares in uncertificated form to which a Mix and Match TTE Instruction relates; and

(iii)

an undertaking to execute any further documents, take any further action and give any further assurances which may be required in connection with his acceptance of the TNS Offer and/or to perfect any of the authorities expressed to be given under this Part D, in each case, on and subject to the terms and conditions set out in this document and that, subject only to the rights of withdrawal set out in paragraph 4 of Part B of this paragraph 9, each such acceptance, election and undertaking shall be irrevocable;

(b)	that, unless he sends a Restricted Escrow Transfer and a Restricted ESA instruction (each as defined in paragraph 8.7 of Part B above) which is accepted by a receiving agent accept (AEAN) message pursuant to paragraph 8.7 of Part B of this paragraph 9, such TNS Share Owner:

(i)

he has not received or sent copies or originals of this document or any related TNS Offering document (including the Prospectus Equivalent Document) in or into Australia, Canada or Japan or any other jurisdiction where any such actions may constitute (or result in the TNS Offer constituting) a breach of any legal or regulatory requirements;

(ii)

he is accepting the TNS Offer from outside Australia, Canada and Japan and any other jurisdiction where any such actions may constitute (or result in the TNS Offer constituting) a breach of any legal or regulatory requirements and was outside such jurisdiction at the time of the input and settlement of the relevant TTE instruction(s);

(iii)

he is not acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a principal unless such principal has given any instructions with respect to the TNS Offer from outside Australia, Canada or Japan or any other jurisdiction in which the TNS Offer may constitute a breach of any legal or regulatory requirements or require registration thereof; and

(iv)

he has, if such TNS Share Owner is an Overseas Share Owner, observed the laws of the relevant jurisdiction, obtained all requisite governmental, exchange control and other required consents, complied with all other necessary formalities and paid any issue, transfer or other taxes or other requisite payments due in any such jurisdiction in connection with such acceptance and has not taken or omitted to take any action that will or may result in WPP or any other person acting in breach of any legal or regulatory requirements of any such jurisdiction in connection with the TNS Offer or his acceptance thereof;

(c)	that the Electronic Acceptance constitutes the irrevocable appointment of the Escrow Agent as such TNS Share Owner’s agent and/or attorney and an irrevocable instruction and authority to the Escrow Agent:

(i)

subject to the TNS Offer becoming unconditional in all respects and to the relevant TNS Share Owner not having validly withdrawn his acceptance, to transfer to itself (or to such other person or persons as WPP or its agents may direct) by means of CREST all or any of the TNS Shares in uncertificated form to which such Electronic Acceptance relates (but not exceeding the number of TNS Shares in uncertificated form in respect of which the TNS Offer is accepted or deemed to be accepted); and

(ii)

if the TNS Offer does not become unconditional in all respects, to give instructions to Euroclear, immediately after the lapsing of the TNS Offer (or within such longer period as the Panel may permit, not exceeding 14 days following the lapsing of the TNS Offer), to transfer all such TNS Shares to the original available balance of the accepting TNS Share Owner;

(d)	that the Electronic Acceptance constitutes (subject to the TNS Offer becoming unconditional in all respects and to the accepting TNS Share Owner not having validly withdrawn his acceptance) a separate irrevocable authority and request:

(i)

to WPP or its agents to procure the making of a CREST payment obligation in favour of the TNS Share Owner’s payment bank in accordance with the CREST payment arrangements in respect of any cash consideration to which such TNS Share Owner is entitled pursuant to his acceptance of the TNS Offer, provided that:

(A)	WPP may (if, for any reason, it wishes to do so) determine that all or any part of such cash consideration shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel); and

(B)	if the TNS Share Owner concerned is a CREST member whose registered address is in Australia, Canada or Japan or any other jurisdiction in which the TNS Offer would constitute a violation of relevant laws or require registration thereof, any cash consideration to which such TNS Share Owner is entitled (following a determination that payment of such consideration would not constitute a breach of any securities or other legislation of such jurisdiction) shall be paid by cheque despatched by post (or by such other method as may be approved by the Panel);

(ii)

to WPP or its agents to issue any New WPP Shares to which such Share Owner is entitled provided that WPP may determine that all or any of the New WPP Shares shall be issued in certificated form and all such share certificates shall be despatched by post (or by such other method as may be approved by the Panel) at the risk of such TNS Share Owner to the first-named holder at an address outside Australia, Canada or Japan stipulated by such holder or as otherwise determined by WPP; and

(iii)	subject to the provisions of paragraph 8 of Part B of this paragraph 9, to WPP or its agents to procure that his name is entered on the appropriate register of WPP in respect of the New WPP Shares;

(e)

that he gives authority to any director of, or person authorised by, WPP or the Financial Advisers within the terms of paragraph 5 of Part B of this paragraph 9 subject to the TNS Offer becoming unconditional in all respects in accordance with its terms and to the TNS Share Owner not having validly withdrawn his acceptance;

(f)	that, subject to the TNS Offer becoming unconditional in all respects and his not having validly withdrawn his acceptance (or if the TNS Offer would become or be declared unconditional in all respects or lapse immediately upon the outcome of the resolution in question or if the Panel otherwise gives its consent) and pending registration in the name of WPP or as it may direct, he:

(i)

authorises WPP to direct the exercise of any votes and any other rights and privileges (including the right to requisition the convening of a general or separate class meeting of TNS) attaching to the TNS Shares in respect of which the TNS Offer has been accepted or is deemed to have been accepted;

(ii)	authorises TNS and/or its agents to send any notice, circular, warrant or other document or communication which may be required to be sent to him as a member of TNS to WPP at its registered office;

(iii)

authorises any director of, or person authorised by, WPP to sign any document and do such things as may in the opinion of such person seem necessary or desirable in connection with the exercise of any votes or other rights or privileges attaching to the TNS Shares held by him (including, without limitation, signing any consent to short notice of a general or separate class meeting as his agent and/or attorney and on his behalf and executing a form of proxy appointing any person nominated by WPP to attend general and separate class meetings of TNS and attending any such meeting (and any adjournment thereof) and exercising on his behalf, the votes attaching to the TNS Shares in respect of which the TNS Offer has been accepted or deemed to have been accepted, such votes to be cast so far as possible to satisfy any outstanding condition of the TNS Offer); and

(iv)	agrees not to exercise any such rights without the consent of WPP and irrevocably undertakes not to appoint a proxy for or to attend such general or separate class meetings of TNS.

The authorities referred to in this paragraph (f) will cease to be valid if the acceptance is withdrawn in accordance with paragraph 4 of Part B of this paragraph 9;

(g)

that if, for any reason, any TNS Shares in respect of which a transfer to escrow instruction has been effected in accordance with paragraph 14.2 of the letter from the chairman of WPP contained in Part 1 of this document are converted to certificated form, he will (without prejudice to paragraph (d)(i) of this Part D of this paragraph 9) immediately deliver or procure the immediate delivery of the share certificate(s) or other document(s) of title in respect of all such TNS Shares so converted to the Receiving Agent at the address and in the manner referred to in paragraph 4.2 of Part B of this paragraph 9 or to WPP at its registered office or as WPP or its agents may direct and he shall be deemed upon conversion to undertake, represent, warrant and agree in the terms set out in Part C of this paragraph 9 in relation to such TNS Shares without prejudice to the application (to the extent deemed appropriate by WPP) of this Part D of this paragraph 9;

(h)

that the creation of a CREST payment obligation in favour of his payment bank in accordance with the CREST payment arrangements referred to in paragraph (d) of this Part D shall discharge in full any obligation of WPP to pay to him the cash consideration to which he is entitled pursuant to the TNS Offer;

(i)

that he will ratify everything which may be done or effected by any director of, or person authorised by WPP or the Financial Advisers or the Receiving Agent in the proper exercise of any of the powers and/or authorities under this Part D;

(j)

that he will take (or procure to be taken) the action set out in paragraph 14 of the letter from the chairman of WPP set out in Part 1 of this document and to transfer all of the TNS Shares held by him in uncertificated form and in respect of which the TNS Offer has been accepted or deemed to have been accepted and in respect of which such acceptance has not be validly withdrawn to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within six months of the TNS Offer becoming unconditional in all respects;

(k)

that, if any provision of Part B of this paragraph 9 or this Part D shall be unenforceable or invalid or shall not operate so as to afford WPP, the Financial Advisers, the Receiving Agent or any of their respective directors or persons authorised by them, the benefit of the authorities and powers of attorney expressed to be given therein, he shall, as soon as practicable, do everything that may be required or desirable to enable WPP, the Financial Advisers, the Receiving Agent and/or any of their respective directors or persons authorised by them to secure the full benefits of such authorities and powers of attorney;

(l)

that the making of an Electronic Acceptance constitutes his submission to the jurisdiction of the courts of England in relation to all matters arising in connection with the TNS Offer and the Electronic Acceptance;

(m)

that he has the right to dispose of the TNS Shares comprised in the acceptance and that the TNS Shares will be acquired by WPP fully paid up and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights or interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by way of reduction of share capital or share premium account or otherwise) made, on or after the date of the TNS Offer Announcement; and

(n)	in the case of a TNS Share Owner who:

(i)	is a US Person; or

(ii)	is acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of a US Person;

and who does not satisfy WPP in its sole discretion that the New WPP Shares can be TNS Offered, sold or delivered to him, or for his account or benefit, pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act, that, in accepting the TNS Offer, he will follow the procedure specified in paragraph 14.2(c) of the letter from the chairman of WPP contained in Part 1 of this document and that such Electronic Acceptance shall constitute:

(A)	the irrevocable instruction to WPP and/or Merrill Lynch and/or any director of WPP and/or any director of Merrill Lynch and/or their respective agents to arrange for the sale of New WPP Shares to which such TNS Share Owner would otherwise be entitled to pursuant to the TNS Offer and to remit the cash proceeds, in pounds sterling, of such sale, net of expenses, to such TNS Share Owner instead, as described in paragraph 8.8 of Part B of this paragraph 9; and

(B)	the irrevocable appointment of WPP and/or Merrill Lynch and/or any director of WPP and/or director of Merrill Lynch and/or any of their respective agents to effect such sale as such TNS Share Owner’s agent, with full power (including powers of delegation) to do all such things as may be necessary for or ancillary to such purpose.

A reference in this Part D to a TNS Share Owner shall include references to the person or persons making an Electronic Acceptance and in the event of more than one person making an Electronic Acceptance the provisions of this Part D shall apply to them jointly and to each of them.

10.	Definitions

Admission Standards means the rules issued by the London Stock Exchange in relation to the admission trading of, and continuing requirements for, securities admitted to trading on the London Stock Exchange’s main market for listed securities;

Basic Offer TTE Instruction means a Transfer to Escrow instruction (as defined in the CREST manual governing the operation of CREST) in relation to TNS Shares in uncertificated form;

Closing Price means the closing, middle market quotation of a share derived form the daily office list of the London Stock Exchange;

Electronic Acceptance the inputting and settling of a TTE instruction which constitutes or is deemed to constitute an acceptance of the Offer on the terms set out in this document;

ESA instruction an Escrow Account Adjustment Input (AESN), transaction type ESA (as described in the CREST manual governing the operation of CREST);

Escrow Agent means the Receiving Agent (in its capacity as an escrow agent as described in the CREST manual governing the operation of CREST);

Financial Advisers means Merrill Lynch, Perella Weinberg and Goldman Sachs or, as the context requires, any of them;

First Closing Date means 29 August 2008;

Form of Acceptance and Election means the Form of Acceptance and Election relating to the TNS Offer which accompanied the TNS Offer Document sent to TNS Shareholders;

Gfk means Gfk Atkiengesellschaft, registered in Germany;

GfK-Verein means GfK Nurnberg, Gesellschaft Fur Konsum-, Markt-und Absatzforschung e.V., a non-commercial organisation established under the laws of Germany;

Mix and Match Facility means the mix and match facility under which it is proposed that TNS Share Owners will be able to elect, subject to availability and offsetting elections, to vary the proportion of New WPP Shares and cash consideration they will receive pursuant to the TNS Offer;

Mix and Match TTE Instruction means a transfer to escrow instruction (as defined in the CREST manual) in relation to TNS Shares in uncertificated form;

New WPP Share means the new WPP Shares to be issued credited as fully paid to TNS Share Owners pursuant to the TNS Offer;

Offer Period has the meaning given in Part B of paragraph 9 of Part 2 of this document;

Overseas Share Owners means persons who are resident in, or citizens or nationals of, jurisdictions outside the United Kingdom (including, where the context requires, US Persons) and persons acting on a non-discretionary basis (as agent, nominee, custodian, trustee or otherwise) for or on behalf of such persons;

Panel means the Panel on Takeover and Mergers;

Receiving Agent means Computershare Investor Services PLC;

WPP Shares means ordinary shares of 10 pence each in the capital of WPP;

WPP means WPP Group plc, incorporated under the Companies Act with registered number 5537577;

TNS Share Owner means holder of TNS Shares from time to time;

TNS Offer means the offer made by WPP to acquire the whole of the issued and to be issued share capital of TNS on the terms and conditions set out in the TNS Offer Document and in the form of acceptance and election (and where the context so required any subsequent revision, variation, extension or renewal of such offer);

TNS Offer Announcement means the announcement made by WPP dated 9 July 2008 relating to the TNS Offer;

TNS Offer Document means the document dated 1 August 2008 containing the terms and conditions of the TNS Offer;

TNS Share Schemes means the 1994 Executive Share Option, The Employee Benefit Trust Share Option Scheme Long Term Incentive Plan, The 2001 Executive Share Option Plan, The Worldwide Employee Sharesave Plan, The 2001 Equity Participation Plan, The Employee Stock Purchase Plan, The 2005 Long Term Incentive Plan and The New Share Plan;

TTE instruction means a Basic Offer TTE Instruction; and

US Person shall have the meaning ascribed to it in paragraph 8.8(a) of Part B of paragraph 9 of this Part 2.

PART 3

BUSINESS DESCRIPTION OF THE WPP GROUP

1.	Introduction

WPP operates through a number of established global, multinational and national advertising and marketing services companies that are organised into a number of business segments. The largest segment is Advertising and Media Investment Management where the well-known advertising networks Ogilvy & Mather Worldwide, JWT, Y&R, Grey Worldwide, Enfatico, Bates 141 and the Voluntarily United Group of Creative Agencies (United Group) operate, as well as Media Investment Management companies such as GroupM, MediaCom, Mediaedge:cia and MindShare. Other segments are Information, Insight and Consultancy (where operations are conducted through the Kantar Group), Public Relations and Public Affairs (operated through well-known companies such as Burson-Marsteller, Cohn & Wolfe, Hill & Knowlton and Ogilvy Public Relations Worldwide), Branding and Identity, Healthcare and Specialist Communications, (where operations are conducted by B to D Group, Fitch, CommonHealth, Wunderman, Sudler and Hennessey, OgilvyOne Worldwide, Ogilvy Healthworld, 141 Worldwide, G2, OgilvyAction, 24/7 Real Media Inc and other companies) and WPP Digital (comprising agencies such as Schematic, BLUE, Quasar and 24/7 Real Media Inc.).

WPP Shares are admitted to the Official List of the UK Listing Authority and trade on the London Stock Exchange, and WPP ADSs (which are evidenced by WPP ADRs or held in book-entry form) representing deposited WPP Shares are quoted on the NASDAQ Global Select Market. At 2 October 2008 WPP had a market capitalisation of approximately £5,365,740,430.

WPP’s head office is located at 27 Farm Street, London W1J 5RJ, England, tel: +(44) 20 7408 2204 and its registered office is located at Pennypot Industrial Estate, Hythe, Kent CT21 6PE.

2.	History and Development

On 25 October 2005, Old WPP completed a reorganisation of its capital and corporate structure through a scheme of arrangement pursuant to section 425 of the Act (the Scheme), resulting in the formation of WPP as the new parent company of Old WPP (the Reorganisation). On 27 October 2005, WPP effected a reduction of capital, reducing the nominal value of each of its WPP shares by 465p, from 475p to 10p. This reduction of capital created distributable reserves of £5,843,422,695. Pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the Exchange Act), WPP succeeded to Old WPP’s registration and periodic reporting obligations under the Exchange Act. On completion of the Reorganisation, each share owner of Old WPP received an ordinary share of WPP in place of every Old WPP ordinary share held before the Reorganisation. Citibank, N.A., depositary for the ADSs (the Depositary) representing Old WPP ordinary shares, cancelled Old WPP ADSs held in book-entry form and issued ADSs representing ordinary shares of WPP to the holders. Holders of certificated ADSs, or ADRs, of Old WPP were entitled to receive WPP ADSs upon surrender of the Old WPP ADRs to the Depositary. Each Old WPP ADS represented five ordinary shares of Old WPP and each WPP ADS represents five WPP Shares.

Old WPP was incorporated and registered in England and Wales in 1971 and is a private limited company under the Companies Act 1985, and until 1985 operated as a manufacturer and distributor of wire and plastic products. In 1985, new investors acquired a significant interest in Old WPP and changed the strategic direction of Old WPP from being a wire and plastics manufacturer and distributor to being a multinational communications services organisation. Since then, the WPP Group has grown both organically and by the acquisition of companies, most significantly the acquisitions of JWT Group, Inc. in 1987, The Ogilvy Group, Inc. in 1989, Young & Rubicam, Inc. (Young & Rubicam or Young & Rubicam Brands, as the group is now known) in 2000, Tempus Group plc (Tempus) in 2001, Cordiant Communications Group plc (Cordiant) in 2003, Grey Global Group, Inc. (Grey) in 2005 and 24/7 Real Media, Inc. (TFSM) in 2007.

In July 2007, WPP completed the acquisition of TFSM. WPP paid £316.5 million in an all cash tender offer for TFSM. TFSM is a leading company in the global digital marketing industry. TFSM’s digital media business, technology licensing and search marketing services strengthen WPP’s position in digital marketing services.

WPP spent £744.4 million, £252.5 million and £719.9 million for acquisitions and investments in 2007, 2006 and 2005, respectively, including payments in respect of loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £170.8 million, £184.5 million and £171.3 million respectively and cash spent on share repurchases and cancellations was £415.4 million, £257.7 million and £152.3 million respectively.

In the six months ended 30 June 2008, WPP spent £169.9 million for acquisitions and investments, including payments in respect of loan note redemptions and earn out consideration resulting from acquisitions in prior years. For the same period, cash spent on purchases of property, plant and equipment and other intangible assets was £74.0 million and cash spent on share repurchases and cancellations was £112.2 million. On 1 August, WPP made a formal offer for the entire issued and to be issued share capital of Taylor Nelson Sofres plc. At the date of approval of this document the TNS Offer was still outstanding.

3.	Business Overview

In 2007, revenues increased by 4.7% to £6.2 billion as compared to 2006. On a like-for-like basis, under which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year results, adjusted to include the results of acquisitions for the commensurate period in the prior year, revenues were up by 5.0%. See Part 4 of this document. Reported profit before interest and tax increased in 2007 by 8.1% to £846.1 million, including the effects of £44.1 million and £35.5 million of goodwill impairment charges in 2007 and 2006 respectively and £1.7 million and £8.8 million respectively of goodwill write-downs relating to utilisation of pre-acquisition tax losses. Profit before tax in 2007 was up 5.5% to £719.4 million as compared to 2006 and diluted earnings per share increased by 8.0% to 38.0p.

For the six months ended 30 June 2008, revenues increased by 14.3% to £3.3 billion compared to the first half of 2007 and by 4.3% on a like-for-like basis. Reported profit before interest and tax increased by 17.6% to £398.5 million and reported profit before tax increased by 15.1% to £338.5 million. The Group’s headline PBIT margin increased to 13.6% from 13.1% for the same period in 2007, which is in line with WPP Group’s margin objectives. Reported diluted earnings per share increased by 21.1% to 17.8p.

WPP’s business comprises the provision of communications services on a national, multinational and global basis. It operates from over 2,000 offices in 106 countries. WPP organises its businesses in the following areas: Advertising and Media Investment Management; Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare and Specialist Communications (including direct, digital, promotion and relationship marketing).

Approximately 46% of WPP’s reported revenues in 2007 was from Advertising and Media Investment Management, with the remaining 54% of its revenues being derived from the business segments of Information, Insight and Consultancy, Public Relations and Public Affairs, and Branding and Identity, Healthcare and Specialist Communications.

The following table shows, for the last three fiscal years, reported revenue attributable to each business segment in which WPP operates.

	2007		2006		2005
Revenue	(£m)	(%)	(£m)	(%)	(£m)	(%)
Advertising and Media Investment Management	2,871.3	46.4	2,806.9	47.5	2,606.4	48.5
Information, Insight and Consultancy	905.4	14.6	892.9	15.1	810.4	15.1
Public Relations and Public Affairs	641.4	10.4	595.7	10.1	534.4	9.9
Branding and Identity, Healthcare and Specialist Communications	1,767.8	28.6	1,612.3	27.3	1,422.5	26.5

TOTAL	6,185.9	100.0	5,907.8	100.0	5,373.7	100.0

The pattern of revenue growth also differed regionally. The following table shows, for the last three fiscal years, reported revenue attributable to each geographic area in which WPP operates and demonstrates WPP’s regional diversity.

	2007		2006		2005
Revenue	(£m)	(%)	(£m)	(%)	(£m)	(%)
North America	2,266.7	36.6	2,291.1	38.8	2,106.9	39.2
United Kingdom	890.3	14.4	856.3	14.5	808.1	15.0
Continental Europe	1,657.4	26.8	1,532.9	25.9	1,410.3	26.3
Asia Pacific, Latin America, Africa and Middle East	1,371.5	22.2	1,227.5	20.8	1,048.4	19.5

TOTAL	6,185.9	100.0	5,907.8	100.0	5,373.7	100.0

WPP’s principal activities within each of its business segments are described below.

4.	Advertising and Media Investment Management

4.1	Advertising

The principal functions of an advertising agency are the planning and creation of marketing and branding campaigns and the design and production of advertisements for all types of media, such as television, cable, the internet, radio, magazines, newspapers and outdoor locations such as billboards.

WPP’s principal advertising agencies include Ogilvy & Mather Worldwide, JWT, Y&R, Grey Worldwide, the Voluntarily United Group of Creative Agencies, Enfatico and Bates 141. WPP also owns interests in ADK (22.9%); GIIR, Inc. (29.0%); Singleton, Ogilvy & Mather in Australia (33.3%) and DYR Tokyo (49%).

Ogilvy & Mather Worldwide. Ogilvy & Mather is a full-service multinational advertising agency. Ogilvy & Mather was formed in 1948 and is headquartered in New York. Its strategy includes an integrated service offering known as 360 Degree Brand Stewardship®, a business platform that enables Ogilvy & Mather to integrate its growing range of disciplines which now include OgilvyAction, Ogilvy’s brand activation company, Ogilvy Public Relations Worldwide and Ogilvy Healthword. Ogilvy also brought digital and direct media back into their operations in 2005 as Neo@Ogilvy.

JWT. JWT, one of the world’s first advertising agencies, was founded in 1864 and is a full service multinational advertising agency headquartered in New York. JWT’s relationships with a number of its major clients have been in existence for many years, exhibiting, management believes, an ability to adapt to meet the clients’ and market’s new demands.

Y&R. Y&R, a full-service multinational advertising agency network headquartered in New York, was formed in 1923 and is now part of a collaborative, multidisciplinary model under Young & Rubicam Brands. Y&R’s clients also benefit from Y&R’s continued investments in its proprietary brand management tool, BrandAsset® Valuator.

Grey Worldwide. Grey commenced operations in 1917 and was incorporated in 1925 as Grey Advertising Inc. Grey has offices in approximately 90 countries and was acquired by WPP in March 2005.

The Voluntarily United Group of Creative Agencies. In late 2005, WPP’s Red Cell network was split in two parts, with nine of the former Red Cell offices forming the Voluntarily United Group of Creative Agencies. The group now includes Senora Rushmore United, Madrid; Berlin Cameron United, New York; Cole & Weber

United, Seattle; WM United, Buenos Aires; United, London; 1861 United, Milan; LDV United, Antwerp; BTS United, Oslo; and Les Ouvriers du Paradis United, Paris.

Bates 141. Bates 141 is an Asia-dedicated advertising and brand activation network. In 2007 several acquisitions were made to broaden the company’s geographic coverage in key disciplines.

4.2	Media Investment Management

GroupM. GroupM is WPP’s global media investment management operation, serving as the parent company to agencies including MediaCom, Mediaedge:cia and MindShare. With its agencies, GroupM has capabilities in business science, consumer insight, communications and media planning implementation, interactions, content development and sports and entertainment marketing. The primary purpose of GroupM is to maximise the performance of WPP’s media agencies, operating not only as a parent company but as a collaborator on performance-enhancing activities, such as trading, content creation, sports, digital, finance, tool development and other business-critical capabilities, in order to leverage the combination of GroupM’s care and talent resources.

MediaCom. MediaCom became part of GroupM following the acquisition of Grey in March 2005 and, as a part of the WPP family, was able to work together with sister media agencies, beginning to develop synergies in a number of relevant professional areas.

Mediaedge:cia. Mediaedge:cia was formed following the WPP Group’s acquisition of Tempus in 2001 with the merger of its core brand CIA with The MediaEdge. In addition to its media planning and implementation capability, Mediaedge:cia has established and is growing its operations in interaction (digital, direct and search), entertainment marketing, sports, sponsorship and event marketing, cause-related marketing, content development, return on investment (ROI) and consumer insights, and is now developing a retail marketing practice.

MindShare. MindShare was originally formed from the merger of the media departments of JWT and Ogilvy & Mather. MindShare has recently made significant investments in developing strategic resources, especially in the areas of communications planning, content, insights, digital and ROI, with its ambition moving from being marketing partners for their clients to being their business partners.

5.	Information, Insight and Consultancy

To help optimise its worldwide research offering to clients, WPP’s separate global research and strategic marketing consultancy businesses, which are described below, are managed on a centralised basis under the umbrella of the Kantar Group. The principal interests comprising the Kantar Group are:

Research International. Research International, a large custom research company, specialises in a wide range of business sectors and areas of marketplace information including strategic market studies, brand positioning and equity research, customer satisfaction surveys, product development, international research and advanced modelling.

Millward Brown. Millward Brown is one of the world’s leading companies in advertising research, including pre-testing, tracking and sales modelling, and offers a full range of services to help clients market their brands more effectively.

IMRB International. IMRB is a leading market research business in India.

Kantar Media Research (KMR). In 2008, KMR brought together Kantar’s media audience research measurement assets to respond to client requirements in a new media environment. Products and services in the KMR portfolio include TGI, KMR Software, IntelliQuest CIMS, MARS Pharma and MARS Medical, as well as TV ratings businesses and media solutions through its equity interests in the following principal subsidiaries and investments:

AGBNielsen Media Research. AGBNielsen, a joint venture formed with Nielsen Media Research International, is a leading provider of television audience measurement systems worldwide.

BMRB International. BMRB is one of Europe’s largest and fastest growing full-service market research agencies. BMRB offers innovative research solutions through its network and partnerships with agencies worldwide.

IBOPE Media Information (WPP holds 31% of the total share capital). IBOPE is one of Latin America’s leading media research businesses, which services national and multinational clients throughout the region in measurement and analysis of television ratings and advertising expenditures.

Lightspeed Research. Lightspeed provides online consumer panel access for tracking and ad hoc studies. Lightspeed also offers online proprietary panel products and solutions for such specialty consumer panels as healthcare, financial services, expectant and new mothers, automotive and family.

6.	Public Relations and Public Affairs

Public Relations and Public Affairs companies advise clients WPP are seeking to communicate with, consumers, governments and/or the business and financial communities. Public Relations and Public Affairs activities include national and international corporate, financial and marketing communications, crisis management, reputation management, public affairs and government lobbying. WPP’s global networks in this area included Burson-Marsteller, Hill & Knowlton, Ogilvy Public Relations Worldwide, Cohn & Wolfe and GCI Group.

Burson-Marsteller. Burson-Marsteller (B-M), founded in 1953 and part of Young & Rubicam Brands, specialises in corporate and marketing communications, business-to-business services, crisis management, employee relations and government relations. The B-M network includes the businesses of Marsteller, a full service multimedia agency, and public affairs companies BKSH and Penn, Schoen & Berland.

Hill & Knowlton. Hill & Knowlton (H&K), founded in 1927, is a worldwide public relations and public affairs firm headquartered in New York. H&K provides national and multinational clients with a wide range of communications services including corporate and financial public relations, marketing communications, internal communication, change management, crisis communications and public affairs counselling. The Hill & Knowlton network also includes the businesses of Blanc & Otus, H&K’s stand-alone technology company, and Wexler & Walker Public Policy Associates.

Ogilvy Public Relations Worldwide. Part of the Ogilvy & Mather worldwide network, OPR is a leading public relations and public affairs firm based in New York with practice areas in marketing, health and medical, corporate public affairs and technology and social marketing. The firm has offices in key financial, governmental and media centres as well as relationships with affiliates worldwide.

Cohn & Wolfe. Cohn & Wolfe, a Young & Rubicam Brands company, is an international public relations agency established in 1970. It offers marketing-related public relations for its clients and provides its clients with business results and marketing communications solutions.

7.	Branding and Identity, Healthcare and Specialist Communications

WPP’s activities in this business area include branding and identity; healthcare communications; direct digital, promotional and interactive marketing; and other specialist communications services including custom media, demographic and sector marketing, sports marketing, and media and film production services.

7.1	Branding and Identity

B to D Group. This branding and design entity, formed in 2005, consists of Landor Associates (a Young & Rubicam Brands company), The Brand Union (formerly Enterprise IG), VBAT, Addison Corporate Marketing, Lambie-Nairn and The Partners (a Young & Rubicam Brands company). The mission of the B to D Group is to maximise and leverage the strengths of each individual company in order to offer clients and prospects the most complete and compelling branding and design solutions. As part of the WPP Group, the companies have access to new clients and untapped markets, as well as resources such as advanced knowledge sharing systems and financial tools. Employee exchange further enables the companies to share top-level strategic thinking, creativity and cultural knowledge.

Fitch. Fitch is a leading brand and design consultancy, operating across the three main geographical areas (Europe, the United States and Asia Pacific) for multinational clients and for those regional clients standing to benefit from a globally informed interdisciplinary approach.

BDG McColl. BDG McColl, Edinburgh-based architects and interior designers, specialise in the design of commercial buildings and interiors.

BDGworkfutures. BDGworkfutures is an international design consultancy focusing on strategy and design for working environments, working with corporate clients and within the Government sector.

7.2	Healthcare Communications

WPP has extensive expertise in healthcare communications, including the global networks of CommonHealth, Sudler & Hennessey (a Young & Rubicam Brands company), Ogilvy Healthworld (part of the Ogilvy & Mather Worldwide network) and GHG (part of Grey Group).

7.3	Direct, Digital, Promotion and Relationship Marketing

WPP has a number of operating businesses in this category, including:

•	Eicoff & Co which specialises in targeted cable and broadcast television advertising.

•	Bridge Worldwide, acquired in 2005, which brings strong capabilities in the interactive and relationship marketing space.

•	EWA which specialises in data and relationship management services.

•

G2, part of Grey Group, unifies all of the specialised marketing communications services into a global network providing services in branding and design, data consulting, direct communications, interactive marketing, and promotion, trade and shopper marketing.

•	Headcount Worldwide Field Marketing which offers field marketing and brand development services, supported by strong customer relationship skills.

•

KnowledgeBase Marketing (KBM), a Young & Rubicam Brands company, which provides information-based marketing solutions to businesses in targeted high-growth industries. KBM’s capabilities include data warehousing, data mining, information services and data analysis.

•	Mando Brand Assurance is a UK-based global promotional risk management company, underwriting marketing activity for major international brands.

•

OgilvyOne Worldwide, part of the Ogilvy & Mather Worldwide network, which is a direct marketing group, offering online marketing consulting and also traditional direct marketing communications such as direct response advertising techniques.

•	RMG Connect is a global operation which consolidates all of JWT’s customer relationship marketing offerings.

•	VML, headquartered in Kansas City and part of Young & Rubicam Brands, which specialises in digital and interactive services.

•

Wunderman, part of Young & Rubicam Brands, an integrated marketing solutions company that delivers customer relationship management services to its clients. Since 2005, Wunderman has acquired several digital companies, including Aqua Online, AGENDA, Blast Radius and ZAAZ, to enhance its offer to clients.

•

Ogilvy Action, part of the Ogilvy & Mather Worldwide network, is a global marketing services network whose offers include shopper and trade marketing, experiential marketing, digital, retail design and sports and entertainment sponsorship.

7.4	Specialist Communications

Custom media

•	Forward is a full service custom media specialist, whose services include magazines, catalogues, magalogues, mini-zines, e-zines, web content and direct mail.

•

Spafax creates entertainment and communication experiences for customers and travellers both onboard and on the ground, specialising in inflight entertainment, revenue generation, publishing and technical solutions.

Corporate/B2B

•	Ogilvy Primary Contact is a UK-based provider of business-to-business, financial and corporate advertising.

Demographic marketing

•

The Bravo Group, MosaicaMD, Kang & Lee and WINGLATINO create multicultural marketing and communications programmes targeted to the fast-growing US Hispanic, African-American and Asian communities. Their multidisciplinary services include advertising, promotion and event marketing, public relations, research and direct marketing. The Bravo Group, MosaicaMD and Kang & Lee are part of Young & Rubicam Brands. WINGLATINO is part of Grey Group.

Event/face-to-face marketing

•	MJM is a full-service communications company for live events, meetings, exhibits, trade shows, brand theatre and training, serving clients around the world.

Foodservice marketing

•

The Food Group specialises in targeted food advertising, marketing, and culinary and technology solutions. In 2007, the company added a new division, Nutrition and Culinary Consultants (NCC) which provides strategic, science-based guidance to the food, beverage and wellness industries.

Youth marketing

•	The Geppetto Group assists clients in communicating their products and services to the youth market (children and teenagers) and implementing creative branding solutions.

Real estate marketing

•

Pace is one of the largest specialists in the real estate communications market in the United States, offering comprehensive services in the marketing of both commercial and residential property to developers, builders and real estate agents.

Technology marketing

•	Banner Corporation is a European marketing communications firm specialising in the technology sector. Banner is part of Young & Rubicam Brands.

Sports marketing

•

Global Sportnet is an international sports and entertainment marketing agency specialising in the marketing of exclusive and worldwide broadcasting and marketing rights to European football matches and the sponsorship consultancy of blue-chip clients across various sports. They also launched the Performance joint venture with MindShare to create a dedicated sports and entertainment sponsorship consultancy.

•	PRISM Group, on a global basis, offers sports marketing and consultancy, event management, public relations and communication design.

Media and production services

•	Metro Group provides a diverse range of technical and creative services, including multimedia, film, video and asset archiving, equipment sales and post-production systems to clients in the UK.

•	The Farm Group, headquartered in the UK, is a film and video production services company.

7.5	WPP Digital

•

WPP Digital makes acquisitions and strategic investments in companies that improve the WPP Group’s digital offer and its understanding of the digital space and provides access for WPP companies and their clients to a portfolio of digital experts. WPP Digital comprises a number of full-service interactive agencies, including Schematic, BLUE and Quasar, technology-led digital marketing company 24/7 Real Media Inc., as well as investments in businesses providing creative services, analytics, mobile marketing, in-game advertising, video and social networking services.

Manufacturing

•

The original business of the WPP Group remains as the manufacturing division, which operates through subsidiaries of Wire and Plastic Products Limited. The division produces a wide range of products for commercial, industrial and retail applications.

8.	WPP

WPP, the existing parent company of the WPP Group, develops the professional and financial strategy of the WPP Group, promotes operating efficiencies, co-ordinates cross referrals of clients among the WPP Group companies and monitors the financial performance of its operating companies. The principal activity of the WPP Group is the provision of communications services worldwide. WPP acts only as the parent company and does not trade. The parent company complements the operating companies in three distinct ways:

•

First, the parent company relieves them of much administrative work. Financial matters (such as planning, budgeting, reporting, control, treasury, tax, mergers, acquisitions, investor relations, legal affairs and internal audit) are co-ordinated centrally.

•

Secondly, the parent company encourages and enables operating companies of different disciplines to work together, both for the benefit of clients and for the job satisfaction of its people. The parent company also plays an across-the-WPP Group role in the following functions: the management of talent, including recruitment and training; in property management; in procurement, information technology; and in knowledge sharing and practice development.

•

And, finally, WPP itself can function as the 21st century equivalent of the full-service agency. For some clients, predominantly those with a vast geographical spread and a need for marketing services ranging from advertising through design and website construction to research and internal communications, WPP can act as a portal to provide a single point of contact and accountability.

WPP operates with a limited group of approximately 300 people at the centres in London, New York, Hong Kong and Shanghai.

9.	WPP Strategy

The WPP Group has three strategic priorities:

•

First, in the short term, having weathered the internet bust successfully, to build on the solid base which has been established and prepare for any deterioration in the real economy, which WPP believes will be more severe in 2009.

•

Secondly, in the medium term, to build upon the successful base which has been established with the acquisition of Young & Rubicam Brands and Grey. At Grey, the new management structure is now in place and whatever integration targeted, now completed. Grey Advertising still needs to improve rates of revenue growth and GHG needs to overcome the impact of FDA non-approvals on products that clients have assigned to them. At Young & Rubicam Brands, WPP’s plans are also largely implemented, the one remaining task being to continue to strengthen the Y&R advertising agency.

•

Thirdly, in the long term or over the next five to ten years, to increase the combined geographic share of revenues of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, from around 25% to one-third, to increase the share of revenues of marketing services from around 54% to two-thirds and to increase the share of more measurable marketing services (such as Information, Insight and Consultancy, and direct, interactive, internet and other digital media) from around 40% of WPP’s revenues to 50%.

10.	Corporate Responsibility

The significance of corporate responsibility to WPP Group’s business is continuing to increase. The WPP Group focuses its efforts on the issues identified as being most material (relevant and significant) to the WPP Group. New WPP considers five corporate responsibility issues to be of significance to the WPP Group:

•	The social and environmental impact of WPP’s work for clients.

•	The impact of WPP’s work, including marketing ethics, compliance with marketing standards, protection of consumer privacy, social and cause-related marketing.

•

Employment, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety. In 2007, WPP invested £38.6 million in training and wellbeing across the WPP Group.[1]

•

Social investment, including pro bono work, donations to charity and employee volunteering. In 2007, WPP’s total social investment was worth £16.3 million, equivalent to 0.3% of revenue (2% of reported profit before tax). This includes £12.8 million in pro bono work (based on the fees the benefiting organisations would have paid for WPP’s work) and £3.5 million in donations.[2]

•

Environmental impact, including the emissions from energy used in WPP offices and during business travel. WPP has set a target to reduce its CO2 emissions by 20% by 2010. In 2007 WPP was carbon neutral.[3]

11.	Clients

The WPP Group services over 340 of the Fortune Global 500 companies, over one-half of the NASDAQ 100 and over 30 of the Fortune e-50. Over 600 clients are served in three distinct disciplines. More than 370 clients are served in four disciplines and these clients account for 58% of WPP Group revenues. The WPP Group also works with over 270 clients in six or more countries. WPP’s ten largest clients in 2007, measured by revenues, were BAT, Ford, GlaxoSmithKline, IBM, Johnson & Johnson, Kraft Foods, Microsoft, Nestlé, Procter & Gamble and Unilever. Together, these clients accounted for approximately 19% of WPP’s revenues in 2007. No client of WPP represented more than 6% of WPP’s aggregate revenues in 2007. The WPP Group’s companies have maintained long-standing relationships with many of their clients, with an average length of relationship for the top ten clients of approximately 50 years.

1	Unaudited information sourced from WPP’s 2007 Annual Report and Accounts (page 6).
2	Unaudited information sourced from WPP’s 2007 Annual Report and Accounts (page 6).
3	Unaudited information sourced from WPP’s 2007 Annual Report and Accounts (page 120).

12.	Acquisitions

Total initial cash consideration spent on acquisitions and investments, less cash and cash equivalents acquired, was £587.9 million in 2007. WPP or its operating companies acquired, made an investment in or increased their existing equity stake in a number of companies in 2007, identified below:

Name	Country
Advertising and Media Investment Management
PrimeAds[1]	UK
INVIDI Technologies	USA
Badjar	Australia
PPR WA	Australia
STW 1	Australia
MediaX	Austria
EtcO	Brazil
Grey Zest[1]	Brazil
Grey China[1]	China
C&C Marketing	Colombia
Grey Global France[1]	France
PQ 1	Germany
JWT Hungary	Hungary
Future Media	India
Interactive TV	India
Logic[1]	Japan
Pharmax	Korea
Grey WW Middle East[1]	Middle East
Reddion	Netherlands
Ubachs Wisbrun	Netherlands
Interflow JV	Pakistan
Mindshare Russia	Russia
Propaganda[1]	Russia
Hedley Byrne[1]	South Africa
TAPSA	Spain
Realtime Worlds Inc	USA

Information, Insight and Consultancy
All Global	UK
Cheskin	USA
Foresight Intl.	USA
TRA	USA
TRU	USA

Public Relations and Public Affairs
The PBN Company	Russia
Synergy Hill & Knowlton[1]	Korea

Branding and Identity, Healthcare and Special Communications
CHI & Partners	UK
WG Consulting	UK
Wildfire	UK
DataCore	USA
Global Strategies	USA
Refinery	USA
Plano.trio Comunicaço	Brazil
These Days	Belgium
Blast Radius	Canada
141[1]	Chile
China Broadband[1]	China
Quisma	Germany
OOT	Italy
Lee & Jang	Korea
O&M Interactive[1]	Mexico
GSCS	Middle East
Aqua Online	South Africa

Name	Country
Monday	Thailand

WPP Digital
24/7 Real Media Inc	USA
Johannes Leonardo	USA
Media Rights Capital	USA
Schematic	USA
Spot Runner[1]	USA
VideoEgg	USA
Visible Technologies	USA
Visible World[1]	USA
Iconmobile	Germany
Quasar	India
Blue Interactive	Singapore
Proclivity Systems	USA

Notes

1	Increased stake.

Total initial cash consideration spent on acquisitions and investments, less cash and cash equivalents acquired, was £146.8 million in the first half of 2008. In this period, the WPP Group has made acquisitions, investments or increased equity for cash consideration in a number of companies, as identified below:

Name	Country
Advertising and Media Investment Management
Raynet Advertising	China
Apex	China
Black Arc	China
HeathWallace	UK
LaComunidad	Holland
Ogilvy Wurmser[1]	Guatemala
Team[1]	Middle East
VAC	Vietnam
DesignKitchen	USA
MeThinks	China
Actis	Russia
InGame Ad	China
Scangroup Limited	Kenya
Yunes	Argentina
10AM	Singapore

Information, Insight and Consultancy
Zdology	China
IMMI	USA
Yankelovich	USA

Public Relations and Public Affairs
Rikes	China
AxiCom	UK
RAMS	India

Branding and Identity, Healthcare and Special Communications
Evision	China
Agenda Interactive	China
Encompass	India
SercOn	India
Tagora	Belgium
NuConomy	Israel
VisibleWorld1	USA
Lluminari	USA
Star Echo	China
Yield Software	USA
AdPeople	Denmark
Advertures	Czech Republic

Name	Country
Dawson	China
Kassius	France
Osprey	USA

WPP Digital
Century Harmony	China
HDT	China

Notes

1	Increased stake.

13.	Government Regulation

From time to time, governments, government agencies and industry self-regulatory bodies in the United States, European Union and other countries in which WPP operates have adopted statutes, regulations, and rulings which directly or indirectly affect the form, content, and scheduling of advertising, public relations and public affairs, and market research, or otherwise affect the activities of WPP and its clients. Some of the foregoing relate to privacy and data protection and general considerations such as truthfulness, substantiation and interpretation of claims made, comparative advertising, relative responsibilities of clients and advertising, public relations and public affairs firms, and registration of public relations and public affairs firms’ representation of foreign governments.

In addition, there is an increasing tendency towards expansion of specific rules, prohibitions, media restrictions, labelling disclosures and warning requirements with respect to advertising for certain products, such as over-the-counter drugs and pharmaceuticals, cigarettes, food and certain alcoholic beverages, and to certain groups, such as children.

Proposals have been made for the adoption of additional laws and regulations that could further restrict the activities of advertising, public relations and public affairs, and market research firms and their clients. Though New WPP does not expect any existing or proposed regulations to materially adversely impact the WPP Group’s business, New WPP is unable to estimate the effect on its future operations of the application of existing statutes or regulations or the extent or nature of future regulatory action.

14.	Organisation Structure

WPP Group’s business comprises the provision of marketing communications services on a national, multinational and global basis. It operates from over 2,000 offices in 106 countries. WPP organises its businesses in the following areas: Advertising and Media Investment Management; Information, Insight and Consultancy; Public Relations and Public Affairs; and Branding and Identity, Healthcare, and Specialist Communications (including direct, digital promotion and relationship marketing). A listing of the WPP Group brands operating within these business segments as at 2 October 2008 is set forth below.

Advertising	Media Investment Management
ADK[1]	Group M:
Bates 141	MAXUS
BrandBuzz[5]	MediaCom
CHI and Partners[1]	Mediaedge:cia
Dentsu Y&R1, 2, 5	MindShare
Diamond Ogilvy	Outrider
Enfatico	BrandAmp[2]
Grey[8]	Other media agencies
HS Ad1	Kinetic Worldwide[2]
JWT	KR Media[2]
Johannes Leonardo[1,4]
Marsteller Advertising[5]
Ogilvy & Mather Worldwide
Santo
Soho Square
TAPSA
The Voluntarily United Group of Creative Agencies
Y&R5

Information, Insight and Consultancy	Public Relations and Public Affairs*
The Kantar Group:	BKSH5
Added Value Group	Blanc & Otus
BMRB International	Buchanan Communications
BPRI	Burson-Marsteller[5]
Cannondale Associates	Chime Communications plc[1]
Center Partners	Clarion Communications
Glendinning	Cohn & Wolfe[5]
Henley Centre HeadlightVision Yankelovich	Dewey Square Group
IMRB International	Finsbury
Japan Kantar Research	Hill & Knowlton
Kantar Operations	Ogilvy Government Relations
KMR Group	Ogilvy Public Relations Worldwide
– AGBNielsen Media Research[2]	The PBN Company[1]
– IBOPE Media Information[1]	Penn, Schoen & Berland[5]
– Marktest[1]	Public Strategies
– Mediafax	Quinn Gillespie
Lightspeed Research	Robinson Lerer & Montgomery[5]
Management Ventures	Timmons and Company
Mattson Jack Group	Wexler & Walker Public Policy Associates
Millward Brown
Research International
RMS Instore
Ziment Group
Other marketing consultancies:
Everystone
Ohal

Branding and Identity	Specialist Communication
Addison Corporate Marketing[7]	Corporate/B2B
BDGMcColl	Brouillard
BDGworkfutures	Ogilvy Primary Contact
Coley Porter Bell	Custom media
Dovetail	Forward
FITCH	Spafax
Lambie-Nairn[7]	Demographic marketing
Landor Associates[5,7]	The Bravo Group[5]
The Brand Union[7]	Kang & Lee[5]
The Partners[7]	MosaicaMD
VBAT[7]	UniWorld[1]
Warwicks	WINGLATINO[8]
Employer branding/recruitment
JWT Inside

Healthcare Communications
CommonHealth	Event/face-to-face marketing
Feinsteln Kean Healthcare	MJM
GCI Health	FITCH Live
GHG8	Foodservice marketing
Ogilvy Healthworld	The Food Group
Sudler & Hennessey[5]	Sports marketing
Global Sportnet
OgilvyAction Sports and Entertainment
Performance

Direct, Digital, Promotion and Relationship Marketing
A. Elcoff & Co	PRISM Group
AGENDA[5,6]	Entertainment marketing
AquaOnline[5,6]	Alliance[8]
Blast Radius[5,6]	Youth marketing
Bridge Worldwide	The Geppetto Group
Brierley & Partners[1]	G Whiz[8]
Dialogue Marketing	Real estate marketing
Digit	Pace
EWA	Technology marketing
FullSIX[3]	Banner Corporation[5]
GT5	Media and production services
Grass Roots[1]	Clockwork Capital[1]
G28	The Farm Group
– G2 Branding and Design	Imagina[3]
– G2 Interactive	Metro Group
– G2 Direct and Digital
– G2 Promotional Marketing	WPP Digital
Headcount Worldwide Field Marketing	BLUE[4]
High Co1	24/7 Real Media[4]
KnowledgeBase Marketing[5]	Quasar[4]
Mando Brand Assurance	Schematic[4]
Maxx Marketing	syzygy[1,4]
Ogilvy Action
OgilvyOne Worldwide	WPP Digital Partner Companies
OOT[3]	iconmobile[1]
Plano.Trio	JumpTap[3]
RMG Connect	LiveWorld[3]
RTC Relationship Marketing[5]	Media Rights Capital[3]
Studiocom[5]	NuConomy[3]
These Days[5,6]	Spot Runner[3]
VML[5]	VideoEgg[3]
Wunderman[5]	Visible Technologies[1]
ZAAZ[5,6]
141 Worldwide

WPP Digital Partner Companies
Visible World[3]
WildTangent[3]
WPP Knowledge Communities
The Channel
The Store

          Notes

1	Associate
2	Joint venture
3	Investment
4	WPP Digital
5	A Young & Rubicam Brands Company
6	Part of Wunderman network (Young & Rubicam Brands)
7	A member of B to D Group
8	A Grey Group Company

        As at September 2008

15.	Property, Plant and Equipment

The majority of WPP Group’s properties are leased, although certain properties which are used mainly for office space are owned in the United States (including the 370,000 net square feet Young & Rubicam headquarters office building located at 285 Madison Avenue in New York), Latin America (principally in Argentina, Brazil, Chile, Mexico and Peru), Europe (Spain) and in Asia (India) and manufacturing facilities are owned in the United Kingdom. Principal leased properties, which are accounted for as operating leases, include office space at the following locations:

Location	Use	Approximate square footage
Worldwide Plaza, New York, NY	Ogilvy & Mather, 141, OPr	634,300
636 Eleventh Avenue, New York, NY1	Ogilvy & Mather	564,000
777 Third Avenue, New York, NY	Grey Global Group	438,300
200 Fifth Avenue, New York, NY1	Grey Global Group	369,000
498 Seventh Avenue, New York, NY	MindShare	358,000
500/550 Town Center Drive, Dearborn, Ml	TeamDetroit, JWT, O&M, Y&R, Prism, Burrows, MJM	282,900
466 Lexington Avenue, New York, NY	JWT	270,300
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	265,800
446 Interpace Pkwy, Parsippany, NJ	CommonHealth	166,400
350 North Orleans, Chicago, IL	Ogilvy & Mather, OgilvyAction, MindShare, OPR, WOW, MBI, MEC, Maxus, MediaCom, G2	162,300
Darmstadter Landstrasse, Frankfurt, Germany	Ogilvy & Mather/MindShare	150,481
58 Jinbao Street, Beijing, China	Ogilvy, Group M, Oracle Added Value	145,200
114 Fifth Avenue. New York, NY	Grey Global Group	132,800
825 Seventh Avenue, New York, NY	Mediaedge:cia	129,600
303 Second Street, San Francisco, CA	Y&R Advertising, Wunderman, Hill & Knowlton, Blanc & Otus, MindShare, Mediaedge:cia, Burson-Marsteller, Grey Global Group, Bravo, Fitch, JWT	134,500
233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, Burson-Marsteller, Landot	122,100
989 Changle Road, Shanghai, China	Ogilvy, JWT, Group M, Hill & Knowlton	120,900
160 Bloor Street East. Toronto, ON, Canada	JWT, H&K, MindShare, Mediaedge	106,200
10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	103,854
222 Merchandise Mart Plaza, Chicago, IL	JWT, Hill & Knowlton, Research International, Chicago Focus	101,500
27-8 Chamwon-dong Seocho-ku, Seoul, South Korea	Diamond Ad Ltd.	100,300

          Notes

1	To be occupied in 2009.

WPP Group considers its properties, owned or leased, to be in good condition and generally suitable and adequate for the purposes for which they are used. See also Part 6 of this document. As of 31 December 2007, the fixed asset value (cost less depreciation) representing properties, both owned and leased, as reflected in WPP’s consolidated financial statements was approximately £244.3 million. As of 30 June 2008, this had decreased to £244.1 million.

The task of improving property utilisation continues to be a priority for the WPP Group, with a portfolio of approximately 19 million square feet worldwide. In December 2002, establishment cost as a percentage of revenue was 8.4%, with a goal of reducing this ratio to 7.0% in the medium term. At the end of 2004 the establishment cost to revenue ratio reduced to 7.6% and by December 2005 this ratio improved further to 7.2%, driven by better utilisation and higher revenues. In 2006 and 2007 further improvements were made and this ratio reduced slightly to 6.9%.

See note 3 to the Consolidated Financial Statements for a schedule by years of future minimum rental payments to be made and future sublease rental payments to be received, as of 31 December 2007, under non-cancellable operating leases of WPP.

16.	Current trading, trends and prospects

On 22 August 2008, the WPP Board announced its unaudited interim results for the six months ended 30 June 2008. These results reflected record levels of performance throughout all regions and sectors of the business and good revenue and operating profit growth.

Reportable revenue was up 14.3 per cent. to £3.3 billion. Revenue on a constant currency basis was up 8.1 per cent. compared with the first half of 2007, chiefly reflecting the strength of the Euro against the £ sterling in the first six months of 2008. On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 4.3 per cent. in the first half. Headline operating margins rose in line with objectives by 0.5 margin points to 13.6 per cent.

Reported profit before tax rose by 15.1% to £338.5 million from £294.1 million (up 3.4% in constant currencies) and headline profit before tax was up 15.1% to £389.1 million from £338.0 million (up 4.9% in constant currencies).

Diluted headline earnings per share rose by 21.4% to 22.1p from 18.2p. In constant currencies, earnings per share on the same basis rose by 9.3%. Diluted reported earnings per share were up 21.1% to 17.8p and up 6.4% in constant currencies.

The Board declared an increase of 20% in the interim ordinary dividend to 5.19p per share. The record date for this interim dividend is 10 October 2008, payable on 10 November 2008.

Average net debt in the first six months of 2008 rose by £621 million to £1,873 million, compared to £1,252 million for the same period in 2007, at 2008 exchange rates. On 30 June 2008, net debt was £1,857 million compared to £1,264 million at 30 June 2007, an increase of £593 million.

WPP Group’s profit performance in the first half of 2008 was strong, despite the general economic tightening in the United States and Western Europe in the second quarter. The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe continued to show double digit revenue growth, with the United Kingdom and Western Continental Europe improving in the second quarter, although they remained at mid single-digit rates. The United States, despite the uncertainties surrounding the financial markets, continued to grow, with revenues on a constant currency basis up 5.8%.

Levels of activity in 2008 should match those seen in 2007 and there are significant new business opportunities at both the network and parent company levels. Spending behind the United States Presidential Election and around the Beijing Olympic Games should continue to boost 2008 revenues. However, the outlook for 2009 remains less certain, particularly if the United States and Western European economies continue to be impacted by the financial crisis and commodity price increases. Despite these short-term uncertainties, the prospects for trading performance at WPP remain good. Margins remain strong in important parts of the business. In addition to influencing absolute levels of cost, the initiatives taken in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the WPP Group’s cost base. Flexible staff costs (incentives, freelancers and consultants), which remain at the historically highest levels of around 6-7% of revenues, will position the WPP Group very well to weather any economic slowdown.

Trading remains in line with the Board of WPP’s expectations for the year ending 31 December 2008. WPP believes that there will be a tougher trading environment in 2009 and the lengthening financial crisis has the potential to further impact consumer and client confidence.

PART 4

OPERATING AND FINANCIAL REVIEW

The following review of the WPP Group’s financial condition and operating results should be read in conjunction with the financial information incorporated by reference in this document, in accordance with the section headed “Incorporation of Relevant Information by Reference” and the other financial information included elsewhere in this document. This review contains forward looking statements based on current expectations and assumptions about the WPP Group’s future business. The WPP Group’s actual results could differ materially from those contained in the forward looking statements as a result of a number of factors including, but not limited to, the risk factors set out in the section headed “Risk Factors” and the factors stated in the paragraph entitled “Forward looking statements” in the section of this document headed “Presentation of Information”.

1.	Introduction

WPP Group’s reporting currency is pounds sterling. However, WPP Group’s significant international operations give rise to an exposure to changes in foreign exchange rates. The WPP Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or functional) currencies of its main operating units. The majority of the WPP Group’s debt is therefore denominated in US dollars and euros, as these are the predominant currencies of revenues.

To neutralise foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, WPP Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency (current and prior year local currency results translated into US dollars at a budget, or “constant”, foreign exchange rate).

2.	Operating Results

2.1	Overview

WPP Group is one of the world’s most comprehensive marketing communications groups. It operates through a large number of established national, multinational and global advertising and marketing services companies. WPP Group offers services in four reporting segments:

•	Advertising and Media Investment Management,

•	Information, Insight and Consultancy,

•	Public Relations and Public Affairs, and

•	Branding and Identity, Healthcare and Specialist Communications.

In 2007, 46% of WPP Group’s consolidated revenues were derived from Advertising and Media Investment Management, with the remaining 54% of its revenues being derived from the marketing services segments.

The WPP Group has established the following financial and strategic objectives:

(a)

To continue to raise operating margins (based on profit before interest and taxation, gains on disposal of investments, goodwill impairment and goodwill write-downs relating to utilisation of pre-acquisition tax losses, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates) to the levels of the best performing competition. This performance measure is used by management to assess the performance of the business. WPP Group’s operating margin measured on this basis increased 0.5 margin points to a record 15.0% in 2007 from 14.5% in 2006, in line with WPP Group’s objective.

(b)

To continue to increase flexibility in the cost structure by increasing WPP Group’s percentage of variable staff costs. Management believes this will afford WPP Group greater flexibility in the event revenue growth weakens. Peak flexibility historically was in 2000, at 6.6% of revenues in variable staff costs. Now at 7.4% in 2007, 7.7% in 2006 and 7.6% in 2005, the WPP Group has seen new peaks in flexibility.

(c)

To improve total share owner return by maximising the return on investment on WPP Group’s free cash flow across the alternatives of capital expenditure, mergers and acquisitions, and dividends or share buy-backs.

(d)

To continue to enhance the contribution of the parent company, beyond that of a financial holding company, to add value both to its clients and its people; and, further to focus on WPP Group’s role as a global corporate citizen by demonstrating leadership in corporate and social responsibility.

(e)	To place greater emphasis on revenue growth through WPP Group’s practice development activities, aimed at helping position WPP Group’s portfolio in the faster-growing functional and geographic areas.

(f)

To improve further the quality of WPP Group’s creative output by increasing training and development programmes, by recruiting external talent, by celebrating and rewarding outstanding creative success both tangibly and intangibly, by acquiring strong creative companies, and by encouraging, monitoring and promoting WPP Group’s companies’ achievements in winning creative awards.

2.2	Review of WPP Group’s interim results for the six months ended 30 June 2008

Summary

WPP Group’s results for the six months ended 30 June 2008 represented record levels of performance throughout all regions and sectors of the business and reflected good revenue and operating profit growth. Operating margin improved in line with objectives.

Reportable revenue was up 14.3% at £3.339 billion. Revenue on a constant currency basis was up 8.1% compared with the first half of 2007, chiefly reflecting the strength of the Euro against the £ sterling in the first six months of 2008.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 4.3% in the first half.

Operating profit was up 18.2% (8.2% in constant currencies) to £377.8 million for the first half of 2008. Headline profit before interest and taxation (profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates) was up 18.4% (9.2% in constant currencies) to £453.4 million from £383.1 million, giving an operating margin of 13.6% against 13.1% in the first half of 2007.

Before short-term and long-term incentives (including the cost of share-based compensation), operating margins were almost flat at 16.1%. Short and long-term incentives and the cost of share-based incentives amounted to £84.1 million or 16.3% of operating profits before bonus and taxes, compared to £92.2 million last year, partly as a result of currency movements, and partly the first half impact of additional investment in staff and space costs.

On a reported basis the Group’s staff cost to revenue ratio, including incentives, remained at 59.9% in the first half of 2008, the same as achieved in the same period last year, even after a continued investment in people. On a like-for-like basis, the average number of people in the Group, excluding associates, was 93,233 in the first half of the year, compared to 89,027 in 2007, an increase of 4.7%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2008 was 95,093 compared to 90,881 in June 2007, an increase of 4,212 or 4.6%. Of the additional 4,212 people at the end of June this year, 3,633 or 86% were added in the faster growing markets of Asia Pacific, Latin America, Middle East and Africa and Central and Eastern Europe.

Net finance costs (excluding the revaluation of financial instruments) were £64.3 million compared with £45.1 million in 2007, an increase of £19.2 million, reflecting higher levels of net debt as a result of net acquisition investments and share repurchases over the previous twelve months.

Headline profit before tax was up 15.1% to £389.1 million from £338.0 million or up 4.9% in constant currencies, primarily reflecting the impact of higher £ sterling translation of interest costs on Euro-denominated debt.

Reported profit before tax rose by 15.1% to £338.5 million from £294.1 million. In constant currencies pre-tax profits rose by 3.4%, again, primarily reflecting the impact of higher £ sterling translation of interest costs on Euro-denominated debt.

The tax rate on headline profit before tax was 26.0%, down 0.9 percentage points on the first half 2007 rate of 26.9%.

Profits attributable to share owners rose by 14.5% to £208.2 million from £181.9 million.

Diluted headline earnings per share rose by 21.4% to 22.1p from 18.2p. In constant currencies, earnings per share on the same basis rose by 9.3%. Diluted reported earnings per share were up 21.1% to 17.8p and up 6.4% in constant currencies.

The Board declared an increase of 20% in the interim ordinary dividend to 5.19p per share. The record date for this interim dividend is 10 October 2008, payable on 10 November 2008.

Segment performance

Revenue by Region

The pattern of revenue growth differed regionally. The table below gives details of revenue growth by region for the first six months of 2008:

Region	Reported Revenue Growth 08/07	Constant Currency[1] Revenue Growth 08/07	Like-for- like[2] Revenue Growth 08/07
	%	%	%
North America	7.0	6.5	2.1
United Kingdom	4.6	4.6	2.5
Continental Europe	20.5	4.8	3.2
Asia Pacific, Latin America, Africa & Middle East	26.7	17.6	10.7

TOTAL GROUP	14.3	8.1	4.3

1	Constant currency growth excludes the effects of currency movements
2	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

On a constant currency basis, the Group grew at over 8% and all regions continued to show growth. In North America, revenues were up 6.5%. In Europe, the United Kingdom was up 4.6% and Continental Europe up 4.8%. Central and Eastern Europe was up over 19%, Asia Pacific, Latin America, Africa and the Middle East were up over 17%. Again, the world grew at three speeds. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe grew fastest and the United Kingdom and Western Continental Europe slowest, with North America and Spain generally in between. The United States continued to grow, with revenue growth in the first half up 5.8%, on a constant currency basis.

Asia Pacific, Latin America, Africa and the Middle East, continued to be the fastest growing region, with revenues up over 17%, accelerating in the second quarter. Asia Pacific (including Australia and New Zealand and Japan) remained strong, with revenues up over 8%. Mainland China and India continued the rapid growth seen in 2007 with first half like-for-like revenues up over 17% and almost 26% respectively, with India growing at over 30% in the second quarter. Continental Europe was up 4.8%, with Central and Eastern Europe particularly strong up over 19%. The United Kingdom remained marginally the slowest growing region, with revenues up 4.6%.

The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, accounted for over 25% of the Group’s revenues in the first half of 2008, compared to 23% in the first half of last year.

Revenue by Communications Services Sector and Brand

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of revenue growth by communications services sector for the first six months of 2008:

	Reported Revenue Growth 08/07	Constant Currency[1] Revenue Growth 08/07	Like-for- like[2] Revenue Growth 08/07
Communications Services Sector	%	%	%
Advertising, Media Investment Management	11.5	4.3	3.8
Information, Insight & Consultancy	12.7	7.2	5.0
Public Relations & Public Affairs	13.8	9.0	7.5
Branding & Identity, Healthcare and Specialist Communications	20.1	14.7	3.5

TOTAL GROUP	14.3	8.1	4.3

1	Constant currency growth excludes the effects of currency movements
2	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

Media Investment Management continued to show the strongest growth of all our communications services, along with direct, internet and interactive, Public Relations and Public Affairs and Information, Insight and Consultancy. Direct and digitally-related activities now account for 25% of the Group’s total revenues, which are running at the rate of approximately US$13 billion per annum.

Public Relations and Public Affairs continued the strong growth, which started in 2006, continued throughout 2007 and into the first half of 2008, with constant currency revenues up 9.0%, reflecting the positive impact on the sector’s growth of fact-based polling techniques and social networking on the web, which demonstrates the increased use of editorial publicity over paid for publicity.

Almost 55% of the Group’s revenues came from outside Advertising and Media Investment Management, in the first half of 2008, compared to over 53% last year.

Advertising and Media Investment Management

On a constant currency basis, Advertising and Media Investment Management revenues grew by 4.3%, slightly up on the first quarter, with like-for-like revenue growth of 3.8%. Reported operating margins were up by 1.2 margin points to 15.9%.

Information, Insight and Consultancy

The Group’s Information, Insight and Consultancy businesses growth improved in the second quarter, with first half revenues, on a constant currency basis, up 7.2%. Reported operating margins were up by 0.4 margin points to 10.1%.

Public Relations and Public Affairs

In constant currencies, the Group’s Public Relations and Public Affairs revenues rose by 9.0%, with like-for-like growth of 7.5%. Reported operating margins were up by 1.4 margin points to 16.1%.

Branding and Identity, Healthcare and Specialist Communications

The Group’s Branding and Identity, Healthcare and Specialist Communications (including direct, internet and interactive) constant currency revenues were up 14.7%. Reported operating margins were down by 0.9 margin points to 10.7%. Particularly good performances were registered by several companies in this sector in the first half including, in promotion and direct marketing OgilvyAction, OgilvyOne, RMG Connect, Wunderman, 24/7 Real Media and Schematic; in branding and identity Addison, The Brand Union, Lambie-Nairn and VBAT; and in specialist communications, The Farm, The Food Group, Headcount, Metro Group and Spafax.

Cash Flow and Balance Sheet

In the first half of 2008, operating profit was £378 million, depreciation, amortisation and impairment £125 million, non-cash share-based incentive charges £30 million, net interest paid £67 million, tax paid £84 million, capital expenditure £74 million and other net cash inflows £11 million. Free cash flow available for working capital requirements, debt repayment, acquisitions and share re-purchases was, therefore, £319 million. This free cash flow was absorbed by £176 million in net cash acquisition payments and investments (of which £100 million was for initial acquisition payments net of disposal proceeds, £30 million was for earnout payments, £43 million for investments and the balance of £3 million related to prior year loan note redemptions), and £112 million by share re-purchases, a total outflow of £288 million. This resulted in a net cash inflow of £31 million, before any changes in working capital.

Average net debt in the first six months of 2008 rose by £621 million to £1,873 million, compared to £1,252 million in 2007, at 2008 exchange rates. On 30 June 2008 net debt was £1,857 million, against £1,264 million on 30 June 2007, an increase of £593 million. These figures reflect the level of acquisition activity and share buy-backs for the previous twelve months.

In the first half of 2008, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes were concentrated in advertising and media investment management in the United States, the United Kingdom, France, the Netherlands, Switzerland, Ukraine, the Middle East, Chile, Guatemala and China; in information, insight & consultancy in the United States, the United Kingdom, Spain and India; in public relations and public affairs in the United Kingdom and China; in direct, internet and interactive in the United States, China (digital), India, Japan (digital) and Malaysia.

In addition to increasing the interim dividend by 20% to 5.19p per share, the WPP Group has continued to focus on examining the alternative between increasing dividends and accelerating share buy-backs. Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4-5% of the Group’s share capital in 2007 and 2008, 18.8 million ordinary shares, equivalent to 1.6% of the share capital, were purchased at an average price of £5.96 per share and total cost of £112.2 million in the first half. All of these shares were purchased in the market and subsequently cancelled. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value than sporadic buy-backs. The Group is currently running at an annual rate of share buy-backs of slightly over 3%, partly reflecting the requirement to withdraw from the market in the midst of the bid for TNS.

2.3	Review of WPP Group’s results for the year ended 31 December 2007

The following discussion is based on WPP Group’s audited Consolidated Financial Statements for the year ended 31 December 2007. The Consolidated Financial Statements have been prepared under IFRS (incorporating IAS).

The financial world’s sub-prime and insurance monoline credit crisis had little or no impact on the WPP Group’s financial performance in 2007. Despite the lack of any maxi-quadrennial or mini-quadrennial events, the WPP Group’s business model continued to deliver. All geographical and functional segments showed growth. Three geographical growth speeds remain though – fastest growth in Asia Pacific, Latin America, Africa, the Middle East and Central and Eastern Europe; a surprisingly steady speed in the United States; and a slower speed in Western Europe excluding Spain.

2007 also marked continued client focus on top-line growth, as corporate profitability, margins and liquidity continued to improve significantly. Corporate profitability remains at historically high levels on both sides of the Atlantic. This resulted in continued high levels of new business activity.

Network television price inflation and declining audiences, fragmentation of traditional media and rapid development of new technologies continued to drive experimentation by WPP Group’s clients in new media and non-traditional alternatives. 1998 was really the first year when WPP Group’s marketing services activities represented over 50% of WPP Group revenue. By 2004, these activities represented almost 54% of WPP Group revenue. In 2005, they represented 52%, as Media Investment Management was again the fastest growing part of WPP Group’s business, following major success in winning media planning and buying consolidations, and reflected the first time inclusion of Grey Worldwide and MediaCom.

In 2006, the underlying relative strength of “below-the-line” services re-asserted itself, as marketing services grew to 52.5% of revenues. In 2007, they grew further to 53.8%. In addition, in 2007, WPP Group’s broadly-defined internet-related revenue was almost US$2.8 billion or 23% of WPP Group’s worldwide reported revenue and WPP Group’s narrowly-defined internet-related revenue was almost US$1.5 billion or 12% of WPP Group’s worldwide reported revenue. These are both more than the 10% for on-line media’s share of total advertising spend both in the United States and worldwide. The new media continue to build their share of client spending.

Segment performance

Management reviews the WPP Group’s businesses in constant currency to better illustrate the underlying trends from one year to the next. Further, management reviews the WPP Group’s businesses on a like-for-like basis, in which current year actual results on a constant currency basis (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results adjusted to include the results of acquisitions for the commensurate period in the prior year. Management believes that discussing like-for-like revenues provides a better understanding of WPP Group’s revenue performance and trends because it allows for more meaningful comparisons of current period revenue to that of prior periods. The following table reconciles reported revenue growth for 2007 and 2006 to like-for-like revenue growth for the same periods.

	(£m)	(%)
2005 Reportable Revenue	5,374
Impact of exchange rate changes	(54)	(1.0)
Changes in scope of consolidation	285	5.3
2005 Revenue at comparable exchange rates and scope of consolidation	5,605
Like-for-like growth	303	5.4
2006 Reportable Revenue	5,908
Impact of exchange rate changes	(189)	(3.2)
Changes in scope of consolidation	170	2.9
2006 Revenue at comparable exchange rates and scope of consolidation	5,889
Like-for-like growth	297	5.0
2007 Reportable Revenue	6,186

To supplement the reportable currency segment information presented in note 2 to the Consolidated Financial Statements, the table below gives details of revenue growth by region and business segment on a reported, constant currency, and like-for-like basis.

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue growth %+/(-)
	2007	2006	2007	2006	2007	2006
North America	-1.1	+8.7	+7.6	+10.3	+3.8	+4.6
United Kingdom	+4.0	+6.0	+4.0	+6.0	+2.1	+1.8
Continental Europe	+8.1	+8.7	+7.0	+9.0	+3.9	+5.1
Asia Pacific, Latin America, Africa & Middle East	+11.7	+17.1	+13.7	+18.3	+10.9	+9.6

Total WPP Group	+4.7	+9.9	+8.2	+10.9	+5.0	+5.4

	Reported Revenue growth %+/(-)		Constant Currency Revenue growth %+/(-)		Like-for-Like Revenue growth %+/(-)
	2007	2006	2007	2006	2007	2006
Advertising and Media Investment Management	+2.3	+7.7	+5.1	+8.5	+4.5	+4.3
Information, Insight and Consultancy	+1.4	+10.2	+4.5	+11.2	+2.7	+4.1
Public Relations and Public Affairs	+7.7	+11.5	+12.6	+12.4	+8.2	+5.9
Branding and Identity, Healthcare and Specialist Communications	+9.6	+13.3	+14.1	+14.6	+6.1	+7.8

Total WPP Group	+4.7	+9.9	+8.2	+10.9	+5.0	+5.4

The US continued to grow, with like-for-like revenue growth of almost 4%, Latin America remained one of the fastest growing regions, as it has been over the last three years, accelerating in the second half to almost 14%.

Asia Pacific remained strong across the region, with Mainland China and India growing fastest, with like-for-like revenue growth rates of over 31% and almost 23% respectively.

Continental Europe, although relatively more difficult, improved significantly in the second half, with like-for-like growth of almost 5%. In the final quarter, like-for-like growth was over 6%. In the UK, 2% like-for-like growth in the second half was broadly similar to the first half. As seen in the first half, but even more pronounced in the second half, rates of growth in Europe continued to be two-paced, with Western Continental Europe softer and Central and Eastern Europe, Russia and the other CIS countries, in particular, more buoyant.

Of the big five Western European markets, Spain remained a stronger growth market (though there are now real estate bubble worries), although Germany and Italy began to show some renewed signs of life.

The faster-growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe accounted for over 24% of revenues in 2007, against the target of one-third over the next five to ten years.

Performance of the WPP Group’s businesses is reviewed by management based on profit before interest and taxation, investment gains and write-downs, goodwill impairment and goodwill write-downs relating to utilisation of pre-acquisition tax losses, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates. A table showing these amounts by segment for each of the three years ended 31 December 2007 is presented in note 2 to the Consolidated Financial Statements. Related performance margins by region and business segment are shown below.

	2007	2006	2005
North America	17.3%	17.0%	16.6%
United Kingdom	12.0%	11.4%	10.5%
Continental Europe	13.5%	12.7%	12.5%
Asia Pacific, Latin America, Africa and Middle East	15.0%	14.5%	13.7%

Advertising and Media Investment Management	16.3%	15.8%	15.5%
Information, Insight and Consultancy	11.5%	11.1%	10.3%
Public Relations and Public Affairs	16.6%	15.0%	14.1%
Branding and Identity, Healthcare and Specialist Communications	14.2%	14.1%	13.6%

2007 compared with 2006

Revenues – Reported revenues were up 4.7% in 2007 to £6,185.9 million from £5,907.8 million in 2006. On a constant currency basis, revenue was up 8.2% and gross margin up 7.8%, with all regions showing revenue growth, as detailed in the table above. In 2007, acquisitions contributed £132.2 million to revenue. Acquisitions completed in 2006 did not make a material contribution to revenue. On a like-for-like basis, revenues were up 5.0% and gross margin was up 5.1%. Like-for-like revenues were up 5.3% in the first half of 2007 and 4.8% in the second half, continuing the strong growth of 5.4% in 2006, with the fourth quarter of 2007 up 4.9%.

Operating costs – Reported operating costs increased by 3.6%. Reported operating costs including direct costs (but excluding goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangibles and investment gains and write-downs) rose in 2007 by 4.2% and by 7.9% in constant currency (over 4.6% on a like-for-like basis) from the previous year.

Staff costs excluding incentives (which include the costs of share based payments) in 2007 were up 4.6%. Charges for incentive payments (including the cost of share-based compensation) totalled £230.7 million in 2007

(£246.9 million in 2006), down 6.6%, which represents 20.6% (compared with 23.1%, in 2006) of operating profit before bonuses, income from associates, investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets. Before these incentive payments, operating margins remained strong at 18.7%. The reported staff cost to revenue ratio improved 0.5 margin points to 58.3% compared with 58.8% in 2006.

Part of the WPP Group’s strategy is to continue to increase variable staff costs (freelance, consultants and charges for incentive payments, including share option charges) as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues and recessions or slowdowns. Variable staff costs as a proportion of total staff costs was 12.7% in 2007, a marginal change of 0.3 percentage points from 13.0% in 2006.

Establishment costs as a proportion of revenues continued to improve slightly from 7.1% in 2006 to 6.9% in 2007, driven by better property utilisation and higher revenues.

Goodwill impairment charges of £44.1 million and £35.5 million were recorded in the years ended 31 December 2007 and 2006, respectively. The impairment charges relate to certain under-performing businesses in the WPP Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. Goodwill write-downs in relation to the utilisation of pre-acquisition tax losses of £1.7 million and £8.8 million were taken in 2007 and 2006, respectively. These write-downs were due to the better than expected performance of certain acquisitions in the year, which enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable. Additionally, in 2007 and 2006, an impairment charge on acquired intangible assets was recorded for £1.5 million, resulting from certain client relationships which were lost during the years concerned.

Operating profit – Reported operating profit was up 8.5% to £804.7 million in 2007 from £741.6 million in 2006. Reported operating margins increased from 12.6% to 13.0%. Reported operating income, including income from associates, was £846.1 million in 2007, up 8.1% from £782.7 million in 2006. Reported operating margins, including income from associates, were 13.7% and 13.2% in 2007 and 2006, respectively. While margins improved overall they were negatively impacted by 1.4% in 2007 and 1.5% in 2006 due to goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangibles taken on subsidiaries in each year. The impact of profits on disposal of equity investments was immaterial in both 2007 and 2006. Headline operating margins, including income from associates, increased to 15.0% in 2007 from 14.5% in 2006 before investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets and share of exceptional gains of associates. For 2007, the post-acquisition contribution of all acquisitions to the WPP Group’s operating profit was £14.7 million. For 2006, the post-acquisition contribution of acquisitions to the WPP Group’s operating profit was not material.

The WPP Group has released £16.8 million in 2007 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2006 and £10.6 million in 2006 related to acquisitions completed prior to 2005. Further details of the WPP Group’s approach to acquisition accounting is given in Note 28 to the Consolidated Financial Statements.

Finance income/costs – Finance income increased to £139.4 million in 2007 from £111.0 million in 2006 mainly due to higher interest rates on higher cash balances. Finance costs increased to £266.1 million in 2007 from £211.7 million in 2006, reflecting higher interest rates on variable interest rate debt. Therefore, net finance costs increased by £26 million, largely reflecting the higher interest rates, the impact of the cash cost of the acquisition of 24/7 Real Media, Inc. in July 2007, partly offset by the impact of improved liquidity as a result of a reduction in average working capital.

Taxes – WPP’s tax rate on reported profits in 2007 was 28.4% compared to 29.2% in 2006. This decrease reflects the continuing positive impact of the WPP Group’s tax planning initiatives.

Profit for the year – Profit for the year attributable to equity holders of the parent was £465.9 million in 2007 against £435.8 million in 2006. The increase was driven by improved results of operations during the year, partially offset by increased net finance costs.

2006 compared with 2005

Revenues – Reported revenues were up 9.9% in 2006 to £5,907.8 million from £5,373.7 million in 2005. On a constant currency basis, revenue was up 10.9% and gross margin up 10.3%, with all regions showing revenue growth, as detailed in the table above. Acquisitions completed in 2006 did not make a material contribution to revenue. In 2005, acquisitions contributed £757.4 million to revenue including £695.0 million from the acquisition of Grey. On a like-for-like basis, revenues were up 5.4% and gross margin was up 5.7%. Like-for-like revenues were up 5.0% in the first half of 2006 and 5.7% in the second half, continuing the strong growth of 5.5% in 2005, with the fourth quarter of 2006 accelerating to 7.2%. The fourth quarter was WPP’s first US$3 billion revenue quarter.

Operating costs – Reported operating costs increased by 8.7%. Reported operating costs including direct costs (but excluding goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangibles and investment gains and write-downs) rose in 2006 by 9.3%, and by 10.1% in constant currency (over 4.3% on a like-for-like basis) from the previous year.

Staff costs excluding incentives (which include the costs of share-based payments) in 2006 were up 9.1%. Charges for incentive payments (including the cost of share-based compensation) totalled £246.9 million in 2006 (£227.6 million in 2005), an increase of 8.4%, which represents 23.1% (compared with 24.0% in 2005) of operating profit before bonuses, investment gains and write-downs, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets. Before these incentive payments, operating margins increased 0.4 margin points in 2006 to 18.7% from 18.3% in 2005. The reported staff cost to revenue ratio improved 0.5 margin points to 58.8% compared with 59.3% in 2005.

Part of the WPP Group’s strategy is to continue to increase variable staff costs (freelance, consultants and charges for incentive payments, including share option charges) as a proportion of total staff costs and revenue, as this provides flexibility to deal with volatility in revenues. There was a slight deterioration in variable staff costs as a proportion of total staff costs in 2005. This ratio decreased to 12.8% in 2005 (including 1.0 percentage point attributable to share-based compensation), but in 2006 the ratio strengthened again to 13.0%.

Establishment costs as a proportion of revenues continued to improve slightly from 7.2% in 2005 to 7.1% in 2006, driven by better property utilisation and higher revenues.

Goodwill impairment charges of £35.5 million and £46.0 million were recorded in the years ended 31 December 2006 and 2005, respectively. The impairment charges relate to certain under-performing businesses in the WPP Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses was sufficiently severe to indicate impairment to the carrying value of goodwill. Goodwill write-downs in relation to the utilisation of pre-acquisition tax losses of £8.8 million and £1.1 million were taken in 2006 and 2005, respectively. These write-downs were due to the better-than-expected performance of certain acquisitions in the year, which enabled the utilisation of pre-acquisition tax attributes that previously could not be recognised at the time of acquisition due to insufficient evidence that they were recoverable. Additionally, in 2006, an impairment charge on acquired intangible assets was recorded for £1.5 million resulting from certain client relationships which were lost during the year. In 2005 no such impairment arose.

Operating profit – Reported operating profit was up over 13.6% to £741.6 million in 2006 from £652.8 million in 2005. Reported operating margins increased from 12.1% to 12.6%. Reported operating income, including income from associates, was £782.7 million in 2006, up 14.0% from £686.7 million in 2005. Reported operating margins, including income from associates, were 13.2% and 12.8% in 2006 and 2005, respectively. While margins improved overall they were negatively impacted by 1.5% in 2006 and 1.3% in 2005 due to goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangibles taken on subsidiaries in each year. Margins were positively impacted by 0.1% in 2006 and 2005 by profits on disposal of equity investments. Additionally, in 2006, margins were positively impacted by 0.1% due to share of exceptional gains of associates. Therefore, operating margins, including income from associates, increased to 14.5% in 2006 from 14.0% in 2005 before investment gains, goodwill impairment and other goodwill write-downs, and amortisation and impairment of acquired intangible assets and share of exceptional gains of associates. For 2006, the post-acquisition contribution of acquisitions to the WPP Group’s operating profit was not material. For 2005, the post-acquisition contribution of Grey to the WPP Group’s 2005 operating profit was £68.6 million, and the contribution of other acquisitions completed during the year was £6.0 million in the aggregate.

The WPP Group has released £10.6 million in 2006 to operating profit relating to excess provisions and other balances established in respect of acquisitions completed prior to 2005 and £10.1 million in 2005 related to acquisitions completed prior to 2004. Further details of the WPP Group’s approach to acquisition accounting is given in Note 28 to the Consolidated Financial Statements.

Finance income/costs – Finance income increased to £111.0 million in 2006 from £87.6 million in 2005 mainly due to higher interest rates on higher cash balances. Finance costs increased to £211.7 million in 2006 from £182.3 million in 2005, reflecting higher interest rates on variable interest rate debt. Therefore, net finance costs increased by £6.0 million, largely reflecting the higher interest rates, offset by the impact of improved liquidity as a result of a reduction in average working capital.

Taxes – WPP’s tax rate on reported profits in 2006 was 29.2% compared to 32.8% in 2005. This decrease reflects the continuing positive impact of the WPP Group’s tax planning initiatives, particularly in relation to Grey, which had a tax rate on acquisition in excess of 45%.

Profit for the year – Profit for the year attributable to equity holders of the parent was £435.8 million in 2006 against £363.9 million in 2005. The increase was driven by improved results of operations completed during the year, partially offset by increased non-cash depreciation and amortisation charges.

3.	Liquidity and Capital Resources

General – The primary sources of funds for the WPP Group are cash generated from operations and funds available under its credit facility and US commercial paper programme. The primary uses of cash funds in recent years have been for debt service and repayment, capital expenditures, acquisitions, share repurchases and cancellations and dividends. For a breakdown of WPP Group’s sources and uses of cash see the “Consolidated Cash Flow Statements” included as part of WPP Group’s Consolidated Financial Statements.

WPP Group spent £744.4 million and £252.5 million on acquisitions and investments in 2007 and 2006, respectively, including payments on loan note redemptions and earnout consideration resulting from acquisitions in prior years. For the same periods, cash spent on purchases of property, plant and equipment and other intangible assets was £170.8 million and £184.5 million, respectively, and cash spent on share repurchases and buy-backs was £415.4 million and £257.7 million, respectively.

As WPP Group expects that necessary capital expenditure, spent mainly on information technology and property, will remain approximately equal to the depreciation charge in the long-term, WPP Group has concentrated on examining potential acquisitions and on returning excess capital to share owners in the form of dividends and/or share buy-backs. Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4 to 5% of the WPP Group’s share capital in 2007 and 2008, in 2007, 59.19 million ordinary shares (of which 57.19 million were cancelled), or 4.7% of WPP’s share capital, were repurchased at a total cost of £415.4 million and average price of £7.03 per share.

The WPP Group’s liquidity is affected primarily by the working capital flows associated with its media buying activities on behalf of clients. The working capital movements relate primarily to the WPP Group’s billings. Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. In 2007, billings were £31.666 billion, or 5.1 times the revenue of the WPP Group.4 The inflows and outflows associated with media buying activity therefore represent significant cash flow within each month of the year and are forecast and re-forecast on a regular basis throughout the year by the WPP Group’s treasury staff so as to ensure that there is continuing coverage of peak requirements through committed borrowing facilities from the WPP Group’s bankers and other sources.

Liquidity risk management – The WPP Group manages liquidity risk by ensuring continuity and flexibility of funding even in difficult market conditions. Undrawn committed borrowing facilities are maintained in excess of peak net borrowing levels and debt maturities are closely monitored. Targets for average net debt are set on an annual basis and, to assist in meeting this, working capital targets are set for all the WPP Group’s major operations.

US commercial paper programme – The WPP Group has a US$1.4 billion US Commercial Paper Programme using the Revolving Credit Facility as a backstop. The WPP Group’s borrowings under this programme are notes issued in US dollars and swapped into other currencies as required. The average commercial paper outstanding since the launch of the programme was US$476 million at an average interest rate of 5.4%. There was no US Commercial Paper outstanding at 31 December 2007.

Bond Issues – At 31 December 2007, the WPP Group had the sterling equivalent of £2,340 million of bonds outstanding. The unmatured bonds (save for the convertible debentures) contain negative pledge provisions which restrict the WPP Group from issuing similar bonds on a secured basis. Details on the bond issues are as follows:

(a)

US$ bonds – At 31 December 2007, the WPP Group had in issue US$100 million of 6.875% bonds due July 2008 (this was redeemed at maturity on 15 July 2008) and US$650 million of 5.875% bonds due June 2014.

(b)

Eurobonds – In November 2007, the WPP Group issued €500 million of 5.25% bonds due January 2015, the Issuer being WPP Finance S.A. At 31 December 2007, the WPP Group also had in issue €600m of 4.375% bonds due December 2013 and €650 million of 6.0% bonds due June 2008 (this was redeemed at maturity on 18 June 2008). In May 2008, the WPP Group issued €750 million of 6.625% bonds due May 2016.

(c)

Sterling bonds – In April 2007, the WPP Group issued £400 million of 6% bonds due April 2017. In November 2007 the WPP Group issued £200 million of 6.375% bonds due November 2020, the Issuer being WPP Finance S.A.

(d)	Convertible bonds – During 2007, the WPP Group redeemed £450 million of 2% convertible bonds on their due date of April 2007.

(e)	Convertible debentures – In March 2005, with the purchase of Grey Global Group, Inc., the WPP Group became a co-obligor of US$150 million of 5% convertible debentures due 2033. Each debenture holder

4	Unaudited information sourced from WPP’s 2007 Annual Report and Accounts (page 4).

has a redemption option on a change of control and the right to require Grey Global Group, Inc. (formerly Abbey Merger Corporation) and WPP (as co-obligor) to repurchase as at each of 28 October 2008, 2010 and 2013 all or a portion of the holder’s then outstanding debentures at par (US$1,000 per debenture) plus the amount of accrued and unpaid interest. WPP, together with Grey Global Group, Inc. (formerly Abbey Merger Corporation), has the right subject to the payment of any accrued and unpaid interest to call the bond at par including accrued and unpaid interest (and interest on any unpaid interest) from 2013. Each US$1,000 of principal amount is initially convertible into 11.820362 WPP ADSs and US$499.31 of cash and is convertible at the option of the holder at any time. The effective interest rate on the liability component is 4.5%.

Banking facilities – Details of WPP’s banking facilities are as follows:

(a)

Term facility – The WPP Group has a £650 million 364 day term facility entered into on 9 July 2008 which can be extended by up to 12 months at the option of the WPP Group which can be drawn to fund the TNS Offer. The interest rate of the facility depends on the long-term senior unsecured debt rating of WPP published by Moody’s or Standard & Poor’s.

(b)

Revolving credit facilities – The WPP Group has a US$1.6 billion seven-year revolving credit facility due August 2012. The WPP Group’s borrowings under this facility, which are drawn down predominantly in US dollars, Canadian dollars and pounds sterling, averaged US$377 million in 2007 at an average interest rate of 5.95% inclusive of margin. The WPP Group had available undrawn committed facilities of £759 million at 31 December 2007 (£817 million at 31 December 2006). The facility contains restrictive covenants, including restrictions on any member of the WPP Group granting security over or disposing of any of its assets, incurring financial indebtedness or granting guarantees. The facility also contains covenants that the interest cover ratio for each financial period will equal or exceed 5.0 to 1 and that the ratio of consolidated total net debt to consolidated operating profits before depreciation and amortisation for any financial period will not exceed 3.5 to 1. The WPP Group also has a £600 million three-year revolving credit facility entered into on 9 July 2008. The interest rate of the facility depends on the long-term senior unsecured debt rating of WPP published by Moody’s or Standard & Poor’s.

Borrowings under the above banking facilities are governed by certain financial covenants based on the results and financial position of the WPP Group, including requirements that: (i) the interest coverage ratio for each financial period will equal or exceed 5.0 to 1; and (ii) the ratio of consolidated total net debt to consolidated operating profits before depreciation and amortisation for any financial period shall not exceed 3.5 to 1, both covenants as defined in the relevant agreement. The WPP Group is in compliance with both covenants.

Hedging of financial instruments – The WPP Group’s policy on interest rate and foreign exchange rate management sets out the instruments and methods available to hedge interest and currency risk exposures and the control procedures in place to ensure effectiveness. The WPP Group uses derivative financial instruments to reduce exposure to foreign exchange risk and interest rate movements. The WPP Group does not hold or issue derivative financial instruments for speculative purposes.

As at 31 December 2007, the WPP Group’s net debt was £1,286 million, up £471 million from £815 million in 2006. Net debt averaged £1,458 million in 2007, against £1,153 million in 2006 (up £305 million at 2007 exchange rates). Advertising and media campaigns tend to be concentrated in the pre-summer and Christmas periods. This seasonality of media campaigns leads to a corresponding seasonality of working capital requirement. Net debt therefore tends to peak in the autumn and was at its highest at £1,431.8m, £1,575.0m and £2,003.3m in 2005, 2006 and 2007 respectively.5

Cash flow strengthened as a result of improved working capital management and cash flow from operations. In 2007, operating profit before investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and non-cash based incentive compensation was £950 million, capital expenditure £171 million, depreciation £144 million, tax paid £151 million, interest and similar charges paid £106 million and other net cash inflows of £32 million. Free cash flow available for debt repayment, acquisitions, share buy-backs and dividends was therefore £698 million. This free cash flow was more than absorbed by £675 million in net acquisition payments and investments, share repurchases and cancellations of £415 million and dividends of £139 million. This resulted in a net outflow of £531 million.6

The WPP Group bases its internal cash flow objectives on free cash flow. Free cash flow is a non-GAAP financial measure. Management believes free cash flow is meaningful to investors because it is the measure of WPP Group funds available for acquisition-related payments, dividends to shareowners, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the WPP Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the WPP Group (in the form of payments of interest, corporate taxation and capital

5	Unaudited information sourced from WPP’s management accounts showing daily cash reports for 2005, 2006 and 2007.
6	Unaudited information sourced from WPP’s 2007 Annual Report and Accounts (page 148).

expenditure). Net working capital movements are excluded from this measure since these are principally associated with WPP Group’s media buying activities on behalf of clients and are not necessarily within the control of the WPP Group. This computation may not be comparable to that of similarly titled measures presented by other companies.

A tabular reconciliation of free cash flow is shown below.

	2007 £m	2006 £m	2005 £m
Net cash inflow from operating activities	891.3	661.4	837.5
Plus:
Issue of shares	34.8	70.9	20.3
Proceeds on disposal of property, plant and equipment	8.3	22.4	6.7
Less:
Movements in working capital and provisions	(25.4)	171.1	(107.6)
Gains/(losses) on sale of property, plant and equipment	(1.0)	3.7	(1.1)
Purchases of property, plant and equipment	(151.1)	(167.8)	(160.5)
Purchase of other intangible assets (including capitalised computer software)	(19.7)	(16.7)	(10.8)
Dividends paid to minority shareholders in subsidiary undertakings	(38.9)	(28.8)	(24.0)
Free cash flow	698.3	716.2	560.5

Because of the seasonal swings in WPP Group’s working capital generally, and those resulting from WPP’s media buying activities on behalf of WPP Group’s clients in particular, together with the fact that WPP Group chooses for commercial reasons to locate the debt of the WPP Group in particular countries and leave cash resources in others, though WPP Group’s cash resources could be used to repay the debt concerned, management believes that net debt, also a non-GAAP financial measure, is an appropriate and meaningful measure of the debt levels within the WPP Group. WPP Group similarly believes average net debt to be a more accurate reflection of the amount of debt the WPP Group has supporting its activities through the year.

The following table is an analysis of net debt.

	2007 £m	2006 £m	2005 £m
Debt financing	(3,325.9)	(2,478.3)	(1,919.2)
Cash and short-term deposits	2,040.2	1,663.7	1,115.2
Net debt	(1,285.7)	(814.6)	(804.0)

As at 31 December 2007, WPP Group’s credit rating was “BBB+” (S&P) and “Baa2” (Moody’s). These ratings have been at this level since 2003.

Following approval by share owners at an Extraordinary General Meeting on 26 September 2005, and after obtaining Court approval, the WPP Group’s corporate structure was changed in October 2005. This primarily involved the introduction of a new parent undertaking in the UK. This reorganisation resulted in the creation of more than £5 billion of additional distributable reserves, which the WPP Board considered necessary to provide for likely requirements for dividends and share repurchases in the medium to long term.

4.	Trend Information

The discussion below includes forward looking statements regarding plans, objectives, projections and anticipated future performance based on assumptions that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward looking statements. See “forward looking statements” in the “Presentation of Information” section of this document.

The Group’s profit performance in the first half of 2008 was strong, despite the general economic tightening in the United States and Western Europe in the second quarter. The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, continue to show double digit revenue growth, with the United Kingdom and Western Continental Europe improving in the second quarter, although they remain at mid single-digit rates. The United States, despite the continuing uncertainties surrounding the financial markets, continued to grow, with revenues on a constant currency basis up 5.8%7.

Functionally, media investment management public relations and public affairs, direct, internet and interactive

7	WPP’s unaudited interim financial statements for the period ended 30 June 2008 – page 7.

and information, insight and consultancy, continue to grow strongly. Healthcare communications, particularly in the United States owing to FDA non-approvals of new drugs, some project-based specialist communications activities and traditional advertising in the mature markets of the United States, United Kingdom, France, Germany, Italy and Spain, performed at or below the Group’s revenue growth for the period.

Levels of activity in 2008 should match those seen in 2007 and there are significant new business opportunities at both the network and parent company levels. Spending behind the United States Presidential Election and around the Beijing Olympic Games should continue to boost 2008 revenues, as well as some clients taking the view, that our research supports, that the cost of cutting brand spending at this stage of the cycle is too costly in the long-term. However, the prospects for 2009 remain less certain, particularly if the United States and Western European economies continue to be impacted by the financial crisis and commodity price increases. In addition, the new United States President will have to wrestle with twin fiscal and budget deficits in early 2009 and post the Olympics, Chinese growth may slow due to inflationary (particularly food price) concerns and the impact that a weakening United States economy has on the rest of the world. In mid-2009 the financial markets may start to rebound and 2010, in the real world, continues to look better, with the prospect of the impact of “mini-quadrennial” events such as the FIFA World Cup in South Africa, the Winter Olympics in Vancouver, the mid-term Congressional elections in the United States, the World Expo in Shanghai and the Asian Games in Guangzhou.

Despite these shorter-term uncertainties, the prospects for trading performance improvements at WPP remain good. Eighteen months ago the Group increased its margin target for 2009 to 16.0% and for 2010 to 16.5%. Our long-term operating margin target remains 19%.

5.	Tabular Disclosure of Contractual Obligations

The following summarises WPP Group’s estimated contractual obligations at 31 December 2007, and the effect such obligations are expected to have on its liquidity and cash flows in the future periods. Certain obligations presented below held by one subsidiary of the WPP Group may be guaranteed by another subsidiary in the ordinary course of business.

						Payments due
	Total (£m)	2008 (£m)	2009 (£m)	2010 (£m)	2011 (£m)	2012 (£m)	Beyond 2012 (£m)
Contractual obligations:
Long-term debt[1]
Eurobonds	1,287.0	478.0	—	—	—	—	809.0
Sterling bonds	600.0	—	—	—	—	—	600.0
USA bonds	378.2	50.4	—	—	—	—	327.8
Grey convertible bonds[2]	75.7	75.7	—	—	—	—	—
Other	0.3	0.3	—	—	—	—	—
Subtotal	2,341.2	604.4	—	—	—	—	1,736.8
Interest payable	786.6	114.9	94.6	94.6	94.6	94.6	293.3
Operating leases	1,359.2	217.2	175.1	154.6	123.8	106.2	582.3
Capital commitments[3]	24.1	20.2	3.9	—	—	—	—
Investment commitments[3]	34.7	26.9	1.5	2.2	0.9	3.2	—
Estimated obligations under acquisition earnouts	319.0	57.3	62.8	85.4	65.0	48.5	—

Total	4,864.8	1,040.9	337.9	336.8	284.3	252.5	2,612.4

Notes

1	In addition to long-term debt, WPP had short-term overdrafts at 31 December 2007 of £977.9 million.
2

The Grey convertible bonds are due for payment in 2033 but have been presented above as due in 2008 because each bond holder has the right to require Grey and WPP (as co-obligor) to repurchase as at each of 28 October 2008, 2010 and 2013 all or a portion of the holder’s then outstanding bonds at par plus accrued interest.

3

Capital commitments include commitments contracted, but not provided for in respect of property, plant and equipment. Investment commitments include commitments contracted, but not provided for in respect of interests in associates and other investments.

WPP Group expects to make annual contributions to its funded defined benefit schemes, as determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006, the WPP Group implemented a funding strategy under which it expects to fully eliminate the deficit for funded schemes by 31 December 2010. Employer contributions in 2007 were £47.0 million (2006: £48.6 million) and are expected to be £39.4 million in 2008. Projections for years after 2008 are subject to a number of factors, including future asset performance and changes in assumptions which mean WPP is unable to make sufficiently reliable estimations of future contributions.

5.1	Capital Structure

At 31 December 2007, WPP Group’s capital base was comprised of 1,191,491,263 ordinary shares of 10 pence each. At 30 June 2008, 1,174,251,830 ordinary shares of 10 pence each were in issue.

5.2	Property Costs

The task of improving property utilisation continues to be a priority for the WPP Group with a portfolio of approximately 19 million square feet worldwide.

5.3	Inflation

As in 2006, in management’s opinion the effect of inflation has not had a material impact on WPP Group’s results for the year or financial position as at 31 December 2007.

5.4	Use of Estimates

The preparation of financial statements requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

5.5	Critical Accounting Policies

WPP Group’s financial statements have been prepared in accordance with IFRS. A summary of the WPP Group’s principal accounting policies are described in the first section of notes to the Consolidated Financial Statements, entitled “Accounting Policies”. WPP Group believes certain of these accounting policies are particularly critical to understanding the more significant judgements and estimates used in the preparation of its Consolidated Financial Statements. Therefore, WPP Group has prepared the following supplemental discussion of critical accounting policies, which should be read together with WPP Group’s Consolidated Financial Statements and notes to them.

(a)	Goodwill and other intangibles

WPP Group has a significant amount of goodwill and other intangible assets. In accordance with the guidance provided by IAS 36 “Impairment of Assets”, WPP Group initially tests the carrying value of goodwill and other indefinite lived intangible assets for impairment annually as at 30 June of each year, and then updates the review as at 31 December or whenever there is an indication of impairment.

Under IFRS, an impairment charge is required for both goodwill and other indefinite lived assets when the carrying amount exceeds the “recoverable amount”, defined as the higher of fair value less costs to sell and value in use. WPP Group’s approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, tax rates, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of cash-generating unit WPP Group identifies for impairment testing and the criteria WPP Group uses to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in WPP Group’s business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause WPP Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on WPP Group’s financial condition and results of operations.

In 2007, the WPP Group acquired 24/7 Real Media, Inc. (24/7) for consideration of approximately £330 million. 24/7 significantly enhances the WPP Group’s digital capability and will make a major contribution to winning new business for the WPP Group, primarily WPP’s Advertising and Media Investment Management businesses. For this reason, goodwill relating to 24/7 was reviewed for impairment against the net present value of future cash flows of this segment as the appropriate cash-generating unit.

Historically WPP Group’s impairment losses have resulted from a specific event, condition or circumstance in one of WPP Group’s companies, such as the loss of a significant client. As a result, changes in the assumptions used in WPP Group’s impairment model have not had a significant effect on the impairment charges recognised. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

The most significant assumptions employed by WPP Group in determining recoverable amounts are as follows:

•

Future cashflows derived from each cash-generating unit are based on a projection period of up to five years. These projections utilise the latest budget information available for each cash-generating unit covering one or more 12-month periods from the balance sheet date. These budgets have been prepared by management, largely excluding new business, particularly in advertising and media investment management. No improvements in operating margins or working capital are assumed.

•

After the projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit, again with no improvements in operating margins being assumed. An annual growth rate of 3.0% and a pre-tax discount rate of 11.0% have been assumed.

Future anticipated payments to vendors in respect of contingent consideration (earnouts) are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates. A summary of earnout related obligations included in creditors is shown in note 19 to the Consolidated Financial Statements. WPP Group has also entered into option agreements that allow the WPP Group’s equity partners to require the WPP Group to purchase the minority interest. These agreements are treated as derivatives over equity instruments and are recorded in the balance sheet at fair value and the valuation is remeasured at year end. Under IFRS, fair value is based on the present value of expected cash outflows. Actual performance may differ from the assumptions used resulting in amounts ultimately paid out with respect to these earnout and option agreements at more or less than the recorded liabilities.

(b)	Acquisition accounting

The WPP Group accounts for acquisitions in accordance with IFRS 3 “Business Combinations”. IFRS 3 requires the acquiree’s identifiable assets, liabilities and contingent liabilities (other than non-current assets or disposal groups held for sale) to be recognised at fair value at acquisition date. In assessing fair value at acquisition date, management make their best estimate of the likely outcome where the fair value of an asset or liability may be contingent on a future event. In certain instances, the underlying transaction giving rise to an estimate may not be resolved until some years after the acquisition date. IFRS 3 requires the release to profit of any acquisition reserves which subsequently become excess in the same way as any excess costs over those provided at acquisition date are charged to profit. At each period end, management assess provisions and other balances established in respect of acquisitions for their continued probability of occurrence and amend the relevant value accordingly through the income statement or as an adjustment to goodwill as appropriate under IFRS 3. In 2007, operating profit includes credits totalling £16.8 million (2006: £10.6 million, 2005: £10.1 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2006.

(c)	Revenue recognition

Advertising and media investment management arrangements may include incentive-based revenue. Incentive-based revenue typically comprises both quantitative and qualitative elements; on the element related to quantitative targets, revenue is recognised when the quantitative targets have been achieved; on the element related to qualitative targets, revenue is recognised when the incentive is received/receivable.

In applying the proportional performance method of revenue recognition for both market research and other long-term contracts, management is required to make significant judgements, estimates and assumptions. In assessing contract performance, both input and output criteria are reviewed. Costs incurred are used as an objective input measure of performance. The primary input of all work performed under these arrangements is labour. As a result of the relationship between labour and cost, there is normally a direct relationship between costs incurred and the proportion of the contract performed to date. Costs incurred as a proportion of expected total costs is used as an initial proportional performance measure. The indicative proportional performance measure is subsequently validated against other more subjective criteria (i.e. relevant output measures) such as the percentage of interviews completed, percentage of reports delivered to a client and the achievement of any project milestones stipulated in the contract. In the event of divergence between the objective and more subjective measures, the more subjective measure takes precedence since these are output measures.

Since project costs can vary from initial estimates, the reliance on total project cost estimate represents an uncertainty inherent in the revenue recognition process. Individual project budgets are reviewed regularly with project leaders to ensure that cost estimates are based upon up-to-date and as accurate information as possible, and take into account any relevant historic performance experience. Also, the majority of contracted services subject to proportional performance method revenue recognition are in relation to short-term projects, averaging approximately three months. Due to this close and frequent monitoring of budgeted costs and the preponderance of short-term projects, the impact of variances between actual and budgeted project costs has historically been minimal. WPP Group’s combined bad debt and work in process write-offs in the business segments where the proportional performance method of revenue recognition is applied was less than 1% of revenues in each of the three years ended 31 December 2007. WPP Group does not believe that the effect of these uncertainties, taken as a whole, will significantly impact their results of operations in the future.

(d)	Pension costs

Pension costs are accounted for in accordance with IAS 19, “Employee Benefits” under IFRS. Pension costs are assessed in accordance with the advice of local independent qualified actuaries. The latest full actuarial valuations for the various schemes were carried out as at various dates in the last three years. These valuations have generally been updated by the local independent qualified actuaries to 31 December 2007.

The WPP Group has a policy of closing defined benefit schemes to new members which has been effected in respect of a significant number of the schemes. As a result, these schemes generally have an ageing membership population. In accordance with IAS 19, the actuarial calculations have been carried out using the projected unit method. In these circumstances, use of this method implies that the contribution rate implicit in the current service cost will increase in future years.

The WPP Group’s pension deficit was £133.6 million as at 31 December 2007, compared to £186.6 million as at 31 December 2006. The pension deficit decrease is primarily due to increases in discount rates in the US, UK and Europe.

Establishing the expected long-term rates of investment returns on pension assets is a judgemental matter. Management considers the types of investment classes in which WPP Group’s pension plan assets are invested and the expected compound return it can reasonably expect the portfolio to earn over time, which reflects forward looking economic assumptions.

Most of the WPP Group’s pension scheme assets are held by its schemes in the UK and North America. In the UK, the forecasted weighted average return on assets increased from 5.6% as at 31 December 2006 to 5.8% as at 31 December 2007, and in North America, the forecasted weighted average return decreased from 6.8% to 6.7%, broadly in line with the yields available in both markets.

Management reviews the expected long-term rates of return on an annual basis and revises them as appropriate.

Also, WPP Group periodically commissions detailed asset and liability studies performed by third-party professional investment advisers and actuaries, which generate probability-adjusted expected future returns on those assets. These studies also project WPP Group’s estimated future pension payments and evaluate the efficiency of the allocation of its pension plan assets into various investment categories.

At 31 December 2007, the life expectancies underlying the value of the accrued liabilities for the main defined benefit pension plans operated by the WPP Group were as follows:

Years life expectancy after age 65	All Plans	North America	UK	Europe	Asia Pacific
Current pensioners – male	19.6	19.0	20.5	18.3	19.3
Current pensioners – female	22.2	21.0	23.3	21.7	24.7
Future pensioners (current age 45) – male	20.5	19.0	21.9	20.6	21.4
Future pensioners (current age 45) – female	23.2	21.0	24.8	23.8	28.2

For a 0.25% increase or decrease in the discount rate at 31 December 2007, the 2008 pension expense would be broadly unchanged as the change in service cost and interest cost are similar. The effect on the year-end 2007 pension deficit would be a decrease or increase, respectively, of approximately £20.0 million.

Contributions to funded schemes are determined in line with local conditions and practices. Certain contributions in respect of unfunded schemes are paid as they fall due. In 2006 the WPP Group implemented a funding strategy under which its objective is to fully eliminate the deficit for funded schemes by 31 December 2010.

(e)	Deferred taxes

WPP Group records deferred tax assets and liabilities using tax rates enacted, or substantively enacted, at the balance sheet date for the effect of temporary differences between book and tax bases of assets and liabilities. Currently WPP Group has deferred tax assets resulting from operating loss carry-forwards and deductible temporary differences, all of which could reduce taxable income in the future. Based on available evidence, both positive and negative, WPP Group determines whether it is probable that all or a portion of the deferred tax assets will be realised. The main factors that WPP Group considers include:

(i)	future earnings potential determined through the use of internal forecasts;

(ii)	cumulative losses in recent years;

(iii)	the various jurisdictions in which the potential deferred tax assets arise;

(iv)	history of loss carry-forwards and other tax assets expiring;

(v)	the carry-forward period associated with the deferred tax assets; and

(vi)	the nature of the income that can be used to realise the deferred tax asset.

If it is WPP Group’s belief that it is probable that some portion of these assets will not be realised, then no asset is recognised in relation to the portion not considered to be realisable. Gross unrecognised assets under IFRS were £2,851.0 million at 31 December 2007.

If market conditions improve and future results of operations exceed WPP Group’s current expectations, WPP’s existing recognised deferred tax assets may be adjusted, resulting in future tax benefits. Alternatively, if market conditions deteriorate further or future results of operations are less than expected, future assessments may result in a determination that some or all of the deferred tax assets are not realisable. As a result, WPP Group may need to reverse all or a portion of the deferred tax assets, which may have a significant effect on WPP Group’s results of operations and financial condition.

(f)	New IFRS Accounting Pronouncements

The following Standards and Interpretations which have not been applied in the most recent financial statements were in issue but not yet effective:

IFRIC 11 IFRS 2: WPP Group and Treasury Share Transactions;

IFRIC 12 Service Concession Arrangements;

IFRIC 13 Customer Loyalty;

IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction;

IFRS 8 Operating Segments;

IAS 1 (revised) Presentation of Financial Statements; and

IAS 23 (revised) Borrowing Costs.

The WPP Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the WPP Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after 1 January 2008.

In addition, IFRS 3 (revised) Business Combinations and IAS 27 (revised) Consolidated and Separate Financial Statements become effective for the WPP Group in the year ended 31 December 2010. The revisions to these standards will apply to business combinations completed after 1 January 2010. The main changes under the revised standards are: all acquisition-related costs must be recognised as an expense in the period; contingent consideration payable is to be measured at fair value at the acquisition date. Any subsequent movements in the fair value of such consideration as a result of post-acquisition events (such as changes in estimates of earnout consideration) must be recognised as a gain or loss in the income statement; equity interests held prior to control being obtained must be re-measured to fair value at the acquisition date, with any gain or loss recognised in the income statement; increases in ownership interest in a subsidiary that do not result in a change of control are treated as transactions among equity holders and are reported within equity. No gain or loss is recognised on such transactions and goodwill is not re-measured.

The revisions to the standards apply prospectively to business combinations for which the acquisition date is on or after the first annual financial reporting period beginning on or after 1 January 2009. Consequently, the impact that these revised standards will have on the financial statements of the WPP Group will depend on the circumstances of business combinations occurring on or after 1 January 2010.

6.	Market Risk

WPP Group’s principal market risks are changes in interest rates and currency exchange rates. Following evaluation of these positions, WPP Group selectively enters into derivative financial instruments to manage its risk exposure. The fair value of derivatives held by WPP Group at 31 December 2007 is estimated to be a net liability of £6.8 million (£0.4 million asset with respect to interest rate swaps and £7.2 million liability for currency derivatives). These amounts are based on market values of equivalent instruments at the balance sheet date.

Interest rate risk

The WPP Group is exposed to interest rate risk on both interest bearing assets and interest bearing liabilities. The WPP Group has a policy of actively managing its interest rate risk exposure while recognising that fixing rates on all its debt eliminates the possibility of benefiting from rate reductions and similarly, having all its debt at floating rates unduly exposes the WPP Group to increases in rates.

The WPP Group’s principal borrowing currencies are US dollars, pounds sterling and euros. Borrowings in these currencies represented 96.3% of the WPP Group’s gross indebtedness at 31 December 2007 (at US$1,811 million, £614 million and €1,048 million) and 97.3% of the WPP Group’s average gross debt during the course of 2007 (at US$1,859 million, £357 million and €1,152 million). Including the effect of interest rate and cross-currency swaps, 57.9% of the year end US dollar net debt is at fixed rates averaging 5.64% for an average period of 103 months; and 21.4% of the euro net debt is at fixed rates averaging 7.39% for an average period of 51 months; and 65.2% of sterling net debt is at a fixed at rate of 6.19% for an average period of 135 months.

Other than fixed rate debt, the WPP Group’s other fixed rates are achieved principally through interest rate swaps with the WPP Group’s bankers. The WPP Group also uses forward rate agreements and interest rate caps to manage exposure to interest rate changes. At 31 December 2007 no forward rate agreements or interest rate caps were in place.

The WPP Group uses interest rate swaps as hedging instruments in fair value hedges to manage its exposure to interest rate movements on its fixed rate borrowings.

Foreign currency

The WPP Group’s significant international operations give rise to an exposure to changes in foreign exchange rates. The WPP Group seeks to mitigate the effect of these structural currency exposures by borrowing in the same currencies as the operating (or functional) currencies of its main operating units. The majority of the WPP Group’s debt is therefore denominated in US dollars and euros, as these are the predominant currencies of revenues.

The WPP Group’s results in pounds sterling are subject to fluctuation as a result of exchange rate movements. The WPP Group does not hedge this translation exposure to its earnings but does hedge the currency element of its net investments using foreign currency borrowings, cross-currency swaps and forward foreign exchange contracts.

The WPP Group utilises currency derivatives to hedge significant future transactions and cash flows and the exchange risk arising on translation of the WPP Group’s investments in foreign operations. The WPP Group is a party to a variety of foreign currency derivatives in the management of its exchange rate exposures. The instruments purchased are primarily denominated in the currencies of the WPP Group’s principal markets.

At 31 December 2007 the WPP Group holds forward foreign exchange contracts of €129.7 million R19.4 million, C$25 million and US$55 million. The forward exchange rates to sterling that the WPP Group is fixed into are 0.719, 14.1189, 2.049 and 1.9840 respectively. The contracts all mature in 2008.

These arrangements are designed to address significant exchange exposures and are renewed on a revolving basis as required.

Credit risk

The WPP Group’s principal financial assets are short term deposits and cash, trade and other receivables and investments, which represent the WPP Group’s maximum exposure to credit risk in relation to financial assets.

The WPP Group’s credit risk is primarily attributable to its trade receivables. The majority of the WPP Group’s trade receivables are due from large national or multinational companies where the risk of default is considered low. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the WPP Group’s management based on prior experience and their assessment of the current economic environment.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

A relatively small number of clients contribute a significant percentage of the WPP Group’s consolidated revenues. The WPP Group’s clients generally are able to reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of the WPP Group’s clients will continue to utilise the WPP Group’s services to the same extent, or at all, in the future. A significant reduction in advertising and marketing spending by, or the loss of one or more of, the WPP Group’s largest clients, if not replaced by new client accounts or an increase in business from existing clients, would adversely affect the WPP Group’s prospects, business, financial condition and results of operations.

Non-derivative financial instruments

The book value and fair value of WPP’s US$750 million bonds, €1.75 billion Eurobonds, US$150 million convertible bond, £200 million bond and £400 million bond at 31 December 2007 was £2,348.0 million and £2,319.1 million, respectively. The fair value is calculated by reference to market prices at 31 December 2007. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that could be realised in a current market exchange. For additional information in respect of these instruments see note 10 to the Consolidated Financial Statements.

Cash, accounts receivable, accounts payable, overdrafts and short-term borrowings (including those drawn under the Revolving Credit Facilities) are considered to approximate fair value because of the short maturity of such instruments.

7.	Capitalisation and Indebtedness Statements

7.1	Capitalisation and Indebtedness Statement of the WPP Group

The following table shows the capitalisation of the WPP Group. The information on current and non-current debt has been extracted without material adjustment from the unaudited accounting records of WPP as at 31 August 2008, prepared in accordance with IFRS. The information on shareholders’ equity has been extracted without material adjustment from the unaudited financial statements of WPP as at 30 June 2008, prepared in accordance with IFRS.

£m
At 31 August 2008
Total current debt
Unguaranteed/unsecured	(691.7)
Total non-current debt
Unguaranteed/unsecured	(2,326.0)

At 30 June 2008
Shareholders’ equity[1]
Share capital	117.4
Share premium	109.8
Other reserves	(1,356.7)

(1,129.5)

TOTAL	(4,147.2)

There has been no material change in the shareholders’ equity of the WPP Group since 30 June 2008.

1 Shareholders’ equity excludes retained earnings of £5,454.3 million at 30 June 2008.

The following table shows the net financial indebtedness of the WPP Group as at 31 August 2008. This information has been extracted without material adjustment from the unaudited accounting records of WPP Group as at 31 August 2008, prepared in accordance with IFRS.

At 31 August 2008 £m
Cash	853.3
Cash on deposit	81.4

Liquidity	934.7
Current financial receivables	—

Current bank debt	(691.7)

Other current financial debt	—
Current financial debt	(691.7)
Net current financial indebtedness	243.0
Non-current bank loans	—
Unsecured bonds	(2,326.0)

Non-current financial indebtedness	(2,326.0)

Gross debt	(3,017.7)

Net financial indebtedness	(2,083.0)

WPP has no material indirect or contingent indebtedness as at 31 August 2008.

The WPP Group’s businesses report their balance sheet at each month end. Therefore the indebtedness figure shown above at 31 August 2008 represents the latest date for which this information is available. Additionally, the WPP Group obtains daily cash/borrowing reporting from its businesses, derived from its automated banking systems. Whilst this data is prepared on a different basis from that in the month end balance sheet, the data at 19 September 2008 (the latest date for which information is available) was not materially different from the Board of WPP’s expectations.

7.2	Capitalisation and Indebtedness Statement of New WPP

As at 2 October 2008, New WPP had no outstanding indebtedness and its net financial indebtedness at that date was £nil.

As at 2 October 2008, New WPP’s total capitalisation was £2 consisting of 20 issued and ordinary fully paid up shares of ten pence each.

PART 5

DIVIDEND ACCESS PLAN

Introduction

New WPP will, shortly after the Scheme becomes effective, put in place the Dividend Access Plan under which New WPP Share Owners may elect to be paid dividends from WPP UK Dividend Co (a company resident for tax purposes in the UK and a subsidiary of New WPP) rather than from New WPP (a company resident for tax purposes in Ireland). The Dividend Access Plan is primarily designed to ensure that, as under current WPP dividend payment arrangements, New WPP Share Owners may continue to receive UK dividends, meaning in particular that under the Dividend Access Plan, no tax is required to be withheld from the payment of dividends to New WPP Share Owners. WPP Share Owners are referred to paragraphs 19 and 20 of Part 6 of this document for a general description of the United Kingdom and Irish tax consequences of receiving dividends under the Dividend Access Plan or directly from New WPP. The Dividend Access Plan Rules are available for inspection at the places and times indicated in paragraph 32 of Part 6 of this document.

Election

Under the Dividend Access Plan, holders of New WPP Shares may elect to be paid dividends from WPP UK Dividend Co, a UK tax resident subsidiary of New WPP, rather than from New WPP, which is tax resident in the Republic of Ireland (a Dividend Access Election). New WPP Share Owners, including any transferee of New WPP Shares from a selling share owner, will be entitled to elect to receive dividends under the Dividend Access Plan from time to time by way of completing an Election Notice, which has been sent to Scheme Share Owners with the Scheme Circular and which will also be available from the Registrars. New WPP Share Owners who hold 100,000 or fewer New WPP Shares upon the Scheme becoming effective, or if they later become a New WPP Share Owner at the record date for the first dividend announced or paid after they become a New WPP Share Owner and who do not serve a Withdrawal Notice, will be deemed to have elected to participate in the Dividend Access Plan and will receive their dividend via the Dividend Access Plan. All other share owners who do not positively make an election to opt to receive dividends under the Dividend Access Plan will receive dividends from New WPP.

Where a New WPP Share Owner holds New WPP Shares in more than one designated account, each designated account shall be considered separately for the purposes of any Dividend Access Election made or deemed to have been made. References to a New WPP Share Owner in this part should be read as references to the New WPP Share Owner in respect of a particular designated account.

Structure

Following the Scheme becoming effective, New WPP will arrange for WPP UK Dividend Co to issue the Dividend Access Share to the Trustee. A Dividend Access Trust will be constituted pursuant to a trust deed (the Dividend Access Trust Deed) which will provide that:

(a)

the Dividend Access Trust will hold any dividends paid (not just declared) on the Dividend Access Share on trust for New WPP Share Owners who have elected (or are deemed to have elected) to receive dividends pursuant to this arrangement; and

(b)

each registered holder of New WPP Shares on a dividend record date who has made a valid election (or is deemed to have made a valid election) under the Dividend Access Plan will, assuming WPP UK Dividend Co has sufficient distributable reserves as at the time of the distribution to the Trustee, be entitled to receive from the Trustee an amount equal to the dividend it would have received from New WPP, to the extent that the Trustee has actually received an amount by way of dividend from WPP UK Dividend Co.

To ensure compliance with technical trust law rules, the period during which the Dividend Access Trust may continue will be restricted. However, the Dividend Access Trust should be able to continue for 80 years.

Shortfall in dividend payment

To the extent that dividends paid to the Dividend Access Trust are insufficient to fund an amount equal to the dividend paid on the relevant New WPP Shares, any dividend on the Dividend Access Share received by the Dividend Access Trust will be allocated pro rata to the relevant New WPP Share Owners and New WPP will pay the balance of the dividend due to those New WPP Share Owners by way of a dividend on the New WPP Shares. Any such dividend paid on New WPP’s Shares will have an Irish source and will generally be subject to Irish dividend withholding tax at such rate as may be applicable under Irish law or the exemptions from Irish dividend withholding tax contained in Irish law or any applicable double tax treaty. In such circumstances, there will be no grossing up by New WPP nor will WPP UK Dividend Co or New WPP compensate New WPP Share Owners for any adverse consequences including any Irish dividend withholding tax. A summary of the tax consequences of the Dividend Access Plan arrangements is contained in the paragraphs entitled “UK taxation” and “Republic of Ireland taxation” in Part 6 – “Additional Information” below.

Termination

New WPP and WPP UK Dividend Co reserve the right to suspend or terminate these arrangements at any time, in which case, the New WPP dividend will be paid directly to all share owners (including share owners who have currently made (or are deemed to have made) a Dividend Access Election) by New WPP.

New WPP ADSs

In accordance with the provisions of the New WPP ADS Deposit Agreement, the US Depositary will make an election on behalf of all holders of New WPP ADSs such that, if the Dividend Access Plan is adopted, they will receive dividends from WPP UK Dividend Co under the Dividend Access Plan. Dividends paid by WPP UK Dividend Co through the Dividend Access Plan will not, under current legislation, be subject to any UK or Irish withholding taxes. If the Dividend Access Plan is adopted and a holder of New WPP ADSs does not wish to receive dividends from WPP UK Dividend Co under the Dividend Access Plan, he must withdraw his New WPP Shares from the New WPP ADS programme prior to the dividend record date set by the US Depositary and request delivery of the New WPP Shares. This will enable him to receive dividends from New WPP (if necessary, by making an election to that effect).

PART 6

ADDITIONAL INFORMATION

1.	Responsibility

The New WPP Directors, whose names are set out in paragraph 7 of this Part 6, and New WPP accept responsibility for the information contained in this document. To the best of the knowledge and belief of the New WPP Directors and New WPP (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

2.	Incorporation and registered office of New WPP

2.1

New WPP was incorporated under the name Project Air Limited on 12 September 2008 under the Jersey Companies Law as a public company limited by shares and registered in Jersey with number 101749. New WPP changed its name to its current name pursuant to a special resolution passed on 30 September 2008. The principal legislation under which New WPP operates and the New WPP Shares were created is the Jersey Companies Law and subordinated legislation made under the Jersey Companies Law.

2.2	The registered office of New WPP is at 22 Grenville Street, St Helier, Jersey JF4 8PX and the telephone number is +44 1534 609 000. New WPP is resident for tax purposes in Ireland.

2.3

Deloitte & Touche, whose address is 2 New Street Square, London EC4A 3BZ, have been the only auditors of New WPP since its incorporation. Deloitte & Touche is a member of the Institute of Chartered Accountants in England and Wales and has no material interest in WPP.

3.	Share capital of New WPP

3.1	The authorised, issued and fully paid share capital of New WPP as at the date of publication of this document is as follows:

Authorised share capital			Issued share capital
Number	Amount (£)	New WPP Shares of ten pence each	Number	Amount (£)
1,750,000,000	175,000,000		20	2

3.2

The proposed authorised, issued and fully paid share capital of New WPP as it is expected to be immediately following the Scheme becoming effective and before the New WPP Reduction of Capital is implemented (assuming no exercise of rights under the WPP Share Plans and assuming up to 82,807,368 New WPP Shares are issued pursuant to the TNS Offer) is as follows:

Authorised share capital			Issued share capital
Number	Amount (£)	New WPP Shares of ten pence each	Number	Amount (£)
1,750,000,000	175,000,000		1,257,572,651	125,757,265.10

3.3

New WPP was incorporated with an authorised share capital of £10,000 divided into 100,000 ordinary shares of ten pence each. Ten New WPP Shares were issued to each of Juris Limited and Lively Limited (the Subscriber Shares), the subscribers to New WPP’s Memorandum of Association. The Subscriber Shares were issued at nominal value of 10 pence each and are fully paid up. On 16 September 2008, ten of the Subscriber Shares were transferred to each of Christopher Sweetland and Paul Delaney. Once the Scheme has become effective, the Subscriber Shares will be repurchased by New WPP at their nominal value and then cancelled.

3.4	By various written resolutions passed on 29, 30 September 2008, 3 and 6 October 2008 it was resolved by the holders of the Subscriber Shares that:

(a)	New WPP change its name from Project Air Limited to WPP plc;

(b)	New WPP adopt the New WPP Articles and the New WPP Memorandum of Association;

(c)	the authorised share capital of New WPP be increased from £10,000 to £175,000,000 by the creation of an additional 1,749,900,000 ordinary shares of ten pence each in the capital of New WPP;

(d)

the New WPP Directors be generally and unconditionally authorised to exercise all or any of the powers of New WPP pursuant to the New WPP Articles to allot equity securities (as defined in the New WPP Articles) up to an aggregate nominal amount of £128,000,000 as required for the purposes of the Scheme, for a period expiring (unless previously renewed, varied or revoked by New WPP in general meeting) on the earlier of the conclusion of the Annual General Meeting of New WPP to be held in 2009 and 30 December 2009, save that New WPP may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the New WPP Directors may allot equity securities pursuant to such offer or agreement as if the authority conferred on them hereby had not expired;

(e)	subject to and conditional upon:

(i)	the passing of the special resolutions approving the Scheme and the New WPP Reduction of Capital as set out in the notice of the General Meeting;

(ii)	the New WPP Shares required to be allotted and issued by New WPP pursuant to the Scheme having been allotted and issued and registered in the names of the persons entitled to such New WPP Shares in New WPP’s register of members; and

(iii)	the Scheme becoming effective;

the amount standing to the credit of New WPP’s share premium account (including the amount arising upon the allotment and issue of the New WPP Shares pursuant to the Scheme) on the date on which the Scheme becomes effective be reduced in its entirety (or up to such amount as is approved by the Jersey Court) by crediting such amount to a reserve of profit to be available to New WPP to be:

(A)	distributed by New WPP from time to time as dividends in accordance with the Jersey Companies Law and the New WPP Articles; or

(B)	applied by New WPP from time to time toward any other lawful purpose to which such a reserve may be applied;

(f)

subject to and conditional upon the Scheme becoming effective, the New WPP Directors be generally and unconditionally authorised to exercise all or any of the powers of New WPP pursuant to the New WPP Articles to allot equity securities (as defined in the New WPP Articles):

(i)	up to an aggregate nominal amount of £5,783,560 as required for the purposes of arrangements requiring New WPP to satisfy the entitlements of participants in the Replacement Share Plans, the WPP Share Plans, the Inherited Share Plans and the Continuing Share Plans (each as defined below) who are expected to have entitlements to New WPP Shares after the implementation of the Scheme; and

(ii)	up to an aggregate nominal amount of £41,216,440,

for a period expiring (unless previously renewed, varied or revoked by New WPP in general meeting) on the earlier of the conclusion of the Annual General Meeting of New WPP to be held in 2009 and 30 December 2009, save that New WPP may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the New WPP Directors may allot equity securities pursuant to such offer or agreement as if the authority conferred hereby had not expired;

(g)

subject to and conditional upon the Scheme becoming effective, the New WPP Directors be empowered, pursuant to the New WPP Articles, to allot equity securities wholly for cash pursuant to the authority conferred by the resolution described in sub-paragraph (f)(ii) above as if Article 7 of the New WPP Articles did not apply to such allotments, provided that this power:

(i)	shall expire on the earlier of the conclusion of the Annual General Meeting of New WPP to be held in 2009 and 30 December 2009, save that New WPP may, before such authority expires, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the New WPP Directors may allot equity securities pursuant to any such offer or agreement as if the power conferred hereby has not expired;

(ii)	shall be limited to:

(A)	the allotment of equity securities in connection with a rights issue, open offer or pre-emptive offer to holders of New WPP Shares on the register of members of New WPP on a date fixed by the New WPP Directors where the equity securities respectively attributable to the interests of all those holders of New WPP Shares proportionate (as nearly as practicable) to the respective numbers of New WPP Shares held by them on that date but the New WPP Directors may make such exclusions or other arrangements as they consider expedient in relation to fractional entitlements, legal or practical problems under the laws of any territory or the requirements of any relevant regulatory body or stock exchange; and

(B)	the allotment (other than pursuant to sub-paragraph (g)(ii)(A)) of equity securities wholly for cash or otherwise up to an aggregate nominal amount not exceeding £5,873,805;

(h)	subject to and conditional upon the Scheme becoming effective, New WPP be generally and unconditionally authorised:

(i)	pursuant to Article 57 of the Jersey Companies Law to make market purchases of New WPP Shares, provided that:

(A)	the maximum number of New WPP Shares authorised to be purchased is 117,476,114;

(B)	the minimum price, exclusive of any expenses, which may be paid for a New WPP Share is ten pence;

(C)	the maximum price, exclusive of any expenses, which may be paid for a New WPP Share shall be the higher of:

I.	an amount equal to 5% above the average of the middle market quotations for New WPP Shares taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such shares are contracted to be purchased; and

II.	the higher of the price of the last independent trade and the highest current independent bid on the London Stock Exchange Daily Official List at the time that the purchase is carried out; and

(D)	the authority hereby conferred shall expire on the earlier of the conclusion of the Annual General Meeting of New WPP to be held in 2009 and 30 December 2009 (except that New WPP may make a contract to purchase New WPP Shares under this authority before such authority expires, which will or may be executed wholly or partly after the expiry of such authority, and may make purchases of New WPP Shares in pursuance of any such contract as if such authority had not expired); and

(ii)	pursuant to Article 58A of the Jersey Companies Law, to hold, if New WPP so desires, as treasury shares any New WPP Shares purchased pursuant to the authority conferred by sub-paragraph (h)(i) above;

(i)	conditional upon the Scheme becoming effective, the New WPP Directors be authorised to:

(i)	adopt the Replacement Share Plans, the principal terms of which are summarised in paragraph 13 of Part 6 of this document, and carry the same into effect with any amendments required, including in order to obtain the approval of HMRC to the Replacement Share Plans, and create any schedules to the Replacement Share Plans that they consider necessary in relation to employees in jurisdictions outside the United Kingdom, with any modifications necessary or desirable to take account of local tax, exchange control or securities laws in overseas territories, provided that any New WPP Shares made available under any such schedule to the Replacement Share Plans are treated as counting against the relevant limits on individual or overall participation in the Replacement Share Plans;

(ii)	ensure that outstanding awards under the WPP Executive Stock Option Plan, the WPP Worldwide Ownership Plan, the WPP Group plc 2004 Leadership Equity Acquisition Plan, the WPP 2005 Executive Stock Option Plan, the WPP 2005 Worldwide Ownership Plan, the WPP Annual Bonus Deferral Programme and the Deferred Stock Units Award Agreements, the principal terms of which are summarised in paragraph 13 of Part 6 of this document, are satisfied using New WPP Shares (including newly issued New WPP Shares and New WPP Treasury Shares) and are hereby authorised to take all actions necessary or desirable to so ensure;

(iii)	ensure that the sponsoring companies of the Inherited Share Plans, the principal terms of which are summarised in paragraph 13 of Part 6 of this document, are able to satisfy existing awards under the Inherited Share Plans using New WPP Shares and, if approved by the share owners of WPP, to use newly issued New WPP Shares and/or New WPP Treasury Shares to satisfy existing awards under the Inherited Share Plans, and are hereby authorised to take all actions necessary or desirable to permit or to so ensure; and

(iv)	adopt the Continuing Share Plans, the principal terms of which are summarised in paragraph 13 of Part 6 of this document, so as to enable New WPP to grant new awards under the Continuing Share Plans over New WPP Shares and carry the same into effect with any amendments required and create any schedules to the Continuing Share Plans that they consider necessary in relation to employees in jurisdictions outside the United Kingdom, with any modifications necessary or desirable to take account of local tax, exchange control or securities laws in overseas territories, provided that any New WPP Shares made available under any such schedule to the Continuing Share Plans are treated as counting against the relevant limits on individual or overall participation in the Continuing Share Plans;

(j)

each director of the Company be authorised to vote at any meeting of directors of the Company on any matter connected with the plans or agreements mentioned above and to be counted for the purpose of any resolution regarding those plans or agreements in the quorum at the meeting, notwithstanding that any director of the Company may be interested in those plans or agreements and the provisions in the Articles be relaxed accordingly, provided that no director of the Company may vote or be counted in the quorum on any matter solely concerning his own participation in those plans or agreements;

(k)

the appointments of Philip Lader, Sir Martin Sorrell, Paul Richardson, Mark Read, Colin Day, Esther Dyson, Orit Gadiesh, David Komansky, Stanley Morten, Koichiro Naganuma, Lubna Olayan, John Quelch, Jeffrey Rosen, Timothy Shriver and Paul Spencer as directors of New WPP be confirmed; and

(l)

in accordance with Article 95 of the Jersey Companies Law, New WPP is authorised to purchase the ten New WPP Shares held by Christopher Sweetland and the ten New WPP Shares held by Paul Delaney, pursuant to the purchase contracts in the form approved or such form of purchase contract as any New WPP Director shall (in his sole opinion and absolute discretion) approve.

3.5	Save as disclosed in this Part 6 and in paragraph 6 of Part 1, at the date of this document:

(a)	no share or loan capital of New WPP has been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed;

(b)	no commissions, discounts, brokerages or other special terms have been granted in respect of any share capital of New WPP;

(c)	no share or loan capital of New WPP is under option or agreed, conditionally or unconditionally, to be put under option; and

(d)

New WPP has no subsidiaries and accordingly no share or loan capital of any subsidiary has been issued or been agreed to be issued fully or partly paid either for cash or for a consideration other than cash and no such issue is now proposed and no share or loan capital of any subsidiary is under option or agreed, conditionally or unconditionally, to be put under option.

3.6

The New WPP Shares are in registered form and, subject to the provisions of the CREST Regulations, the New WPP Directors may permit the holding of New WPP Shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the New WPP Articles).

3.7	When admitted to trading, the New WPP Shares will be registered with ISIN GB00B0J6N107.

3.8	The New WPP Shares have not been marketed to, and are not available for purchase by, the public otherwise than pursuant to the Scheme and related proposals.

3.9	The New WPP Shares will rank pari passu for dividends.

4.	Summary of the memorandum of association of New WPP

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its memorandum or articles of association. Accordingly, the memorandum of association of a Jersey company does not contain an objects clause. New WPP’s memorandum of association is available for inspection at the addresses specified in paragraph 32 of this Part 6.

5.	Summary of the principal differences between the New WPP Articles and WPP Articles

5.1	The principal differences between the WPP Articles and the New WPP Articles are explained below.

5.2

Some of the differences arise by reason of New WPP being a company incorporated in Jersey and not in England. As further described in Part 7 of this document, there are a number of differences between the Jersey Companies Law and the Companies Act which may impact on the rights of New WPP Share Owners. As such, where appropriate and subject to the Jersey Companies Law, certain provisions have been incorporated into the New WPP Articles to enshrine rights that are not conferred by the Jersey Companies Law but which shareholders in a company listed on the London Stock Exchange would normally expect. Certain amendments have also been made to reflect current practice in relation to articles of association of companies listed on the London Stock Exchange.

5.3	The principal differences are:

(a)

the inclusion of provisions in the New WPP Articles to reflect Jersey Companies Law requirements that an increase or any alteration to the share capital of New WPP and a purchase by the Company of its own shares requires the sanction of a special resolution, rather than an ordinary resolution (but see paragraph 1(d) of Part 7 in relation to the reduced majority required for a special resolution under Jersey law);

(b)

as Jersey law does not have the equivalent of section 80 of the Companies Act 1985 requiring the directors to be authorised to allot shares by way of an ordinary resolution and does not confer any statutory pre-emption rights on the allotment of shares for cash, provisions have been included in the New WPP Articles to broadly replicate the statutory position under English law relating to such matters;

(c)

the inclusion in New WPP’s Articles of provisions dealing with the Dividend Access Plan arrangements being implemented (as further described in Part 5 of this document), in particular, to provide that:

(i)	where any amount paid by way of dividend by WPP UK Dividend Co is received by the Trustee and paid on to New WPP Share Owners who have made (or are deemed to have made) a Dividend Access Election, as defined in Part 5 of this document), (Elected Shareholder), the entitlement of those New WPP Share Owners to be paid any amount in respect of dividends declared or announced by New WPP will be reduced by the corresponding amount that has been paid to the Trustee; and

(ii)	if a dividend is announced or declared by New WPP and the entitlement of any Elected Shareholder to be paid its pro rata share of such dividend is not fully extinguished on the relevant payment date by virtue of a payment made by the Trustee, New WPP has a full and unconditional obligation to make payment in respect of the outstanding part of such dividend entitlement;

(d)

to incorporate into the New WPP Articles provisions that are based on section 793 of the Companies Act 2006 entitling a company to serve notices on persons so as to establish details of beneficial ownership of its shares;

(e)

to include in the New WPP Articles provisions to enable New WPP to communicate and supply information to New WPP Share Owners by electronic communications in substantially the same manner as provided for under the Companies Act;

(f)

to include in the New WPP Articles provisions to provide that New WPP Board and committee meetings must be held outside the United Kingdom and that the “place” of the New WPP Board meeting shall be deemed to be the place from which the Chairman of the meeting participates in the meeting;

(g)	to include in the New WPP Articles provisions to record the circumstances in which New WPP may indemnify the New WPP Directors;

(h)	to include in the New WPP Articles provisions to provide for the disclosure of Directors’ conflicts of interest, replicating the position under the Companies Act;

(i)

to include in the New WPP Articles provisions to permit New WPP to send summary financial statements to a New WPP Share Owner instead of full financial statements and to allow it to do so if it sends notice of its intention to a New WPP Share Owner, and the New WPP Share Owner fails to respond to such notice, in a similar way to which New WPP would have been entitled under English law;

(j)

to include in the New WPP Articles provisions to permit a nominee appointed by a New WPP Share Owner to require that “information rights” to receive a copy of all communications sent by a company to its Share Owners be granted to the underlying beneficial owner of those shares, replicating the provisions of section 146 of the Companies Act;

(k)	to include in the New WPP Articles provisions entitling an independent scrutiny of any poll taken, or to be taken, at a general meeting, so as to replicate the position under the Companies Act;

(l)

to include in the New WPP Articles provisions relating to New WPP Share Owners’ rights to require New WPP to circulate members’ resolutions proposed to be moved at the next annual general meeting and to circulate explanatory statements relating to resolutions to be dealt with at a meeting, replicating the position under the Companies Act;

(m)	to include in the New WPP Articles provisions to require New WPP Share Owners to make disclosures pursuant to Chapter 5 of the Disclosure and Transparency Rules and to require New WPP to use its reasonable endeavours to procure that persons discharging managerial responsibilities (as that term is defined in the Disclosure and Transparency Rules) comply with Chapter 3 of the Disclosure and Transparency Rules;

(n)	to include in the New WPP Articles provisions to require an ordinary resolution to be passed to authorise payments in respect of a director’s loss of office; and

(o)

to include in the New WPP Articles provisions to provide that the register of members and certain records of the Company must be kept at the registered office in Jersey or some place outside the United Kingdom.

5.4

The provisions of the New WPP Articles are further described in paragraph 6 of this Part 6. Copies of the New WPP Articles and the WPP Articles are also available for inspection as described in paragraph 32 of this Part 6.

6.	Summary of the New WPP Articles

The New WPP Articles include provisions to the following effect:

6.1	Rights attaching to New WPP Shares

(a)

Voting rights of New WPP Share Owners – subject to disenfranchisement in the event of: (A) non-payment of any call or other sum due and payable in respect of any New WPP Share; or (B) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any New WPP Shares and subject to any special rights or restrictions as to voting for the time being attached to any New WPP Shares (as to which there are none at present), on a show of hands every qualifying person (i.e. New WPP Share Owner, proxy or authorised corporate representative) present has one vote and on a poll every New WPP Share Owner present in person or by proxy has one vote for every New WPP Share of which he is a holder, except that any proxy who has been appointed by the US Depositary shall have such number of votes as equals the number of New WPP Shares in relation to which such proxy has been appointed. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

(b)

Return of capital – the liquidator may, with the sanction of a special resolution of New WPP and any other sanction required by the Statutes: (A) divide among the New WPP Share Owners in specie the whole or any part of the assets of New WPP; or (B) vest the whole or any part of the assets in trustees on such trusts for the benefit of New WPP Share Owners as the liquidator shall think fit, but no New WPP Share Owner shall be compelled to accept any assets upon which there is any liability.

6.2	Capitalisation of reserves

The New WPP Board may, with the authority of an ordinary resolution of New WPP: (A) resolve to capitalise any sum standing to the credit of any reserve account of New WPP (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and (B) appropriate that sum as capital to the New WPP Share Owners in proportion to the nominal amount of the New WPP Shares held by them respectively and apply that sum on their behalf in paying up in full any unissued New WPP Shares or debentures of New WPP of a nominal amount equal to that sum and allot the New WPP shares or debentures credited as fully paid to those New WPP Share Owners, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued New WPP Shares held by them respectively, or otherwise deal with such sum as directed by the resolution, provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued New WPP Shares to be allotted credited as fully paid up.

6.3	Transfer of shares

(a)

Subject to any restrictions in the New WPP Articles as set out in paragraphs 6.3(b) and 6.7(e) below, a New WPP Share Owner may transfer all or any of his New WPP Shares in any manner which is permitted by the Statutes and is from time to time approved by the New WPP Board. New WPP shall register the transfer of any New WPP Shares held in uncertificated form by means of a relevant system in accordance with the Statutes. The New WPP Board may, in its absolute discretion refuse to register any transfer of an uncertificated share where permitted by New WPP Articles and the Statutes.

(b)

A New WPP Share Owner may transfer all or any of his certificated New WPP Shares by an instrument of transfer in any usual form, or in such other form as the New WPP Board may approve. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee. The New WPP Board may, in its absolute discretion, refuse to register any transfer of any certificated New WPP Share which is not fully paid up (but not so as to prevent dealings in New WPP Shares admitted to official listing by the UKLA from taking place on an open and proper basis) or on which New WPP has a lien. The New WPP Board may also refuse to register any instrument of transfer of a certificated New WPP Share unless it is lodged at the registered office, or such other place as the New WPP Board may decide, for registration, accompanied by the share certificate for the New WPP Shares to be transferred and such other evidence as the New WPP Board may reasonably require to prove title of the intending transferor or his right to transfer the Shares and it is in the respect of only one class of New WPP Share. If the New WPP Board refuses to register a transfer of a certificated New WPP Share it shall, as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged or the operator-instruction was received, give to the transferee notice of the refusal. The New WPP Board must provide the transferee with such further information about the reasons for the refusal as the transferee may reasonably request. Unless otherwise agreed by the New WPP Board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a New WPP Share is four.

6.4	Changes in capital

Subject to the provisions of the Jersey Companies Law, New WPP may by special resolution:

(a)	increase its share capital;

(b)	consolidate and divide all or any of its share capital into New WPP Shares of a larger amount;

(c)	sub-divide all or part of its share capital into New WPP Shares of a smaller amount;

(d)

cancel any New WPP Shares which have not, at the date of the special resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the New WPP Shares so cancelled; or

(e)	alter its share capital in any other manner permitted by the Jersey Companies Law.

Subject to the provisions of the Jersey Companies Law, New WPP may by special resolution:

(a)	purchase New WPP Shares, including any redeemable shares; and

(b)	reduce its share capital and any capital redemption reserve or share premium account.

6.5	Authority to allot securities and disapplication of pre-emption rights

(a)

New WPP may from time to time pass an ordinary resolution authorising the New WPP Board to exercise all the powers of New WPP to allot relevant securities up to the nominal amount specified in the resolution. The authority shall expire on the day specified in the resolution, not being more than five years after the date on which the resolution is passed (i.e. the provisions of section 80 of the Act will be replicated in the New WPP Articles).

(b)

On the passing of a special resolution, the New WPP Board shall have power to allot equity securities for cash but that power shall be limited: (A) to the allotment of equity securities in connection with a rights issue; and (B) to the allotment (other than in connection with a rights issue) of equity securities having a nominal amount not exceeding in aggregate the sum specified in the special resolution (i.e. the New WPP Articles will not contain any pre-emption rights akin to those of section 89(1) of the Act).

6.6	Variation of rights

Whenever the share capital of New WPP is divided into different classes of shares (which it is not as at the date of this document), all or any of the rights for the time being attached to any class of shares in issue may, subject to the Statutes, be varied, either in such manner as those rights may provide or with the consent in writing of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. At any separate general meeting, the necessary quorum is two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, one person holding shares of the class or his proxy is a quorum).

6.7	Disclosure of interests in New WPP Shares

(a)	New WPP may give a disclosure notice to any person whom it knows or has reasonable cause to believe is either:

(i)	interested in the Company’s shares; or

(ii)	has been so interested at any time during the three years immediately preceding the date on which the disclosure notice is issued.

(b)	The disclosure notice may require the person:

(i)	to confirm that fact or (as the case may be) to state whether or not it is the case; and

(ii)	if he holds, or has during that time held, any such interest, to give such further information as may be required.

(c)	The notice may require the person to whom it is addressed, where either:

(i)	his interest is a present interest and another interest in the shares subsists; or

(ii)	another interest in the shares subsisted during that three year period at a time when his interest subsisted,

to give, so far as lies within his knowledge, such particulars with respect to that other interest as may be required by the notice including:

(A)	the identity of persons interested in the shares in question; and

(B)

whether persons interested in the same shares are or were parties to either an agreement to acquire interests in a particular company, or an agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares.

(d)

The notice may require the person to whom it is addressed, where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.

(e)

Failure to provide the information within 14 days after the notice has been given means that the holder of the relevant shares shall not be entitled to vote either personally or by proxy at a shareholders’ meeting or to exercise any other right confirmed by membership in relation to shareholder meetings for so long as the default continues (and, if those shares represent at least 0.25 per cent. of the issued shares of the class, the holder shall not be entitled to receive any payment by way of dividend or to transfer any rights in the shares).

6.8	Register of members

The register of members of New WPP must be kept and maintained in Jersey.

6.9	Uncertificated New WPP Shares – general powers

Subject to the Jersey Companies Law and the Uncertificated Securities Order (as defined in the New WPP Articles), the board may permit any class of shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke such permission. In relation to any uncertificated New WPP Share, New WPP may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or the New WPP Articles or otherwise in effecting any actions. Any provision in the New WPP Articles in relation to uncertificated New WPP Shares which is inconsistent with any applicable statutory provision shall not apply. New WPP may, by notice to the holder of an uncertificated share, require the holder to change the form of that New WPP Share to certificated form within such period as may be specified in the notice. For the purpose of effecting any action by New WPP, the New WPP Board may determine that holdings of the same New WPP Share Owner in uncertificated form and in certificated form shall be treated as separate holdings but shares of a class held by a person in uncertificated form shall not be treated as a separate class from shares of that class held by that person in certificated form.

6.10	Directors

(a)	The New WPP Directors (other than alternate New WPP Directors) shall not, unless otherwise determined by an ordinary resolution of New WPP, be fewer than six in number.

(b)	A New WPP Director need not be a New WPP Share Owner.

(c)	There is no age limit for New WPP Directors.

(d)

At each annual general meeting any New WPP Director then in office who has been appointed by the New WPP Board since the previous annual general meeting or for whom it is the third annual general meeting following the annual general meeting at which he was elected or re-elected shall retire from office but shall be eligible for re-election.

(e)

The New WPP Directors shall be paid fees not exceeding in aggregate £1,500,000 per annum (or such larger sum as New WPP may, by ordinary resolution, determine) as the New WPP Board may decide to be divided among them. Such fee shall be divided among them in such proportion and manner as they may agree or, failing agreement, equally.

(f)

The New WPP Board may grant special remuneration to any New WPP Director who performs any special or extra services to, or at the request of, New WPP. Special remuneration may be payable to a New WPP Director in addition to his ordinary remuneration (if any) as a New WPP Director.

(g)

The New WPP Directors shall also be paid out of the funds of New WPP all expenses properly incurred by them in and about the discharge of their duties, including their expenses of travelling to and from the meetings of the New WPP Board, committee meetings and general meetings.

(h)

The New WPP Board may exercise all the powers of New WPP to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a New WPP Director or in the employment or service of New WPP or of any company which is or was a subsidiary of or associated with New WPP or of the predecessors in business of New WPP or any subsidiary or associated company or the relatives or dependants of any such person. For that purpose, the New WPP Board may procure the establishment and maintenance of, or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or pay any insurance premiums.

(i)

Subject to any applicable statutory provisions and to declaring his interests in accordance with New WPP Articles, a New WPP Director may enter into or be interested in any transaction or arrangement with New WPP, either with regard to his tenure of any office or position in the management, administration or conduct of the business of New WPP, or as vendor, purchaser or otherwise. A New WPP Director may hold and be remunerated in respect of any other office or place of profit with New WPP (other than the office of auditor of New WPP) in conjunction with his office as New WPP Director and he (or his firm) may also act in a professional capacity for New WPP (except as auditor) and may be remunerated for it.

(j)

A New WPP Director who, to his knowledge, is in any way, whether directly or indirectly, interested in a transaction or arrangement or a proposed transaction or arrangement with New WPP or any of its subsidiaries, or if any situation exists in which a New WPP Director has or can have a direct or indirect interest which conflicts with or may conflict with the interests of New WPP, shall disclose to the Company the nature and extent of the interest or situation in accordance with the New WPP Articles.

(k)

New WPP Board meetings and committee meetings shall not take place in the UK and no New WPP Director may participate in any meeting if he is physically present in the United Kingdom at any time during the meeting. Any decision reached or resolution passed by the New WPP Directors at any meeting which is held in the United Kingdom or any meeting in respect of which any New WPP Director participating in the meeting is physically present in the United Kingdom during the meeting shall be invalid and of no effect. The place of the Board meeting shall be deemed to be at the place at which the chairman of the meeting is physically present.

(l)

A New WPP Director shall not vote or be counted in the quorum at a meeting in respect of any resolution concerning his own appointment (including fixing and varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with New WPP or any other company in which New WPP is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more New WPP Directors to offices or places of profit with New WPP or any company in which New WPP is interested, those proposals may be divided and considered in relation to each New WPP Director separately, and in such case each of the New WPP Directors concerned (if not otherwise debarred from voting under the New WPP Articles) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment or the termination of his own appointment.

(m)

A New WPP Director shall not vote (or be counted in the quorum at a meeting) in respect of any transaction or arrangement or other proposal in which he has an interest which (together with any interest of a connected person) is to his knowledge a direct or indirect interest and as may reasonably be required as likely to give rise to a conflict. Notwithstanding the above, a New WPP Director shall be entitled to vote (and be counted in the quorum) on: (A) any transaction or arrangement in which he is interested by virtue of an interest in New WPP Shares, debentures or other securities of New WPP or otherwise in or through New WPP; (B) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, New WPP or any of its subsidiaries; or a debt or obligation of New WPP or any of its subsidiaries for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security; (C) (subject to the Statutes) indemnification (including loans made in connection with it) by New WPP in relation to the performance of his duties on behalf of New WPP or any of its subsidiaries; (D) any issue or offer of New WPP Shares, debentures or other securities of New WPP or any of its subsidiaries in respect of which he is or may be entitled to participate in his capacity as holder of any such securities or as an underwriter or sub-underwriter; (E) any transaction or arrangement concerning another company in which he and any connected person do not to his knowledge hold, directly or indirectly as shareholders, or through their direct or indirect holdings of financial instruments (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) voting rights representing one per cent. or more of any class of shares in the capital of such company; (F) any arrangement for the benefit of employees of New WPP or any of its subsidiaries which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and (G) the purchase or maintenance of insurance for the benefit of the New WPP Directors or for the benefit of persons including New WPP Directors.

(n)	The Company shall not make a payment for loss of office to a New WPP Director unless the payment has been approved by an ordinary resolution of the Company.

6.11	General meetings

(a)

The New WPP Board shall convene, and New WPP shall hold, an annual general meeting in accordance with the Statutes. Other general meetings shall be held whenever the New WPP Board thinks fit or on the requisition of New WPP Share Owners in accordance with the Statutes or the New WPP Articles.

(b)	An annual general meeting shall be called by not less than 21 days’ written notice and any other general meeting shall be called by not less than 14 clear days’ written notice.

(c)	The requisite quorum for general meetings of New WPP shall be two qualifying persons, entitled to vote on the business to be transacted at the meeting.

6.12	Borrowing powers

The New WPP Board may exercise all the powers of New WPP to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligations of New WPP or of any third party. The New WPP Board shall restrict the borrowings of New WPP and exercise all voting and other rights or powers of control exercisable by New WPP in relation to its subsidiaries (if any) so as to secure (as regards subsidiaries only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the WPP Group (exclusive of any borrowings which are owed by one New WPP Group company to another WPP Group company) after deducting the amount of cash deposited will not, without the previous sanction of New WPP in general meeting, exceed an amount equal to 2.5 times the adjusted capital and reserves (as defined in the New WPP Articles) or any higher limit fixed by ordinary resolution of New WPP which is applicable at the relevant time.

To date, no resolution of the type referred to in this paragraph has been passed.

6.13	Dividends

(a)

Declaration of dividends – subject to the provisions of the Jersey Companies Law, New WPP may, by ordinary resolution, declare a dividend to be paid to the New WPP Share Owners, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the New WPP Board.

(b)

Fixed and interim dividends – subject to the provisions of the Jersey Companies Law, the New WPP Board may pay such interim dividends as appear to the New WPP Board to be justified by the financial position of New WPP and may also pay any dividend payable at a fixed rate at intervals settled by the New WPP Board whenever the financial position of New WPP, in the opinion of the New WPP Board, justifies its payment. If the New WPP Board acts in good faith, none of the New WPP Directors shall incur any liability to the New WPP Share Owners conferring preferred rights for any loss such New WPP Share Owners may suffer in consequence of the lawful payment of an interim dividend on any New WPP Shares having non-preferred or deferred rights.

(c)

Calculation and currency of dividends – except insofar as the rights attaching to, or the terms of issue of, any New WPP Share otherwise provide: (A) all dividends shall be declared and paid according to the amounts paid up on the New WPP Shares in respect of which the dividend is paid, but no amount paid up on a New WPP Share in advance of calls shall be treated as paid up on the New WPP Share; (B) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the New WPP Shares during any portion or portions of the period in respect of which the dividend is paid; (C) any amount paid by New WPP by way of dividend will be deemed to include any amount that New WPP may be compelled by law to withhold or deduct; and (D) dividends may be declared or paid in any currency. The New WPP Board may agree with any New WPP Share Owner that dividends which may at any time or from time to time be declared or become due on his New WPP Shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for New WPP or any other person to bear any costs involved.

(d)

Dividends not to bear interest – no dividend or other moneys payable by New WPP on or in respect of any New WPP Share shall bear interest as against New WPP unless otherwise provided by the rights attached to the New WPP Share.

(e)

Calls or debts or amounts required by law may be deducted from dividends – the New WPP Board may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on or in respect of a New WPP Share all such sums as may be due from him (either alone or jointly with another) to New WPP on account of calls or otherwise in relation to New WPP Shares.

(f)

Dividends in specie – with the authority of an ordinary resolution of New WPP and on the recommendation of the New WPP Board, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company.

(g)

Scrip dividends – the New WPP Board may, with the authority of an ordinary resolution of New WPP, offer any New WPP Share Owners the right to elect to receive further shares (whether or not of that class) credited as fully paid, by way of scrip dividend instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution.

(h)	Unclaimed dividends – any dividend unclaimed for a period of 12 years after having become due for payment shall be forfeited and cease to remain owing by New WPP.

6.14	Forfeiture of New WPP Shares

(a)

If the whole or any part of any call or instalment remains unpaid on any New WPP Share after the due date for payment, the New WPP Board may serve a written notice on the New WPP Share Owner requiring him to pay so much of the call or instalment as remains unpaid, together with any accrued interest.

(b)

The written notice shall state a further day, being not less than 14 clear days from the date of the notice, on or before which, and the place where, payment is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the New WPP Share in respect of which the call was made or instalment is payable will be liable to be forfeited.

(c)

If the requirements of a notice are not complied with, any New WPP Share in respect of which it was given may (before the payment required by the notice is made) be forfeited by a resolution of the New WPP Board. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited New WPP Share and not actually paid before the forfeiture.

(d)

Every New WPP Share which is forfeited or surrendered shall become the property of New WPP and (subject to the Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the New WPP Board shall decide either to the person who was before the forfeiture the New WPP Share Owner or to any other person and whether with or without all or any part of the amount previously paid up on the New WPP Share being credited as so paid up.

6.15	Website communication with New WPP Share Owners

The New WPP Articles enable New WPP to use its website as a means of sending or supplying documents or information to New WPP Share Owners. Before communicating with a New WPP Share Owner by means of its website, New WPP must have asked the New WPP Share Owner, individually, to agree (generally or specifically) that New WPP may send or supply documents or information to him by means of a website. A member shall be deemed to have agreed that New WPP may send or supply a document or information by means of a website if no response to the request is received within 28 days. When communicating with New WPP Share Owners by means of website communications, New WPP will notify the New WPP Share Owners (by post or other permitted means) of the presence of a document or information on the website.

6.16	Directors’ indemnity, insurance and defence

As far as the legislation allows, New WPP may:

(a)	indemnify any New WPP Director (or of an associated body corporate) against any liability;

(b)

indemnify a director of a company that is a trustee of an occupational pension scheme for employees (or former employees) of New WPP (or of an associated body corporate) against liability incurred in connection with New WPP’s activities as trustee of the scheme;

(c)	purchase and maintain insurance against any liability for any director referred to in paragraph (a) or (b) above; and

(d)

provide any director referred to in paragraph (a) or (b) above with funds (whether by loan or otherwise) to meet expenditure incurred or to be incurred by him in defending any criminal, regulatory or civil proceedings or in connection with an application for relief (or to enable any such director to avoid incurring such expenditure).

7.	New WPP Directors

7.1

Sir Martin Sorrell, Paul Richardson, Mark Read, Philip Lader, Colin Day, Esther Dyson, Orit Gadiesh, David Komansky, Stanley (Bud) Morten, Koichiro Naganuma, Lubna Olayan, John Quelch, Jeffrey Rosen, Timothy Shriver and Paul Spencer were appointed as directors of New WPP on 29 September 2008.

7.2	The New WPP Directors, their functions and their biographies are set out below:

Name: Philip Lader	Position: Non-executive Chairman	Age: 62

Philip Lader was appointed chairman of WPP in 2001. The US Ambassador to the Court of St James’s from 1997 to 2001, he previously served in several senior executive roles in the US government, including as a member of the President’s Cabinet and as White House Deputy Chief of Staff. Before entering government service, he was executive vice president of the company managing the late Sir James Goldsmith’s US holdings and president of both a prominent American real estate company and universities in the US and Australia. A lawyer, he is also a senior adviser to Morgan Stanley, a director of Lloyds (of London), RAND Corporation, Marathon Oil Corporation, Rusal, AES Corporation and Songbird Estates plc (Canary Wharf), a trustee of the Smithsonian Museum of American History and a member of the Council on Foreign Relations.

Name: Sir Martin S Sorrell	Position: Chief Executive	Age: 63

Sir Martin Sorrell joined WPP in 1986 as a director, becoming WPP Group chief executive in the same year. He is a non-executive director of Formula One.

Name: Paul W G Richardson	Position: Finance Director	Age: 50

Paul Richardson became finance director of WPP in 1996 after four years with WPP as director of treasury. He is responsible for the WPP Group’s worldwide functions in finance, information technology, procurement, property, treasury, internal audit and corporate responsibility. He is also the Country Manager for Italy. Previously he spent six years with the central financial team of Hanson plc. He is a chartered accountant and a fellow of the Association of Corporate Treasurers. He is a non-executive director of Chime Communications plc and STW Communications Group Limited in Australia, both of which are companies associated with the WPP Group.

Name: Mark J Read	Position: Strategy Director	Age: 41

Mark Read was appointed a director of WPP in March 2005. He has been WPP’s Director of Strategy since 2002 and is also chief executive officer of WPP Digital. He is a member of the Supervisory Board of HighCo. He worked at WPP between 1989 and 1995 in both parent and operating company roles. Before rejoining WPP in 2002, he was a principal at the consultancy firm of Booz-Allen & Hamilton. He subsequently founded and developed Web Rewards in the UK. He is a director of CHI & Partners Limited and HighCo.

Name: Colin Day	Position: Non-executive Director	Age: 53

Colin Day was appointed a non-executive director of WPP in July 2005. He is the group finance director of Reckitt Benckiser plc, having been appointed to its board in September 2000. Previously he has been group finance director of Aegis Group plc and held a number of senior finance positions with the ABB Group plc and De La Rue Group plc. He was a non-executive director of Imperial Tobacco plc until February 2007 and of easyJet plc until September 2005.

Name: Esther Dyson	Position: Non-executive Director	Age: 57

Esther Dyson was appointed a director of WPP in 1999. In 2004, she sold her business, EDventure Holdings, to CNET Networks, the US-based interactive media company. She left CNET at the end of 2006 and now operates as an independent investor and entrepreneur under the name EDventure. She is an acknowledged deep thinker in the information technology industry, highly influential for the past 20 years on the basis of her insights into online/information technology industry worldwide, including the emerging markets of Central and Eastern Europe and Asia. An active investor as well as an analyst/observer, she has participated in the sale of Flickr to Yahoo!, Medstory to Microsoft and Powerset to Google. She sits on the boards of other IT start-ups including Boxbe (US), Eventful.com (US), Meetup Inc. (US), Midentity (UK), Newspaper Direct (Canada), CVO Group (Hungary), Voxiva (US and emerging markets) and Yandex (Russia). She sat on the consumer advisory board of Orbitz until its recent sale to Cendant. She is also active in public affairs and was founding chairman of ICANN, the domain name policy agency, from 1998 to 2000. She currently sits on the board of the Sunlight Foundation, which advocates transparency in government and is pushing US legislators to publish their daily diaries.

Name: Orit Gadiesh	Position: Non-executive Director	Age: 57

Orit Gadiesh was appointed a director of WPP in April 2004. She is chairman of Bain & Company, Inc. and a world-renowned expert on management and corporate strategy. She holds an MBA from Harvard Business School and was a Baker Scholar. She is a member of the International Advisory Board at Haute Ecole Commerciale in France. She is a member of the Foundation Board for the World Economic Forum, and on the board of The Peres Institute for Peace. She is a member of the Council on Foreign Relations, a trustee for Eisenhower Fellowships and a member of the Business Committee of the Metropolitan Museum of Art, New York.

Name: David H Komansky	Position: Non-executive Director	Age: 69

David Komansky was appointed a director of WPP in January 2003. He was chairman of the board of Merrill Lynch & Co, Inc., serving until his retirement on 28 April 2003. He served as chief executive officer from 1996 to 2002, having begun his career at Merrill Lynch in 1968. Among many professional affiliations, he serves as a director of Black Rock, Inc. and as a member of the International Advisory Board of the British American Business Council. Active in many civic and charitable organisations, he serves on the board of the New York Presbyterian Hospital.

Name: Stanley W Morten	Position: Non-executive Director	Age: 64

Stanley (Bud) Morten was appointed a director of WPP in 1991. He is a consultant and private investor. He is currently the Independent Consultant to Citigroup/Smith Barney with responsibility for its independent research requirements and is one of five public members of the Investment Advisory Council of the State of Connecticut. Previously he was the chief operating officer of Punk, Ziegel & Co, a New York investment banking firm with a focus on the healthcare and technology industries. Before that he was the managing director of the equity division of Wertheim Schroder & Co, Inc. in New York. He is a former non-executive director of Register.com, which was sold to a private equity firm in November 2005 and is no longer a public company. He is also a non-executive director of the Motley Fool, Inc., which is a private company.

Name: Koichiro Naganuma	Position: Non-executive Director	Age: 63

Koichiro Naganuma was appointed a director of WPP in 2004. He is president and group chief executive officer of Asatsu-DK, also known as ADK. Joining the agency in 1981, he began his career with the accounts service of global clients in the agency. His mandate thereafter expanded to the total operation of the group. He replaced ADK Chairman Masao Inagaki on the WPP Board who retired upon the appointment of Mr Naganuma. ADK is Japan’s third largest advertising and communications company and the ninth largest in the world. WPP holds a 22.9% interest in ADK on the basis of outstanding shares as of December 2007. He also contributes to the development of the industry by serving as deputy president of Japan Advertising Agencies Association as well as president of Japan Advertising Agencies Welfare Pension Fund.

Name: Lubna S Olayan	Position: Non-executive Director	Age: 53

Lubna Olayan was appointed a director of WPP in March 2005. She is the deputy chairman and chief executive officer of the Olayan Financing Company, a subsidiary and the holding entity for the Olayan Group’s operations in the Kingdom of Saudi Arabia and the Middle East. She is a member of the board of Saudi Hollandi Bank, a publicly listed company in Saudi Arabia, and a member of the International Business Council of the World Economic Forum and the International Advisory Board of the Council on Foreign Relations. She is a member of the board of INSEAD and of the Board of Trustees of Cornell University. She joined the International Advisory Boards of Rolls Royce plc in October 2006 and of Citi in 2007.

Name: John A Quelch	Position: Non-executive Director	Age: 56

John Quelch was appointed a director of WPP in 1988. He is Senior Associate Dean and Lincoln Filene Professor of Business Administration at Harvard Business School. Between 1998 and 2001 he was Dean of the London Business School. He also serves as chairman of the Massachusetts Port Authority. Professor Quelch’s writings focus on global business practice in emerging as well as developed markets, international marketing and the role of the multinational corporation and the nation state. He is a non-executive director of Gentiva Health Services, Inc., Inverness Medical Innovations, Inc. and Pepsi Bottling Group, Inc. He served previously on the boards of Blue Circle Industries plc, easyJet plc, Pentland Group plc and Reebok International Limited.

Name: Jeffrey A Rosen	Position: Non-executive Director	Age: 60

Jeffrey Rosen was appointed a director of WPP in December 2004. He is a deputy chairman and managing director of Lazard. He has over 30 years’ experience in international investment banking and corporate finance. He is a member of the Council on Foreign Relations. He is also President of the Board of Trustees of the International Center of Photography in New York.

Name: Timothy A Shriver	Position: Non-executive Director	Age: 48

Tim Shriver was appointed a director of WPP in August 2007. He is Chairman of Special Olympics serving over two million Special Olympic athletes and their families in 170 countries. In recent years, he has produced films for Disney, Dream Works and Fox Searchlight and, more recently, has begun writing a column for The Washington Post and Newsweek.com. He co-founded the Collaborative for Academic, Social and Emotional Learning (CASEL) and currently chairs the CASEL Board. He is a member of the Council on Foreign Relations and is also a non-executive director of the National Centre for Learning & Citizenship, Malaria No More and Neogenix. He serves on the advisory committee of Main Street Advisors and Leeds Equity.

Name: Paul Spencer	Position: Non-executive Director	Age: 58

Paul Spencer was appointed a director of WPP in April 2004. He is a financier with 20 years’ experience in the financial management of a number of blue chip companies, including British Leyland plc, Rolls Royce plc, Hanson plc and Royal & Sun Alliance plc. He served as UK chief executive of Royal & Sun Alliance plc between 1999 and 2002. He is the non-executive chairman of State Street Managed Pension Funds. He is chairman of the Association of Corporate Treasurers’ Advisory Board and of NS&I (National Savings), a UK government-owned retail savings institution, and Sovereign Reversions Group plc. He is also a non-executive director of TR Property Investment Trust plc and Nipponkoa Insurance (Europe) Limited and Independent Trustee of the Rolls Royce Group and BAT Group pension funds. Paul is a governor of Motability, a UK charity for the disabled.

7.3	The business address of each of the New WPP Directors is 6 Ely Place, Dublin 2, Ireland.

7.4

In addition to their directorships of New WPP, WPP and companies in the WPP Group, the Directors hold or have held the following directorships and/or are or have been partners of the following partnerships in the past five years before the date of this document:

Name	Position	Company/Partnership	Position still held (Y/N)
Philip Lader	Chairman	AES Corporation	Y
	(non-executive)	Lloyd’s of London	Y
		Marathon Oil Corporation	Y
		RAND Corporation	Y
		Songbird Estates plc	Y
		Executive Office Group Ltd.	Y
		Duck Creek Technologies Ltd.	Y
		Morgan Stanley Russia	Y
		United Company Rusal	Y
		First Southern Corp.	Y
		LFI Inc.	Y
		The Atlantic Council	Y
		Salzburg Global Seminar	Y
		Liberty Fellows	Y
		Nelson Mullins Riley & Scarborough	Y
		Morgan Stanley Global Real Estate & Infrastructure Funds[1]	Y
		British Museum	N
		St Paul’s Cathedral Foundation	N
		21st Century Fund	N

Sir Martin Stuart Sorrell	Chief Executive	Colefax Group plc	N
	Officer	JMS Financial Services Limited	Y
		JMS Financial Services (No 2) Limited	Y
		Cherwell Films LLP	Y
		Clyde Films LLP	Y
		Formula One	Y
		Pruway Investments Ltd	Y

Paul Winston George	Finance Director	STW Communications Group Limited	Y
Richardson		Chime Communications plc	Y
		Internet Crimes Group, Inc.	Y
		CEVA Group Plc	Y

Mark Julian Read	Executive	43 Redcliffe Road Property	N
	Director	Management Company Limited
		CHI & Partners Limited	Y
		HighCo	Y

Colin Day	Non-Executive	E.R. Howard Limited	Y
	Director	Crookes Healthcare Limited	Y

Name	Position	Company/Partnership	Position Still Held Y/N
		Green, Young & Company Limited	Y
		Glasgow Square Limited	Y
		Hamol Limited	Y
		Helpcentral Limited	Y
		Linden Germany A Limited	Y
		Linden Germany B Limited	Y
		Lloyds Pharmaceuticals	Y
		Nurofen Limited	Y
		Optrex Limited	Y
		RB Finance (France) Limited[2]	Y
		RB Holdings (Nottingham) Limited	Y
		RB Holdings Finance (France) Limited	Y
		RB Reigate (UK) Limited	Y
		Reckitt Benckiser plc	Y
		Reckitt Benckiser Healthcare (Central & Eastern Europe) Limited	Y
		Reckitt Benckiser Healthcare (CIS) Limited	Y
		Reckitt Benckiser Healthcare (MEMA) Limited	Y
		Reckitt Benckiser Healthcare International Limited	Y
		Reckitt Benckiser Treasury Services plc	Y
		Reckitt Benckiser Group plc	Y
		Reckitt Benckiser Treasury (2007) Limited	Y
		Reckitt Benckiser Expatriate Services Limited	Y
		Reckitt Benckiser Finance (2005) Limited	Y
		Reckitt Benckiser (USA) Limited	Y
		Reckitt Benckiser Finance (Subsidiary) Company Limited	Y
		Reckitt Benckiser USA Finance (No 1 Subsidiary) Limited	Y
		Reckitt Benckiser USA Finance (No 2 Subsidiary) Limited	Y
		Reckitt Benckiser USA Finance (No 3 Subsidiary) Limited	Y
		Reckitt Benckiser Service Bureau Limited	Y
		Reckitt Benckiser (Grosvenor) Holdings Limited	Y
		Reckitt & Colman Quest Trustee Limited	N
		Suffolk Finance Company Limited	Y
		Airwick (UK) Limited	N
		Atlantis (Egypt)	N
		Chiswick Products	N
		Howard Lloyd & Company, Limited	N
		Lloyd Anphar Limited	N
		Slater (Finance) Limited[3]	N
		Bell Group plc	N
		Easyjet plc	N
		Imperial Tobacco plc	N
		Flyglass Limited	Y

Esther Dyson	Non-Executive	Manugistics Group, Inc.	N
	Director	Scala Business Solutions N.V	N
		Graphisoft R&D Rt	N
		ComputerLand Poland S.A.	N
		Sourceree Limited[4]	N
		Living Systems AG	N
		Trustworks Group, Inc.	N
		Cybiko, Inc.	N
		KeySystem	N
		Electrobug Limited	N
		Meetup, Inc.	Y
		NewspaperDirect, Inc.	Y
		CVO Group	Y
		Eventful[5]	Y
		Yandex	Y
		Vatera (Hungary) Kft	Y
		Midentity Limited[6]	N

Name	Position	Company/Partnership	Position Still Held Y/N
		Brunswick Emerging Markets Aktiebolag[7]	N
		Voxiva	Y
		Boxbe	Y

Orit Gadiesh	Non-Executive	Bain & Company	Y
	Director	Federal Reserve Bank of New England	Y

David Herman	Non-Executive	AEA Investors LLC	N
Komansky	Director	BlackRock, Inc	Y
		Burt’s Bees, Inc	N
		New York Stock Exchange	N
		Schering-Plough Corporation	N

Stanley Wilbur Morten	Non-executive	Morten Paper and Metal, Inc.	Y
	Director	The Motley Fool, Inc.	Y
		Register.com, Inc.	N

Koichiro Naganuma	Non-Executive	Asatsu-DK, Inc.	Y
Director

Lubna Sulliman Olayan	Non-Executive	Saudi Hollandi Bank	Y
	Director	Olayan Investments Company
		Establishment	Y
		Chelsfield plc	N
		Chelsfield Partners LLP	Y
		Glebe Holdings Limited	Y
		Duelguide Holdings Limited	N

John Anthony Quelch	Non-executive	Pepsi Bottling Group, Inc.	Y
	Director	Inverness Medical Innovations, Inc.	Y
		Loyalty Management UK Limited	N
		Pentland Group plc	N
		Blue Circle Industries plc	N
		The Stars Foundation	Y

Jeffrey Allen Rosen	Non-Executive	Lazard Freres & Co. Limited	Y
	Director	Lazard & Co., Europe Limited	Y
		Lazard & Co. S.r.l.	Y
		Lazard Asesores Financieros, S.A.	Y
		Lazard AB	Y
		Lazard Investments S.r.l.	Y
		Lazard Services Holdings Limited	Y
		Lazard & Co., Limited	Y
		Lazard & Co., Services Limited	Y
		Lazard & Co., Holdings Limited	Y
		Lazard Alternative Investments Holdings LLC	Y
		Haojile Five Limited[8]	Y
		Haojile Four Limited[9]	Y
		Cypress Air LLC	N
		Wasserstein Perella & Co. Holdings. Inc.	N
		Wasserstein Perella & Co., Inc.	N
		Dresdner Kleinwort Wasserstein, Inc.	N
		Wasserstein Perella & Co. Japan, Ltd.	N
		Wasserstein Perella & Co. Ltd.	N
		Wasserstein Perella & Co. Pacific, Ltd.	N
		Wasserstein Perella Emerging Markets, Inc.	N
		Wasserstein Perella (France) S.A.	N
		Wasserstein Perella Group Holdings, LLC.	N
		Wasserstein Perella Securities Limited	N
		WPEM Asset Management, Inc.	N
		WP Plan Management Partners, Inc.	N
		WP Plan Management Partners IT, Inc.	N
		Wasserstein Perella	N
		Wasserstein Perella International	N
		Dresdner Kleinwort Wasserstein	N

Timothy Perry Shriver	Non-Executive	Lovin Scoopful LLC	Y
	Director	Neogenix	Y

Name	Position	Company/Partnership	Position Still Held Y/N
		NCLC	Y
		CASEL	Y
		Malaria No More	Y
		Special Olympics	Y

Paul Spencer	Non-Executive	Britannic Assurance plc	N
	Director	Britannic Group plc	N
		British American Tobacco UK Pension Fund Trustee Limited	Y
		Royal Sun Alliance Group plc	N
		Cavendish Insurance Limited	N
		CMC Markets plc	N
		CMC Markets UK plc	N
		Commercial Bridging Limited	N
		GHK Asset Management Limited	N
		Goshawk Insurance Holdings plc	N
		London Wall Trustees Limited	Y
		MH (GB) Limited	Y
		National Savings and Investments	Y
		Nipponkoa Insurance Company (Europe) Limited	Y
		Recommend Limited	N
		Sovereign Reversions plc	Y
		State Street Managed Pension Funds Limited	Y
		TR Property Investment Trust plc	Y
		Trustco Finance plc	Y
		Trust Union Finance (1991) plc	Y
		P and L Partnership	Y
		Victoria Square Gardens Limited	Y
		Beachcroft Wansborough	N
1	Member of Investment Committee.
2	In liquidation.
3	Dissolved 28 February 2006
4	Dissolved 16 February 2005.
5	Formerly called EVDB, Inc.
6	In liquidation as at 10 January 2008. Total deficiency to members of »646,162 as shown in statement of affairs dated 10 January 2008.
7	Dissolved 23 April 2004.
8	Dormant company.
9	Dormant company

7.5	None of the New WPP Directors has at any time within the last five years preceding the date of this document:

(a)	save as disclosed in paragraph 7.4 above, been a director or partner of any companies or partnerships; or

(b)	had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty; or

(c)	been adjudged bankrupt or been the subject of any individual voluntary arrangement; or

(d)

save as disclosed in paragraph 7.4 above, been a director of a company which has been placed in receivership, compulsory liquidation, creditors’ voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors, at any time while he was a director of that company or within 12 months after his ceasing to be a director; or

(e)

been a partner or senior manager in a partnership which, while he was a partner or senior manager or within 12 months of his ceasing to be a partner or senior manager, was put into compulsory liquidation or administration or entered into any partnership voluntary arrangement or had a receiver appointed over any partnership asset; or

(f)	had a receiver appointed with respect to any assets belonging to him or a partnership of which he has been a partner; or

(g)

been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body) or been disqualified by a court from acting as a director or other officer of a company or from acting in the management or conduct of the affairs of any company.

7.6	None of the New WPP Directors has any family relationship with another New WPP Director.

8.	Directors’ interests in WPP and New WPP

8.1

Assuming no further WPP Shares have been purchased or issued after 2 October 2008 (being the last practicable date before the publication of this document), the New WPP Directors and their immediate families have the following interests in the share capital of WPP (all of which are beneficial unless otherwise stated) and, in the event that the Scheme becomes effective, the New WPP Directors will have the following interests in New WPP by virtue of the effect of the Scheme on their existing holdings in WPP Shares:

Name	Number of WPP Shares before the Scheme becomes effective	Percentage of WPP Shares before the Scheme becomes effective	Number of New WPP Shares after the Scheme becomes effective	Percentage of New WPP Shares after the Scheme becomes effective[6]
Philip Lader	11,950	0.001	11,950	0.001
Sir Martin Sorrell[1,3,4,5]	16,555,181	1.40	16,555,181	1.40
Paul Richardson[1,3]	291,319	0.02	291,319	0.02
Mark Read[1,3]	60,190	0.005	60,190	0.005
Colin Day	5,240	‹0.001	5,240	‹0.001
Esther Dyson	35,000	0.003	35,000	0.003
Orit Gadiesh	Nil	Nil	Nil	Nil
David Komansky	10,000	0.001	10,000	0.001
Stanley Morten	20,000	0.002	20,000	0.002
Koichiro Naganuma[2]	Nil	Nil	Nil	Nil
Lubna Olayan	Nil	Nil	Nil	Nil
John Quelch	12,000	0.001	12,000	0.001
Jeffrey Rosen	12,000	0.001	12,000	0.001
Timothy Shriver	5,000	‹0.001	5,000	‹0.001
Paul Spencer	10,000	0.001	10,000	0.001

Notes:

1.

Each executive WPP Director has a technical interest as an employee and potential beneficiary in WPP Shares held under the ESOPs. As at 2 October 2008 (being the last practicable date before the publication of this document), the ESOPs held in total 36,105,493 WPP Shares.

2.

Koichiro Naganuma is a director of Asatsu-DK, Inc., which as at 2 October 2008 (being the last practicable date before the publication of this document) had interests in 31,295,646 WPP Shares representing 2.66% of the issued share capital. Immediately following implementation of the Scheme, the shareholding will represent 2.66% of the issued share capital.

3.

Interests include investment shares committed to the 2005, 2006 and 2007 awards under the WPP Group plc 2004 Leadership Equity Acquisition Plan but do not include matching shares from these plans, if any.

4.

Includes 2,823,786 WPP Shares pursuant to the vesting of the award granted in 2004 under the WPP Group plc 2004 Leadership Equity Acquisition Plan, the receipt of which has been deferred until November 2011.

5.

Includes 3,636,950 WPP Shares which originally formed part of the Capital Investment Plan (an award in respect of 4,691,392 WPP Shares in total, some of which have been received by Sir Martin Sorrell) and now comprise the UK and US Deferred Stock Units Award Agreements.

6.

This does not take into account any increase in share capital that may arise as a result of the TNS Offer becoming unconditional in all respects. If the TNS Offer becomes unconditonal in all respects, and the Scheme becomes effective, up to 82,807,368 New WPP Shares will be issued to former TNS Share Owners.

Except as noted in footnote 5 above, the above table does not reflect the extent to which any WPP Directors may have additional beneficial interests by virtue of their participation in the WPP Share Plans. The interests of the Directors in this regard are set out in paragraph 8.3 of this Part 6. The WPP Directors are not participants in the Inherited Share Plans.

8.2

The interests of the New WPP Directors together represent approximately 1.45 per cent. of the issued share capital of WPP as at 2 October 2008 (being the last practicable date before publication of this document) and are expected to represent approximately 1.45 per cent. of the issued share capital of New WPP upon the Scheme becoming effective (not taking into account any increase in share capital that may arise as a result of the TNS Offer becoming unconditional in all respects).

8.3	As at 2 October 2008 (being the last practicable date before the publication of this document), the following New WPP Directors held the following interests in WPP Shares under the WPP Share Plans:

WPP Executive Stock Option Plan

	Grant Date	Number of WPP Shares	Exercise Price
Mark Read	11/03	10,615	£5.595
	10/04	9,879	£5.535

WPP Group plc 2004 Leadership Equity Acquisition Plan

	Grant Date	Maximum number of WPP Shares
Paul Richardson	15/12/05	406,790
	15/11/06	330,510
	11/12/07	297,485
Sir Martin Sorrell	15/12/05	1,016,970
	15/11/06	782,680
	11/12/07	743,710
Mark Read	15/12/05	50,850
	15/11/06	82,625
	11/12/07	74,370

Restricted Stock Awards/Executive Share Awards

	Grant Date	Number of WPP Shares	Vesting Date
Paul Richardson	08/05/07	75,441	02/03/09
	03/03/08	96,094	06/03/10
Sir Martin Sorrell	23/02/07	104,587	02/03/09
	03/03/08	149,851	06/03/10
Mark Read	16/03/06	3,601	16/03/10
	23/02/07	30,798	02/03/09
	27/04/07	9,526	16/03/11
	03/03/08	43,202	06/03/10

8.4

The interests disclosed in this paragraph 8 are based upon the interests of the New WPP Directors in the ordinary share capital of WPP which: (i) have been notified by each New WPP Director to WPP pursuant to Chapter 3 of the Disclosure and Transparency Rules before 2 October 2008 (the last practicable date before the publication of this document); or (ii) are interests of a connected person (within the meaning of the Disclosure and Transparency Rules) of a Director which have been notified to WPP by each connected person pursuant to Chapter 3 of the Disclosure and Transparency Rules.

8.5	Save as set out in this paragraph 8, none of the New WPP Directors or any connected person has any interest, whether beneficial or non-beneficial, in the share capital of any member of the WPP Group.

8.6

Koichiro Naganuma was appointed as a WPP Director under the terms of an agreement between Old WPP and Asatsu-DK, Inc. (Asatsu), as described in paragraph 23.1(i) of this Part 6. Asatsu holds 2.66 per cent. of WPP’s issued share capital as at 2 October (being the last practicable date before the publication of this document). Other than as set out in this paragraph, none of the WPP Directors has any potential conflicts of interest between their duties to WPP and their private interests and/or their duties to third parties.

9.	Principal shareholders

9.1

Insofar as is known to WPP and New WPP as at 2 October 2008 (being the last practicable date before the publication of this document), the following persons were interested, directly or indirectly, in 3 per cent. or more of WPP’s voting share capital (on the basis of their disclosed existing holdings of WPP Shares as at 2 October 2008 (being the last practicable date before the publication of this document)) and the amount of such person’s holding of the total voting rights in respect of the New WPP Shares following the Scheme becoming effective is expected to be as follows:

Name	Number of WPP Shares before the Scheme becomes effective	Percentage of WPP Shares before the Scheme becomes effective	Number of New WPP Shares after the Scheme becomes effective	Percentage of New WPP Shares after the Scheme becomes effective[1]
Massachusetts Financial Services Company Investment Management	60,800,602	5.17	60,800,602	5.17
Invesco plc	57,800,827	4.92	57,800,827	4.92
Legal and General	55,108,806	4.69	55,108,806	4.69
ESOPs	36,105,493	3.07	36,105,493	3.07

Notes:

1. This does not take into account any increase in share capital that may arise as a result of the TNS Offer becoming unconditional in all respects. If the TNS Offer becomes unconditional in all respects, and the Scheme becomes effective, up to 82,807,368 New WPP Shares will be issued to former TNS Share Owners.

The disclosed interests above refer to the respective combined holdings of those entities and to interests associated with them.

9.2

Save as disclosed in paragraph 9.1 above, the New WPP Directors are not aware of any holdings of voting rights (within the meaning of Chapter 5 of the Disclosure and Transparency Rules) which represent 3 per cent. or more of the total voting rights in respect of the issued ordinary share capital of New WPP once the Scheme becomes effective.

9.3

So far as New WPP is aware, immediately following implementation of the Scheme, no person or persons, directly or indirectly, jointly or severally, will exercise or could exercise control over New WPP.

9.4	Neither New WPP nor the New WPP Directors are aware of any arrangements, the operation of which may at a subsequent date result in a change of control of New WPP.

9.5

There are no differences between the voting rights enjoyed by the principal share owners described in paragraph 9.1 above and those enjoyed by any other WPP Share Owner and expected to be enjoyed by New WPP Share Owners.

9.6	There are no outstanding loans or guarantees granted or provided by New WPP to any of its subsidiaries for the benefit of any of the New WPP Directors.

10.	Related party transactions

10.1

In the year ended 31 December 2007, the WPP Group paid costs of £500,000 in connection with an action for the misuse of private information brought by Sir Martin Sorrell against FullSix SpA, FullSix Francia SAS, Marco Tinelli and Marco Benatti (the Defendants) and an action for libel, brought by Sir Martin Sorrell against the Defendants (the Actions). In the year ended 31 December 2006, the WPP Group paid additional costs of £300,000 in connection with the Actions. These costs were authorised by the Board of WPP as an integral part of broader legal actions, some of which are ongoing, to protect the commercial interests of the WPP Group. No further payments have been or will be made in connection with the Actions.

10.2

From time to time the WPP Group enters into transactions with its associate undertakings. These transactions were not material for the six months ended 30 June 2008 nor for the years ended 31 December 2005, 2006 and 2007.

10.3

Save as disclosed above, there are no related party transactions between WPP and members of the WPP Group that were entered into during the financial years ending 31 December 2005, 2006 and 2007 and during the period between 1 January 2008 and 2 October 2008 (being the last practicable date before the publication of this document).

11.	Corporate governance

Although New WPP will be a Jersey incorporated company, the City Code will continue to apply to it. As noted in paragraph 6 of this Part 6, similar safeguards that apply to share issues in respect of pre-emption rights under English law will apply to New WPP by virtue of the relevant provisions being included in the New WPP Articles.

As application is being made for New WPP to be admitted to the Official List, it will comply with the Listing Rules and will voluntarily comply with the Combined Code and relevant institutional shareholder guidelines as if it were a listed UK-incorporated company to the same extent that WPP currently complies with the Combined Code and those institutional shareholder guidelines.

The Board of WPP is firmly committed to high standards of corporate governance. WPP supports the principles of corporate governance contained in the Combined Code and is in full compliance with the provisions set out in section 1 of the Combined Code. New WPP will seek to uphold such high standards of corporate governance and on Admission will establish an Audit Committee, Compensation Committee and Nomination Committee, the details of which are set out below.

(a)	Audit Committee

The Audit Committee will be chaired by Paul Spencer and its other members will be Colin Day, Stanley Morten and Jeffrey Rosen, each of whom the Directors consider to be independent non-executive directors. The company secretary (or his/her nominee) shall be the secretary to the Audit Committee and other executives will be invited to attend the Audit Committee meetings, including the chairman of the New WPP Board, the Chief Financial Officer, the director of internal audit and the group chief counsel.

The Audit Committee will meet at least four times a year and otherwise as frequently as required and such meetings will be timed to coincide with key dates in New WPP’s reporting cycle. The external auditors, the Chief Financial Officer, the director of internal audit and group chief counsel may each request a meeting with the Audit Committee or its chairman if they consider that one is necessary. At least once a year the Audit Committee will meet with the external auditors and with the director of internal audit without the presence of executive management.

The Audit Committee will be responsible for reviewing the interim and annual financial statements, reviewing the adequacy of WPP Group’s internal control and risk management process and ensuring that procedures are in place to deal with issues regarding accounting, audit, and corporate social responsibility matters.

(b)	Compensation Committee

The Compensation Committee will be composed entirely of independent non-executive directors. It will be chaired by Jeffrey Rosen and its other members will be Esther Dyson and Philip Lader, each of whom the New WPP Directors consider to be independent non-executive directors. The Compensation Committee may require the Chief Executive Officer, Chief Talent Officer and other executives to attend its meetings for certain agenda items. No executive shall take part in decisions on his or her own remuneration. The Compensation Committee will meet at least three times a year and otherwise as frequently as is required.

The Compensation Committee will be responsible for formulating and recommending policy on executive remuneration. Within the terms of the agreed policy, the Compensation Committee will approve the specific components of remuneration packages of all executive directors and the chairman of New WPP. It will also review the general remuneration framework for senior executives and make awards under the WPP Share Plans and the Replacement Share Plans.

(c)	Nomination Committee

The Nomination Committee will be chaired by Philip Lader (non-executive chairman) and its other members will be David Komansky, Esther Dyson and Lubna Olayan, each of whom the New WPP Directors consider to be independent non-executive directors. The Nomination Committee will meet at least once a year and otherwise as frequently as is required for the performance of its duties.

The Nomination Committee will review the structure, size and composition of the New WPP Board, oversee the recruitment of new WPP Board members, both executive and non-executive, review the responsibilities and performance of non-executive directors and monitor the effectiveness of the Audit and Compensation Committees.

12.	WPP Directors’ service agreements and emoluments

12.1

The executive WPP Directors have service agreements with Old WPP. Sir Martin Sorrell and Paul Richardson also have service agreements with WPP Group USA, Inc. The non-executive WPP Directors have letters of appointment with WPP. Conditional on the Scheme becoming effective, each of the executive WPP Directors will enter into amended service agreements with Old WPP and/or, as appropriate, WPP Group USA, Inc. and all the WPP Directors will enter into new letters of appointment with New WPP in order to reflect the new structure of the WPP Group and any revised duties once the Scheme becomes effective. It is anticipated that such amendments will not result in any material change to the gross remuneration payable to the WPP Directors. However, in the event that the remuneration and benefits package of any of the WPP Directors is adversely affected by the tax residency of New WPP, New WPP will enter into arrangements with such WPP Directors to seek to put them into the position they would have been in had the tax residency of New WPP been in the UK.

12.2

In order to terminate the service agreements or letters of appointment, written notice is required. The notice periods specified in the service agreements and letters of appointment (as applicable) are set out below, along with the date of each WPP Director’s current service agreement or letter of appointment (as applicable):

Director	Contract date	Notice period
Philip Lader	20 May 2008	2 months
Sir Martin Sorrell	1 April 2005	At will
Paul Richardson	1 January 2005	12 months
Mark Read	9 September 2002	6 months
Colin Day	20 May 2008	2 months
Esther Dyson	20 May 2008	2 months
Orit Gadiesh	20 May 2008	2 months
David Komansky	20 May 2008	2 months
Bud Morten	20 May 2008	2 months
Koichiro Naganuma	20 May 2008	2 months
Lubna Olayan	20 May 2008	2 months
John Quelch	20 May 2008	2 months
Jeffrey Rosen	20 May 2008	2 months
Tim Shriver	20 May 2008	2 months
Paul Spencer	20 May 2008	2 months

12.3	Key details of the executive WPP Directors’ service agreements are set out below:

Sir Martin Sorrell

Sir Martin Sorrell’s UK service agreement can be immediately terminated at any time by either party giving written notice. Except in certain events which would justify summary dismissal, such as gross neglect or wilful misconduct, any notice given by either party shall be deemed to be a notice given by such party on the grounds of Sir Martin’s retirement and upon giving such notice he shall be deemed to have retired and qualified for retirement treatment for the purposes of all plans, policies, arrangements of, or other agreements with, WPP, New WPP or any WPP Group company. He shall have no entitlement to any notice payment. Sir Martin’s UK service agreement does not contain any post-termination restrictive covenants.

Sir Martin is entitled to an annual salary of £1,000,000 and an annual cash bonus of up to 200% of annual salary. Sir Martin also receives pension contributions of up to 40% of annual salary. He is also entitled to participate in WPP’s short and long term incentive plans.

Sir Martin’s US service agreement is in materially similar form to his UK service agreement. The annual salary of £1,000,000, pension contribution of 40% of annual salary and annual cash bonus of up to 200% of annual salary noted above include his entitlements under his US service agreement.

Upon the Scheme becoming effective, Sir Martin’s annual salary will be reduced by £100,000. He will become entitled to a fee of £100,000 in respect of his appointment as a director of New WPP. Sir Martin’s pension contribution and bonus payment will continue to be calculated as if his annual salary was £1,000,000.

Paul Richardson

Mr Richardson’s UK service agreement is to be terminated upon the Scheme becoming effective.

Mr Richardson’s US Service Agreement can be terminated at any time by either party giving 12 months’ written notice. There is no provision in his US service agreement for any further payment to be made to him on termination or following a change of control of Old WPP, although there is a change of control provision in a US supplemental retirement agreement, as detailed below.

Mr Richardson is entitled to an annual salary of £550,000 and an annual cash bonus of up to 120% of his annual salary.

Mr Richardson’s US service agreement contains post-termination restrictive covenants which, in summary, are intended to prevent him from doing the following during the period of 12 months from the termination of his employment or the commencement of garden leave (whichever is the earlier):

•

taking any steps preparatory to or being engaged, employed or interested or concerned in any Restricted Business (as defined in the service agreement) which is in competition with WPP Group USA, Inc., or any Relevant Group Company (as defined in the service agreement) and/or any business which was a potential target for acquisition by WPP Group USA, Inc., or any Relevant Group Company and/or any individual, firm, company or other entity directly or indirectly owning or controlling any such business;

•

acquiring a substantial or controlling interest directly or indirectly in any Restricted Business or any business which was a potential target for acquisition by WPP Group USA, Inc., or any Relevant Group Company or any individual, firm, company or other entity owning or controlling any such business;

•

soliciting or attempting to solicit, canvass, interfere with or entice away from WPP Group USA, Inc., or any Relevant Group Company the custom or any prospective custom of any client or prospective client with a view to providing to that client or prospective client any products or services which are the same as or materially similar to the Restricted Business in competition with WPP Group USA, Inc., or any Relevant Group Company;

•

providing or agreeing to provide any products or services which are the same as or materially similar to the Restricted Business with any client or prospective client in competition with WPP Group USA, Inc., or any Relevant Group Company;

•

soliciting, enticing or encouraging or attempting to solicit, entice or encourage any Key Person (as defined in the service agreement) to leave the employment of WPP Group USA, Inc., or any Relevant Group Company in relation to any Restricted Business or other entity directly or indirectly owned or controlled by or controlling any Restricted Business which is or is proposing to be in competition with WPP Group USA, Inc., or any Relevant Group Company;

•

employing, engaging, appointing, entering into partnership or association with or in any way causing to be employed, engaged or appointed the services of any Key Person in relation to any Restricted Business or other entity directly or indirectly owned or controlled by or controlling any Restricted Business which is or is proposing to be in competition with WPP Group USA, Inc., or any Relevant Group Company;

•

providing or agreeing to provide any Restricted Business in respect of any account, product or brand which competes with any client’s account, product or brand in respect of which Mr Richardson had material dealings or responsibility;

•

being employed or engaged by any client or prospective client if a reasonably likely consequence is that the client or prospective client will cease to use or materially reduce its usage of the services of WPP Group USA, Inc., or any Relevant Group Company or in the case of a prospective client will not use the services of WPP Group USA, Inc., or any Relevant Group Company or use them to a materially lesser extent;

•

soliciting or trying to solicit or place orders for the supply of products or services from any supplier to WPP Group USA, Inc., or any Relevant Group Company if a reasonably likely consequence is that the supplier will cease supplying, materially reduce its supply or vary detrimentally the terms on which it supplies products or services to WPP Group USA, Inc., or any Relevant Group Company; and

•	encouraging, assisting or procuring any individual, firm, company or other entity to do anything which if done by Mr Richardson would be a breach of any of the restrictions above.

Mr Richardson’s US service agreement entitles WPP Group USA, Inc. to place him on garden leave during any period of notice provided it continues to pay his salary and continues his contractual benefits.

He is also entitled to participate in WPP’s short term and long term incentive plans. A supplemental retirement agreement provides for 20% of his annual salary for 2005 to 2007 and 30% of his annual salary from 2008 onwards be paid into a deferred account which is a notional account set up to record amounts deferred and amounts of income gain or loss deemed credited in respect of him. The agreement further provides that his deferral account balance shall be paid out in a single lump sum in the event of a change of control of WPP or WPP Group USA, Inc.

Upon the Scheme becoming effective, Mr Richardson’s annual salary will be reduced by £75,000. He will become entitled to a fee of £75,000 in respect of his appointment as a director of New WPP. Mr Richardson’s pension contribution and bonus entitlement will continue to be calculated as if his annual salary was £550,000.

Mark Read

Mr Read’s service agreement can be terminated at any time by either party giving six months’ written notice. There is no provision in his service agreement for any further payment to be made to him on termination or following a change of control of Old WPP.

Mr Read is entitled to an annual salary of £275,000 and an annual cash bonus of up to 75% of annual salary. He is also entitled to participate in WPP’s short and long term incentive plans.

Mr Read’s service agreement contains post-termination restrictive covenants which (in summary) are intended to prevent him from doing the following during the period of 12 months from the termination of his employment or the commencement of garden leave (whichever is the earlier):

•

taking any steps preparatory to or being engaged, employed or interested or concerned in any Restricted Business (as defined in the service agreement) which is in competition with Old WPP or any Group Company (as defined in the service agreement) and/or any business which was a potential target for acquisition by Old WPP or any Group Company and/or any individual, firm, company or other entity directly or indirectly owning or controlling any such business;

•

acquiring a substantial or controlling interest directly or indirectly in any Restricted Business or any business which was a potential target for acquisition by Old WPP or any Group Company or any individual, firm, company or other entity owning or controlling any such business;

•

approaching, soliciting or endeavouring to entice for the purposes of any Restricted Business any Restricted Person (as defined in the service agreement) to leave the employment of Old WPP or any Group Company;

•	employing or offering to employ or engage the services of any Restricted Person in any Restricted Business or other entity directly or indirectly owned by or controlling any Restricted Business;

•

soliciting, interfering with or enticing away from Old WPP or any Group Company the custom of any Restricted Client (as defined in the service agreement) or Prospective Client (as defined in the service agreement) in relation to the conduct of any Restricted Business;

•	dealing with any Restricted Client or Prospective Client in relation to the conduct of Restricted Business; and

•	encouraging, assisting or procuring any individual, firm, company or other entity to do anything which if done by Mr Read would be a breach of any of the restrictions above.

Mr Read’s service agreement entitles WPP to place him on garden leave during any period of notice, provided WPP continues to pay his salary and continues his contractual benefits.

Upon the Scheme becoming effective Mr Read’s annual salary will be reduced by £75,000. He will become entitled to a fee of £75,000 in respect of his appointment as a director of New WPP. Mr Read’s pension contribution and bonus entitlement will continue to be calculated as if his annual salary was £275,000.

12.4

Remuneration of the Directors who were WPP Directors during the year ended 31 December 2007 is set out in the table below. All amounts shown constitute the total amounts which the respective Director received during 2007 and for the annual bonus in respect of 2007 but received in 2008.

Chairman	Location	Salary and fees	Other benefit[1]	Short-term incentive plans (annual bonus)	Value of ESA	Total annual remuneration		Pensions contributions
						2007 Total	2006 Total	2007 Total	2006 Total
					£000
Chairman
P Lader	USA	313	—	—	—	313	213	—	—
Executive directors
M S Sorrell	UK	1,003	35	1,650	885	3,573	3,294	400	337
M Read	UK	275	1	191	255	722	646	27	23
P W G Richardson	USA	469	82	481	567	1,599	1,612	95	90

Non-executive directors
C Day	UK	62	—	—	—	62	50	—	—
E Dyson	USA	68	—	—	—	68	56	—	—
O Gadiesh	USA	60	—	—	—	60	50	—	—
D H Komansky	USA	65	—	—	—	65	51	—	—
C A E Mackenzie[2]	UK	68	—	—	—	68	54	—	—
S W Morten	USA	75	—	—	—	75	63	—	—
K Naganuma[3]	Japan	—	—	—	—	—	—	—	—
L Olayan	KSA	60	—	—	—	60	50
J A Quelch	USA	70	64	—	—	134	139	—	—
J Rosen	USA	75	—	—	—	75	60	—	—
T Shriver	USA	24	—	—	—	24	—	—	—
P Spencer	UK	70	—	—	—	70	60	—	—

Total remuneration		2,757	182	2,322	1,707	6,968	6,398	522	450

Notes:

1	Other benefits include items such as healthcare, life assurance and allowances for cars and housing.
2	Mr Mackenzie retired on 24 June 2008 and is no longer a Director.
3	Mr Naganuma received no remuneration from WPP Group given his executive position with Asatsu-DK, Inc.

12.5

For the financial year ended 31 December 2007, the aggregate remuneration paid and benefits in kind granted to the WPP Directors by the WPP Group was £6.968 million and the aggregate amount set aside by WPP Group to provide pension, retirement or similar benefits to the WPP Directors was £522,000. It is estimated that for the financial year ending 31 December 2008, under arrangements in force at the date of this document, the total annual remuneration of the New WPP Directors (including any proposed directors) will be approximately £5.9 million.

12.6

Other than as described in this paragraph, there is no arrangement under which a New WPP Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document. In respect of the financial year ended 31 December 2008, Lubna Olayan has waived her entitlement to any fees in respect of her non-executive directorship of WPP.

12.7	There are no outstanding loans or guarantees granted or provided by any member of the WPP Group to, or for the benefit of, any of the New WPP Directors.

12.8	Other than as described in paragraph 12.4 above, no benefit, payment or compensation of any kind is payable to any New WPP Director upon termination of his or her employment.

13.	The WPP Share Plans, the Replacement Share Plans and the Inherited Share Plans

13.1	Effect of the Scheme on the WPP Share Plans and Inherited Share Plans

It is WPP’s intention that the Scheme should, where possible, have no impact on the rights outstanding under the WPP Share Plans and the Inherited Share Plans and that those rights and the ability to grant new awards over New WPP Shares should continue after the Scheme becomes effective. Accordingly, where permitted under the rules of the WPP Share Plans and the Inherited Share Plans, rights will not vest or become exercisable early as a result of the Scheme becoming effective but will continue on the same terms other than that they will be satisfied using New WPP Shares rather than WPP Shares. For most participants this will not require any action on their part, although some will need to agree to having their existing rights over WPP Shares exchanged for equivalent rights over New WPP Shares.

Minor amendments will need to be made to the rules of certain of the WPP Share Plans and the Inherited Share Plans to enable the awards under the relevant plans to be satisfied using New WPP Shares.

13.2	The Replacement Share Plans

It is proposed to adopt the Replacement Share Plans to replace the 2005 ExSOP and the 2005 WWOP.

(a)	The WPP 2008 Executive Stock Option Plan (2008 ExSOP)

(i)	Outline

The 2008 ExSOP is being adopted by New WPP to replace the 2005 ExSOP and has the same provisions as the 2005 ExSOP. No further options will be granted under the 2005 ExSOP after the Scheme becomes effective. Like the 2005 ExSOP, the 2008 ExSOP will expire in 2015. The 2008 ExSOP includes a section intended to be capable of approval by HMRC as well as additional sections which amend the rules in certain jurisdictions. The 2008 ExSOP will be administered by the Compensation Committee.

(ii)	Eligibility

Options may be granted to employees or executive directors of any member of the New WPP Group.

(iii)	Grant of options

Normally options may only be granted within the period of six weeks following the announcement of the WPP Group’s interim or final results for any period. In exceptional circumstances, such as to facilitate the recruitment of a new employee, options may be granted at other times.

Whilst it is the current policy of WPP not to grant options to executive directors under the 2005 ExSOP, and it is intended not to do so under the 2008 ExSOP, the rules provide that if such options are granted they will be subject to performance conditions set by the Compensation Committee. The default performance condition applicable to options granted to executive directors under the 2008 ExSOP (i.e. if no other performance condition is specified when the options are granted) is that the growth in earnings per share of New WPP must exceed the growth in the UK retail prices index by at least 5 per cent. per annum over a fixed three year period. The Compensation Committee may, at its discretion, make other grants of options conditional on the satisfaction of performance conditions (either the default performance condition or otherwise).

(iv)	Option price

The price payable per New WPP Share for the exercise of an option must not be less than the lower of the two prices shown for New WPP Shares on the grant date plus one quarter of the difference between them (as derived from the Daily Official List of the London Stock Exchange or other reputable market source) or, in the case of an option over a New WPP ADS, the fair market value of a New WPP ADS as quoted on the NASDAQ over any number of consecutive dealing days (being not more than five) immediately preceding or ending on the grant date.

(v)	Exercise of options

Options granted under the 2008 ExSOP will normally be exercisable after the third anniversary of grant. The options may also be exercised (to the extent permitted under any performance conditions) for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the New WPP Group of the company or business in which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre (to the extent permitted under any performance conditions) and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

If exercise of an option that is subject to performance conditions is permitted before the end of the performance period, the Compensation Committee will make an early determination as to the extent to which the performance conditions have been met.

(vi)	Issue of shares

Options granted under the 2008 ExSOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares.

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(vii)	Plan limits

New WPP will not issue options under the 2008 ExSOP which would, when aggregated with other options or awards granted or made by New WPP and any other company in the WPP Group in the ten years prior to the grant of the option being considered, result in the number of New WPP Shares which are required to be issued to satisfy those options and awards exceeding 10 per cent. of the issued share capital of New WPP.

For the purposes of this limit, rights to acquire shares which are released or which lapse without being exercised cease to count and the transfer of treasury shares is treated as the issue of new shares.

No individual may, in any 12 month period, receive options over New WPP Shares under the 2008 ExSOP with a value exceeding four times that individual’s basic annual salary.

(viii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and to the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which those New WPP Shares are acquired on exercise to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply that sum in paying up the amount on the New WPP Shares.

(ix)	Pensionability

Benefits under the 2008 ExSOP are not pensionable.

(x)	Amendments

The Compensation Committee may amend the provisions of the 2008 ExSOP or the terms of options granted under it provided that no amendment to the advantage of eligible employees or participants in the 2008 ExSOP will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the 2008 ExSOP to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any New WPP Group company. Amendments to key features of the approved section of the 2008 ExSOP cannot be made without the approval of HMRC.

(b)	The WPP 2008 Worldwide Ownership Plan (2008 WWOP)

(i)	Outline

The 2008 WWOP is being adopted by New WPP to replace the 2005 WWOP and has the same provisions as the 2005 WWOP. No further options will be granted under the 2005 WWOP after the Scheme becomes effective. Like the 2005 WWOP, the 2008 WWOP will expire in 2015. The 2008 WWOP includes a section intended to be capable of approval by HMRC and additional sections amending the rules in certain overseas jurisdictions. The 2008 WWOP is administered by the Compensation Committee.

(ii)	Eligibility

Options may be granted to employees of the WPP Group or any subsidiary designated as a participating company who are employees of the New WPP Group with at least two years’ continuous service (or any other period of service determined by the Compensation Committee).

(iii)	Grant of options

Normally, options may only be granted within the period of six weeks following the announcement of New WPP’s interim or final results for any period. In exceptional circumstances, options may be granted at other times.

The Compensation Committee can apply performance conditions to a grant of options under the 2008 WWOP where it considers it appropriate to do so.

(iv)	Option price

The price payable per New WPP Share for the exercise of an option must not be less than the lower of the two prices shown for New WPP Shares on the grant date plus one quarter of the difference between them (as derived from the Daily Official List of the London Stock Exchange or other reputable market source) or, in the case of an option over a New WPP ADS, the fair market value of a New WPP ADS as quoted on the NASDAQ over any number of consecutive dealing days (being not more than five) immediately preceding or ending on the grant date.

(v)	Exercise of options

Options granted under the 2008 WWOP will generally be exercisable on the third anniversary of grant. The options may also be exercised for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the WPP Group of the company or business by which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

(vi)	Issue of shares

Options granted under the 2008 WWOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares. New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(vii)	Plan limits

New WPP will not issue options under the 2008 WWOP which would, when aggregated with other options or awards granted or made by New WPP and any other company in the WPP Group in the ten years before the grant of the option being considered, result in the number of New WPP Shares which are required to be issued to satisfy those options and awards exceeding 10 per cent. of the issued share capital of New WPP.

For the purposes of this limit, rights to acquire shares which are released or which lapse without being exercised cease to count and the transfer of treasury shares is treated as the issue of new shares.

No individual may, in any 12 month period, receive options over New WPP Shares under the 2008 WWOP with a value exceeding one times that individual’s basic annual salary.

(viii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which shares are acquired on the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(ix)	Pensionability

Benefits under the 2008 WWOP are not pensionable.

(x)	Amendments

The Compensation Committee may amend the provisions of the 2008 WWOP or the terms of options granted under it, provided that no amendment to the advantage of participants in the 2008 WWOP can be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the 2008 WWOP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the approved section of the 2008 WWOP cannot be made without the approval of HMRC.

13.3	The Continuing Share Plans

It is proposed to adopt the Continuing Share Plans to enable New WPP to grant new awards under those plans over New WPP Shares and to satisfy existing awards under those plans using New WPP Shares (including newly-issued New WPP Shares or New WPP Treasury Shares). Summaries of the principal terms of the Continuing Share Plans that will be applicable to both existing awards and new awards if the Scheme becomes effective are set out below.

(a)	The WPP Group plc 2004 Leadership Equity Acquisition Plan (LEAP)

(i)	General

LEAP was established in 2004 and replaced the previous Leadership Equity Acquisition Plan established in 1999 (under which there are no outstanding awards).

(ii)	Investment shares

A participant must commit investment shares (Investment Shares) in order to qualify for matching shares. With the exception of Sir Martin Sorrell (for whom the relevant limits are investment shares to the maximum value of US$10 million in respect of his award in 2004 and to the maximum value of US$2 million in respect of any year thereafter), the maximum aggregate value of investment shares is determined by the Compensation Committee and cannot exceed 400 per cent. of annual earnings. Investment Shares are committed to LEAP for a five year period, four years in respect of awards made in 2004 (the Investment Period). Following any offer to participate in LEAP, Investment Shares are held under arrangements approved by the Compensation Committee.

(iii)	Matching shares

The Compensation Committee will grant awards of matching shares (conditional on the satisfaction of performance conditions) to participants who commit Investment Shares to LEAP. For each Investment Share committed to LEAP the participant may earn up to five matching shares (four in respect of awards granted in 2004) if the associated performance condition is fully satisfied over the performance period. The number of matching shares a participant may receive at the end of the Investment Period will depend on the performance of New WPP measured over the five (or four, in the case of awards granted in 2004) financial years commencing with the financial year in which the Investment Shares are committed (the Performance Period). In respect of all existing awards, the number of matching shares will depend on the total share owner return (TSR) achieved by New WPP relative to a number of comparator businesses in the global communication services industry. To achieve the maximum number of five matching shares for every Investment Share (four in respect of awards granted in 2004) New WPP must rank first or second over the Performance Period. If New WPP performance is below the median of the comparator group no matching shares vest. The Compensation Committee acknowledges that TSR may not always accurately reflect the true performance of the WPP Group and so it has the discretion to vary the number of matching shares that will vest if, during a Performance Period, it determines that there have been exceptional circumstances. In respect of the right to receive dividends on the number of matching shares which vest at the end of a Performance Period, the Compensation Committee may provide that participants will be entitled to receive an issue or transfer at the end of a Performance Period of that number of New WPP Shares which could have been acquired if the dividend, which would have been paid on an award in the form of actual New WPP Shares, had been reinvested in New WPP Shares on the respective payment dates of the relevant dividend.

(iv)	Participation

Awards may normally only be made during the period of 42 days commencing on the day on which New WPP releases its results for any financial period. In exceptional circumstances, such as to facilitate the recruitment of new employees, awards may be granted at other times. The Compensation Committee approves the executive directors of New WPP and the senior executives throughout the WPP Group that participate in LEAP.

(v)	Form of awards

The Compensation Committee may determine the form in which awards will be made. The Compensation Committee will decide which form is most appropriate for an award in the light of the accounting and tax consequences. The manner in which an award is satisfied at the end of the Investment Period depends on the form of the award. Awards will normally be satisfied by transferring the number of New WPP Shares in respect of which the award has vested to the participant or, in the case of New WPP ADSs, to the US Depositary from one of the ESOPs. However, the satisfaction of awards under LEAP may involve the issue of New WPP Shares and the transfer of New WPP Treasury Shares. An award is personal to a participant and cannot be transferred except on a limited basis, approved by the Compensation Committee, between a participant’s close family or family interests.

(vi)	Scheme Limits

New WPP may not grant awards under LEAP which would, when aggregated with other options or awards granted by New WPP, WPP and Old WPP in the ten years before the grant of the award, result in the number of New WPP Shares which are required to be issued to satisfy those options and awards (combined with the number of New WPP Treasury Shares required for that purpose) exceeding 10 per cent. of the issued share capital of New WPP.

(vii)	Special situations

If, during the Investment Period, a participant ceases to be employed by WPP Group for any reason other than voluntary resignation or termination for cause, the number of matching shares which is capable of vesting shall be reduced proportionately based on the part of the Investment Period that the participant remained in employment (but the award will lapse altogether if the participant ceases to be in employment during the first year of the Investment Period or if the participant does not retain all of his Investment Shares until the end of the Investment Period except to the extent that the Compensation Committee decides otherwise). The reduced number of matching shares may vest, to the extent to which the applicable performance conditions are satisfied, at the end of the Investment Period. If the participant resigns voluntarily or his employment is terminated for cause during the Investment Period, no matching shares will vest, except to the extent that the Compensation Committee decides otherwise.

(viii)	Change of control

Following a change of control of New WPP as a result of a takeover offer, a number of matching shares may vest depending on the extent to which the applicable performance condition pro-rated to the date of the change of control is satisfied.

If a court sanctions a compromise or arrangement under Part 18A of the Jersey Companies Law or a resolution is passed for the voluntary winding up of New WPP, the terms of awards and the terms on which the Investment Shares have been committed to LEAP may be varied in the manner the Compensation Committee decides and the auditors (or other financial advisers) confirm to be, in their opinion, fair and reasonable.

(ix)	Pensionability

Benefits under LEAP are not pensionable.

(x)	Amendments

The Compensation Committee may amend the provisions of LEAP or the terms of any outstanding awards under it provided that no amendment to the advantage of eligible employees or participants will be made without the prior approval by ordinary resolution of the New WPP Share Owners unless the amendment is a minor amendment to benefit the administration of LEAP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in LEAP or for any member of the WPP Group.

(xi)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make such amendments to the terms of outstanding awards and the terms on which Investment Shares are held as they consider appropriate and the auditors (or other advisers) confirm to be, in their opinion, fair and reasonable.

(b)	The WPP Annual Bonus Deferral Programme (the ABDP)

(i)	Outline

The ABDP was originally adopted in November 2000.

For each financial year the Compensation Committee selects the employees who may participate in the ABDP. The ABDP offers a variety of methods for employees to invest cash bonuses received as part of their remuneration in New WPP Shares.

(ii)	Form of awards

Under the ABDP participants may receive one or more of the following:

•	Basic Share Awards, where employees choose to waive their cash bonuses and receive an entitlement to free New WPP Shares after four years;

•	Basic Share Rights, where employees choose to waive their cash bonuses and receive options to receive New WPP Shares at a nominal price after four years;

•	Invested Shares, where employees choose to receive their cash bonuses and apply them in acquiring New WPP Shares that are placed in an employee benefit trust for four years;

•

Bonus Share Awards, where free New WPP Shares (the number of which is linked to the amount applied in acquiring Invested Shares) are transferred to participants who continue to be employed by the WPP Group after a period of four years; or

•

Bonus Share Rights, which are extra nominal cost options to acquire New WPP Shares (the number of which is linked to the amount applied in acquiring Invested Shares) that, again, are issued if the employee participates in the ABDP and remains with the WPP Group after the period of four years. Employees can choose whether to receive these or Bonus Share Awards.

(iii)	Eligibility

To be eligible to be selected to participate in the ABDP, an employee must be employed by the WPP Group and not be under notice to leave at the grant date.

(iv)	Forfeiture

Bonus Share Awards and Bonus Share Rights in respect of Invested Shares are granted contingently on the continuous holding by a participant of the Invested Shares during the vesting period. During the vesting period the participant may not withdraw, transfer, pledge, assign, charge or otherwise dispose of all or any Invested Shares unless the Compensation Committee determines otherwise. The corresponding Bonus Share Award or Bonus Share Rights will lapse if the participant does so without the Compensation Committee’s consent.

(v)	Dividends, scrip dividends and voting rights

Bonus Share Awards and Bonus Share Rights in respect of Invested Shares are contingent on the participant waiving any right to all dividends and scrip dividends declared in respect of the Invested Shares until the Invested Shares are transferred to the participant. Where a dividend is declared by reference to a record date after the date of the award and before the date of transfer, the trustees of the employee benefit trust will acquire further New WPP Shares calculated by reference to the dividends that would have been paid on the shares subject to a Basic Share Award or a Basic Share Right and any Invested Shares (Dividend Shares).

A participant is not entitled to instruct the trustees on how to vote or abstain from voting or whether to accept or reject any offer in respect of the participant’s Invested Shares. The trustees of the ESOPs may, at their discretion, vote or abstain from voting in respect of the New WPP Shares which are the subject of any award.

(vi)	Transfer, exercise, lapse of awards and invested shareholdings

The New WPP Shares subject to a Basic Share Award or a Bonus Share Award and Invested Shares will be transferred to the participant together with such number of Dividend Shares determined by the Compensation Committee, as soon as reasonably practicable after the final day of the four year vesting period.

Basic Share Rights or Bonus Share Rights do not become exercisable before the end of the vesting period.

If the participant ceases employment with the WPP Group for any reason the New WPP Shares subject to a Basic Share Award, the Invested Shares and any Dividend Shares will be transferred to the participant as soon as is reasonably practicable following the date of cessation, unless the Compensation Committee determines otherwise.

If a participant holds Basic Share Rights and ceases employment with the WPP Group for any reason in relation to Basic Share Rights, the Basic Share Rights become exercisable unless the Compensation Committee determines otherwise.

Satisfaction of awards under the ABDP may involve the issue of New WPP Shares and the transfer of New WPP Treasury Shares.

(vii)	Scheme limits

New WPP may not grant awards under the ABDP which would, when aggregated with other options or awards granted by New WPP and WPP in the ten years before the grant of the award, result in the number of New WPP Shares which are required to be issued to satisfy those options and awards (combined with the number of New WPP Treasury Shares required for that purpose) exceeding 10 per cent. of the issued share capital of New WPP.

(viii)	Change of control

If there is a change of control of New WPP, (other than a change of control arising from the Scheme) or New WPP passes a resolution for the winding up of New WPP or the assets of New WPP are declared en désastre, the trustees shall, as soon as is reasonably practicable after the relevant event, transfer to the participant all of the New WPP Shares subject to a Basic Share Award and a pro rata number of New WPP Shares (determined by the Compensation Committee) subject to a Bonus Share Award. A Basic Share Right will be exercisable in respect of all the New WPP Shares under it for 60 days following the relevant event and Bonus Share Rights will be exercisable in respect of a pro rata number of New WPP Shares (determined by the Compensation Committee) for 60 days following the relevant event.

(ix)	Variations of capital

In the event of any capitalisation issue, rights issue, rights offer or the issue of New WPP Shares as consideration for an acquisition or any sub-division, consolidation, reduction or other variation of the capital of New WPP or the payment of any dividend in specie, demerger or in such other circumstances as the Compensation Committee determines, the Compensation Committee may make such adjustment to the awards as the Compensation Committee considers fair and reasonable provided that New WPP’s auditors confirm that such adjustment is fair and reasonable.

(x)	Pensionability

Benefits under the ABDP are not pensionable.

(xi)	Amendments

The Compensation Committee, with the consent of the trustees, may at any time alter or add to all or any of the provisions of the ABDP in any respect, provided that no amendment to certain provisions which are to the advantage of eligible employees or participants may be made without the prior approval by ordinary resolution of the New WPP Share Owners unless the amendment is a minor amendment to benefit the administration of the ADBP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or any member of the New WPP Group.

(c)	The WPP Group plc Performance Share Plan (the PSP)

(i)	Outline

The PSP was originally adopted by Old WPP in June 1993 to motivate senior executives by notionally allocating performance shares representing Old WPP Shares or bonus units under the PSP. There are no outstanding awards under the PSP and it is not currently proposed to make any awards under the PSP. However, New WPP may use the PSP in the future if circumstances change or it is necessary in a particular case.

(ii)	Eligibility

Participants in the PSP must be executive directors or full-time employees of the WPP Group who are determined by the Compensation Committee to be senior management personnel who are important to the growth of the WPP Group. Awards may be conditional on the participant’s continued employment in the WPP Group over the performance period or on any other conditions the Compensation Committee determines.

(iii)	Performance period and performance objectives

The period over which the achievement of any performance conditions determined by the Compensation Committee are to be determined is generally not less than three years. If the performance condition is not satisfied for any performance period no payments or transfer of New WPP Shares will be made to any participant on account of that performance period.

Unless the Compensation Committee determines otherwise, awards under the PSP generally lapse on termination of employment before the expiry of the performance period or, if the Compensation Committee determines otherwise, on the date for valuing New WPP Shares for the purposes of determining the payment which a participant will be entitled to receive.

(iv)	Performance Shares

The term `performance shares’ is a reference to units of bonus or New WPP Shares and the award represents the contingent right to receive a sum of money per unit held or a transfer of New WPP Shares.

(v)	Form of Awards

The Compensation Committee may make an award in any of the following forms:

•	as two separate awards, including either or both of a bonus award payable at the end of the performance period and an award of an option to acquire New WPP Shares;

•	an option to acquire New WPP Shares exercisable for nil or a nominal consideration;

•	an award of New WPP Shares, subject to restrictions, or a right to receive New WPP Shares; or

•	any other form which the Compensation Committee considers has a substantially similar purpose or effect.

(vi)	Scheme Limits

The PSP does not contain any limits on the use of shares. However, any New WPP Shares delivered under the PSP will be New WPP Shares held by one of the ESOPs; no newly issued New WPP Shares or New WPP Treasury Shares will be used under the PSP.

There are no limits on the maximum entitlements for an individual under the rules of the PSP.

(vii)	Optional Deferred Payments

Payments or transfers of New WPP Shares to which a participant is entitled are generally made as soon as practicable after 6 March in the year following the end of the performance period. Before the end of the performance period, the participant may elect to defer distribution of any amount he may be entitled to receive in respect of the performance shares.

(viii)	Pensionability

Benefits under the PSP are not pensionable.

(ix)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make such adjustments to the number of New WPP Shares subject to outstanding awards as they consider appropriate.

(x)	Amendments

The Compensation Committee may amend the provisions of the PSP or the terms of any outstanding awards under it provided that no amendments will be made without prior approval by ordinary resolution of the New WPP Share Owners unless the amendment is a minor amendment to benefit the administration of the PSP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for eligible employees or participants in the PSP or for any WPP Group company.

13.4	The Outstanding Award Plans

It is proposed to satisfy existing awards under the Outstanding Award Plans using New WPP Shares. Summaries of the principal terms of the Outstanding Award Plans that will be applicable to existing awards if the Scheme becomes effective are set out below.

(a)	The WPP 2005 Executive Stock Option Plan (2005 ExSOP)

(i)	Outline

The 2005 ExSOP is being replaced by the 2008 ExSOP and no new options will be granted under the 2005 ExSOP after the Scheme becomes effective. Options will remain outstanding under the 2005 ExSOP after the Scheme becomes effective. The 2005 ExSOP includes a section approved by HMRC as well as additional sections which amend the rules in certain jurisdictions.

If all outstanding options under the 2005 ExSOP as at 2 October 2008 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 571,430 New WPP Shares.

(ii)	Exercise of options

Options granted under the 2005 ExSOP are normally exercisable after the third anniversary of grant. The options may also be exercised (to the extent permitted under any performance conditions) for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the WPP Group of the company or business by which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre (to the extent permitted under any performance conditions) and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

If exercise of an option that is subject to performance conditions is permitted before the end of the performance period, the Compensation Committee will make an early determination as to the extent to which the performance conditions have been met.

(iii)	Issue of shares

Options granted under the 2005 ExSOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares.

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(iv)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and to the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which those New WPP Shares are acquired on exercise to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply that sum in paying up the amount on the New WPP Shares.

(v)	Pensionability

Benefits under the 2005 ExSOP are not pensionable.

(vi)	Amendments

The Compensation Committee may amend the provisions of the 2005 ExSOP or the terms of options granted under it, provided that no amendment to the advantage of eligible employees or participants in the 2005 ExSOP will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the 2005 ExSOP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the approved section of the 2005 ExSOP cannot be made without the approval of HMRC.

(b)	The WPP 2005 Worldwide Ownership Plan (2005 WWOP)

(i)	Outline

The 2005 WWOP is being replaced by the 2008 WWOP and no new options will be granted under the 2005 WWOP after the Scheme becomes effective. Options will remain outstanding under the 2005 WWOP after the Scheme becomes effective. The 2005 WWOP includes a section approved by HMRC as well as additional sections which amend the rules in certain jurisdictions.

If all outstanding options under the 2005 WWOP as at 2 October 2008 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 7,814,574 New WPP Shares.

(ii)	Exercise of options

Options granted under the 2005 WWOP are normally exercisable after the third anniversary of grant. The options may be exercised for a limited period after the optionholder ceases employment by reason of injury, disability, death, retirement on or after reaching the age (if any) specified in his employment contract or following the sale out of the WPP Group of the company or business in which the optionholder is employed. If an optionholder ceases employment for any other reason, the Compensation Committee may permit options to be exercised within a limited period after ceasing employment. If an option is exercised in any of these circumstances less than three years after it was granted, the number of New WPP Shares in respect of which the option may be exercised will be scaled back on a pro rata time basis unless the Compensation Committee determines otherwise. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre and, if this occurs less than three years after the option was granted, the number of New WPP Shares in respect of which the option may be exercised will be automatically scaled back on a pro rata time basis.

(iii)	Issue of shares

Options granted under the 2005 WWOP may be satisfied by the issue of New WPP Shares or by the transfer of existing New WPP Shares or New WPP Treasury Shares.

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

(iv)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to the number of New WPP Shares or New WPP ADSs subject to an option and to the option exercise price, provided that the adjustments are confirmed by the auditors or other experts as being in their view fair and reasonable. An adjustment may only reduce the price at which shares are acquired on the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(v)	Pensionability

Benefits under the 2005 WWOP are not pensionable.

(vi)	Amendments

The Compensation Committee may amend the provisions of the 2005 WWOP or the terms of options granted under it, provided that no amendment to the advantage of participants in the 2005 WWOP can be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to key features of the approved section of the 2005 WWOP cannot be made without the approval of HMRC.

(c)	The WPP Executive Stock Option Plan (the Executive Plan)

(i)	Outline

The Executive Plan was adopted in 1996 and includes a section which is approved by HMRC. The Executive Plan also contains additional sections which amend the rules in certain jurisdictions. The Executive Plan was replaced by the 2005 ExSOP in 2005.

No new options will be granted under the Executive Plan. Options will remain outstanding under the Executive Plan after the Scheme becomes effective. If all outstanding options under the Executive Plan as at 2 October 2008 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 27,662,480 New WPP Shares.

(ii)	Exercise of options

Options granted under the Executive Plan are normally exercisable after the third anniversary of grant. The exercise of an option may be conditional on the satisfaction of any performance conditions set at the date of grant. If the optionholder ceases employment by reason of injury, disability, death, retirement upon reaching the age when the optionholder becomes bound to retire under his employment contract or following the sale of the WPP Group company or business in which the optionholder is employed or, in respect of options granted before March 1999, redundancy, an option may be exercised within the period of 12 months after the date of cessation. If an optionholder ceases employment for any other reason, the board may permit options to be exercised within the same period. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre.

Option exercises may be satisfied by the use of newly issued New WPP Shares.

(iii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the New WPP Board may make certain adjustments to options. An adjustment may only reduce the price at which shares are acquired on the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(iv)	Amendments

The New WPP Board may amend the provisions of the Executive Plan or the terms of options granted under it, provided that no amendment to the advantage of participants in the Executive Plan will be made without the prior approval by ordinary resolution of the New WPP Share Owners unless the amendment is a minor amendment to benefit the administration of the Executive Plan, to take account of a change in legislation or to obtain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to the approved section of the Executive Plan cannot be made without the approval of HMRC.

(v)	Pensionability

Benefits under the Executive Plan are not pensionable.

(d)	The WPP Worldwide Ownership Plan (the Worldwide Plan)

(i)	Outline

The Worldwide Plan was approved in 1996. The approved section of the Worldwide Plan is approved by HMRC and additional sections of the Worldwide Plan amend the rules in certain overseas jurisdictions. The Worldwide Plan was replaced by the 2005 WWOP in 2005.

No new options will be granted under the Worldwide Plan. Options will remain outstanding under the Worldwide Plan after the Scheme becomes effective. If all outstanding options under the Worldwide Plan as at 2 October 2008 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 4,026,947 New WPP Shares.

(ii)	Exercise of options

Options granted under the Worldwide Plan are normally exercisable after the third anniversary of grant. If an optionholder ceases employment by reason of injury, disability, death, retirement upon reaching the age when the optionholder becomes bound to retire under his employment contract or following the sale of the WPP Group company or business in which the optionholder is employed or, in respect of options granted before March 1999, redundancy, an option may be exercised within the period of 12 months after the date of cessation. If an optionholder ceases employment for any other reason, the New WPP Board may permit options to be exercised within the same period. Options may also be exercised in the event of a takeover, reconstruction or winding up of New WPP or the declaration of the assets of New WPP en désastre.

Option exercises may be satisfied by the use of newly issued New WPP Shares.

(iii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the New WPP Board may make certain adjustments to options. An adjustment may only reduce the price at which shares are acquired upon the exercise of an option to less than their nominal value if the New WPP Board is authorised to capitalise from the reserves of New WPP a sum equal to the difference between the nominal value of the shares and exercise price of the options and to apply such sum in paying up such amount on such shares.

(iv)	Amendments

The New WPP Board may amend the provisions of the Worldwide Plan or the terms of options granted under it, provided that no amendment to the advantage of participants in the Worldwide Plan can be made without the prior approval by ordinary resolution of the New WPP Share owners, unless the amendment is a minor amendment to benefit the administration of the Worldwide Plan, to take account of a change in legislation or to obtain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company. Amendments to the approved section of the Worldwide Plan must also be approved by HMRC.

(v)	Pensionability

Benefits under the Worldwide Plan are not pensionable.

(e)	The Deferred Stock Units Award Agreements (the DSUs)

The capital investment plan (the CIP) provided Sir Martin Sorrell with a capital incentive which was initially dependent on satisfaction of performance requirements over a five year period.

On 1 September 2004 Sir Martin Sorrell exercised his award under the CIP in relation to 1,054,442 Old WPP Shares. Sir Martin deferred his entitlement to 3,636,950 Old WPP Shares under the two separate DSUs entered into by Sir Martin with Old WPP and WPP Group USA, Inc. respectively on 16 August 2004. Old WPP received share owner approval for such deferral at its annual general meeting in June 2004. On 21 December 2007, WPP received further share owner approval to defer his entitlement to the 3,636,950 WPP Shares.

Under the DSUs, Sir Martin Sorrell will have an entitlement to receive 2,649,208 New WPP Shares on 30 November 2011, or on a change of control of, or a cessation of employment with, Old WPP or WPP Group USA, Inc. if earlier than 30 November 2011. In addition, under the DSUs, Sir Martin deferred his option to acquire 987,742 WPP Shares at an option price of £21.73 in aggregate. The option element of the DSUs is exercisable over New WPP Shares at any time up to 31 December 2011. Benefits under the DSUs are not pensionable.

13.5	The Inherited Share Plans

Summaries of the principal terms of the Inherited Share Plans as they will be applicable to existing awards if the Scheme becomes effective are set out below. Existing awards under the Inherited Share Plans will only be satisfied using newly issued New WPP Shares or New WPP Treasury Shares if WPP Share Owners so approve at the General Meeting. No new awards will be made under the Inherited Share Plans.

(a)	The Young & Rubicam, Inc. 1997 Incentive Compensation Plan (the 1997 Plan)

(A)	Outline

The 1997 Plan authorised awards of various kinds, but only stock options are outstanding. Grants of options were last made before the acquisition of Young & Rubicam, Inc (Y&R) by Old WPP on 4 October 2000. In connection with the acquisition of Y&R, subsisting options were converted to options relating to Old WPP Shares and/or Old WPP ADSs.

If all outstanding options under the 1997 Plan as at 2 October 2008 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 2,590,713 New WPP Shares.

(B)	Exercise of options

Options granted under the 1997 Plan are exercisable subject to conditions and requirements determined by the plan committee when the options were granted. Options must be exercised before the tenth anniversary of the grant date, except incentive stock options which are subject to any shorter term required under Section 422 of the Internal Revenue Code.

(C)	Variation of share capital

In the event of a variation of the share capital of New WPP, the plan committee may adjust the number of New WPP Shares subject to and the exercise price of, options.

(D)	Amendments

The board of directors of Y&R may amend or terminate the 1997 Plan so long as the amendment does not, without the consent of a participant impair the participant’s rights under an outstanding option. No amendment to the advantage of eligible employees or participants in the 1997 Plan will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the 1997 Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company.

(E)	Pensionability

Benefits under the 1997 Plan are not pensionable.

(b)	Grey Global Plans

(i)	The Grey Advertising Inc. 1994 Stock Incentive Plan (the SIP)

(A)	Outline

Grants of equity were last made before the acquisition of Grey Global Group Inc. (Grey Global) by WPP on 7 March 2005. In connection with the acquisition, subsisting awards were converted to awards relating to WPP Shares and/or WPP ADSs.

If all outstanding awards under the SIP and SMIP (as summarised below) as at 2 October 2008 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 547,565 New WPP Shares.

(B)	Exercise of options

Options granted under the SIP are exercisable over their term at such times and in such instalments as the plan committee prescribed, but no later than the tenth anniversary of the date of grant or, in the case of incentive stock options granted to 10 per cent. shareholders, no later than the fifth anniversary of the date of grant or any longer period permitted by the Internal Revenue Code. If an optionee’s employment is terminated, options may be exercised until the date set out in the optionee’s option agreement.

(C)	Exercise of right to purchase restricted stock

Employees who were granted the right to purchase shares of restricted stock could exercise such right after a period of time determined by the plan committee, provided they were still employed by Grey Global or one of its subsidiaries on the date of such exercise.

(D)	Variation of share capital

In the event of a variation of the share capital of New WPP, the plan committee may adjust the number of New WPP Shares subject to awards, and the exercise price of options.

(E)	Amendments

The board of directors of Grey Global may amend or terminate the SIP so long as the amendment does not, without the consent of a participant, impair the participant’s rights under an outstanding award. No amendment to the advantage of eligible employees or participants in the SIP will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the SIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any New WPP Group company.

(F)	Pensionability

Benefits under the SIP are not pensionable.

(ii)	The Grey Global Group Inc. 2003 Senior Management Incentive Plan (the SMIP)

(A)	Outline

In connection with the acquisition of Grey Global by WPP, subsisting awards under the SMIP were converted to awards relating to WPP Shares and/or WPP ADSs.

(B)	Participation

There are three types of participants:

I.	vested participants, comprised of participants age 70 and over at the time they became participants before 1 December 2002;

II.	cash participants, whose awards are satisfied in cash, and

III.	stock participants, whose awards may be satisfied partly in shares.

(C)	Vesting

Generally, a participant becomes vested on the first to occur of (a) becoming a “vested participant” (as referred to above), (b) completing five full calendar years of continuous employment with Grey Global or its subsidiaries (certain exceptions apply), or (c) the death or disability of the participant. Upon the participant’s termination of employment for any reason, all unvested amounts are forfeited.

(D)	Payment

Generally, payments are made to participants of sums credited or stock allocated to their vested accounts by the 30 June following their vesting date; provided, however, that cash payments and/or stock distributions may be made in no less than two nor more than five equal annual instalments, as determined by the plan committee.

(E)	Variation of share capital

In the event of a variation of the share capital of New WPP, the plan committee may adjust the number of New WPP Shares subject to awards and the exercise price of options.

(F)	Amendments

The board of directors of Grey Global may amend or terminate the SMIP so long as the amendment does not, without the consent of a participant, impair the participant’s rights under an outstanding award. No amendment to the advantage of eligible employees or participants in the SMIP will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the SMIP to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company.

(G)	Pensionability

Benefits under the SMIP are not pensionable.

(iii)	The Tempus Group plc 1998 Long Term Incentive Plan (the Tempus LTIP)

(A)	Outline

The Tempus LTIP was used to grant options to employees of Tempus Group plc before its acquisition by Old WPP. At the time of that acquisition, some participants exchanged their options under the Tempus LTIP to acquire Tempus Group plc shares for equivalent options over Old WPP Shares.

If all outstanding options under the Tempus LTIP as at 2 October 2008 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 106,295 New WPP Shares.

(B)	Exercise of options

All options under the Tempus LTIP are currently exercisable.

(C)	Issue of shares

New WPP Shares issued on the exercise of options will rank equally with shares of the same class in issue at the date of allotment except in respect of rights determined by reference to a date preceding the date of allotment.

(D)	Variation of Share Capital

In the event of any variation in the share capital of New WPP, the number of New WPP Shares subject to any subsisting option and the option price may be adjusted by the trustee of the Tempus Group Employee Benefit Trust, where necessary after consulting the board of directors of Tempus Group plc, but otherwise as it sees fit.

(E)	Amendment

No amendment to the advantage of eligible employees or participants in the Tempus LTIP will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the Tempus LTIP, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company.

(c)	The 24/7 Real Media, Inc. 2002 Stock Incentive Plan and the 24/7 Media, Inc. 1998 Stock Incentive Plan (the TFSM Plans)

(i)	Outline

The TFSM Plans were used to grant awards to employees and consultants of 24/7 Real Media, Inc. (TFSM) and its affiliates before the acquisition of TFSM by WPP. All subsisting awards have been converted into awards relating to WPP Shares and/or WPP ADSs and no further awards will be granted under the TFSM Plans.

If all outstanding awards under the TFSM Plans as at 2 October 2008 (being the last practicable date prior to the publication of this document) were to be exercised and satisfied by the issue of New WPP Shares, this would involve the issue of up to 830,360 New WPP Shares.

(ii)	Awards

Awards take the form of stock options (either qualified stock options which satisfy the requirements of section 422 of the Internal Revenue Code or non-qualified stock options), stock appreciation rights or restricted stock.

The option price of options is not less than the fair market value of the shares at the time of grant. Options are exercisable at such time or times determined by the plan committee. The term of each option was determined by the Plan Committee but in no case is more than ten years.

Restricted stock awards were generally purchased at no cost and are subject to restrictions on transfer during the applicable vesting period, as determined by the plan committee.

A stock appreciation right gives a participant the right to receive on exercise an amount in cash or stock equal in value to the excess of the fair market value on the date of exercise over the fair market value on the date of grant.

(iii)	Variation of share capital

In the event of a variation of the share capital of New WPP, the plan committee may adjust the number of New WPP Shares subject to awards and the exercise price of options.

(iv)	Amendments

The directors of TFSM may amend or terminate the TFSM Plans so long as the amendment does not, without the consent of a participant, impair the participant’s rights under an outstanding award. No amendment to the advantage of eligible employees or participants in the TFSM Plans will be made without the prior approval by ordinary resolution of the New WPP Share Owners, unless the amendment is a minor amendment to benefit administration of the TFSM Plans, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or any WPP Group company.

(v)	Pensionability

Benefits under the TFSM Plans are not pensionable.

13.6	Other WPP share plans

The remaining WPP share plans summarised below are not “long term incentive schemes” as that term is defined for the purposes of the Listing Rules. Accordingly, these plans have not been approved by WPP Share Owners. These summaries show the principal terms of these plans that will be applicable to existing awards and (in the case of the WPP Restricted Stock Plan) new awards if the Scheme becomes effective.

(a)	WPP Restricted Stock Awards

(i)	Outline

The WPP Restricted Stock Awards were designed to incentivise senior executives to achieve long-term financial performance and ensure their commitment to the future of Old WPP. The Compensation Committee determines the restricted period of each award. Under the WPP Restricted Stock Awards, participants have a contingent right to receive New WPP Shares. Old WPP granted WPP Restricted Stock Awards on various terms. The summary below sets out the nature of the terms that have applied to awards made. However, not all awards have been made on the same terms. For the purposes of further grants, the policy under which the WPP Restricted Stock Awards were granted has now been superseded by the use of the WPP Restricted Stock Plan.

(ii)	Awards

Awards take the form of a contingent right to receive either New WPP Shares or New WPP ADSs. Dividend shares (i.e. the New WPP Shares that could have been purchased using individual dividends paid on the New WPP Shares which are the subject of the award) are sometimes accumulated alongside the New WPP Shares which are the subject of the award during the restricted period. Where dividend shares have accumulated in relation to an award, the participant has the right to receive the dividend shares if and when the participant becomes entitled to receive the New WPP Shares which are the subject of the award.

WPP Restricted Stock Awards were discretionary and participants were not guaranteed to receive any additional grants.

(iii)	Forfeiture

Except under limited circumstances including retirement, disability, death or wrongful dismissal, a participant who leaves the WPP Group will forfeit their contingent right to New WPP Shares. Those participants who come within the exceptions to this rule may still forfeit their rights if they take up employment with a competitor of the WPP Group within six months following cessation of employment.

(iv)	Change of Control

The restricted period will come to an end on a takeover of New WPP and participants will be entitled to the New WPP Shares, plus any dividend stock accumulated. However, if WPP is subject to any restructuring or change to the structure of its share capital, participants may be required to accept replacements to their contingent rights to New WPP Shares.

(v)	Benefits from the WPP Restricted Stock Awards are not pensionable.

(b)	WPP Restricted Stock Plan (RSP)

The RSP was designed to allow flexibility to grant different types of awards (for example, performance share awards).

(i)	Eligibility

Awards may only be made under the RSP to employees and executive directors of the WPP Group. The Compensation Committee will determine which employees and directors participate.

(ii)	Grant of Awards

After the end of each financial year of New WPP or at such other time as the Compensation Committee may determine, the Compensation Committee will consider whether to grant awards under the RSP. Normally awards may only be granted within the period of six weeks following the announcement of New WPP’s results for any period but exceptionally awards may be granted at other times.

(iii)	Nature of Awards

Awards will be in respect of a specified number of New WPP Shares, which will usually be delivered to the participant two years after the award is made (or after such other period as the Compensation Committee determines at the date of grant). If the participant ceases to be employed with the WPP Group during that period the award may lapse or be unaffected or the number of New WPP Shares comprised in the award may be delivered early, in each case at the discretion of the Compensation Committee. For certain types of “bad” leavers (such as employees who are summarily dismissed), the awards will lapse automatically. Subject to the discretion of the Compensation Committee, the number of New WPP Shares that are delivered may be reduced on a pro rata basis to reflect the proportion of the vesting period elapsed at the date of cessation of employment.

(iv)	Change of Control

In the event of a change of control of New WPP, the number of New WPP Shares comprised in the awards will normally be transferred to the participants shortly after the change of control occurs. In these circumstances any awards may be scaled down on a pro rata time basis.

(v)	Variation of share capital

In the event of a variation of the share capital of New WPP, the Compensation Committee may make appropriate adjustments to awards provided that the amendments are confirmed by the auditors or other experts as being in their view fair and reasonable.

(vi)	Pensionability

Benefits under the RSP are not pensionable.

(vii)	Amendments

The Compensation Committee has discretion to amend any aspect of the RSP and/or the terms of any awards to be granted under it provided that no amendments can be made that could result in New WPP Shares being issued or New WPP Treasury Shares of New WPP being transferred or that would widen the scope of the RSP as it will apply to Directors so that it would become a Long Term Incentive Scheme (as defined in the Listing Rules), in each case without the consent of the New WPP Share Owners.

(viii)	Satisfaction of Awards

New WPP will procure that sufficient New WPP Shares are transferred to satisfy awards at the end of the vesting period.

13.7	401k Plans

(a)	GroupM Worldwide, Inc. Plan (the M Plan)

(i)	Outline

The M Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code, and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code.

(ii)	Eligibility

Employees of GroupM Worldwide, Inc., other than non-resident aliens, leased employees and certain collectively-bargained employees are eligible to make elective contributions to the M Plan upon attainment of age 18, and are eligible to participate in the employer contributions portion of the plan (employer matching contributions and employer profit sharing contributions) upon attainment of age 18 and completion of one year of service.

(iii)	Contributions

The M Plan provides for elective employee contributions in which participants are automatically 100% vested, discretionary employer matching contributions which vest 100% upon completion of three years of service, and discretionary employer profit sharing contributions which vest 100% upon the completion of three years of service.

(iv)	Investment of assets

The M Plan has several investment options into which participants may direct contributions, including WPP ADSs. To the extent that a participant’s account is invested in WPP ADSs on the date distribution is to be made, the participant may elect to receive an in-kind distribution. Participants who invest in WPP ADSs are provided pass-through voting rights, allowing them to direct the trustee how to vote the shares. In the absence of instructions, shares generally remain unvoted. In the case of a tender offer, shares remain unvoted and untendered unless otherwise required by statute.

(v)	Distributions

Distributions from the M Plan are available upon a participant’s termination of employment with GroupM Worldwide, Inc. and all related companies. The plan provides for distributions while a participant is still employed if the participant has reached his or her normal retirement date (the later of age 62 or the fifth anniversary of participation) or becomes disabled. Payments are made in a single lump sum or instalments.

(vi)	Amendments

The Board of GroupM Worldwide, Inc. or its appointed delegate may amend or terminate the M Plan. No amendment may (A) decrease the accrued benefit of any participant, (B) revert plan assets to the company, (C) divert plan assets for uses other than those in the exclusive benefit of the participants, or (D) be retroactive, except as allowed under applicable law.

(b)	The Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the O&M Plan)

(i)	Outline

The O&M Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code, and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code.

(ii)	Eligibility

Employees of the Ogilvy Group, Inc., other than non-resident aliens, leased employees, certain independent contractors and certain collectively-bargained employees, are eligible to participate in the O&M Plan on the first day of the month coinciding with or next following one month of service, except that part-time, temporary or contingent employees are eligible to participate on the first day of the month coinciding with or next following one year of service.

(iii)	Contributions

The O&M Plan provides for elective employee contributions and discretionary employer profit sharing contributions in which participants are automatically 100% vested.

(iv)	Investment of assets

The O&M Plan has several investment options into which participants may direct contributions, including WPP ADSs. To the extent that a participant’s account is invested in WPP ADSs on the date distribution is to be made, the participant may elect to receive an in-kind distribution. Participants who invest in WPP ADSs are provided pass-through voting rights, allowing them to direct the trustee how to vote the shares. In the absence of instructions from a participant, shares generally are voted by the trustee in the same proportion as voted shares. In the case of a tender offer, in the absence of participant instructions, the shares remain unvoted and untendered, subject to the requirements of ERISA; however, in the case of shares related to the ESOP which was merged into the plan in 2001, those are voted in the same proportion as voted shares.

(v)	Distributions

Distributions from the O&M Plan are available upon a participant’s termination of employment with the Ogilvy Group, Inc. and all related companies. The plan provides for distributions while a participant is still employed if the participant has reached age 701 2 or if the participant encounters financial hardship. Payments are made in a single lump sum.

(vi)	Amendments

The Board of Ogilvy Group, Inc. may amend or terminate the O&M Plan. No amendment may (A) decrease the benefit of any participant, (B) revert plan assets to the company, (C) divert plan assets for uses other than those in the exclusive benefit of the participants, or (D) substantially increase the duties of the trustee without its consent.

(c)	The J. Walter Thompson Company U.S. Employees’ Profit Sharing and Matched Savings Plan (the JWT Plan)

(i)	Outline

The JWT Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code, and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code.

(ii)	Eligibility

Employees of J. Walter Thompson Company, other than non-resident aliens, employees of foreign affiliates, leased employees, certain independent contractors, consultants, freelancers, employment agency employees and certain collectively-bargained employees, are eligible to participate in the JWT Plan upon their employment commencement date.

(iii)	Contributions

The JWT Plan provides for elective employee contributions and discretionary employer profit sharing contributions in which participants are automatically 100% vested, and discretionary employer matching contributions in which the participant becomes fully vested upon completion of three years of service.

(iv)	Investment of assets

The JWT Plan has several investment options into which participants may direct contributions, including WPP ADSs. To the extent that a participant’s account is invested in WPP ADSs on the date distribution is to be made, the participant may elect to receive an in-kind distribution. Participants who invest in WPP ADSs are provided pass-through voting rights, allowing them to direct the trustee how to vote the shares. In the absence of instructions from a participant, shares generally are voted by the trustee in the same proportion as voted shares. In the case of a tender offer, in the absence of participant instructions, shares remain unvoted and untendered. If time constraints make it unlikely that participant instructions can be received on a timely basis, then the Investment Fiduciary (the administrative committee of the Board) may direct the trustee how to vote. In the case that the Investment Fiduciary’s instructions are not received, the trustee can get advice from a bank, insurance company, investment adviser or other investment professional or retain an investment manager or other independent fiduciary to make the voting decision.

(v)	Distributions

Distributions from the JWT Plan are available upon a participant’s termination of employment with J. Walter Thompson Company and all related companies. The plan provides for distributions while a participant is still employed if the participant has attained age 591 2 or if the participant encounters financial hardship. Payments are made in a single lump sum, unless they are made from assets transferred from the merged money purchase plan, in which case payments are made in the form of an annuity, unless a lump sum is elected, with spousal consent if required by law.

(vi)	Amendments

The Board of J. Walter Thompson Company may amend or terminate the JWT Plan. No amendment may (A) reduce any vested right of any participant, (B) vest in the company any interest in plan assets, (C) divert plan assets for uses other than those in the exclusive benefit of the participants or (D) change the rights, powers or duties of the trustees without their consent.

(d)	The Hill and Knowlton Retirement and 401k Savings Plan (the H&K Plan)

(i)	Outline

The H&K Plan is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code, and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Internal Revenue Code.

(ii)	Eligibility

Employees of Hill & Knowlton, Inc., other than non-resident aliens, employees of foreign affiliates, leased employees, certain independent contractors, consultants, freelancers, employment agency employees and certain collectively-bargained employees, are eligible to participate in the H&K Plan on the first day of the month following date of hire.

(iii)	Contributions

The H&K Plan provides for elective employee contributions and employer profit-sharing contributions (at least 3% of eligible participant compensation) in which participants are automatically 100% vested, and employer matching contributions up to 4% of the participant’s compensation. Matching contributions vest as to 25% upon the completion of one year of service, as to an additional 25% upon the completion of two years of service, and, as to the remaining 50%, upon the completion of three years of service.

(iv)	Investment of assets

The H&K Plan has several investment options into which participants may direct contributions, including WPP ADSs. To the extent that a participant’s account is invested in WPP ADSs on the date distribution is to be made, the participant may elect to receive an in-kind distribution. Participants who invest in WPP ADSs are provided pass-through voting, allowing them to direct the trustee on how to vote the shares. In the absence of instructions from a participant, shares generally are voted by the trustee in the same proportion as voted shares.

(v)	Distributions

Distributions from the H&K Plan are available upon a participant’s termination of employment with Hill and Knowlton, Inc. and all related companies. The plan provides for distributions while a participant is still employed if the participant has reached age 591 2 or if the participant encounters financial hardship. Payments are made in a single lump sum, unless they are made from assets transferred from the merged money purchase plan, in which case payments are made in the form of an annuity, unless a lump sum is elected, with spousal consent if required by law.

(vi)	Amendments

The Board of Hill and Knowlton, Inc. may amend or terminate the H&K Plan. No amendment may (A) reduce any vested right of any participant, (B) vest in the company any interest in plan assets, (C) divert plan assets for uses other than those for the exclusive benefit of the participants, or (D) change the rights, duties or powers of trustees without their consent.

13.8	The ESOPs

The WPP Group plc Grantor Trust, the WPP Group plc US Grantor No. 2 Trust, the WPP Group plc ROW ESOP, the WPP Group plc UK ESOP and the WPP Group plc CIP Grantor Trust

The ESOPs are trusts constituted by separate trust deeds for the benefit generally of employees, former employees and family members of employees and former employers of WPP, subject to the following clarification:

The WPP Group plc Grantor Trust, the WPP Group plc US Grantor No. 2 Trust and the WPP Group plc CIP Grantor Trust are for the benefit of:

•

the employees and former employees from time to time of any subsidiary (as defined in the trust deed) organised in the United States of America and the wives, husbands, widows, widowers and children and step-children under the age of 18 of such employees and former employees; and

•

the employees and former employees from time to time of any other subsidiary (as defined in the trust deed) who are citizens or residents of the United States of America and the wives, husbands, widows, widowers and children and step-children under the age of 18 who are citizens of the United States of America of such employees and former employees or any other subsidiary.

The WPP Group plc ROW ESOP is for the benefit of:

•

the employees and former employees from time to time of any subsidiary (as defined in the trust deed) incorporated outside the United Kingdom other than any subsidiary organised or incorporated under the laws of the United States of America; and

•	the wives, husbands, widows, widowers and children and step-children under the age of 18 of such employees and former employees.

The WPP Group plc UK ESOP is for the benefit of:

•	the employees and former employees from time to time of WPP and/or any subsidiary (as defined in the trust deed) incorporated in the United Kingdom; and

•

the wives, husbands, widows, widowers and children and step-children under the age of 18 of such employees and former employees but excluding any person who is a citizen or resident of the United States of America.

The assets of the ESOPs cannot be used to benefit WPP.

The powers of investment in the ESOPs specifically allow the trustees of the trusts to subscribe for, or purchase, ordinary shares in WPP. The shares can be used to satisfy share incentives granted to employees of WPP or any of its subsidiaries.

The trustees have been given a broad range of powers to hold the ESOPs’ funds or to pay or apply the income and capital of the trust fund to or for the benefit of all or any of the beneficiaries.

13.9	Outstanding options and awards under the WPP Share Plans and the Inherited Share Plans

The table below shows details of the options and awards that constitute rights to acquire WPP Shares and which were outstanding under the WPP Share Plans and the Inherited Share Plans on 2 October 2008 (the last practicable date before the publication of this document). No consideration was paid for the grant of the options and awards (with the exception of the restricted stock under the Grey Global Group Inc. 2003 Senior Management Incentive Plan).

Plan Name	Shares expressed in ordinaries as at 2 October 2008
Executive Stock Option Plan pre October 2005	27,662,480
Executive Stock Option Plan post October 2005	571,430
Worldwide Ownership Plan pre October 2005	4,026,947
Worldwide Ownership Plan and post October 2005	7,814,574
Group plc 2004 Leadership Equity Acquisition Plan[1]	9,045,185
Deferred Stock Unit Award Agreements[2]	3,636,950
Restricted Stock Awards pre October 2005	27,595
Restricted Stock Awards post October 2005	19,776,116
Annual Bonus Deferral Program pre October 2005	204,541
Annual Bonus Deferral Program post October 2005	550,064
Y&R Plan	2,590,713
Tempus Group plc 1998 Long Term Incentive Plan	106,295
Grey Plans	547,565
24/7 Plans	830,360

Total	77,390,815

1	Multiplied by 5 (maximum shares)
2	As per WPP’s 2007 Annual Report and Accounts

(Actual awards are made over a combination of WPP Shares and WPP ADSs but are shown here as being over WPP Shares.)

13.10	Other Conversion rights relating to New WPP Shares and ADSs

WPP is a co-obligor of US$150,000,000 5% Contingent Convertible Subordinated Debentures due 2033 issued by Grey Global Group, Inc. Each debenture holder has the right to require Grey Global Group, Inc. (formerly Abbey Merger Corporation) and WPP to repurchase as of each of 28 October 2008, 2010 and 2013 all or a portion of the holder’s then outstanding debentures at par (US$1,000 per debenture) plus the amount of accrued and unpaid interest. WPP, together with Grey Global, Inc. (formerly Abbey Merger Corporation), has the right subject to the payment of any accrued and unpaid interest to call the bonds at par including accrued and unpaid interest (and interest on any unpaid interest) from 2013. Each US$1,000 of principal amount is initially convertible into 11.820362 WPP ADSs and US$499.31 of cash and is convertible at the option of the holder at any time, subject to adjustment.

14.	Pension schemes

The form and level of the WPP Group sponsored retirement programmes varies depending on historical practices and local market considerations. In the two markets where the WPP Group employs the largest number of people, the US and the UK, pension provision generally takes the form of defined contribution plans, although the WPP Group still maintains various defined benefit plans and arrangements primarily in the US and UK. In each case, these pension plans are provided for the benefit of employees in specific operating companies and, in the case of the UK defined benefit plans, are closed to new entrants. All pension coverage for WPP’s executive directors is currently on a defined contribution basis and only base salary is pensionable under any WPP retirement plan.

The WPP Group’s pension deficit on an IAS 19 basis was £133.6 million as at 31 December 2007, compared to £186.6 million as at 31 December 2006. The pension deficit decrease was primarily due to increases in discount rates in the US, UK and Europe. Actuarial valuations are obtained at least triennially and are updated at 31 December each year. Consequently the pension deficit recorded by the WPP Group as at 30 June 2008 was unchanged from the deficit as at 31 December 2007.

In 2006 the WPP Group implemented a funding strategy under which the objective was to fully eliminate the deficit for funded schemes by 31 December 2010. Employer contributions in 2007 were £47.0 million (2006: £48.6 million) and are expected to be £39.4 million in 2008.

15.	Subsidiary undertakings

Upon the Scheme becoming effective, New WPP will be the principal operating and holding company of the WPP Group and New WPP will have the following subsidiary undertakings (each of which is considered by New WPP to be likely to have a significant effect on the assessment of assets and liabilities, the financial position and/or the profits and losses of New WPP and is an operating company):

Name and country of incorporation/residence	Registered office	Class of share capital (issued and fully paid, unless otherwise stated)	Proportion of capital held	Proportion of voting power held	Nature of business
WPP Group plc	Pennypot Industrial Estate Hythe Kent CT21 6PE	WPP Shares	100%	100%	Advertising and media investment management
J. Walter Thompson Company, Inc.	The Corporation Trust Company 1209 Orange Street Wilmington Delaware 19801 USA	Common Stock	100%	100%	Advertising
GroupM Worldwide, Inc.	United Corporate Services, Inc 874 Walker Road Suite C Dover Delaware 19904 USA	Common Stock	100%	100%	Media investment management
The Ogilvy Group, Inc.	309 West 24th Street New York NY 10019 USA	Common Stock and Cumulative Preferred Stock	100%	100%	Advertising
Young & Rubicam, Inc.	The Corporation Trust Company, Corporation Trust Center 1209 Orange Street Wilmington Delaware 19801 USA	Common Stock	100%	100%	Advertising
Grey Global Group Inc.	1209 Orange Street Wilmington Delaware 19801 USA	Common Stock	100%	100%	Advertising

16.	Property, plant and equipment

The majority of the WPP Group’s properties are leased, although certain properties which are used mainly for office space are owned in the United States (including the 370,000 net square foot Young & Rubicam headquarters office building located at 285 Madison Avenue, New York), Latin America (principally in Argentina, Brazil, Chile, Mexico and Peru), Europe (Spain) and Asia (India), and manufacturing facilities are owned in the United Kingdom. Principal leased properties include office space at the following locations:

Location	Use	Approximate square footage
Worldwide Plaza, New York, NY	Ogilvy & Mather, 141, OPR	634,300
636 Eleventh Avenue, New York, NY1	Ogilvy & Mather	564,000
777 Third Avenue, New York, NY	Grey Global Group	438,300
200 Fifth Avenue, New York, NY1	Grey Global Group	369,000
498 Seventh Avenue, New York, NY	MindShare	358,000
500/550 Town Center Drive, Dearborn, MI	TeamDetroit, JWT, O&M, Y&R, Prism, Burrows, MJM	282,900
466 Lexington Avenue, New York, NY	JWT	270,280
230 Park Ave South, New York, NY	Burson-Marsteller, Landor, Sudler & Hennessey	265,800
446 Interpace Pkwy, Parisppany, NJ	CommonHealth	166,400
350 North Orleans, Chicago, IL	Ogilvy & Mather, OgilvyAction, MindShare, OPR, WOW, MBI, MEC, Maxus, MediaCom, G2	162,300
Darmstadter Landstrasse, Frankfurt, Germany	Ogilvy & Mather/MindShare	150,480
58 Jinbao Street, Beijing, China	Ogilvy, Group M, Oracle Added Value	145,200
114 Fifth Avenue, New York, NY	Grey Global Group	132,800
825 Seventh Avenue, New York, NY	Mediaedge:cia	129,600
303 Second Street, San Francisco, CA	Y&R Advertising, Wunderman, Hill & Knowlton, Blanc & Otus, MindShare, Mediaedge:cia, Burson Marsteller, Grey Global Group, Bravo, Fitch, JWT	134,500
233 North Michigan Avenue, Chicago, IL	Y&R Advertising, Wunderman, Burson-Marsteller, Landor	122,100
989 Changle Road, Shanghai, China	Ogilvy, JWT, Group M, Hill & Knowlton	120,900
160 Bloor Street East, Toronto, ON	JWT, H&K, Mindshare, Mediaedge	106,200
10 Cabot Square, Canary Wharf, London, UK	Ogilvy & Mather	103,850
222 Merchandise Mart Plaza, Chicago, IL	JWT, Hill & Knowlton, Research International, Chicago Focus	101,500
27-8 Chamwon-Dong Seochkuy, Seoul, South Korea	Diamond Ad Ltd.	100,360

Notes

1 To be occupied in 2009.

The WPP Group has no items of equipment which are material tangible fixed assets.

17.	Securities laws

17.1

The distribution of this document and the issue of New WPP Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

17.2

This document does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security or to become a member of New WPP. None of the securities referred to in this document shall be sold, issued, exchanged or transferred in any jurisdiction in contravention of applicable law.

17.3

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. Neither the delivery of this document nor any subscription or sale made under it shall, under any circumstances, create any implication that there has been no change in the affairs of WPP Group since the date of this document or that the information in it is correct as of any subsequent time.

17.4

The contents of this document should not be construed as legal, financial or tax advice. Each Scheme Share Owner should consult his, her or its own legal, financial or tax adviser for legal, financial or tax advice.

18.	Employees

The average number of employees of the WPP Group for the three financial years ended 31 December 2007 and the period ended 30 June 2008 and the breakdown by main category and geographical location were as follows:

	30 June 2008	31 Dec 2007	31 Dec 2006	31 Dec 2005
Geographical location:
North America	23,996	23,294	22,477	21,261
United Kingdom	8,677	8,543	8,484	8,007
Continental Europe	22,269	21,367	19,935	18,644
Asia Pacific, Latin America, Africa and Middle East	38,291	31,644	26,790	23,024

	93,233	84,848	77,686	70,936

Their operating sector distribution was as follows:
Advertising and Media Investment Management	45,310	42,948	41,030	38,084
Information, Insight and Consultancy	11,936	11,524	10,869	10,089
Public Relations and Public Affairs	7,544	7,167	6,616	5,901
Branding and Identity, Healthcare and Specialist Communications	28,443	23,209	19,171	16,862

	93,233	84,848	77,686	70,936

19.	UK taxation

19.1	General

The paragraphs set out below summarise the UK tax treatment for New WPP Share Owners (or holders of New WPP ADSs) of holding or disposing of New WPP Shares (or New WPP ADSs). They are based on current UK legislation and an understanding of current HMRC published practice as at the date of this document. The paragraphs are intended as a general guide and, except where express reference is made to the position of non-UK residents, apply only to New WPP Share Owners (or holders of New WPP ADSs) who are resident and, if individuals, ordinarily resident and domiciled in the UK for tax purposes. They relate only to such New WPP Share Owners (or holders of New WPP ADSs) who hold their New WPP Shares (or New WPP ADSs) directly as an investment (other than under an individual savings account) and who are absolute beneficial owners of those New WPP Shares (or New WPP ADSs). These paragraphs do not deal with certain types of shareholders, such as persons holding more than 5% of the share capital or voting rights of New WPP, persons holding or acquiring New WPP Shares (or New WPP ADSs) in the course of trade or by reason of their, or another’s, employment, collective investment schemes and insurance companies.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the UK, you should consult an appropriate professional adviser immediately. Shareholders are referred to the sections headed “Republic of Ireland taxation”, “Jersey taxation” and “US federal income taxation” below for a description of the tax consequences of holding New WPP Shares in such jurisdictions.

References in this paragraph 19 to New WPP Shares include references to New WPP ADSs and corresponding references to New WPP Share Owners include references to holders of New WPP ADSs, unless indicated otherwise.

19.2	Tax on chargeable gains

Liability to UK tax on chargeable gains will depend on the individual circumstances of New WPP Share Owners.

(a)	Disposal of New WPP Shares by UK resident New WPP Share Owners

A disposal of New WPP Shares by a New WPP Share Owner who is resident or ordinarily resident in the UK may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of the UK taxation of chargeable gains.

For individuals, the Finance Act 2008 introduced a single rate of charge to capital gains tax at 18% (for the 2008/2009 tax year). The principal factors which will determine the extent to which a capital gain arising from the disposal of New WPP Shares will be subject to capital gains tax are the level of the annual exemption (£9,600 for the 2008/2009 tax year) of tax-free capital gains in the tax year in which the disposal takes place, the extent to which the New WPP Share Owner realises any other capital gains in that year and the extent to which the New WPP Share Owner has incurred capital losses in that or any earlier tax year.

For a corporate New WPP Share Owner any chargeable gain will be included in its profits chargeable to corporation tax and will be taxed at the appropriate rate of corporation tax (currently a maximum of 28%). For the purposes of calculating a chargeable gain but not an allowable loss arising on any disposal or part disposal of New WPP Shares by a corporate New WPP Share Owner, indexation allowance on the relevant proportion of the original allowable cost will continue to be available until the New WPP Shares are disposed of. Broadly speaking, indexation allowance increases the acquisition cost of an asset for tax purposes in line with the rise in the retail prices index, except that indexation allowance cannot be used to create or increase a loss for tax purposes.

(b)	Disposal of New WPP Shares by non-UK resident New WPP Share Owners

New WPP Share Owners who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains realised on a subsequent disposal of their New WPP Shares unless, in the case of non-corporate share owners, such New WPP Shares are acquired for use by or for the purposes of a branch or agency through which such person is carrying on a trade, profession or vocation in the UK. Such New WPP Share Owners may be subject to foreign taxation on any gain under local law.

A New WPP Share Owner who is an individual and who is temporarily a non-resident of the United Kingdom at the time of the disposal may, under anti-avoidance legislation, still be liable to UK taxation on any chargeable gain realised (subject to the availability of exemptions or reliefs).

19.3	Tax on dividends

(a)	Dividends received from New WPP

Unless an election is made, or is deemed to be made, to receive dividends via the Dividend Access Plan (see below), a New WPP Share Owner who:

(i)	is resident or ordinarily resident in the UK; or

(ii)	carries on a trade in the UK through a UK branch or agency or, in the case of a corporate shareholder, a permanent establishment in connection with which their New WPP Shares are held,

will generally be subject to United Kingdom income tax (at the rate of 10% in the case of those who are not higher rate taxpayers and 32.5% in the case of higher rate taxpayers) or corporation tax (at the prevailing corporation tax rate, which is currently a maximum of 28 per cent.), as the case may be, on the gross amount of any dividends paid by New WPP before deduction of Irish withholding tax (if any). UK resident New WPP Share Owners may be able to apply for an exemption from withholding taxes under Irish domestic law or the UK-Ireland double tax treaty and New WPP Share Owners are referred generally to paragraph 20 below for a description of the Irish consequences of the payment of dividends by New WPP. HMRC will generally give credit (such credit being limited to the UK-Ireland double tax treaty rate) for any Irish dividend withholding tax withheld from the payment of a dividend (if any) and not recoverable from the Irish tax authorities against the income tax or corporation tax payable by the relevant New WPP Share Owner in respect of the dividend.

An individual New WPP Share Owner who is resident for tax purposes in the UK and who owns a shareholding of less than 10% in New WPP will, for dividends received from New WPP, be entitled to a non-payable tax credit. The value of the tax credit will be one-ninth of the amount of the dividend paid by New WPP and the tax credit is added to the amount paid to compute the gross amount of the dividend paid by New WPP. The gross amount of the dividend will be regarded as the top slice of the New WPP Share Owner’s income and will be subject to UK income tax as set out above. The tax credit will be available to set against such holder’s liability (if any) to tax on the gross amount of the dividend.

(b)	Dividends received under the Dividend Access Plan

If a New WPP Share Owner makes, or is deemed to have made, an election to receive dividends via the Dividend Access Plan, such New WPP Share Owner will be treated as receiving dividends directly from WPP UK Dividend Co (unless there is a shortfall in the Dividend Access Trust, in which case some or all of the dividend will be received from New WPP). WPP UK Dividend Co is not required to withhold at source any amount in respect of UK tax from dividend payments it makes under the Dividend Access Plan regardless of who the recipient of the payment is. The UK tax consequences of receiving a dividend from WPP UK Dividend Co should be equivalent to the UK tax consequences of receiving a dividend from WPP.

A New WPP Share Owner who is an individual resident for tax purposes in the UK and who receives a dividend from WPP UK Dividend Co under the Dividend Access Plan will be entitled to a tax credit equal to one-ninth of the dividend. The tax credit is added to the amount paid to compute the gross amount of the dividend paid by WPP UK Dividend Co. The gross amount of the dividend will be regarded as the top slice of the New WPP Share Owner’s income and will generally be subject to United Kingdom income tax (at the rate of 10% in the case of those who are not higher rate taxpayers and 32.5% in the case of higher rate taxpayers). The tax credit will be available to set against each individual holder’s liability (if any) to tax on the gross amount of the dividend.

A New WPP Share Owner who is subject to UK corporation tax will not generally be taxed on any dividend it receives from WPP UK Dividend Co under the Dividend Access Plan.

A New WPP Share Owner who is resident in the UK and who is not liable to tax on dividends received under the Dividend Access Plan (for example, an individual holding his New WPP Shares in an individual savings account) will not be entitled to claim payment of the tax credit in respect of those dividends.

A New WPP Share Owner who is resident, but not domiciled, in the UK or who is resident but not ordinarily resident in the UK should note that he will be liable for UK income tax on dividends paid under the Dividend Access Plan, whether or not those dividends are remitted or deemed to be remitted to the UK.

A New WPP Share Owner who is not solely resident in the UK should consult his own tax adviser concerning his tax liabilities on dividends received under the Dividend Access Plan.

(c)	Stamp duty and stamp duty reserve tax (SDRT)

No UK stamp duty or SDRT will be payable on the issue of New WPP Shares.

UK stamp duty should generally not need to be paid on a transfer of the New WPP Shares.

No UK SDRT will be payable in respect of any agreement to transfer New WPP Shares unless they are registered in a register kept in the UK by or on behalf of New WPP. It is not intended that such a register will be kept in the UK.

The statements in this paragraph summarise the current position on stamp duty and SDRT and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries and certain categories of person may be liable to stamp duty or SDRT at higher rates.

20.	Republic of Ireland taxation

20.1	General

The paragraphs set out below summarise the Irish tax treatment for New WPP Share Owners (or holders of WPP ADSs) of holding or disposing of New WPP Shares (or WPP ADSs). They are based on current Irish legislation and an understanding of current Republic of Ireland Revenue Commissioners’ practice as at the date of this document. The paragraphs are intended as a general guide and, except for the sections dealing with dividend withholding tax, and otherwise where express reference is made to the position of non-Irish residents or non-Irish domiciled shareholders, apply only to New WPP Share Owners (or holders of WPP ADSs) who are resident and, if individuals, ordinarily resident and domiciled in the Republic of Ireland for tax purposes. They relate only to such New WPP Share Owners (or holders of New WPP ADSs) who hold their New WPP Shares (or New WPP ADSs) directly as an investment and who are absolute beneficial owners of those New WPP Shares (or New WPP ADSs). These paragraphs do not deal with certain types of shareholders, such as dealers in securities or persons holding or acquiring New WPP Shares (or New WPP ADSs) in the course of a trade or by reason of employment, collective investment schemes and insurance companies.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the Republic of Ireland, you should consult an appropriate professional adviser immediately.

References in this paragraph 20 to New WPP Shares include references to New WPP ADSs and corresponding references to New WPP Share Owners include references to New WPP ADS Owners, unless indicated otherwise.

20.2	Tax on chargeable gains

Liability to Irish tax on chargeable gains will depend on the individual circumstances of New WPP Share Owners.

(a)	Disposal of New WPP Shares by Irish-resident New WPP Share Owners

A disposal of New WPP Shares by a share owner who is resident or ordinarily resident in the Republic of Ireland may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of the Irish taxation of chargeable gains.

It is expected that the share register of New WPP will be held in Jersey and, accordingly, New WPP Share Owners individuals who are resident or ordinarily resident in the Republic of Ireland, but not domiciled in the Republic of Ireland, will be liable to Irish chargeable gains tax only to the extent that the proceeds of the disposal of New WPP Shares are remitted or deemed to be remitted to the Republic of Ireland.

For the purposes of calculating a chargeable gain but not an allowable loss arising on any disposal or part disposal of New WPP Shares, indexation allowance on the relevant proportion of the original allowable cost should be taken into account to the extent that such cost was incurred prior to 1 January 2003 in respect of the shares from which the New WPP Shares derive. A chargeable gain will be calculated by reference to the Euro equivalent of the acquisition price and the sales price based on the rates of exchange pertaining on the respective dates.

(b)	Disposal of New WPP Shares by non-Irish-resident New WPP Share Owners

New WPP Share Owners who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the Republic of Ireland will not be liable for Irish tax on chargeable gains realised on a subsequent disposal of their New WPP Shares unless in the case of non-corporate shareholders such New WPP Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the Republic of Ireland through a branch or agency. Such New WPP Share Owners may be subject to foreign taxation on any gain under local law.

A New WPP Share Owner who is an individual and who is temporarily a non-resident of the Republic of Ireland at the time of the disposal may, under anti-avoidance legislation, still be liable to Irish taxation on any chargeable gain realised (subject to the availability of exemptions or reliefs).

20.3	Tax on Dividends

(a)	Dividends received from New WPP

Unless a New WPP Share Owner makes, or is deemed to have made, an election to receive dividends via the Dividend Access Plan any dividends received will be received from New WPP.

Dividend withholding tax

Dividends paid by New WPP will generally be subject to Irish dividend withholding tax (DWT) at the standard rate of income tax (currently 20%) unless the New WPP Share Owner is within one of the categories of exempt shareholders referred to below. Where DWT applies, New WPP will be responsible for withholding DWT at source. For DWT purposes, a dividend includes any distribution made by New WPP to New WPP Share Owners, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

DWT is not payable where an exemption applies provided that New WPP has received all necessary documentation required by the relevant legislation from a New WPP Share Owner prior to payment of the dividend.

Certain categories of Irish resident share owners are entitled to an exemption from DWT, including in general (but not limited to) Irish resident companies, qualifying employee share ownership trusts, charities and pension funds. Except in very limited circumstances, distributions by New WPP to an Irish-resident New WPP Share Owner who is an individual are not exempt from DWT.

Certain non-Irish resident share owners (both individual and corporate) are also entitled to an exemption from DWT. In particular, a non-Irish resident share owner is not subject to DWT on dividends received from New WPP if the New WPP Share Owner is:

•

an individual New WPP Share Owner who by virtue of the laws of the relevant country is resident for tax purposes in either a Member State of the European Union (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the United States), and the individual is neither resident nor ordinarily resident in the Republic of Ireland; or

•

a corporate New WPP Share Owner that is not resident for tax purposes in the Republic of Ireland and which is ultimately controlled, directly or indirectly, by persons who by virtue of the laws of the relevant country are resident in either a member state of the European Union (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the United States); or

•

a corporate New WPP Share Owner that is not resident for tax purposes in the Republic of Ireland nor ultimately controlled by persons so resident and which is resident for tax purposes in either a member state of the European Union (apart from the Republic of Ireland) or a country with which the Republic of Ireland has a double tax treaty (including the United States); or

•

a corporate New WPP Share Owner that is not resident for tax purposes in the Republic of Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognised stock exchange in (i) the Republic of Ireland; (ii) a member state of the European Union (apart from the Republic of Ireland); (iii) a country with which the Republic of Ireland has a double tax treaty (including the United States); or (iv) an exchange approved by the Irish Minister for Finance; or

•

a corporate New WPP Share Owner that is not resident for tax purposes in the Republic of Ireland and is wholly owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognised stock exchange in (i) the Republic of Ireland; (ii) a member state of the European Union (apart from the Republic of Ireland); (iii) a country with which the Republic of Ireland has a double tax treaty (including the United States); or (iv) an exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above, the New WPP Share Owner has made the appropriate declaration to New WPP prior to payment of the dividend.

Taxation on dividends

An Irish resident or ordinarily resident individual New WPP Share Owner who is an individual who does not make, or is not deemed to have made, an election to receive dividends via the Dividend Access Plan will be subject to Irish income tax on the gross dividend at their marginal rate of tax plus the health levy and, in certain circumstances, PRSI (pay related social insurance). The gross dividend is the dividend received plus DWT withheld. Irish resident individual New WPP Share Owners are generally entitled to credit for the DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.

Irish resident corporate New WPP Share Owners will generally be exempt from Irish tax on dividends received from New WPP unless such a share owner makes an election to receive dividends via the Dividend Access Plan. If an Irish resident corporate share owner is a close company for tax purposes, however, it may, in certain circumstances, be liable to a 20% investment income surcharge in respect of dividends received from New WPP.

Non-Irish resident shareholders are, unless entitled to exemption from DWT, liable to Irish income tax on dividends received from New WPP. However, the DWT deducted by New WPP discharges such liability to Irish income tax. Where a non-resident share owner is entitled to exemption from DWT, then no Irish income tax arises and, where DWT has been deducted by New WPP, a claim may be made for a refund of the DWT.

(b)	Dividends received under the Dividend Access Plan

If a New WPP Share Owner makes, or is deemed to have made, an election in accordance with the terms of the Dividend Access Plan in respect of dividends to be paid by New WPP, such New WPP Share Owner will be treated as receiving dividends direct from WPP UK Dividend Co, unless there is a shortfall in the Dividend Access Trust, in which case some or all of the dividend may be received from New WPP.

Dividend withholding tax

No DWT will be levied on dividends paid by WPP UK Dividend Co.

Taxation on dividends

An Irish resident or ordinarily resident New WPP Share Owner who receives dividends from WPP UK Dividend Co via the Dividend Access Plan will be taxed upon the cash dividend received at their marginal rate of tax plus the health levy and, in certain circumstances, PRSI (in the case of individuals), or (in the case of corporates) at the rate of either 12.5% (subject to conditions) or 25%. Irish resident taxpayers will not be entitled to claim credit for, or repayment of, the one-ninth UK tax credit attaching to such dividends.

(c)	Stamp duty

No Irish stamp duty or capital duty will arise on the issue or transfer for cash of New WPP Shares provided such transactions do not relate to Irish stocks or securities of an Irish registered company.

21.	Jersey taxation

21.1	General

The following summary of the anticipated tax treatment in Jersey of New WPP and New WPP Share Owners and holders of New WPP ADSs (other than residents of Jersey) is based on Jersey taxation law as it is understood to apply at the date of this document. It does not constitute legal or tax advice. New WPP Share Owners or holders of New WPP ADSs should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of New WPP Shares or New WPP ADSs under the laws of the jurisdictions in which they may be liable to taxation. New WPP Share Owners or holders of New WPP ADSs should be aware that tax rules and practice and their interpretation may change.

21.2	Income Tax

(a)	New WPP

Under the Jersey Income Tax Law, New WPP will be regarded as either:

(i)

not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case New WPP will not (except as noted below) be liable to Jersey income tax; or

(ii)

resident in Jersey under Article 123C of the Income Tax Law, in which case New WPP (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0 per cent.

If New WPP derives any income from the ownership or disposal of land in Jersey, such income will be subject to tax at the rate of 20 per cent. It is not expected that New WPP will derive any such income.

(b)	Holders of New WPP Shares

New WPP will be entitled to pay dividends to holders of New WPP Shares without any withholding or deduction for or on account of Jersey tax. Holders of New WPP Shares (other than residents of Jersey) will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such New WPP Shares.

(c)	Holders of New WPP ADSs

Under Jersey law and the New WPP Articles, New WPP is only permitted to pay a dividend to a person who is recorded in its register of members as the holder of a New WPP Share. The US Depositary will be recorded in New WPP’s register of members as the holder of each New WPP Share represented by a New WPP ADS. Accordingly, New WPP will pay all dividends in respect of each New WPP Share represented by a New WPP ADS to the US Depositary (as the registered holder of each such New WPP Share) rather than to the holder of the New WPP ADS.

The US Depositary will not be subject to any tax in Jersey in respect of the holding, sale or other disposition of the New WPP Shares held by it. In addition, holders of the New WPP ADSs (other than residents of Jersey) should not be subject to any tax in Jersey in respect of the holding, sale or other disposition of such New WPP ADSs.

21.3	Goods and services tax

New WPP is an “international services entity” for the purposes of the Goods and Services Tax (Jersey) Law 2007 (the GST Law). Consequently, New WPP is not required to:

(a)	register as a taxable person pursuant to the GST Law;

(b)	charge goods and services tax in Jersey in respect of any supply made by it; or

(c)	subject to limited exceptions that are not expected to apply to New WPP, pay goods and services tax in Jersey in respect of any supply made to it.

21.4	Stamp duty

No stamp duty is payable in Jersey on the issue or inter vivos transfer of New WPP Shares or New WPP ADSs.

Upon the death of a New WPP Share Owner, a grant of probate or letters of administration will be required to transfer the New WPP Shares of the deceased person, except that where the deceased person was domiciled outside of Jersey at the time of death, New WPP may (at its discretion) dispense with this requirement where the value of the deceased’s movable estate in Jersey does not exceed £10,000.

Upon the death of a New WPP Share Owner, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

(a)

(where the deceased person was domiciled in Jersey at the time of death) the deceased person’s personal estate wherever situated (including any New WPP Shares) if the net value of such personal estate exceeds £10,000; or

(b)

(where the deceased person was domiciled outside of Jersey at the time of death) the deceased person’s personal estate situated in Jersey (including any New WPP Shares) if the net value of such personal estate exceeds £10,000.

The rate of stamp duty payable is:

(i)	(where the net value of the deceased person’s relevant personal estate does not exceed £100,000) 0.50 per cent. of the net value of the deceased person’s relevant personal estate; or

(ii)

(where the net value of the deceased person’s relevant personal estate exceeds £100,000) £500 for the first £100,000 plus 0.75 per cent. of the net value of the deceased person’s relevant personal estate which exceeds £100,000.

In addition, application and other fees may be payable.

22.	US federal income taxation

22.1	Introduction

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS OF NEW WPP SHARES OR NEW WPP ADSs ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF US FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS OF NEW WPP SHARES OR NEW WPP ADSs FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON, HOLDERS OF NEW WPP SHARES OR NEW WPP ADSs UNDER THE INTERNAL REVENUE CODE OF 1986; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY NEW WPP IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY WPP OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS OF NEW WPP SHARES OR NEW WPP ADSs SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary of certain material US federal income tax consequences of the acquisition, ownership and disposition of New WPP Shares or New WPP ADSs by a US Holder (as defined below). This summary deals only with initial acquirers of New WPP Shares or New WPP ADSs that are US Holders and that will hold the New WPP Shares or New WPP ADSs as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of New WPP Shares or New WPP ADSs by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address all of the tax considerations that may be relevant to investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, investors that own (directly or indirectly) 10% or more of the voting stock of New WPP, investors that hold New WPP Shares or New WPP ADSs through a permanent establishment, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders that elect to mark to market, investors that will hold the New WPP Shares or New WPP ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

This summary deals only with US Holders (as defined below) who elect or are deemed to elect (because they have not withdrawn their New WPP Shares from the New WPP ADS programme prior to the dividend record date set by the US Depositary), to participate in the Dividend Access Plan.

As used herein, the term US Holder means a beneficial owner of New WPP Shares or New WPP ADSs that is, for US federal income tax purposes: (i) citizen or individual resident of the United States; (ii) a corporation, or other entity treated as a corporation for US federal tax purposes, created or organised in or under the laws of the United States or any State thereof; (iii) an estate the income of which is subject to US federal income tax without regard to its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes.

This discussion does not address any tax consequences applicable to holders of equity interests in a holder of New WPP Shares or New WPP ADSs. The US federal income tax treatment of a partner in a partnership that holds New WPP Shares or New WPP ADSs will depend on the status of the partner and the activities of the partnership. Holders of New WPP Shares or New WPP ADSs that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of New WPP Shares or New WPP ADSs.

New WPP believes that it is not currently, and it does not expect to become, a passive foreign investment company (a PFIC) for US federal income tax purposes and this summary assumes the correctness of this position. New WPP’s possible status as a PFIC must be determined annually and therefore may be subject to change. If New WPP were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the US federal income tax laws, including the US Internal Revenue Code of 1986, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect, and all of which are subject to change, perhaps with retroactive effect.

The summary of US federal income tax consequences set out below is for general information only. US Holders are urged to consult their own tax advisers as to the particular tax consequences to them of owning the New WPP Shares or New WPP ADSs, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

22.2	Classification of the New WPP ADSs

US Holders of New WPP ADSs should be treated for US federal income tax purposes as owners of the New WPP Shares represented by the New WPP ADSs. Accordingly, the US federal income tax consequences discussed below apply equally to US Holders of New WPP ADSs.

22.3	Tax on Dividends

Distributions paid by New WPP out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to US corporations.

A US Holder of New WPP ADSs generally will include dividends in gross income in the taxable year in which such holder actually receives the dividend. US Holders that surrender their New WPP ADSs in exchange for the underlying New WPP Shares should consult their tax advisers regarding the proper timing for including dividends in gross income.

Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s basis in the New WPP Shares or New WPP ADSs and thereafter as capital gains. However, New WPP does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should, therefore, assume that any distribution by New WPP with respect to the New WPP Shares or New WPP ADSs will constitute ordinary dividend income. US Holders should consult their tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from New WPP.

For taxable years that begin before 2011, dividends paid by New WPP will be taxable to a non-corporate US Holder as “qualified dividend income” at the special reduced rate normally applicable to capital gains, provided New WPP qualifies for the benefits of the income tax treaty between the United States and the Republic of Ireland (the Treaty), which New WPP believes to be the case. However, there can be no assurance that New WPP will qualify for the benefits of the Treaty going forward. A US Holder will be eligible for this reduced rate only if it has held the New WPP Shares or New WPP ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder in the case of New WPP Shares or the US Depositary (in case of New WPP ADSs), regardless of whether the pounds sterling are converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise a foreign currency gain or loss in respect of the dividend income. Generally, a gain or loss realised on a subsequent conversion of pounds sterling to US dollars or other disposition will be treated as US source ordinary income or loss.

22.4	Sale or other disposition

Upon a sale or other disposition of New WPP Shares or New WPP ADSs (other than an exchange of New WPP ADSs for New WPP Shares), a US Holder generally will recognise a capital gain or loss equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder’s adjusted tax basis in the New WPP Shares or New WPP ADSs. This capital gain or loss will generally be US source and will be a long-term capital gain or loss if the US Holder’s holding period in the New WPP Shares or New WPP ADSs exceeds one year. However, regardless of a US Holder’s actual holding period, any loss may be a long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under the section entitled “Tax on Dividends”, above, and exceeds 10% of the US Holder’s tax basis in its New WPP Shares or New WPP ADSs. Deductibility of capital losses is subject to limitations.

A US Holder’s tax basis in a New WPP Share or a New WPP ADS will generally be its US dollar cost. The US dollar cost of a New WPP Share or a New WPP ADS purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of New WPP Shares or New WPP ADSs traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service (the IRS).

The surrender of New WPP ADSs in exchange for New WPP Shares (or vice versa) should not be a taxable event for US federal income tax purposes and US Holders should not recognize any gain or loss upon such a surrender. A US Holder’s tax basis in the withdrawn New WPP Shares will be the same as the US Holder’s tax basis in the New WPP ADSs surrendered, and the holding period of the New WPP Shares will include the holding period of the New WPP ADSs.

The amount realised on a sale or other disposition of New WPP Shares or New WPP ADSs for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of New WPP Shares or New WPP ADSs traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be determined using the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

Foreign currency received on the sale or other disposition of a New WPP Share or a New WPP ADS will have a tax basis equal to its US dollar value on the settlement date. Any gain or loss recognised on a sale or other disposition of a foreign currency (including upon exchange for US dollars) will be US source ordinary income or loss.

22.5	Backup withholding and information reporting

Payments of dividends and other proceeds with respect to New WPP Shares or New WPP ADSs by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Any backup withholding tax will be refunded or allowed as a credit against the US Holder’s US federal income tax liability if the US Holder timely gives the appropriate information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

23.	Material contracts

23.1	The following is a summary of each contract (not being a contract entered into in the ordinary course of business) that has been entered into by any member of the WPP Group: (a) within the two years immediately preceding the date of this document which are, or may be, material to the WPP Group; or (b) at any time which contain obligations or entitlements which are, or may be, material to the WPP Group as at the date of this document:

(i)

on 3 August 1998, Old WPP entered into an agreement with Asatsu pursuant to which Old WPP subscribed for approximately 23% (at that time) of the share capital of Asatsu for approximately £139 million and Asatsu subscribed for 31,295,646 ordinary shares in Old WPP representing approximately 4% (at that time) of the issued share capital of Old WPP. Each party agreed not to transfer any shares held by them in the other for a period of five years and thereafter to not transfer such shares following a procedure set out in the agreement. Each party is further entitled to nominate a non-executive director to the board of the other subject to retaining its shareholding in the other. Due to the disparity of the percentage shareholdings of Old WPP in Asatsu and of Asatsu in Old WPP, an agreement was also entered into on 3 August 1998 imposing, inter alia, limitations, in certain circumstances, on the voting rights in respect of the shares held by Old WPP in Asatsu;

(ii)

on 23 August 2005, Old WPP, WPP Finance Co. Limited and WPP Group U.S. Finance Corp. (as borrowers), guaranteed by Old WPP, entered into an agreement for a seven-year multi-currency revolving credit facility (with a US Dollar swingline option) of US$1,600 million with a syndicate of banks and Citibank International plc as facility agent. The facility is available for drawing by way of multi-currency cash advances on a revolving basis, with an option to draw US Dollar swingline advances up to a sub-limit of US$1,400 million. The rate of margin for the facility is 0.25% per annum (ratcheting up to 0.275% per annum following the fifth anniversary of the date of the facility) above LIBOR. The commitment fee payable on undrawn commitments is equal to 30% of the then applicable margin. The interest rate for swingline advances is the higher of the US prime commercial lending rate and 0.25% per annum above the federal funds rate. Pursuant to an amendment and restatement agreement to be entered into and subject to the necessary conditions precedent being satisfied, on the Effective Date New WPP will accede as an additional obligor to the facility;

(iii)

on 23 June 2004, WPP Finance (UK) issued US$650,000,000 of 5.875% Notes due 2014 pursuant to the Indenture and the First Supplemental Indenture both dated as of 23 June 2004 among WPP Finance (UK), as Issuer, Old WPP, as guarantor and Citibank N.A., as Trustee, as supplemented by the First Supplemental Indenture dated as of 23 June 2004 among WPP Finance (UK), as Issuer, Old WPP, as Guarantor and Citibank N.A., as Trustee. The Notes were fully and unconditionally guaranteed by WPP pursuant to the Second Supplemental Indenture dated 27 June 2006 and by WPP Spangle (a subsidiary of WPP) pursuant to the Third Supplemental Indenture dated 19 December 2006. The Indenture contains events of default provisions (including a cross-default provision). It also contains a restriction on the Issuer or any of the guarantors referred to above consolidating or merging with any other person and conveying, transferring or leasing all or substantially all of their properties and assets to any person except where the entity resulting from such consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the Notes and gives certain certificates and indemnities. The covenants of the Indenture also contain a negative pledge and a limitation on the sale and leaseback of any assets by the guarantors referred to above and their principal subsidiaries. The Indenture allows for defeasance of these covenants subject to certain conditions. The Indenture also contains a joint and several indemnity from the Issuer and the guarantors referred to above in favour of the Trustee;

(iv)

on 7 March 2005, in connection with the acquisition by Old WPP of Grey Global Group, Inc., Old WPP became a co-obligor of US$150,000,000 aggregate principal amount of 5% Contingent Convertible Subordinated Debentures due 2033 issued by Grey Global Group, Inc. On 25 October 2005, WPP became a co-obligor of the debentures WPP, Old WPP and Grey Global Group Inc. (formerly Abbey Merger Corporation) are restricted from consolidating or merging with any other person except where the entity resulting from such a consolidation or merger or to whom such properties and assets are transferred becomes a primary obligor of the debentures and assumes certain obligations. Holders of debentures also have a redemption option on a change of control and the right to require Grey Global Group, Inc. (formerly Abbey Merger Corporation), Old WPP, and WPP (as co-obligor) to repurchase all or part of the debentures at par plus accrued and unpaid interest on each of 28 October 2008, 2010 and 2013. The indenture contains an indemnity granted by WPP, Old WPP and Grey Global Group, Inc. to American Stock Transfer & Trust Company, as trustee. WPP, Old WPP, together with Grey Global Group Inc. (formerly Abbey Merger Corporation) have the right subject to the payment of any accrued and unpaid interest to call the bonds at par including accrued and unpaid interest (and interest on any unpaid interest) from 2013. Each US$1,000 of principal amount is initially convertible into 11.820362 WPP ADSs and US$499.31 of cash and is convertible at the option of the holder at any time, subject to adjustment. Upon the Effective Date, each US$1,000 of principal amount will initially be convertible into 11,820,362 New WPP ADSs and US$499.31 of cash and will be convertible at the option of the holder at any time, subject to adjustment;

(v)

on 12 May 2008, WPP issued EUR 750,000,000 6.625% guaranteed bonds due 2016. The bonds are guaranteed by Old WPP and were constituted by a Trust Deed dated 12 May 2008 between Citicorp Trustee Company Limited, the guarantor and WPP. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed to be dated on or after the Effective Date, New WPP will accede as an additional guarantor to the bonds;

(vi)

on 6 November 2007, WPP Finance S.A. issued EUR 500,000,000 5.25% guaranteed bonds due 2015 and £200,000,000 6.375% guaranteed bonds due 2020. Both tranches of bonds are guaranteed by Old WPP and WPP and were constituted respectively by two Trust Deeds dated 6 November 2007 between Citicorp Trustee Company Limited, the guarantors and WPP Finance S.A. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deeds also contain indemnities by WPP Finance S.A. in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed to be dated on or after the Effective Date, New WPP will accede as an additional guarantor to the bonds;

(vii)

on 4 April 2007, WPP issued £400,000,000 6.0% guaranteed bonds due 2017. The bonds are guaranteed by Old WPP and were constituted by a Trust Deed dated 4 April 2007 between Citicorp Trustee Company Limited, the guarantor and WPP. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and events of default provisions (including a cross-default provision). The Trust Deed also contains an indemnity by WPP in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed to be dated on or after the Effective Date, New WPP will accede as an additional guarantor to the bonds;

(viii)

on 5 December 2006, WPP issued EUR 600,000,000 4.375% guaranteed bonds due 2013. The bonds are guaranteed by Old WPP and were constituted by a Trust Deed dated 5 December 2006 between Citicorp Trustee Company Limited, the guarantor and WPP. The administration of payments to bondholders is provided for in a Paying Agency Agreement dated 5 December 2006 between WPP, Citibank, N.A., London Branch and others. The bonds are listed on the London Stock Exchange and the terms and conditions contain a redemption provision at the option of the bondholders on a Change of Control, a negative pledge provision and the events of default provisions in the terms and conditions contain a cross-default provision. The Trust Deed also contains an indemnity by WPP in favour of Citicorp Trustee Company Limited. Pursuant to a supplemental trust deed to be dated on or after the Effective Date, New WPP will accede as an additional guarantor to the bonds;

(ix)

on 17 May 2007, WPP, TS Transaction, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of WPP (the Merger Subsidiary), and 24/7 Real Media, Inc. (TFSM) entered into an agreement and plan of merger (the Merger Agreement). Pursuant to the Merger Agreement, as amended on 12 July 2007, the Merger Subsidiary conducted a tender offer for all of the outstanding shares of TFSM’s outstanding common stock and, following completion of the tender offer, was merged into TFSM. Each outstanding share of TFSM common stock (other than, among other things, shares held by TFSM as treasury stock or by WPP or any wholly-owned subsidiary of TFSM or WPP) was converted into the right to receive US$11.75 in cash. TFSM survived the merger as an indirect wholly-owned subsidiary of WPP managed by the directors and officers of the Merger Subsidiary (until the appointment of successors). Under the Merger Agreement, at the effective time of the Merger: (A) unvested, unexercisable and outstanding TFSM stock options were converted into approximately equivalent stock options of WPP; (B) vested, exercisable and outstanding TFSM stock options were exchanged for a cash payment for each underlying share equal to the difference, if any, between the tender offer price per share of US$11.75 and the exercise price per share of the options; (C) any restricted shares of TFSM were converted into approximately equivalent restricted securities of WPP; and (D) TFSM warrants were converted into approximately equivalent warrants to subscribe for shares in WPP. In the Merger Agreement, TFSM and WPP made various representations and warranties and agreed to specified covenants, including covenants by TFSM relating to the conduct of its business between the date of the Merger Agreement and the closing of the Merger, restrictions on TFSM’s ability to solicit proposals with respect to alternative transactions, governmental filings and approvals, public disclosures and other matters. The Merger Agreement also contained certain termination rights of WPP and TFSM and provided that, upon the termination of the Merger Agreement under specified circumstances, TFSM would be required to pay WPP a termination fee of US$24.0 million;

(x)

on 9 July 2008, WPP and WPP Finance Co. Limited (as borrowers) and WPP and Old WPP (as guarantors) entered into an agreement for a 364-day term loan facility arranged by Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc as arrangers with Banco Santander S.A., London Branch, Barclays Bank PLC, BNP Paribas, BoA Netherlands Coöperatieve U.A., Citibank, N.A., HSBC Bank plc and The Royal Bank of Scotland plc as original lenders and Citibank International plc as facility agent, which may be extended at the option of WPP for a further 12-month period. The amount of the facility is £650,000,000. The facility is available for drawing by way of multi-currency cash advances. The rate of margin for the facility from the date on which the facility agreement was signed (the Signing Date) to and including 30 September 2008 is either 0.55% per annum if the Requisite Credit Rating is achieved or 0.65% per annum if it is not. The rate of margin from and including 1 October 2008 to and including 31 December 2008 is 0.85% per annum if the Requisite Credit Rating is achieved and 0.95% per annum if it is not. The rate of margin from and including 1 January 2009 to and including 31 March 2009 is 1.40% per annum if the Requisite Credit Rating is achieved and 1.50% per annum if it is not. The rate of margin from and including 1 April 2009 to and including the date falling 364 days after the Signing Date is 1.60% per annum if the Requisite Credit Rating is achieved and 1.70% per annum if it is not. The rate of margin thereafter is 2.15% per annum if the Requisite Credit Rating is achieved and 2.25% per annum if it is not. The Requisite Credit Rating is achieved if the long-term senior unsecured debt rating of WPP published by Moody’s or Standard & Poor’s is BBB+ or Baa1 or higher and the other long-term senior unsecured debt rating published by Moody’s or Standard & Poor’s is no more than one notch lower. The commitment fee payable on undrawn commitments is equal to 40% of the then applicable margin. The facility agreement contains customary representations, covenants and events of default. The facility agreement also requires the prepayment of proceeds received from certain disposals or as a result of equity issuance or certain capital markets transactions. Pursuant to an amendment and restatement agreement to be entered into and subject to the necessary conditions precedent being satisfied, on the Effective Date New WPP will accede as an additional obligor to the facility;

(xi)

on 9 July 2008, WPP and WPP Finance Co. Limited (as borrowers) and WPP and Old WPP (as guarantors) entered into an agreement for a three-year revolving credit facility arranged by Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc as arrangers with Banco Santander S.A., London Branch, Barclays Bank PLC, BNP Paribas, BoA Netherlands Coöperatieve U.A., Citibank, N.A., HSBC Bank plc and The Royal Bank of Scotland plc as original lenders and Citibank International plc as facility agent. The amount of the facility is £600,000,000. The facility is available for drawing by way of multi-currency cash advances on a revolving basis. The rate of margin for the facility is, if the long-term senior unsecured debt rating of WPP published by Moody’s or Standard & Poor’s (the Credit Rating) is A-/A3 or higher, 0.75% per annum. If the Credit Rating is BBB+ or Baa1, the rate of margin for the facility shall be 0.85% per annum. If the Credit Rating is BBB or Baa2, the rate of margin for the facility is 0.95% per annum. If the Credit Rating is BBB- or Baa3 or lower, the rate of margin for the facility is 1.25% per annum. If Moody’s and Standard & Poor’s assign different Credit Ratings, the margin shall be the average of the margins determined by each Credit Rating. The commitment fee payable on undrawn commitments is equal to 40% of the then applicable margin. The facility agreement contains customary representations, covenants and events of default. The facility agreement also requires the prepayment of proceeds received from certain disposals. Pursuant to an amendment agreement to be entered into and subject to the necessary conditions precedent being satisfied, on the Effective Date New WPP will accede as an additional obligor to the facility; and

(xii)

on 18 July 2008, WPP entered into a put option deed (the Put Option Deed) with Ipsos SA (Ipsos) pursuant to which WPP has the option (the Put Option) to require Ipsos to purchase, or procure the purchase of, the goodwill and assets of the TNS Group relating to the provision of services relating to the measurement (for the primary purpose of establishing audience size) and/or composition of audiences for television and/or radio programming based on viewing or listening activity in Denmark, Estonia, Finland, Latvia, Lithuania, Slovakia, Poland, Spain, Norway, Belgium and the United Kingdom (the Target Business). If the Put Option is exercised by WPP, the acquisition by Ipsos of the Target Business is conditional upon a number of matters including, if applicable, regulatory approvals having been obtained and the TNS Offer becoming or being declared unconditional in all respects. The maximum consideration payable by Ipsos for the Target Business is EUR 117,000,000, subject to adjustment in the event that WPP is unable to procure the transfer of certain assets to Ipsos. Each party has agreed to provide certain transitional services to the other party for a period of time following completion of the sale of the Target Business to Ipsos. The parties have also agreed to enter into reciprocal licences of certain intellectual property rights used in the Target Business.

(xiii)

on 6 October 2008, New WPP entered into a sponsor’s agreement with the Sponsor which sets out the terms on which New WPP appointed the Sponsor as its sponsor for the purposes of its application for Admission of the New WPP Shares issued in connection with the Scheme (the Sponsor’s Agreement). The Sponsor’s Agreement contains, amongst other things customary warranties given by New WPP to the Sponsor and a customary indemnity from New WPP in favour of the Sponsor;

(xiv)

on or after the Effective Date, New WPP will enter into a deposit agreement with Citibank, N.A., as Depositary, and the holders and beneficial owners of ADSs that sets out the terms on which the Depositary has agreed to act as depositary with respect to the New WPP ADSs to be issued in exchange for Old WPP ADSs following effectiveness of the Scheme. The deposit agreement will contain, amongst other things, customary provisions pertaining to the form of ADR certificates, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the Depositary and New WPP, charges of the Depositary, and compliance with applicable law.

24.	Litigation

There are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which New WPP is aware) during the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the WPP Group.

25.	Listing, dealings and settlement of New WPP Shares

25.1	Delisting of WPP Shares

Application will be made by WPP to the London Stock Exchange and the UK Listing Authority respectively to cancel trading in the WPP Shares on the London Stock Exchange’s main market for listed securities with effect from the close of business on the Business Day immediately prior to the Effective Date and to delist the WPP Shares from the Official List with effect from 8.00 a.m. on the Effective Date. The last day of dealings in the WPP Shares on the London Stock Exchange is expected to be 18 November 2008 (being the Business Day immediately before the Effective Date) and no transfers of WPP Shares will be registered after 5.00 p.m. on that date. On the Effective Date, share certificates in respect of the Scheme Shares will cease to be valid and should be destroyed.

25.2	Listing of New WPP Shares

Applications will be made by New WPP to the UK Listing Authority for admission of the New WPP Shares to the Official List and to the London Stock Exchange for admission of the New WPP Shares to trading on its main market for listed securities. Subject to the Scheme becoming unconditional in all respects, it is expected that Admission of the New WPP Shares will become effective and that dealings in the New WPP Shares, fully paid, will commence at 8.00 a.m. on 19 November 2008 (the anticipated Effective Date).

25.3	Admission to CREST

Applications will be made by New WPP for the New WPP Shares to be admitted to CREST. Euroclear requires New WPP to confirm to it that certain conditions imposed by the CREST Regulations are satisfied before Euroclear will admit any security to CREST. It is expected that these conditions will be satisfied in respect of the New WPP Shares on admission of the New WPP Shares to the Official List. As soon as practicable after satisfaction of the conditions, New WPP will confirm this to Euroclear.

25.4	Settlement

Subject to satisfaction of the conditions referred to in Part 1, the New WPP Shares to which WPP Share Owners are entitled under the Scheme (as the case may be) are expected:

(a)

to the extent the entitlement arises as a result of a holding of WPP Shares in certificated form at the Scheme Record Time, to be delivered in certificated form in the name of the relevant WPP Share Owner with the relevant share certificate expected to be despatched by post, at the applicant’s risk, by no later than 25 November 2008; and

(b)

to the extent the entitlement arises as a result of a holding of WPP Shares in uncertificated form at the Scheme Record Time, to be credited to the appropriate CREST accounts (under the same participant and account ID that applied to the WPP Shares), with corresponding entitlements to New WPP Shares with effect from 8.00 a.m. on 19 November 2008.

Notwithstanding anything above or any other provision of this document or any other document relating to the New WPP Shares, WPP reserves the right to deliver any New WPP Shares applied for through CREST in certificated form. In normal circumstances, this right is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or any part of CREST), or on the part of the facilities and/or systems operated by the Registrars in connection with CREST. This right may also be exercised if the correct details in respect of bona fide market claims (such as the CREST member account ID and CREST participation ID details) are not provided as requested.

Scheme Share Owners who are CREST-sponsored members should refer to their CREST sponsor regarding the action to be taken in connection with this document.

25.5	New WPP ADSs

The US Depositary will effect the cancellation of WPP ADSs, including WPP ADSs held in the form of WPP ADR certificates, and issuance of New WPP ADSs under the terms of a New WPP ADS Deposit Agreement, as promptly as practicable after the Effective Date. The US Depositary will cancel the WPP ADSs held in book-entry form in an account maintained by a participant in DTC and issue New WPP ADSs through the book-entry transfer facilities of DTC as soon as practicable upon receipt by the US Depositary of the applicable number of New WPP Shares in its CREST account. Holders of WPP ADSs will need to surrender any WPP ADSs held in the form of WPP ADR certificates to the US Depositary (including any WPP ADSs held in the form of WPP ADR certificates which are restricted) for cancellation and exchange for New WPP ADSs. Promptly following the Effective Date, the US Depositary will mail materials to effect the exchange of WPP ADSs represented by WPP ADR certificates for New WPP ADSs to the holders of WPP ADSs represented by WPP ADR certificates registered on its books as of the Effective DateA. The holders of WPP ADSs represented by WPP ADR certificates will receive their New WPP ADSs in the form of book-entry direct registration with the ADS

Depositary. Holders of WPP ADSs which are represented by WPP ADR certificates and are restricted will receive New WPP ADSs in the form of New WPP ADR certificates subject to the same restrictions as WPP ADR certificates. The US Depositary will cancel WPP ADSs registered in book entry uncertificated form in the direct registration system maintained by it and issue New WPP ADSs in book entry uncertificated form in the direct registration system maintained by it promptly upon receipt of the applicable number of New WPP Shares in its CREST account.

26.	Working capital

New WPP has not been able to undertake appropriate procedures to support a statement in respect of the sufficiency of its working capital taking into account the TNS Acquisition, as New WPP has not had sufficient access to non-public information on TNS to allow these procedures to be undertaken.

If New WPP is granted access by TNS before Admission and such access is sufficient for the purpose of making a working capital statement in respect of the Enlarged Group taking into account the TNS Acquisition, New WPP will publish a further document containing an updated working capital statement in respect of the sufficiency of the Enlarged Group’s working capital.

In the opinion of New WPP, taking into account existing bank facilities available to the New WPP Group, but excluding the TNS Acquisition, the working capital available to the New WPP Group is sufficient for its present requirements, that is, for at least the 12 months following the date of this document.

27.	Consent

Merrill Lynch has given and has not withdrawn its consent to the inclusion in this document of its name in the form and context in which it appears.

28.	Third party information

New WPP confirms that the information contained in this document sourced from any third party has been accurately reproduced and, as far as New WPP is aware and has been able to ascertain from information published by any such third party, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where third party information has been used in this document, the source of such information has been identified.

29.	No significant change

Since 12 September 2008 (the date of incorporation of New WPP), New WPP has not traded and, subject to WPP’s belief that there will be a tougher trading environment in 2009 and the lengthening financial crisis has the potential to further impact consumer and client confidence, as referred to in “Current trading, trends and prospects” in paragraph 16 of Part 3, there has been no significant change in the financial or trading position of the WPP Group since 30 June 2008, being the date to which WPP’s Interim Report for the period to 30 June 2008 were prepared.

30.	General

30.1

The total costs and expenses of, or incidental to, the Proposals and Admission (exclusive of any amounts in respect of value added tax) payable by New WPP and WPP are estimated to amount to approximately £5 million.

30.2

Statutory accounts of WPP for each of the three years ended 31 December 2007 have been delivered to the Registrar of Companies in England and Wales. The auditors of WPP have made reports under the relevant provisions in English companies law in respect of these statutory accounts and each report was an unqualified report.

30.3	There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

30.4	Neither WPP nor New WPP is currently subject to any mandatory takeover bids.

31.	Sources and Bases

(a)

The value attributed to the entire issued and to be issued share capital of TNS is based upon the fully diluted share capital of 438,366,162 for TNS as disclosed by TNS in paragraph 18.6 of Part XII of the prospectus published by TNS dated 25 June 2008 in relation to the proposed, and subsequently terminated merger between TNS and GFK Atkiengesellschaft.

(b)

The maximum cash payable by WPP, assuming full acceptance of the TNS offer, of approximately £758 million is calculated by multiplying the fully diluted share capital of TNS of 438,366,162 by 173 pence per TNS Share.

(c)

The maximum number of New WPP Shares that may be issued, assuming full acceptance of the TNS offer, of 82,801,368 is calculated by multiplying the fully diluted share capital of TNS of 438,366,162 by 0.1889 New WPP Shares.

32.	Documents available for inspection

Copies of the following documents are available for inspection at the registered office of New WPP at 22 Grenville Street, St Helier, Jersey JF4 8PX and at the offices of New WPP’s lawyers, Allen & Overy LLP, at One Bishops Square, London E1 6AD during normal business hours on any Business Day from the date of this document until close of business on the day of the Court Meeting and General Meeting:

(a)	the memorandum and articles of association of New WPP;

(b)	WPP’s memorandum and articles of association and WPP’s memorandum and articles of association as they will be following the proposed amendments at the General Meeting;

(c)

the audited consolidated accounts of the WPP Group for the three financial years ended 31 December 2005, 2006 and 2007 and the unaudited consolidated financial statements for the period ended 30 June 2008;

(d)	the rules (or, where applicable, participants’ guides) of the plans and trust deeds of the trusts referred to in paragraph 13 of this Part 6;

(e)	the Dividend Access Plan Rules;

(f)	the consent letter referred to in paragraph 27 of Part 6 of this document;

(g)	the Scheme Circular;

(h)	the Prospectus Equivalent Document; and

(i)	this document.

Dated 6 October 2008

PART 7

JERSEY REGULATION AND COMPANY LAW

1.	DIFFERENCES BETWEEN ENGLISH AND JERSEY COMPANY LAW

There are a number of differences between the Companies Act and the Jersey Companies Law which may impact upon the rights of New WPP Share Owners. However, where it was thought appropriate to confer similar rights on and protections to WPP Share Owners, and where permitted under the Jersey Companies Law, provisions replicating the position under English law have been incorporated into the New WPP Articles, as described in the summary setting out the principal differences between WPP Articles and New WPP Articles set out in paragraph 5 of Part 6 of this document. A fuller description of certain provisions of the New WPP Articles is set out in paragraph 6 of Part 6 of this document.

The key differences include (without limitation) the following:

(a)	the Jersey Companies Law does not confer statutory pre-emption rights on shareholders relating to new share issues;

(b)	any increase in the share capital of a company requires a special resolution (two-thirds majority) rather than an ordinary resolution (a simple majority);

(c)

under the Jersey Companies Law, the directors do not need the sanction of the shareholders to issue and allot shares (however, the existing provision contained in the Articles, by which the directors are required to obtain the sanction of shareholders to issue and allot shares, which reflects section 80 of the Companies Act 1985, has been adopted in the New WPP Articles);

(d)	a special resolution is required to be passed by two-thirds of shareholders present (in person or by proxy) at the relevant meeting, compared with a three quarters majority required under English law;

(e)

the circumstances in which the Jersey Companies Law permits a Jersey company to indemnify its directors in respect of liabilities incurred by the directors in carrying out their duties are limited, albeit in a slightly different manner to English companies. In particular, there is no express right for a Jersey company to pre-fund a director’s defence costs;

(f)

the Jersey Companies Law does not require the directors of a Jersey company to disclose to the company their beneficial ownership of any shares in the company (although they must disclose to the company the nature and extent of any direct or indirect interest which conflicts with, or may conflict with, a transaction into which the company or any of its subsidiaries is proposing to enter). Similarly, the Jersey Companies Law does not grant the directors of a Jersey company a statutory power to request information concerning the beneficial ownership of shares. However, powers broadly similar to those contained in section 793 of the Companies Act 2006 have been included in the New WPP Articles, which entitle the Directors to request information to establish details of interests in shares in New WPP. As a company which is listed on the Official List, New WPP and share owners in New WPP will be required to comply with the Disclosure and Transparency Rules, which require directors and other persons discharging managerial responsibilities to disclose certain transactions involving shares of the Company, as well as requiring substantial share owners to disclose to the Company their beneficial ownership of shares in the Company. In addition, a provision replicating certain of the Disclosure and Transparency Rules has been included in the New WPP Articles to require disclosure of beneficial ownership of shares in the company by substantial share owners;

(g)

the Jersey Companies Law does not require that shareholders approve compensation payments made to directors for loss of office, whereas under English law, a payment by a company for loss of office to a director of a company or its holding company must be approved by a resolution of shareholders. However, the position under English law has been replicated in the New WPP Articles;

(h)

under the Jersey Companies Law, shareholders holding not less than one-tenth of the total voting rights of the shareholders of the company may requisition a meeting of shareholders, whereas under the Companies Act, this right may be exercised by shareholders representing at least 10% of the paid up voting capital of the company;

(i)

under the Jersey Companies Law, at a meeting of shareholders, a poll may be demanded in respect of any question by: (i) no fewer than five shareholders having the right to vote on the question; or (ii) a shareholder or shareholders representing not less than one-tenth of the total voting rights of all shareholders having the right to vote on the question, whereas under the Companies Act, a shareholder or shareholders representing 10% of the total sum paid up on all voting shares also has the right to demand a poll;

(j)

the Jersey Companies Law does not confer on members the right to an independent scrutiny of a poll taken, or to be taken, at a general meeting, nor does it confer rights on members to require a company to circulate resolutions proposed to be moved by members at the next annual general meeting, or to circulate explanatory statements relating to any matter relating to a proposed resolution at a general meeting, or rights for a nominee holder of shares to have information rights granted to the underlying beneficial owner of the share. However, all of these rights have been provided for in the New WPP Articles;

(k)	there is no express restriction on donations by a company to political organisations under Jersey law;

(l)

under Jersey law, it is arguably more difficult for shareholders to bring a derivative claim against a company than is the case under the Companies Act. However, Jersey law includes an equivalent provision relating to protection of shareholders against unfair prejudice (which, in English law, has not changed substantially between the Companies Act 1985 and the Companies Act 2006);

(m)

under Jersey law, the two procedures for dissolving a Jersey company are winding up and désastre. Concepts such as receivership, administration and voluntary arrangements do not exist under Jersey law. The concept of a winding up is broadly similar to that under English law, except that, under Jersey law, a winding up may only be commenced by the Jersey company and not by one of its creditors. If the company is solvent, the winding up will be a summary winding up. If the company is insolvent, the winding up will be a creditors’ winding up. A creditor wishing to dissolve a Jersey company would seek to have the company’s property declared en désastre (literally meaning in disaster). If the company’s property is declared en désastre, all of the powers and property of the company (whether present or future or situated in Jersey or elsewhere) are vested in the Viscount (an officer of the court). The role of the Viscount is similar to that of a liquidator. The Viscount’s principal duty is to act for the benefit of the company’s creditors. He is not under an obligation to call any creditors’ meetings, although he may choose to do so; and

(n)	Jersey law does not permit the appointment of more than one corporate representative by a member in respect of the same shareholding.

The above list is intended to be illustrative only and does not purport to be exhaustive or to constitute legal advice. Any WPP Share Owners wishing to obtain further information regarding their rights as a New WPP Share Owners under Jersey law should consult their Jersey legal advisers.

2.	TAKEOVER BIDS

2.1	Mandatory bids

The City Code will apply to New WPP. Under the City Code, if an acquisition of New WPP Shares were to increase the aggregate holding of an acquirer and its concert parties to New WPP Shares carrying 30% or more of the voting rights in New WPP, the acquirer (and, depending upon the circumstances, its concert parties) would be required, except with the consent of the Panel on Takeovers and Mergers, to make a cash offer for the outstanding New WPP Shares at a price not less than the highest price paid for the New WPP Shares by the acquirer or its concert parties during the previous 12 months. A similar obligation to make such a mandatory offer would also arise on the acquisition of New WPP Shares by a person holding (together with its concert parties) New WPP Shares carrying between 30% and 50% of the voting rights in New WPP if the effect of such acquisition were to increase that person’s percentage of the voting rights they hold in New WPP Shares.

2.2	Squeeze-out

The Jersey Companies Law provides that where a person (the Offeror) makes a takeover offer to acquire all of the shares (or all of the shares of any class) in a Jersey company (other than any shares already held by the Offeror at the date of the offer), if the Offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of the shares (or class of shares) to which the offer relates, the Offeror may (subject to the requirements of the Jersey Companies Law), by notice to the holders of the shares (or class of shares) to which the offer relates which the Offeror has not already acquired or contracted to acquire, compulsorily acquire those shares. A holder of any shares who receives a notice of compulsory acquisition may, within six weeks from the date on which such notice was given, apply to the Jersey Court for an order that the Offeror not be entitled and bound to purchase the holder’s shares or that the Offeror purchase the holder’s shares on terms different to those of the Offeror’s offer.

2.3	Sell-out

Where before the end of the period within which the takeover offer can be accepted, the Offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than 90% in nominal value of all of the shares (or all of the shares of a particular class) of the Jersey company, the holder of any shares (or class of shares) to which the offer relates who has not accepted the offer may, by written notice to the Offeror, require the Offeror to acquire the holder’s shares. The Offeror shall (subject to the requirements of the Jersey Companies Law) be entitled and bound to acquire the holder’s shares on the terms of the offer or on such other terms as may be agreed. Where a holder gives the Offeror a notice of compulsory acquisition, each of the Offeror and the holder of the shares is entitled to apply to the Jersey Court for an order that the terms on which the Offeror is entitled and bound to acquire the holder’s shares shall be such as the court thinks fit.

PART 8

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise or unless stated otherwise:

401k Plans means the J. Walter Thompson Company U.S. Employees Profit Sharing and Matched Savings Plan, The M Plan, the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan, and the Hill and Knowlton Retirement and 401k Savings Plan;

Act or Companies Act means the Companies Act 1985, as amended, or as the context requires the Companies Act 2006;

Admission means admission of the New WPP Shares to the Official List and to trading on the London Stock Exchange’s main market for listed securities, and “Admission becoming effective” means it becoming effective in accordance with paragraph 3.2.7 of the Listing Rules and the Admission and Disclosure Standards published by the London Stock Exchange;

Amended WPP Articles means the Articles, as they are proposed to be amended at the General Meeting;

Articles means the articles of association of WPP;

Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are generally open for business in the City of London for the transaction of normal banking business;

certificated or in certificated form means in relation to a share or other security, a share or other security which is not in uncertificated form;

Chief Executive Officer means the executive responsible for management of the day-to-day operations of WPP, currently Sir Martin Sorrell;

Chief Financial Officer means the executive responsible for management of WPP’s overall financial policies, currently Paul Richardson;

Chief Talent Officer means the executive responsible for WPP’s talent operations, currently Mark Linaugh;

City Code means the City Code on Takeovers and Mergers;

Combined Code means the Combined Code on Corporate Governance published in June 2006 by the Financial Reporting Council;

Conditions means the conditions to the Scheme which are set out in paragraph 4 of Part 2 of the Scheme Circular;

Consolidated Financial Statements means the audited consolidated financial statements of the WPP Group for the financial years ending 2005, 2006 and 2007;

Continuing Share Plans means the WPP Annual Bonus Deferral Programme, the WPP Group plc 2004 Leadership Equity Acquisition Plan and the WPP Group plc Performance Share Plan;

Court means the High Court of Justice in England and Wales;

Court Hearing means the hearing by the Court of the claim form to sanction the Scheme under Part 26 of the Companies Act 2006 and to confirm the reduction of share capital of WPP pursuant to the Scheme under section 137 of the Companies Act 1985;

Court Meeting means the meeting of the Scheme Share Owners convened by order of the Court pursuant to Part 26 of the Companies Act 2006 to be held at the offices of Allen & Overy LLP, One Bishops Square, London E1 6AD at 11.30 a.m. on 30 October 2008 to consider and, if thought fit, approve the Scheme, notice of which is set out in Part 6 of the Scheme Circular, and any adjournment thereof;

Court Order means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act 2006 and confirming the Scheme Reduction of Capital;

CREST means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear in accordance with the CREST Regulations;

CREST Regulations means (as applicable) the Uncertificated Securities Regulations 2001, as amended or the Companies (Uncertificated Securities) (Jersey) Order 1999, as amended;

Deloitte & Touche means Deloitte & Touche LLP;

Disclosure and Transparency Rules means the rules and regulations made by the FSA in its capacity as the UK Listing Authority under Part VI of FSMA, and contained in the UK Listing Authority’s publication of the same name;

Dividend Access Plan means the dividend access plan as described in Part 5 of this document;

Dividend Access Plan Rules means the rules of the Dividend Access Plan;

Dividend Access Share means the dividend access share in the capital of WPP UK Dividend Co having a nominal value of £1 and having the rights attaching to it as set out in the articles of association of WPP UK Dividend Co, as described in paragraph 4 of Part 1 of the Scheme Circular;

Dividend Access Trust means the trust to be established pursuant to the declaration of trust between the Company, WPP, WPP UK Dividend Co and the Trustee;

DTC means the Depositary Trust Company;

EC Merger Regulation means Council Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings;

Effective Date means the date on which the Scheme becomes effective in accordance with Clause 7 of the Scheme, expected to be 19 November 2008;

Election Notice means the pink form of election notice to participate in the Dividend Access Plan, a copy of which accompanies the Scheme Circular;

Enlarged Group means, assuming the TNS Acquisition becomes effective, the combined WPP Group and the TNS Group;

ESOPs means the WPP Group plc Grantor Trust, the WPP Group plc US Grantor No.2 Trust, the WPP Group CIP Grantor Trust, the WPP Group plc ROW ESOP and the WPP Group plc UK ESOP;

Euroclear means Euroclear UK & Ireland Limited;

European Economic Area means the European Union, Iceland, Norway and Liechtenstein;

Finance Committee means the finance committee of the WPP Group;

Forms of Proxy means as the context may require, either or both of (a) the white form of proxy for use at the Court Meeting, and (b) the blue form of proxy for use at the General Meeting, each of which accompanies this document;

FSA means the Financial Services Authority;

FSMA means the Financial Services and Markets Act 2000, as amended;

General Meeting means the general meeting of WPP Share Owners to be held at Allen & Overy LLP, One Bishops Square, London E1 6AD at 11.45 a.m. on 30 October 2008 (or as soon thereafter as the Court Meeting shall been concluded or adjourned), notice of which is set out in Part 7 of the Scheme Circular, and any adjournment thereof;

HMRC means Her Majesty’s Revenue and Customs;

holder means a registered holder, including any person entitled by transmission;

IAS means International Accounting Standards;

IFRS means International Financial Reporting Standards;

Inherited Share Plans means the Young & Rubicam Inc. 1997 Incentive Compensation Plan, the Grey Advertising Inc. 1994 Stock Incentive Plan, the Grey Global Group Inc. 2003 Senior Management Incentive Plan, the Tempus Group plc 1998 Long Term Incentive Plan, the 24/7 Real Media, Inc. 2002 Stock Incentive Plan and the 24/7 Media, Inc. 1998 Stock Incentive Plan;

Irish Shares means one ordinary share of €1.00 each held by New WPP in the capital of each of WPP Ireland Holdings Limited, WPP Air 1 Limited and WPP Air 2 Limited;

IRS means the United States Internal Revenue Service;

ISIN means International Securities Identification Number;

ISA means an individual savings account;

Jersey Companies Law means the Companies (Jersey) Law 1991 (as amended);

Jersey Court means The Royal Court of Jersey;

Jersey Income Tax Law means the Income Tax (Jersey) Law 1961 (as amended);

Jersey Registrars means Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, Jersey JE4 8PW;

Kantar Group means Kantar and its group companies, as described in paragraph 1 of Part 3 of this document;

Listing Rules means the listing rules of the UK Listing Authority;

London Stock Exchange means the London Stock Exchange plc;

Meetings means the Court Meeting and the General Meeting, and Meeting means either of these;

member means a member of WPP, on the register of members at any relevant date;

Member State means a sovereign state which is a member of the European Union;

Merrill Lynch means Merrill Lynch International;

NASDAQ means The NASDAQ Stock Market, Inc.;

New Shares means ordinary shares of ten pence each in the capital of WPP created following the cancellation of the Scheme Shares, which shall be of an aggregate nominal amount equal to the aggregate nominal amount of the cancelled Scheme Shares (less the sum of £1) and which shall be issued credited as fully paid to New WPP pursuant to the Scheme;

New Voting Share means the special voting share of £1 in the capital of WPP created following the cancellation of the Scheme Shares, such share carrying rights to vote on all matters with such number of votes as will enable the holder of such share to approve (or not approve) any shareholder resolution of the Company following the Effective Date;

New WPP or Company means WPP plc, a public company limited by shares incorporated in Jersey under the Jersey Companies Law with registered number 101749;

New WPP ADR means an American Depositary Receipt certificate evidencing New WPP ADSs;

New WPP ADS means an American Depositary Share to be issued by the US Depositary in respect of and representing the right to receive five (5) New WPP Shares;

New WPP ADS Deposit Agreement means the deposit agreement relating to New WPP ADSs between New WPP and Citibank N.A. as described in paragraph 23.1(xiv) of Part 6 of this document;

New WPP Articles means the articles of association of New WPP;

New WPP Board means the board of directors of New WPP;

New WPP Directors means the directors of New WPP whose names appear in the section of this document headed “Directors, Secretary, Registered and Head Office and Advisers”;

New WPP Group means before the Effective Date, New WPP, and after the Effective Date, New WPP and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings;

New WPP Memorandum of Association means the memorandum of association of New WPP;

New WPP Reduction of Capital means the proposed reduction of capital of New WPP under the Jersey Companies Law, as described in paragraph 2.3 of Part 1 of this document;

New WPP Reduction of Capital Resolution means the Special Resolution 2, set out in paragraph 2 of the notice convening the General Meeting contained in Part 7 of the Scheme Circular, to approve the New WPP Reduction of Capital;

New WPP Share Owner means a holder of New WPP Shares from time to time;

New WPP Shares means ordinary shares of ten pence each in the capital of New WPP;

New WPP Treasury Share means a treasury share of ten pence each in the share capital of New WPP;

Official List means the official list of the UK Listing Authority;

Old WPP means the company previously named WPP Group plc and now known as WPP 2005 Limited;

Old WPP Shares means ordinary shares of 10 pence each in the capital of Old WPP;

Ordinary Resolution means the ordinary resolution to be proposed at the General Meeting, numbered 5, as set out in Part 7 of the Scheme Circular;

Outstanding Award Plans means the WPP Executive Stock Option Plan, the WPP Worldwide Ownership Plan, the WPP 2005 Executive Stock Option Plan, the WPP 2005 Worldwide Ownership Plan, the WPP Annual Bonus Deferral Programme and the Deferred Stock Units Award Agreements;

Overseas Persons means Scheme Share Owners who are resident in, ordinarily resident in, or citizens of, jurisdictions outside Jersey or the United Kingdom;

Proposals means collectively the Scheme, the New WPP Reduction of Capital and the Share Plan Proposals;

Prospectus Directive means Directive 2003/71/EC, and including any relevant implementing measure in each Member State of the European Economic Area that has implemented Directive 2003/71/EC;

Prospectus Equivalent Document means the document published on 1 August 2008 by WPP in connection with the TNS Offer;

Prospectus Rules means the rules and regulations made by the FSA in its capacity as the UK Listing Authority under Part VI of FSMA, and contained in the UK Listing Authority’s publication of the same name;

Registrar of Companies means the Registrar of Companies in England and Wales;

Registrars means Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS13 8AE;

Regulatory Information Service means a regulatory information service that is approved by the FSA;

Replacement Share Plans means the WPP 2008 Executive Stock Option Plan and the WPP 2008 Worldwide Ownership Plan, both as summarised in paragraph 13 of Part 6 of this document;

Resolutions means the ordinary and/or special resolutions (as applicable) to be proposed at the General Meeting, as set out in Part 7 to the Scheme Circular;

Revolving Credit Facility means the revolving credit facility described in paragraph 23.1(ii) of Part 6 of this document;

Scheme or Scheme of Arrangement means the scheme of arrangement proposed to be made under Part 26 of the Companies Act 2006 between WPP and the holders of Scheme Shares as set out in Part 3 of the Scheme Circular, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by WPP and New WPP;

Scheme Circular means the circular sent to WPP Share Owners dated 6 October 2008 relating to the Proposals;

Scheme Record Time means 6.00 p.m. on the Business Day immediately preceding the Effective Date;

Scheme Reduction of Capital means the reduction of capital referred to in Clause 1(a) of the Scheme;

Scheme Share Owner means a holder of Scheme Shares as appearing in the register of members of WPP;

Scheme Shares means:

(a)	all the WPP Shares in issue at the date of this document;

(b)	all (if any) additional WPP Shares issued after the date of this document and before the Voting Record Time; and

(c)

all (if any) further WPP Shares which may be in issue at or after the Voting Record Time immediately before the confirmation by the Court of the Scheme Reduction of Capital in respect of which the original or any subsequent holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound;

SEC means the US Securities and Exchange Commission;

Share Plan Proposals means the adoption and/or the satisfaction of existing awards under the Replacement Share Plans, the WPP Share Plans and the Inherited Share Plans in accordance with the resolutions proposed at the General Meeting, as set out in Part 7 of the Scheme Circular;

Special Resolutions means the special resolutions to be proposed at the General Meeting, numbered 1 to 4, as set out in Part 7 of the Scheme Circular;

Statutes means for the purposes of paragraph 6 of Part 6 of this document means the Jersey Companies Law and every other statute, statutory instrument, regulation or order, for the time being in force, concerning companies registered under the Jersey Companies Law, including the Electronic Communication (Jersey) Law 2000 and the Companies (Uncertificated Securities) (Jersey) Order 1999;

subsidiary or subsidiary undertaking means has the meaning given in the Act;

TNS means Taylor Nelson Sofres plc;

TNS Acquisition means the acquisition by WPP of the entire issued share capital of TNS pursuant to the TNS Offer;

TNS Group means TNS and its subsidiary undertakings;

TNS Offer means the offer made by WPP to acquire the whole of the issued and to be issued share capital of TNS on the terms and conditions set out in the TNS Offer Document and in the form of acceptance and election (and where the context so requires any subsequent revision, variation, extension or renewal of such offer);

TNS Offer Document means the document dated 1 August 2008 containing the terms and conditions of the TNS Offer;

TNS Share Owners means holders of TNS Shares;

TNS Shares means the existing unconditionally allotted or issued and fully paid ordinary shares of 5 pence each in the capital of TNS and any further such shares which may be unconditionally allotted or issued and fully paid before the date on which the TNS Offer closes (or before such earlier date as WPP may, subject to the City Code, decide), but excluding any shares held as treasury shares on such date as WPP may decide before the date on which the TNS Offer closes;

Trustee means Computershare Trustees (C.I.) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW;

UK Bond Issues means the €750,000,000 6.625 per cent. guaranteed bonds due 2016, the €500,000,000 5.25 per cent. guaranteed bonds due 2015, the £200,000,000 6.375 per cent. guaranteed bonds due 2020, the £400,000,000 6.0 per cent. guaranteed bonds due 2017 and the €600,000,000 4.375 per cent. guaranteed bonds due 2013 (each a UK Bond Issue respectively);

UK GAAP means generally accepted accounting principles in the UK;

UK Listing Authority means the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functions in respect of the Admission to the Official List otherwise than in accordance with Part VI of FSMA;

uncertificated or in uncertificated form means in relation to a share or other security, a share or other security, title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and the title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

United Kingdom or UK means the United Kingdom of Great Britain and Northern Ireland;

United States or US means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

US Depositary means Citibank N.A., including, where the context requires, its nominee;

US GAAP means generally accepted accounting principles in the US;

US Securities Act means the US Securities Act of 1933, as amended;

Voting Record Time means 6.00 p.m. (London time) on 28 October 2008, or if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting;

Withdrawal Notice means a notice to withdraw from participation in the Dividend Access Plan, which is available upon request from the Jersey Registrars;

WPP means WPP Group plc, a public limited company incorporated in England and Wales with registered number 05537577 and where the context requires in Part 4 “Operating and Financial Review”, the WPP Group;

WPP ADR means an American Depositary Receipt certificate evidencing WPP ADSs;

WPP ADS means an American Depositary Share issued by the US Depositary in respect of and representing five WPP Shares;

WPP Board means the board of directors of WPP;

WPP Directors means the directors of WPP whose names are set out in paragraph 3.1 of Part 4 of the Scheme Circular;

WPP Facilities means (a) £650,000,000 Term Credit Facility Agreement dated 9 July 2008 between, amongst others, WPP, Citibank International plc (as Agent) and Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc (as Mandated Lead Arrangers); (b) £600,000,000 Revolving Credit Facility Agreement dated 9 July 2008 between, amongst others, WPP, Citibank International plc (as Agent) and Banc of America Securities Limited, Banco Santander S.A., Barclays Capital, BNP Paribas, Citigroup Global Markets Limited, HSBC Bank plc and The Royal Bank of Scotland plc (the Mandated Lead Arrangers); and (c) US$1,600,000,000 Revolving Credit Facility Agreement (including US $1,400,000,000 Swingline Facility) dated 23 August 2005 between, amongst others, WPP, Citibank International plc (as Agent) and Citibank, N.A. (as Swingline Agent), and WPP Facility means each of them respectively;

WPP Group means before the Effective Date, WPP and its subsidiaries and subsidiary undertakings, and, where the context requires, its associated undertakings and, after the Effective Date, New WPP and its subsidiaries and subsidiary undertakings and, where the context requires, its associated undertakings;

WPP Non-Voting Shares means deferred non-voting shares of ten pence each in the capital of WPP;

WPP Share Owners or Share Owners means holders of WPP Shares from time to time;

WPP Share Plans means the WPP Executive Stock Option Plan, the WPP Worldwide Ownership Plan, the WPP Group plc 2004 Leadership Equity Acquisition Plan, the WPP Group plc Performance Share Plan, the ESOPs, the WPP 2005 Executive Stock Option Plan, the WPP 2005 Worldwide Ownership Plan, the WPP Annual Bonus Deferral Programme and the Deferred Stock Units Award Agreements;

WPP Shares means ordinary shares of ten pence each in the capital of WPP; and

WPP UK Dividend Co means WPP DAS Limited, a private company limited by shares being an indirect subsidiary of New WPP.